
13001464



ESTRELLA MEDICAL PLAZA
PHOENIX, AZ

ANNUAL REPORT 2012


HTA

Healthcare Trust of America, Inc.

A Leading Owner of Medical Office Buildings

COMPANY HIGHLIGHTS


HTA
Healthcare Trust of America, Inc.

MEDICAL OFFICE BUILDING FOCUS - 90% OF GLA

Gross real estate investments (billions)	$2.6
Total buildings	266
Occupancy	91.1%
Portfolio lease renewal rate (for the year ended December 31, 2012)	86.5%
Total portfolio gross leasable area (GLA) (millions)	12.6

Investment grade tenants (based on annualized base rent)	39.8%
Credit rated tenants (based annualized rents)	56.3%
% of portfolio on or adjacent to campus/affiliated	95.7%
Average remaining lease term for all buildings (years)	6.7
Average remaining lease term for single-tenant buildings (years)	8.9
Average remaining lease term for multi-tenant buildings (years)	5.4

Credit ratings	Baa3/BBB-
Cash (millions)	$16.0
Total debt to capitalization	32.8%
Weighted average interest rate per annum on portfolio debt	4.1%

*As of December 31, 2012



Healthcare Trust of America (NYSE: HTA), a publicly traded real estate investment trust, is a leading, fully-integrated, owner of medical office buildings. HTA continues to take steps to maximize stockholder value and on June 6, 2012, HTA listed its Class A common stock on the New York Stock Exchange ("NYSE") under the ticker symbol "HTA." As of December 31, 2012, HTA had invested $2.6 billion in a high quality portfolio of medical office buildings ("MOBs") and other facilities that serve the healthcare industry. The portfolio is 95.7% on-campus or aligned with dominant healthcare systems located in 27 states, and is 91.1% leased with 56.3% credit rated tenants (or whose parent companies are credit rated), of which 39.8% are investment grade. HTA has a strong balance sheet with flexibility and liquidity for growth and it has investment grade ratings by Moody's and Standard & Poor's.



SCOTT D. PETERS
Chairman,
Chief Executive Officer, and
President

DEAR STOCKHOLDER,

Our 2012 has been transformational for Healthcare Trust of America, Inc. ("HTA") and our stockholders. We listed on the New York Stock Exchange ("NYSE"), offering liquidity to stockholders and enabling our stock to trade on a daily basis, introduced our company to Wall Street investors, and reported as a public company on a quarterly basis. We are encouraged by our recent results and believe that in 2013 we will continue to make strides as a public company and continue to increase stockholder value.

In 2006, HTA was founded with the fundamental idea that medical office real estate was a critical and defensive asset class that was positioned to provide investors with stable and growing income in all types of economic environments. We started as an externally advised, non-traded REIT focused on healthcare real estate. We have grown into one of the largest, dedicated owners of medical office buildings in the country, with a portfolio, management team, and asset management platform that we believe are second to none.

During the last 8 years the United States encountered one of the worst economic time periods this country has experienced. While other real estate sectors have struggled and continue to struggle, HTA was able to produce stable returns for our investors, take unique and groundbreaking corporate actions, and position HTA with strong fundamentals for the future. For our initial investors who invested in January 1, 2007 and have retained ownership in our stock, we generated total returns of over 85% - an annualized rate of more than 10% through April 1, 2013. We are proud that this performance compares favorably to the total returns from the S&P 500 and the MSCI US REIT Index (RMS) over that same period.

As many of our stockholders remember, HTA took a number of significant actions that we believe were critical to our success and ultimately changed the non-traded REIT industry for the benefit of stockholders. Our Board moved HTA to self-management in 2008, eliminated any internalization fee paid to sponsors (that have been in excess of $100-200 million in some other situations), eliminated acquisition and asset management fees, and moved our equity raising to a new and independent platform. We certainly could not have accomplished these results without the support of our initial stockholders, financial advisors, and broker dealers. I am truly appreciative of that support and continue to be encouraged that many of you have remained invested in HTA.

HTA is tremendously fortunate to have acquired over $1.8 billion of assets, or 70% of our portfolio, during the downturn years of 2008, 2009, and 2010. HTA was a cash buyer at a time when most other healthcare REITs were on the sidelines repairing their balance sheets, banks were reluctant to lend, and existing owners were seeking to sell assets to raise capital. This enabled us to put together a high quality portfolio that we believe could not be accumulated today.

We believe our asset class has great fundamentals that are both defensive and positioned for future growth. We invest in medical office buildings that are located on- or adjacent to health system campuses across the United States. We believe health system campuses are going to be the major hub of healthcare delivery in the next 10 to 20 years. Medical office buildings located around these core, critical real estate locations should benefit from significant tenant demand, synergies with the capital-intensive hospital campuses, and high barriers to entry.

HTA STOCKHOLDER RETURNS


100.0%
50.0%
0.0%
-50.0%
100.0%
2007
2008
2009
2010
2011
2012
2013
HTA
RMS
S&P 500

NORMALIZED FUNDS FROM OPERATIONS ($MM)


$150
$100
$50
$0
$22
$43
$84
$116
$135
2008
2009
2010
2011
2012

Traditionally, healthcare has been viewed as a defensive sector, given its need-based demand. However, several key macroeconomic trends should position healthcare real estate for significant growth over the next 5 to 15 years.

The Affordable Care Act is expected to provide insurance coverage for an additional 30 to 40 million individuals. The historical pattern is clear that when people have insurance, they tend to utilize additional healthcare services. With a focus on cost-efficient care and preventative services, most of this additional medical care will be provided in lower cost settings such as medical office buildings, which will help generate cost savings and efficiencies for the health system.

It is well documented that the U.S. population is getting older. As people get older, they tend to need more healthcare. This is a key reason why healthcare expenditures and its share of GDP are expected to grow significantly in the future.

Healthcare in the next decade will not just be provided by physicians. Rather, increasing amounts of care will be provided by nurses, physician assistants, and highly trained technicians. These healthcare professionals will be the first line of care, which is an important reason why the Bureau of Labor Statistics is projecting that these jobs will be among the fastest growing over the next decade. It certainly has been a growth engine for employment over the last 3 to 4 years.

With that as a backdrop, it is with great pleasure that I can report to you the progress that we achieved for our stockholders in 2012 and our plans for 2013.

Most importantly, we listed our shares on the NYSE on June 6, 2012. We executed this plan through a structured process in-line with our original target. We also established an industry leading asset management platform that managed more than 70% of our portfolio at year end, through our regional offices in Indianapolis, Atlanta, Charleston and Scottsdale. We believe this improves our leasing performance and tenant satisfaction, increasing our enterprise value which can be used to grow our company.

Financially, we grew our normalized funds from operation by more than 17% per share in 2012. We accomplished this result through a mix of same store growth and high quality acquisitions. For the year 2012, these acquisitions totaled $295 million, which expanded our portfolio by more than 10% and were completed at cap rates in the high 7% range.

We maintained a strong and conservative balance sheet. We have been investment grade since 2011, reflecting our low leverage and stable portfolio. In 2012, we lowered our cost of debt from 5.25 to 4.06 percent. Since then, we re-priced our credit facility and expanded it to $650 million, which provides significant liquidity to us. As a result, Moody's recently put us on positive outlook for an upgrade. These achievements also enabled us to execute a very successful debut bond issuance in March of 2013, locking in $300 million in 10 year debt at 3.7% per annum. We believe our strong balance sheet positions us to weather any real estate cycle, and to continue to pursue external growth as we identify attractive opportunities.

In 2013, we look forward to growing our investor base as a public company. We will focus on growing stockholder value, maintaining a fortress balance sheet, and growing our portfolio.

We appreciate your investment in HTA and continue to work hard for you every day.

Sincerely,



Scott D. Peters
Chairman, CEO and President

PRESENCE IN 27 STATES (BASED ON GLA)


AZ 11%
TX 11%
IN 10%
SC 9%
PA 9%
FL 7%
NY 7%
GA 5%
OTHER
31%

KEY MARKET CONCENTRATION

MARKET	% OF PORTFOLIO
Phoenix, AZ	9.1%
Pittsburgh, PA	7.8%
Greenville, SC	7.6%
Indianapolis, IN	6.5%
Albany, NY	5.9%
Houston, TX	5.5%
Atlanta, GA	4.6%
Dallas, TX	3.7%
Boston, MA	2.9%
Raleigh, NC	1.9%
Oklahoma City, OK	1.5%

CREDIT RATED TENANTS (ANNUALIZED BASE RENT)


CREDIT
TENANTS
56%
NOT
RATED
44%

KEY PORTFOLIO HIGHLIGHTS


METHODIST MEDICAL PLAZA NORTH
INDIANAPOLIS, IN

INDIANAPOLIS PORTFOLIO

Indianapolis, IN

HTA's Indianapolis Portfolio consists of 32 properties totaling approximately 820,000 square feet of GLA that were acquired for approximately $111 million. This portfolio is anchored by Indiana University Health (Moody's, A1), Indiana's most comprehensive academic health centers. Indianapolis has been one of the fastest growing areas in the Midwestern United States and has a business friendly environment.

Indianapolis was the first portfolio that HTA brought onto its internal property management platform in 2010. Since then, HTA has focused on developing better tenant relationships, improving building operations through more responsive building personnel and lowering building costs for the benefit of tenants and HTA


PATEWOOD MEDICAL OFFICE BUILDING B
GREENVILLE, SC

GREENVILLE PORTFOLIO

Greenville, SC

The Greenville portfolio consists of 17 properties totaling 965,000 square feet of GLA. The majority of this portfolio is on the campus of and leased to Greenville Health System (GHS, Moody's A1), the dominant health system in the Upstate region of South Carolina. HTA acquired the majority of these properties directly from GHS in 2009 for a total investment of $163 million, one of the largest hospital monetizations in the past 10 years.

Over the last 10 years, South Carolina's population has grown considerably, as individuals relocate to the states' moderate weather, business friendly environment, and affordable cost of living. The Greenville-Spartanburg MSA has also transformed itself into a manufacturing and transportation hub, serving as the national or regional headquarters for Fluor, BMW, Michelin, and Hubble Lighting.


ST. ANNE'S MEDICAL OFFICE BUILDING
FALL RIVER, MA

BOSTON PORTFOLIO

Boston, MA

The Boston portfolio is comprised of 12 medical office buildings totaling 359,000 square feet of GLA that were purchased from Steward Health Care for $100 million in 2012. This Boston portfolio is 100% leased, primarily to Steward Health Care, one of the leading hospital systems in New England that is focused on providing high quality, affordable healthcare. The properties are strategically located in established, high-barrier-to-entry neighborhoods that are adjacent to hospitals and within close proximity to complementary practices in the greater Boston area.

The Boston area has a large and affluent population, with a high proportion of baby boomers and retirees relative to the national average. A high quality of life, world class educational institutions, and job opportunities in innovative industries continue to attract residents to the area. In addition, the Massachusetts Health Reform Act of 2006 has resulted in almost every area resident obtaining health insurance, a positive fact for healthcare utilization.

KEY PORTFOLIO HIGHLIGHTS

HTA
Healthcare Trust of America, Inc.


FOREST PARK MEDICAL CENTER PAVILION
DALLAS, TX

DALLAS PORTFOLIO

Dallas, TX

At year-end, HTA's Dallas portfolio included 12 properties totaling 462,000 square feet of GLA (Gross Leasable Area). This portfolio was assembled over the last 5 years for a total investment of approximately $147 million. Dallas is an attractive market for MOBs given its strong population growth, robust economic environment, and stable healthcare marketplace.

Most recently, HTA acquired two on-campus MOBs from affiliates of Forest Park Medical Center, a leading health system consisting of physician-owned hospitals located throughout Texas. This health system provides cutting edge treatment in high-end facilities that target private pay patients in key markets. The Dallas campus was the first campus to be developed and its success has led to the development of 5 additional hospitals throughout the state.


WEBB MEDICAL PLAZA BUILDING B
SUN CITY WEST, AZ

PHOENIX PORTFOLIO

Phoenix, AZ

The Phoenix Portfolio includes 33 properties totaling 1,152,000 square feet of GLA. This portfolio is located throughout the Phoenix MSA, including the key submarkets of Sun City, Estrella, and Desert Ridge. The majority of this portfolio is located on or adjacent to hospital campuses associated with Banner Health (Fitch: AA), one of the largest, regional not-for-profit hospital chains in the United States.

The Phoenix area remains one of the fastest growing regions of the country, with total in-migration of 27% from 2000 to 2012. It also remains a top retirement destination, with a warm climate, low cost of living, and senior-friendly infrastructure – including age restricted communities such as Sun City. These trends create a positive tailwind for healthcare demand in the coming decade.


ALLEGHENY HQ BUILDING
PITTSBURGH, PA

PITTSBURGH PORTFOLIO

Pittsburgh, PA

The Pittsburgh Portfolio includes three unique properties, encompassing 978,000 square feet of GLA. The portfolio is 100% leased and is predominately affiliated with Highmark (Moody's, S&P: A). Highmark is one of the largest Blue Cross affiliates in the nation and has created a vertically integrated healthcare company that includes its Allegheny Health Network (formerly West Penn Allegheny Health System). Highmark intends to use its integrated care network to provide the type of affordable, high quality care envisioned by the Affordable Care Act.

In addition to having strong, credit rated tenants, this market also benefits from a growing economy focused on technology and medicine and boosted by the nearby Marcellus Shale gas fields. This has led to below average unemployment and an increase in population, highlighted by its first place showing in the 2013 U-Haul Index, which measures regional migration trends.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______.

Commission file number: **001-35568**

HEALTHCARE TRUST OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

Maryland	**20-4738467**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona	**85254**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(480) 998-3478**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Class A common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Class B-1, B-2 and B-3 common stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $566,767,574, computed by reference to the closing price as reported on the New York Stock Exchange.

As of February 22, 2013, there were 100,993,986 shares of Class A common stock and 114,566,254 shares of Class B common stock of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy statement for the Annual Meeting of Stockholders to be held in July 2013 are incorporated by reference into Part III, Items 10 - 14 of this Annual Report on Form 10-K.

HEALTHCARE TRUST OF AMERICA, INC.
(A Maryland Corporation)
TABLE OF CONTENTS

PART I

Item 1. Business.

The use of the words "we," "us" or "our" refers to Healthcare Trust of America, Inc. and its subsidiaries, including Healthcare Trust of America Holdings, LP, or our operating partnership, except where the context otherwise requires.

BUSINESS OVERVIEW

We are a Maryland corporation and we were incorporated on April 20, 2006. We were initially capitalized on April 28, 2006 and consider that to be our date of inception.

We are a fully integrated, self-administered and internally managed real estate investment trust, or REIT. We acquire, own and operate medical office buildings and other facilities that serve the healthcare industry. We have been an active, disciplined buyer of medical office buildings, acquiring properties with an aggregate purchase price of approximately $2.6 billion through December 31, 2012. We are one of the largest owners of medical office buildings, based on gross leasable area, or GLA, in the United States. Our portfolio is primarily concentrated within major U.S. metropolitan areas and located primarily on or adjacent to campuses of nationally recognized healthcare systems. Approximately 95.7% of our portfolio based on GLA was located on-campus or aligned with nationally and regionally recognized healthcare systems.

Our business focuses on building relationships with strong tenants and health systems that are leaders in their markets. Investment grade rated tenants as a percent of annualized base rent was approximately 39.8% as of December 31, 2012. As of December 31, 2012, approximately 56.3% of our annualized base rent was derived from tenants that have (or whose parent companies have) a credit rating from a nationally recognized rating agency, including, but not limited to, Greenville Hospital System, Highmark, Aurora Health Care, Indiana University Health, Community Health Systems, Deaconess Health System, Banner Health, Hospital Corporation of America, Wellmont Health System, Catholic Health Partners, Rush University Medical Center and Sisters of Mercy Health System. As of December 31, 2012, our portfolio contains approximately 12.6 million square feet of GLA with an occupancy rate of approximately 91.1%, including month-to-month leases and leases that have been executed, but which have not yet commenced. Our portfolio is diversified geographically across 27 states, with no state having more than 11.0% of the GLA of our portfolio. As of December 31, 2012, none of our tenants at our properties accounted for 6.0% or more of our annualized base rent. As of December 31, 2012, our portfolio consisted of 247 medical office buildings and 19 other facilities that serve the healthcare industry, as well as a mortgage loan receivable secured by medical office buildings.

We invest primarily in medical office buildings based on fundamental healthcare and real estate economics. Medical office buildings serve a critical role in the national healthcare delivery system, and we believe there are key dynamics within the healthcare industry that increase the need for, and the value of, medical office buildings. Overall healthcare utilization is expected to increase as a result of the population aging and the implementation of the Affordable Care Act. Further medical office buildings typically have higher rent coverage and more stable income than other healthcare real estate. As hospitals and other facilities that serve the healthcare industry and physicians continue to collaborate, we believe an increasing number of healthcare services will be undertaken in medical offices. Further, with healthcare reform projected to expand coverage to over 30 million additional patients by 2021, we believe the performance of office-based services will play a key role in providing quality healthcare while also allowing for the recognition of cost efficiencies. In addition, as the emphasis within the healthcare industry moves toward preventative care, rather than responsive care, we expect that more healthcare services will be undertaken at medical offices.

Another key reason that we invest in medical office buildings is that we believe there is generally the potential for higher returns with lower vacancy risk relative to other types of real estate investing. Like traditional commercial office property, as we renew leases and lease new space, we expect that the recovering economy and the limited supply will allow us to earn higher rents. Unlike commercial office space, however, medical office tenants, primarily physicians, hospitals and other healthcare providers, typically do not move or relocate, thus providing for stable tenancies and an ongoing demand for medical office space.

Our principal executive offices are located at 16435 North Scottsdale Road, Suite 320, Scottsdale, AZ 85254 and our telephone number is (480) 998-3478. We maintain a web site at *www.htareit.com* at which there is additional information about us. The contents of that site are not incorporated by reference in, or otherwise a part of this filing. We make our periodic and current reports available at *www.htareit.com* as soon as reasonably practicable after such materials are electronically filed with the Securities Exchange Commission, or the SEC. They are also available in hard copy to any stockholder upon request.

BUSINESS STRATEGIES

Our primary objective is to enhance stockholder value with disciplined growth through strategic investments and to provide an attractive total risk-adjusted return for our stockholders by consistently increasing our cash flow. The strategies we intend to execute to achieve this objective include:

- *Maximize Internal Growth through Proactive Asset Management, Leasing and Property Management Oversight.* Our asset management focuses on a defined growth strategy, seizing on opportunities to achieve more profitable internal and external growth. Our strategy focuses on increasing rental rates while maximizing operating efficiencies at our properties. Specific components of our overall strategy include:
    - transitioning the property management and leasing function to our in-house property management and leasing platform in geographic areas in which we have significant portfolio concentrations. We believe our in-house property management and leasing platform improves tenant relations that helps drive higher retention rates and enables us to achieve deeper local and regional expertise;
    - obtaining accretive rental rates on our lease rollovers and actively leasing our vacant space at a time when there is limited supply of medical office space in a slow-recovering economy;
    - leveraging and proactively partnering with recognized property management and leasing companies in markets where our in-house property management platform is not currently active;
    - improving the quality of service provided to tenants by being attentive to needs, managing expenses, and strategically investing capital;
    - generating cost savings through the standardization of processes and leveraging purchasing power to negotiate lower rates for services and products;
    - maintaining the high quality of our properties and building on our marketing initiative to brand our company as the landlord of choice; and
    - maintaining regional offices in markets in which we have a significant presence.
- *Achieve Growth through Targeted Acquisitions.* We employ an acquisition philosophy that focuses primarily on mid-sized, relationship-driven medical office building targets that are located in established markets and that complement our existing portfolio. We emphasize building long-term relationships with healthcare systems, owners, operators, and other key industry participants as a core aspect of our acquisition strategy. We believe our focus on building such a strong, relationship-based network fosters opportunities for future growth of our company. We intend to grow through the strategic acquisition of high-quality medical office buildings:
    - with stabilized occupancy that are located on-campus or aligned with nationally recognized healthcare systems in major U.S. metropolitan areas. On-campus locations tend to provide for better tenant retention rates and rental rate growth as compared to unaffiliated facilities;
    - that are affiliated with the country's top healthcare systems, which attract the top physicians. We will seek healthcare systems with dominant market share, high credit quality and those who invest capital into their campuses;

- that are located in high-growth primary and secondary markets with attractive demographics and favorable regulatory environments in business-friendly states or those with high barriers to entry, especially those in which we believe we can achieve operational and leasing efficiency; and
- that create an equal mix of credit-rated tenants with long-term, triple-net leases with fixed, scheduled rental growth and multi-tenant buildings with greater market-driven growth opportunities.

We believe we have relationships and a proven track record of acquiring properties directly from local developers and healthcare systems at accretive cap rates. We will continue to focus our acquisition activity primarily on high quality medical office buildings, which we believe comprise the majority of our current property portfolio. We believe our pure focus on the medical office building sector of healthcare related real estate will provide insulation from the impact of certain governmental regulatory actions. This is because medical office buildings typically have a diversified payer mix composed largely of private health insurance companies.

- *Actively Manage Our Balance Sheet Strength and Flexibility.* As of December 31, 2012, we had a flexible balance sheet with a leverage ratio of total debt to total capitalization of 32.8%, and $503.0 million available on our $575.0 million unsecured revolving credit facility. We actively manage our balance sheet to maintain conservative leverage with carefully staged debt maturities. This positions us to take advantage of strategic investment opportunities. We intend to utilize our unsecured credit facility for acquisition opportunities on a short-term basis. We have a number of sources of liquidity available to effectively manage our long-term leverage strategy, such as unsecured bank debt, mortgage financing, and public debt and equity.

COMPANY HIGHLIGHTS

- On June 6, 2012, we listed our Class A common stock on the New York Stock Exchange, or the NYSE, under the symbol "HTA," or the Listing. The shares of our Class B-1 common stock converted into shares of our Class A common stock on December 6, 2012 and our Class B-2 and B-3 common stock will convert to Class A common stock on June 6, 2013 and December 6, 2013, respectively. As of December 31, 2012, we had 100.1 million shares of Class A shares outstanding which are eligible to trade on the NYSE.
- As of December 31, 2012, approximately 95.7% of our total GLA of 12.6 million square feet was located on-campus or aligned with nationally and regionally recognized healthcare systems.
- The occupancy rate on our portfolio of properties, including month-to-month leases and leases that have been executed, but which have not yet commenced, was approximately 91.1% as of December 31, 2012, and our tenant retention for the year was approximately 86.5%.
- During the year ended December 31, 2012, we transitioned approximately 4.9 million square feet of GLA to our in-house property management platform. As of December 31, 2012, approximately 70% of our total GLA was managed internally. During 2012, we opened our fourth regional office, located in Atlanta, Georgia.
- During the year ended December 31, 2012, we acquired $294.9 million of high quality, on-campus or affiliated medical office buildings. These acquisitions totaled over 1.3 million square feet and expanded our asset base by more than 10%. These properties were acquired directly from local developers or health systems and are located in the key markets of Boston, Pittsburgh, Dallas, and Atlanta. They were over 99% occupied by GLA at closing and were acquired at unlevered yields in the mid 7% range.
- Normalized Funds from Operations, or Normalized FFO, was $0.61 per share, or $135.3 million for the year ended December 31, 2012. This was an increase of $0.09 per share, or 17.3%, as compared to 2011. For additional information on Normalized FFO, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations "Funds from Operations and Normalized Funds from Operations", which includes a reconciliation to net income or loss for the years ended December 31, 2012 and 2011, and for an explanation of why we are presenting this non-GAAP financial measure.
- As of December 31, 2012, we had a strong, flexible balance sheet with total assets of $2.4 billion, cash and cash equivalents of $16.0 million, $503.0 million available on our unsecured revolving credit facility and a leverage ratio of total debt to total capitalization of 32.8%.
- During the year ended December 31, 2012, we entered into a new $575.0 million unsecured revolving credit facility, with an extended term and lower pricing, and we also closed on $455.0 million in 4 and 7 year term loans. These loans have been used to refinance our previous credit facility, pay off $120.7 million of fixed and variable rate mortgages, and to fund acquisitions and other initiatives, including our tender offer. The net impact from these transactions has been to lower our average borrowing rate and extend the maturities of our debt. The weighted average borrowing cost, inclusive of our interest rate swaps and cap, has decreased to 4.06% per annum, from 5.25% per annum as of December 31, 2011. Additionally, the weighted average remaining term of our debt portfolio increased from 4.1 years to 4.3 years.

HEALTHCARE INDUSTRY

Healthcare Sector Growth

We operate in the healthcare industry because we believe the demand for healthcare real estate will continue to increase consistent with health spending in the United States. Health spending as a percent of the U.S. gross domestic product, or GDP, increased from 5.8% in 1964 to 17.9% in 2012 according to the National Health Expenditures report by the Centers for Medicare and Medicaid Services dated January 2013. Such national healthcare expenditures are projected to reach 19.6% of GDP by 2021, as set forth in the chart below. Similarly, overall healthcare expenditures have risen sharply since 2005 and are projected to grow 5.7% per annum through 2021.



National Healthcare Expenditures
(2006-2021)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
16.2%
16.4%
16.8%
17.9%
17.9%
17.9%
17.9%
17.8%
18.2%
18.2%
18.3%
18.4%
18.6%
18.9%
19.2%
19.6%
$2.16
$2.30
$2.40
$2.50
$2.59
$2.70
$2.81
$2.92
$3.13
$3.31
$3.51
$3.72
$3.95
$4.21
$4.49
$4.78
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
National Healthcare Expenditures (Trillions)
National Healthcare Expenditures (% of GDP)

Source: Centers for Medicare & Medicaid Services: National Health Expenditures and Selected Economic Indicators, June 2012.

Between 2010 and 2050, the U.S. population over 65 years of age is projected to more than double from 40.4 million to nearly 83.7 million people, as reflected in the below chart. Similarly, the 85 and older population is expected to more than triple, from 5.5 million in 2010 to 18.0 million between 2010 and 2050. The number of older Americans is also growing as a percentage of the total U.S. population as the "baby boomers" enter their 60s. The number of persons older than 65 was estimated to comprise 13.1% of the total U.S. population in 2010 and is projected to grow to 20.9% by 2035, as reflected in the below chart.


Projected U.S. Population Aged 65+
(2010-2050)
100
90
80
70
60
50
40
30
20
10
0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
13.1%
14.8%
16.8%
18.8%
20.3%
20.9%
21.0%
20.8%
20.9%
40.4
47.7
56.0
65.1
72.8
77.3
79.7
81.3
83.7
2010
2015
2020
2025
2030
2035
2040
2045
2050
Projected U.S. Population Aged 65+ (in millions)
Projected Percent of U.S. Population Aged 65+

Source: U.S. Census Bureau, Population Division, 2012.

Based on the information above, we believe that healthcare expenditures for the population over 65 years of age will continue to rise as a disproportionate share of healthcare dollars is spent on older Americans. According to the 2011 Consumer Expenditure Survey, persons aged 65 to 74 years spent the highest amount annually for healthcare with more than $5,000 in annual personal expenditures including health insurance premiums. Those aged more than 75 years followed closely with nearly $4,500 spent on healthcare per year. In contrast, persons aged less than 25 years spent only $841 per year on healthcare. The older population group will increasingly require treatment and management of chronic and acute health ailments. We believe that this increased demand for healthcare services will create a substantial need for the development of additional medical office buildings and other facilities that serve the healthcare industry in many regions of the United States. Additionally, we believe that there will likely be a focus on lower cost outpatient care to support the aging U.S. population, which will continue to support medical office building demand in the long term. We believe this will result in a substantial increase in suitable, quality properties meeting our acquisition criteria.

Another key driver of healthcare expenditures is expected to be the Patient Protection and Affordable Care Act, originally passed in March 2010 and upheld by the U.S. Supreme Court in 2012. The broad-based initiative has the potential to expand coverage for many Americans, further increasing the number of people who are able to utilize medical services. The Congressional Budget Office estimates an additional 30 million individuals will gain access to insurance coverage by 2021 as a result of this reform. In addition, the Affordable Care Act's focus on preventative care is expected to increase the utilization of outpatient care into the future.

Healthcare Industry Trends and Outlook

The current healthcare environment is impacted by several factors, each of which we believe will impact the industry outlook over the long term:

- According to the United States Department of Labor's Bureau of Labor Statistics, the healthcare industry was the largest industry in the United States in 2010, providing 16 million jobs. Healthcare-related jobs are among the fastest growing occupations, accounting for ten of the 20 fastest growing occupations, including nurses and allied health professions. The Bureau of Labor and Statistics estimates that healthcare will generate three million new wage and salary jobs between 2008 and 2018, more than any other industry. Wage and salary employment in the healthcare industry is projected to increase 22% through 2018, compared with 11% for all industries combined. Despite the downturn in the economy and widespread job losses in most industries, the healthcare industry has not been impacted from an employment perspective. We expect the increased growth in the healthcare industry will correspond with a growth in demand for medical office buildings and other facilities that serve the healthcare industry.

- Complex state and federal regulations govern physician hospital referrals. Patients typically are referred to particular hospitals by their physicians. To restrict hospitals from inappropriately influencing physicians to refer patients to them, federal and state governments adopted Medicare and Medicaid anti-fraud laws and regulations. One aspect of these complex laws and regulations addresses the leasing of medical office space by hospitals to physicians. One objective of the regulations is to restrict medical institutions from providing facilities to physicians at below market rates or on other terms that may present an opportunity for undue influence on physician referrals. The regulations are complex, and adherence to the regulations is time consuming and requires significant documentation and extensive reporting to regulators. The costs associated with regulatory compliance have encouraged many hospital and physician groups to seek third-party ownership and/or management of their healthcare-related facilities.

- Physicians are increasingly being employed by health systems. To increase the numbers of patients they can see and thereby increase market share, physicians have formed and are forming group practices and employing non-physician health practitioners to extend their reach. By doing so, physicians can gain greater influence in negotiating rates with managed care companies and hospitals in which they perform services. Also, the creation of these groups allows for the dispersion of overhead costs over a larger revenue base and gives physicians the financial ability to acquire new and expensive diagnostic equipment. Moreover, certain group practices may benefit from certain exceptions to federal and state self-referral laws, permitting them to offer a broader range of medical services within their practices and to participate in the facility fee related to medical procedures. We believe this increase in the number of group practices has led to the construction of new medical facilities in which the groups are housed and medical services are provided.

- One of the central tenets of the Affordable Care Act is the development of Accountable Care Organizations, or ACOs. These ACO's are designed to improve coordination between hospitals, physicians, nurses, and other care providers and are expected to improve patient care and also reduce costs. Hospitals had been pursuing physician and health practitioner employment before this time, however we believe the Affordable Care Act accelerated this trend. As a result, the number of independent physicians has decreased from 57% in 2000 to 39% in 2012, according to data from

Accenture. Health systems view their employed physicians as key referral sources that drive volume across their system and, thus, have generally decided to locate the physicians close to their hospitals.

We believe that healthcare-related real estate rents and valuations are less susceptible to changes in the general economy than general commercial real estate due to demographic trends and the resistance of rising healthcare expenditures to economic downturns. For this reason, we believe medical office building investments could potentially offer a more stable return to investors compared to other types of real estate investments.

Medical Office Building Supply and Demand

We invest primarily in medical office buildings. We believe that demand for medical office buildings will increase due to a number of factors, including:

- Evolution in the healthcare industry is a contributing factor, with procedures that have traditionally been performed in hospitals, such as surgery, moving to outpatient facilities as a result of shifting consumer preferences, limited space in hospitals, and lower costs. In addition, increased specialization within the medical field is driving the demand for medical office buildings suited specifically toward a particular specialty. Finally, some hospital systems have begun divesting their real estate holdings in order to better focus on the delivery of care.
- An increase in medical office visits due to the overall rise in healthcare utilization has in turn driven hiring within the healthcare sector. This has increased the need for expansion of medical office facilities. Additionally, the increased dissemination of health research through media outlets, marketing of healthcare products, and availability of advanced screening techniques and medical procedures have contributed to a more engaged population of healthcare users. This has created a surge in demand for customized facilities providing specialized, preventive, and integrative medicine. Additionally, the rate of employment growth in physicians' offices and outpatient care facilities has outpaced employment growth in hospitals during the past decade, further supporting the trend of increased utilization of healthcare services outside of the hospital. These factors, in combination with changing consumer preferences and limitations on hospital expansion, have resulted in the increased utilization of medical office space, a trend which is expected to continue over the long term. According to the Bureau of Labor Statistics, employment in physicians' offices is expected to increase by a cumulative 36.4% from 2010 to 2020, as compared with a projected 25.9% increase in all healthcare professions and a forecasted increase of 14.3% in total employment.
- Advances in medical technology will continue to enable healthcare providers to identify and treat once fatal ailments and will improve the survival rate of critically ill and injured patients who will require continuing medical care. Along with these technical innovations, the U.S. population is growing older and living longer. In addition, according to the Centers for Disease Control and Prevention, from 1950 to 2010, the average life expectancy at birth increased from 68.2 years to 78.3 years. By 2050, the average life expectancy at birth is projected to increase to 83.1 years, according to the U.S. Census Bureau.
- Construction of medical office buildings has been relatively constrained with little developable land and high-cost barriers to development.
- Strong rent growth is forecasted as market conditions tighten due to limited development, a decline in vacancy rates, growth in healthcare employment, and a larger number of baby boomers entering retirement age. Beginning in 2013, rent growth for medical office buildings is expected to outpace rent growth for traditional office properties as healthcare employment increases at a faster pace than traditional office-using industries.

PORTFOLIO OF PROPERTIES

As of December 31, 2012, our portfolio consisted of 247 medical office buildings and 19 other facilities that serve the healthcare industry, as well as a mortgage loan receivable secured by medical office buildings. Our portfolio is comprised of approximately 12.6 million square feet of GLA, with an occupancy rate of approximately 91.1%, including month-to-month leases and leases we have executed, but which have not yet commenced.

Our properties are primarily located on-campus or aligned with nationally and regionally recognized healthcare systems in the United States, including some of the largest in the United States, such as Ascension Health, Allina Health, Banner Health, Catholic Health East, Greenville Hospital System, Highmark, Hospital Corporation of America, Indiana University Health and Steward Health Care System. As of December 31, 2012, approximately 95.7% of our portfolio, based on GLA, is located on-campus or aligned with such healthcare systems.

Portfolio Diversification by Type	Number of Buildings	GLA (In thousands)	Percent of Total GLA	Number of States
Medical office buildings:				
Single-tenant, net lease	71	2,911	23.1%	10
Single-tenant, gross lease	4	214	1.7	3
Multi-tenant, net lease	73	3,439	27.3	20
Multi-tenant, gross lease	99	4,807	38.2	15
Other facilities that serve the healthcare industry:				
Hospitals, single-tenant, net lease	10	641	5.1	4
Seniors housing, single-tenant, net lease	9	581	4.6	3
Total	266	12,593	100.0%	

SIGNIFICANT TENANTS

As of December 31, 2012, none of our tenants at our properties accounted for 6.0% or more of our annualized base rent. The table below depicts our top 15 health system tenants in our medical office buildings as determined by GLA.

Tenant	Weighted Average Remaining Lease Term (years)	Total Leased GLA (In thousands)	Percent of Leased GLA	Annualized Base Rent (In thousands) (1)	Percent of Annualized Base Rent
Greenville Hospital System	11	761	6.6%	$ 13,455	5.7%
Highmark	9	573	5.0	9,148	3.9
Steward Health Care System	11	359	3.1	7,269	3.1
Aurora Health Care	11	315	2.7	6,684	2.8
Indiana University Health	4	310	2.7	5,602	2.4
Community Health Systems	6	299	2.6	6,491	2.7
West Penn Allegheny Health System	10	278	2.4	6,359	2.7
Deaconess Health System	11	261	2.3	3,951	1.7
Banner Health	2	225	2.0	4,755	2.0
Hospital Corporation of America	4	221	1.9	4,911	2.1
Capital District Physicians' Health Plan	4	200	1.7	3,044	1.3
Catholic Health Partners	4	155	1.4	2,318	1.0
Wellmont Health System	10	154	1.4	2,530	1.1
Rush University Medical Center	7	137	1.2	4,307	1.8
Sisters of Mercy Health System	13	134	1.2	3,658	1.4
Total		4,382	38.2%	$ 84,482	35.7%

(1) Annualized base rent is based on the contractual base rent in effect as of December 31, 2012, excluding the impact of abatements, concessions, and straight-line rent.

GEOGRAPHIC CONCENTRATION

As of December 31, 2012, our portfolio was comprised of approximately 12.6 million square feet of GLA and was concentrated in locations that we have determined to be strategic based on demographic trends and projected demand for healthcare.

Market	GLA (In thousands)	Percent of Portfolio
Phoenix, AZ	1,152	9.1%
Pittsburgh, PA	978	7.8
Greenville, SC	965	7.6
Indianapolis, IN	820	6.5
Albany, NY	741	5.9
Houston, TX	692	5.5
Atlanta, GA	574	4.6
Dallas, TX	462	3.7
Boston, MA	359	2.9
Raleigh, NC	244	1.9
Oklahoma City, OK	186	1.5
Total	7,173	57.0%

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, 280, *Segment Reporting,* or ASC 280, establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. We have determined that we have one reportable segment, with activities related to investing in medical office buildings, healthcare-related facilities, commercial office properties and other real estate related assets. Our investments in real estate and other real estate-related assets are geographically diversified and our chief operating decision maker evaluates operating performance on an individual asset level. As each of our assets has similar economic characteristics, tenants, and products and services, our assets have been aggregated into one reportable segment.

COMPETITION

We compete with many other real estate investment entities, including financial institutions, institutional pension funds, real estate developers, other REITs, other public and private real estate companies and private real estate investors for the acquisition of medical office buildings and other facilities that serve the healthcare industry. During the acquisition process, we compete with others who have a competitive advantage in terms of size, capitalization, local knowledge of the marketplace, and extended contacts throughout the region. Any combination of these factors may result in an increased purchase price for real properties or other real estate related assets which may reduce the number of opportunities available to us that meet our investment criteria. If the number of opportunities that meet our investment criteria are limited, our ability to increase stockholder value may be adversely impacted.

We face competition in leasing available medical office buildings and other facilities that serve the healthcare industry to prospective tenants. As a result, we may have to provide rent concessions, incur charges for tenant improvements, offer other inducements, or we may be unable to timely lease vacant space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers.

We believe our focus on medical office buildings, our experience and expertise, and our ongoing relationships with healthcare providers provide us with a competitive advantage. We have established an asset identification and acquisition network with healthcare providers and local developers, which provides for the early identification of and access to acquisition opportunities. In addition, we believe this broad network allows for us to effectively lease available medical office space, retain our tenants, and maintain and improve our assets.

GOVERNMENT REGULATIONS

Healthcare-Related Regulations

Overview. The healthcare industry is heavily regulated by federal, state and local governmental bodies. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, and relationships with physicians and other referral sources. Changes in these laws and regulations could negatively affect the ability of our tenants to satisfy their contractual obligations, including making lease payments to us.

Healthcare Legislation. The Patient Protection and Affordable Care Act of 2010, or the Patient Protection and Affordable Care Act, and the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, which in part modified the Patient Protection and Affordable Care Act, together serve as the primary vehicle for comprehensive healthcare reform in the United States and will become effective through a phased approach, which began in 2010 and will conclude in 2018. The laws are intended to reduce the number of individuals in the United States without health insurance and significantly change the means by which healthcare is organized, delivered and reimbursed. The Patient Protection and Affordable Care Act includes program integrity provisions that both create new authorities and expand existing authorities for federal and state governments to address fraud, waste and abuse in federal healthcare programs. In addition, the Patient Protection and Affordable Care Act expands reporting requirements and responsibilities related to facility ownership and management, patient safety and care quality. In the ordinary course of their businesses, our tenants may be regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations. If they do not comply with the additional reporting requirements and responsibilities, our tenants' ability to participate in federal healthcare programs may be adversely affected. Moreover, there may be other aspects of the comprehensive healthcare reform legislation for which regulations have not yet been adopted, which, depending on how they are implemented, could adversely affect our tenants and their ability to meet their lease obligations.

On June 28, 2012, the U.S. Supreme Court ruled on the constitutionality of the two laws generally upholding the entirety of the Patient Protection and Affordable Care Act including holding that the "individual mandate"-the centerpiece of the legislation that requires all individuals to purchase some form of health insurance-is permissibly construed as a tax imposed on those who do not obtain health insurance. Notably, the portions of the health reform laws addressing fraud, waste and abuse remain intact. The only aspect of the laws held unconstitutional is the mandated Medicaid expansion that would have required states to cover nonelderly persons with incomes up to 133 percent of the poverty level. The Supreme Court held that Congress could not require states to implement such an expansion or risk losing all federal Medicaid funding. As a result of the Supreme Court's decision, states may opt to expand Medicaid coverage in accordance with the laws but are not required to do so. Despite the Supreme Court's decision, it remains difficult to predict the impact of these laws on us due to their complexity, lack of implementing regulations or interpretive guidance, and the gradual implementation of the laws over a multi-year period. In addition, there have been numerous Congressional attempts to amend and repeal the laws both prior to and subsequent to the Supreme Court's ruling; we cannot predict whether any of these attempts to repeal or amend the laws will be successful. Moreover, a number of states have indicated that they will not take steps to implement certain aspects of the laws notwithstanding the Court's ruling. Consequently, it remains difficult to foresee how individuals and business will respond to the choices afforded them by law. Because of the many variables involved, we are unable to predict how these laws may impact our tenants' operations or the net effect of these laws on us. Both our tenants and us may be adversely affected.

Reimbursement Programs. Sources of revenue for our tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers, health maintenance organizations, preferred provider arrangements, self-insured employers and the patients themselves, among others. Medicare and Medicaid programs, as well as numerous private insurance and managed care plans, generally require participating providers to accept government-determined reimbursement levels as payment in full for services rendered, without regard to a facility's charges. Changes in the reimbursement rate or methods of payment from third-party payors, including Medicare and Medicaid, could result in a substantial reduction in our tenants' revenues. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. Further, revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. The recently enacted healthcare reform law and regulatory changes could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government sponsored payment programs. The financial impact on our tenants could restrict their ability to make rent payments to us.

Fraud and Abuse Laws. There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws. These laws include, but are not limited to:

- the Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral or recommendation for the ordering of any item or service reimbursed by a federal healthcare program, including Medicare or Medicaid;
- the Federal Physician Self-Referral Prohibition, commonly referred to as the Stark Law, which, subject to specific exceptions, restricts physicians from making referrals for specifically designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;
- the False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment to the federal government, including claims paid by the Medicare and Medicaid programs;
- the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health and Human Services to impose monetary penalties for certain fraudulent acts and to exclude violators from participating in federal healthcare programs; and
- the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, which protects the privacy and security of personal health information.

Each of these laws includes criminal and/or civil penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. Certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Additionally, states in which the facilities are located may have similar fraud and abuse laws. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants could jeopardize that tenant's ability to operate or to make rent payments to us.

Healthcare Licensure and Certification. Some of our medical properties and their tenants may require a license or multiple licenses or certificate of need, or CON, to operate. Failure to obtain a license or CON, or loss of a required license or CON would prevent a facility from operating in the manner intended by the tenant. This event could adversely affect our tenants' ability to make rent payments to us. State and local laws also may regulate plant expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction of healthcare-related facilities, by requiring a CON or other similar approval. State CON laws are not uniform throughout the United States and are subject to change. We cannot predict the impact of state CON laws on our development of facilities or the operations of our tenants.

Real Estate Ownership-Related Regulations

Many laws and governmental regulations are applicable to our properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

Costs of Compliance with the Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990, as amended, or the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. Although we believe that we are in substantial compliance with present requirements of the ADA, none of our properties have been audited and we have only conducted investigations of a few of our properties to determine compliance. We may incur additional costs in connection with compliance with the ADA. Additional federal, state and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the cost of compliance with the ADA or other legislation. We may incur substantial costs to comply with the ADA or any other legislation.

Costs of Government Environmental Regulation and Private Litigation. Environmental laws and regulations hold us liable for the costs of removal or remediation of certain hazardous or toxic substances which may be on our properties. These laws could impose liability on us without regard to whether we are responsible for the presence or release of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances and such person often must incur the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As the owner and operator of our properties, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances.

Use of Hazardous Substances by Some of Our Tenants. Some of our tenants routinely handle hazardous substances and wastes on our properties as part of their routine operations. Environmental laws and regulations subject these tenants, and potentially us, to liability resulting from such activities. We require our tenants in their leases to comply with these environmental laws and regulations and to indemnify us for any related liabilities. We are unaware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties.

Other Federal, State and Local Regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we may incur governmental fines or private damage awards. While we believe that our properties are currently in material compliance with all of these regulatory requirements, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely affect our ability to make distributions to our stockholders. We believe, based in part on engineering reports which are generally obtained at the time we acquire the properties, that all of our properties comply in all material respects with current regulations. However, if we were required to make significant expenditures under applicable regulations, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and to pay distributions could be adversely affected.

EMPLOYEES

As of December 31, 2012, we had approximately 110 employees, none of whom is subject to a collective bargaining agreement.

TAX STATUS

The following discussion addresses U.S. federal income tax considerations related to our election to be subject to taxation as a REIT and the ownership and disposition of our common stock that may be material to holders of our common stock. This discussion does not address any foreign, state, or local tax consequences of holding our stock. The provisions of the Internal Revenue Code of 1986, as amended, or the Code, concerning the U.S. federal income tax treatment of a REIT are highly technical and complex; the following discussion sets forth only certain aspects of those provisions. This discussion is intended to provide you with general information only and is not intended as a substitute for careful tax planning.

This summary is based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this report, and should not be construed as legal or tax advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the Internal Revenue Service, or IRS, regarding any of the U.S. federal income tax issues discussed in this report, and no assurance can be given that the IRS will not challenge any of the positions we take and that such a challenge will not succeed. This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular investment circumstances, or if they are a type of investor subject to special tax rules. Prospective purchasers of our stock are urged to consult their tax advisors prior to any investment in our stock concerning the potential U.S. federal, state, local, and foreign tax consequences of the investment with specific reference to their own tax situations.

Federal Income Taxation of HTA

We believe that we have qualified to be taxed as a REIT beginning with our taxable year ended December 31, 2007 under Sections 856 through 860 of the Code for U.S. federal income tax purposes and we intend to continue to qualify to be taxed as a REIT. To continue to qualify as a REIT for U.S. federal income tax purposes, we must meet certain organizational and operational requirements, including a requirement to pay distributions to our stockholders of at least 90% of our annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). As a REIT, we generally are not subject to U.S. federal income tax on net income that we distribute to our stockholders.

If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our results of operations and net cash available for distribution to stockholders.

Notwithstanding the foregoing, even if we qualify for taxation as a REIT, we nonetheless may be subject to tax in certain circumstances, including the following:

- we will be required to pay U.S. federal income tax on our undistributed REIT taxable income, including net capital gain;
- we may be subject to the "alternative minimum tax;"
- we may be subject to tax at the highest corporate rate on certain income from "foreclosure property" (generally, property acquired by reason of default on a lease or indebtedness held by us);
- we will be subject to a 100% tax on net income from "prohibited transactions" (generally, certain sales or other dispositions of property, sometimes referred to as "dealer property," held primarily for sale to customers in the ordinary course of business, other than foreclosure property) unless the gain is realized in a "taxable REIT subsidiary," or TRS, or such property has been held by us for two years and certain other requirements are satisfied;

- if we fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintain our qualification as a REIT pursuant to certain relief provisions, we will be subject to a 100% tax on the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which we fail the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability;
- if we fail to satisfy any of the asset tests, other than the 5% or the 10% asset tests that qualify under a de minimis exception, and the failure qualifies under the general exception, as described below under "- Qualification as a REIT—Asset Tests," then we will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations;
- if we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under "- Qualification as a REIT - Income Tests" and "- Qualification as a REIT - Asset Tests," respectively, and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure;
- we will be subject to a 4% excise tax if certain distribution requirements are not satisfied;
- we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "- Recordkeeping Requirements;"
- if we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation's tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us;
- we will be required to pay a 100% tax on any redetermined rents, redetermined deductions, and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our non-TRS tenants by one of our TRSs. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations; and
- income earned by our TRSs or any other subsidiaries that are taxable as C corporations will be subject to tax at regular corporate rates.

No assurance can be given that the amount of any such taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Qualification as a REIT

In General

The REIT provisions of the Code apply to a domestic corporation, trust, or association that properly elects to be taxed as a REIT (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) would be taxable as a domestic corporation but for Section 856 through 860 of the Code, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for U.S. federal income tax purposes and complies with applicable recordkeeping requirements, and (vi) that meets the additional requirements discussed below.

Ownership Tests

In order to qualify as a REIT, commencing with our second REIT taxable year, (i) the beneficial ownership of our stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of a taxable year of less than 12 months) for each of our taxable years and (ii) during the last half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by or for five or fewer individuals (the "5/50 Test"). Stock ownership for purposes of the 5/50 Test is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications. The term "individual" for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A "qualified trust" described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual; rather, stock held by it is treated as owned proportionately by its beneficiaries.

We believe that we have satisfied and will continue to satisfy the above ownership requirements. In addition, our charter restricts ownership and transfers of our stock that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. We will be deemed to have satisfied the 5/50 Test for a particular taxable year if we have complied with all the requirements for ascertaining the ownership of our outstanding stock in that taxable year and have no reason to know that we have violated the 5/50 Test.

Income Tests

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements:

first, at least 75% of our gross income (excluding gross income from prohibited transactions, cancellation of indebtedness income, income from certain hedging transactions, and certain other income and gains as described below) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for purposes of this 75% gross income test generally includes: (a) rents from real property, (b) interest on obligations secured by mortgages on real property or on interests in real property, (c) dividends or other distributions on, and gain from the sale of, shares in other REITs, (d) gain from the sale of real estate assets (other than gain from prohibited transactions), (e) income and gain derived from foreclosure property, and (f) qualified temporary investment income (see "Qualified Temporary Investment Income" below); and

second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived from sources qualifying under the 75% gross income test and from other types of dividends and interest, gain from the sale or disposition of stock or securities that are not dealer property, or any combination of the above.

Rents we receive will qualify as rents from real property only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a "qualified lodging facility," or a "qualified health care property," as defined in the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property, we may provide directly only an insignificant amount of services, unless those services are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant" under the applicable tax rules. Accordingly, we may not provide "impermissible services" to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to "impermissible tenant service income." Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We do not intend to charge significant rent that is based in whole or in part on the income or profits of any person, derive significant rents from related party tenants, derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, or derive impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualified rents could cause us to fail to qualify as a REIT.

Distributions that we receive from a TRS will be classified as dividend income to the extent of the earnings and profits of the TRS. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income for purposes of both the 95% and 75% gross income tests.

If we fail to satisfy one or both of the 75% or the 95% gross income tests, we may nevertheless qualify as a REIT for a particular year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect and we file a schedule describing each item of our gross income for such year(s) in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions.

Foreclosure property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% gross income tests, provided that the hedging transaction is entered into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets or (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure and monitor our hedging transactions so that such transactions do not jeopardize our ability to qualify as a REIT.

Qualified temporary investment income. Income derived from certain types of temporary stock and debt investments made with the proceeds of an offering, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following an offering. More specifically, qualifying income for purposes of the 75% gross income test includes "qualified temporary investment income," which generally means any income that is attributable to stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After the one year period following an offering, income from investments of the proceeds of an offering will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Asset Tests

At the close of each quarter of each taxable year, we must also satisfy four tests relating to the nature of our assets. First, real estate assets, cash and cash items (including certain money market funds), and government securities must represent at least 75% of the value of our total assets. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments that are not included in the 75% asset class and that are not securities of our TRSs, (i) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and (ii) we may not own more than 10% by vote or by value of any one issuer's outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as "securities" to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership's equity interests and certain debt securities) or if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term "securities" also does not include debt securities issued by another REIT, certain "straight debt" securities (for example, qualifying debt securities of a corporation of which we own no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Fourth, securities of our TRSs cannot represent more than 25% of our total assets. Although we intend to meet these asset tests, no assurance can be given that we will be able to do so. For purposes of these asset tests, we are treated as holding our proportionate share of our subsidiary partnerships' assets. Also, for purposes of these asset tests, the term "real estate assets" includes any property that is not otherwise a real estate asset and that is attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the REIT receives such capital. "Real estate assets" include our investments in stocks of other REITs but do not include stock of any real estate company, or other company, that does not qualify as a REIT (unless eligible for the special rule for temporary investment of new capital).

We will monitor the status of our assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

- we satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or
- we eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year, we will not lose our REIT status if one of the following additional exceptions applies:

- *De Minimis Exception:* The failure is due to a violation of the 5% or 10% asset tests referenced above and is "de minimis" (meaning that the failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred; or
- *General Exception:* All of the following requirements are satisfied: (i) the failure is not due to the above De Minimis Exception, (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a

schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred, and (v) we pay an excise tax as described above in "- Taxation of Our Company."

Annual Distribution Requirements

In order to qualify as a REIT, each taxable year we must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. For these purposes, if we declare a dividend in October, November, or December, payable to stockholders of record on a day in such months, and distribute such dividend in the following January, it will be treated as having been paid on December 31 of the year in which it was declared.

To the extent that we do not distribute all of our net capital gain and taxable income, we will be subject to U.S. federal, state and local tax on the undistributed amount at regular corporate income tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT taxable income (subject to certain adjustments) for such year, (ii) 95% of our capital gain net income for such year, and (iii) 100% of any corresponding undistributed amounts from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed plus retained income from such taxable year on which we paid corporate income tax.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends. Amounts paid as deficiency dividends are generally treated as taxable income for U.S. federal income tax purposes.

In order to satisfy the REIT distribution requirements, the dividends we pay must not be "preferential" within the meaning of the Code. A dividend determined to be preferential will not qualify for the dividends paid deduction. To avoid paying preferential dividends, we must treat every stockholder of a class of stock with respect to which we make a distribution the same as every other stockholder of that class, and we must not treat any class of stock other than according to its dividend rights as a class.

We may retain and pay income tax on net long-term capital gains we receive during the tax year. To the extent we so elect, (i) each stockholder must include in its income (as long-term capital gain) its proportionate share of our undistributed long-term capital gains, (ii) each stockholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by us on the undistributed long-term capital gains, and (iii) each stockholder's basis in its stock is increased by the included amount of the undistributed long-term capital gains less their share of the tax paid by us.

To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. We believe that we have not had any non-REIT earnings and profits at the end of any taxable year and we intend to distribute any non-REIT earnings and profits that we accumulate before the end of any taxable year in which we accumulate such earnings and profits.

Failure to Qualify

If we fail to qualify as a REIT and such failure is not an asset test or income test failure subject to the cure provisions described above, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we generally will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In such event, to the extent of our current or accumulated earnings and profits, all distributions to our stockholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains. Unless entitled to relief under specific statutory provisions, we also will be ineligible to elect to be taxed as a REIT again prior to the fifth taxable year following the first year in which we failed to qualify as a REIT under the Code.

Our qualification as a REIT for U.S. federal income tax purposes will depend on our continuing to meet the various requirements summarized above governing the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of our distributions to our stockholders. Although we intend to operate in a manner that will enable us to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable for us.

Prohibited Transaction Tax

Any gain realized by us on the sale of any property held (other than foreclosure property) as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our subsidiary partnerships and taking into account any related foreign currency gains or losses, will be treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all the facts and circumstances with respect to the particular transaction. However, the Code provides a "safe harbor" pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income.

We generally intend to hold properties for investment, but we may make sales of properties consistent with our strategic objectives. In the future, we may make sales at a gain that do not satisfy the safe harbor requirements described above. There can be no assurance that the IRS will not contend that one or more of these sales are subject to the 100% penalty tax. The 100% tax will not apply to gains from the sale of property realized through a TRS or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Qualified REIT Subsidiaries and Disregarded Entities

If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," or QRS, or if a REIT owns 100% of the membership interests in a domestic limited liability company or other domestic unincorporated entity that does not elect to be treated as a corporation for U.S. federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for U.S. federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the stock of which is owned by a REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for U.S. federal income tax purposes (or, in the case of certain foreign entities, such an entity that affirmatively elects not to be treated as a corporation) generally is disregarded as an entity separate from its owner for U.S. federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. To the extent we own a QRS or a disregarded entity, neither will be subject to U.S. federal corporate income taxation, although such entities may be subject to state and local taxation in some states or foreign taxes if they do business or own property outside the United States.

Taxation of Subsidiary Partnerships

We hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including our operating partnership. Under the Code, a partnership is not subject to U.S. federal income tax, but is required to file a partnership tax return each year. In general, the character of each partner's share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items and is required to take such items into account in determining the partner's income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner's basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale of such partner's interest in the partnership.

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and, for purposes of the REIT income and asset tests, will be deemed to earn its proportionate share of the partnership's income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Our proportionate share of the assets and items of income of our operating partnership and any subsidiary partnership, including such partnership's share of the assets and liabilities and items of income with respect to any partnership or disregarded entity in which it holds an interest, will be treated as our assets and liabilities and items of income for purposes of applying the REIT asset and income tests. We control, and intend to continue to control, our operating partnership and intend to operate it consistently with the requirements for our qualification as a REIT.

The partnership agreement of our operating partnership generally provides that items of operating income and loss will be allocated to the holders of operating partnership units in proportion to the overall interests of each such holder, as defined in the partnership agreement. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership's allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution. Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners. To the extent that any of our subsidiary partnerships, including our operating partnership, acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements.

Any gain realized by the operating partnership on the sale of property held by it for more than one year generally will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

The discussion above assumes that our operating partnership and any subsidiary partnerships will be treated as a "partnership" for U.S. federal income tax purposes. Generally, a domestic unincorporated entity with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain "publicly traded partnerships" are treated as corporations for U.S. federal income tax purposes. Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a "publicly traded partnership" and it does not derive at least 90% of its gross income from certain specified sources of "qualifying income" within the meaning of that provision. A "publicly traded partnership" is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a "secondary market or the substantial equivalent thereof." Operating partnership units will not be traded on an established securities market, and we intend to operate so that our operating partnership is not treated as a corporation under the publicly traded partnership rules. Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified "safe harbors," which are based on the specific facts and circumstances relating to the partnership. For example, interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the taxable year of the partnership (determined, in certain cases, by counting indirect partners who held their partnership interest through certain flow through entities). If any subsidiary partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of "qualifying income" under Section 7704 of the Code. Qualifying income includes real property rents and other types of passive income, and is very similar to the types of income that we must generate in order to satisfy the REIT income tests discussed above. We intend to operate so that our operating partnership and any subsidiary partnerships will satisfy at least one of the above-mentioned safe harbors, and/or comply with the qualifying income exception, so as to avoid being taxed as a corporation under these rules. However, treatment of the operating partnership or other subsidiary partnership as a corporation could prevent us from qualifying as a REIT.

Investments in Certain Debt Instruments

We have acquired and may continue to acquire mortgage loans, and may acquire other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we committed to acquire the loan, or agreed to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, the mortgage loan, then the interest income will be apportioned between the real property and the other collateral, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. For purposes of the preceding sentence, however, the IRS has indicated in published guidance that we do not need to re-determine the fair market value of real property in connection with a loan modification that is occasioned by a default or made at a time when we reasonably believe the modification of the loan will substantially reduce a significant risk of default on such loan, and any such modification will not be treated as a prohibited transaction. Even if a loan is not secured by real property, or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. To the extent that we derive interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned the income directly.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan at the time we commit to acquire the loan, or agree to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, the mortgage loan, then a portion of such loan may not be a qualifying real estate asset. Under current law it is not clear how to determine what portion of such a loan will be treated as a qualifying real estate asset. The IRS has stated that it will not challenge a REIT's treatment of a loan as being in part a real estate asset if the REIT treats the loan as being a real estate asset in an amount that is equal to the lesser of the fair market value of the real property securing the loan, as of the date we committed to acquire or modify the loan, and the fair market value of the loan. The value of this guidance may be limited, however, because appreciation in the value of the real property collateral (and loan value) could give rise to a nonqualifying asset.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. However, to the extent that mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT qualification if we acquired them. As such, the REIT provisions of the Code may limit our ability to acquire mortgage, mezzanine or other loans that we might otherwise desire to acquire.

Investments in debt instruments may require recognition of taxable income prior to receipt of cash from such investments and may cause portions of gain to be treated as ordinary income. For example, we may purchase debt instruments at a discount from face value. To the extent we purchase any instruments at a discount in connection with their original issuances, the discount will be "original issue discount" if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. To the extent debt instruments are purchased by us at a discount after their original issuances, the discount may represent "market discount." Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, if we sell a debt instrument with market discount, we will be required to treat gain up to an amount equal to the market discount that has accrued while we held the debt instrument as ordinary income. Additionally, any principal payments we receive in respect of our debt instruments must be treated as ordinary income to the extent of any accrued market discount. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument. We may acquire distressed debt instruments that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because distressed debt instruments are often acquired at a substantial discount from face value, the difference between our amount realized and our tax basis in the old note could be significant, resulting in significant income without any corresponding receipt of cash. Similarly, if we acquire a distressed debt instrument and subsequently foreclose, we could have taxable income to the extent that the fair market value of the property we receive exceeds our tax basis in the debt instrument. Such a scenario could also result in significant taxable income without any receipt of cash. In the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Investments in TRSs

We own a subsidiary that has elected to be treated as a TRS for U.S. federal income tax purposes, and may in the future own interests in additional TRSs. A TRS is a corporation in which we directly or indirectly own stock and that jointly elects with us to be treated as a TRS. In addition, if any TRS in which we hold an interest owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS. A TRS is generally subject to U.S. federal and, possibly, state, local and foreign taxes. The taxes owed by a TRS could be substantial. To the extent that any TRS in which we hold an interest is required to pay U.S. federal, state, local, or foreign taxes, the cash available for distribution by us will be reduced accordingly.

A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by us without jeopardizing our qualification as a REIT. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a health care or lodging facility or, generally, provides rights to any brand name under which any health care or lodging facility is operated, unless such rights are provided to an "eligible independent contractor" to operate or manage a health care facility or a lodging facility if such rights are held by the TRS as a franchisee, licensee or in a similar capacity and such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit or similar instrument enabling it to do so. Additionally, a TRS will not be considered to operate or manage a qualified health care property or qualified lodging facility if it employs individuals working at such property or facility located outside of the United States, but only if an "eligible independent contractor" is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. An "eligible independent contractor" is, generally, with respect to any qualified health care property or qualified lodging facility, any independent contractor (as defined in section 856(d)(3) of the Code) if, at the time such contractor enters into a management agreement or other similar service contract with the TRS to operate such qualified health care property or qualified lodging facility, such contractor (or any related person) is actively engaged in the trade or business of operating qualified health care properties or qualified lodging facilities, respectively, for any person who is not a related person with respect to the parent REIT or the TRS. Certain payments made by any TRS to us may not be deductible by the TRS (which could materially increase the TRS's taxable income). In addition, we will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under the Code in order to more clearly reflect the income of the TRS.

Taxation of U.S. Stockholders

The term "U.S. stockholder" means a beneficial owner of our stock that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any of its states or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our stock, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of shares of our stock by the partnership. This summary assumes that stockholders hold our stock as capital assets for U.S. federal income tax purposes, which generally means property held for investments.

In addition, as used herein, the term U.S. stockholder does include any entity that is subject to special treatment under the Code, such as: (i) insurance companies; (ii) tax-exempt organization (except to the limited extent discussed below); (iii) financial institutions or broker-dealers; (iv) non US individuals and foreign corporations (except to the limited extent as discussed below); (v) U.S. expatriates; (vi) persons who have elected to use a mark-to-market method of accounting; (vii) subchapter S corporations; (viii) U.S. stockholders whose functional currency is not the U.S. dollar; (ix) regulated investment companies; (x) holders who receive our stock through the exercise of employee stock options or otherwise as compensation; (xi) persons holding shares of our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment; (xii) persons subject to the alternative minimum tax provisions of the Code; (xiii) persons holding our stock through a partnership or similar pass-through entity; and (xiv) persons holding a 10% or more (by vote or value) beneficial interest in our stock.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our stock, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of shares of our stock by the partnership. This summary assumes that stockholders hold our stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

Distributions

Distributions by us, other than capital gain dividends, will constitute ordinary dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate stockholders. Our ordinary dividends generally will not qualify as "qualified dividend income" currently taxed as net capital gain for U.S. stockholders that are individuals, trusts, or estates. However, provided we properly designate the distributions, distributions to U.S. stockholders that are individuals, trusts, or estates generally will constitute qualified dividend income to the extent the U.S. stockholder satisfies certain holding period requirements and to the extent the dividends are attributable to (i) qualified dividend income we receive from other corporations during the taxable year, including from our TRSs, and (ii) our undistributed earnings or built-in gains taxed at the corporate level during the immediately preceding year. We do not anticipate distributing a significant amount of qualified dividend income.

The discussion in this section applies equally to certain distributions payable in cash and taxable stock distributions. Under IRS Revenue Procedure 2010-12, we were permitted to distribute taxable dividends that are partially payable in cash and partially payable in our stock in order to meet the annual REIT distribution requirements. Under the IRS guidance, up to 90% of any such taxable dividend declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011 could be payable in stock. Although Revenue Procedure 2010-12 applies only to taxable dividends payable in cash and stock with respect to taxable years ending on or before December 31, 2011, the IRS has issued private letter rulings to other REITs granting similar treatment to elective cash/stock dividends made prior to the issuance of Revenue Procedure 2010-12. Those rulings may only be relied upon by the taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to pay taxable dividends payable in cash and stock with respect to years beginning after December 31, 2011. The Code also provides that certain other distributions payable in stock will be treated as taxable stock dividends. In addition, shares acquired through our distribution reinvestment plan, or DRIP, are treated as taxable stock dividends. Taxable U.S. stockholders receiving taxable stock dividends will be required to include as dividend income the fair market value of the stock received plus any cash or other property received in the distribution, to the extent of the REIT's current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits (a "return of capital distribution"), the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. stockholder's stock. To the extent a return of capital distribution exceeds a U.S. stockholder's tax basis in its stock, the distribution will be taxable as capital gain realized from the sale of such stock.

Dividends declared by us in October, November or December and payable to a stockholder of record on a specified date in any such month shall be treated both as paid by us and as received by the stockholder on December 31, provided that the dividend is actually paid by us during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax generally applicable to REITs if certain distribution requirements are not met. Moreover, any deficiency dividend will be treated as an ordinary or a capital gain dividend, as the case may be, regardless of our earnings and profits at the time the distribution is actually made. As a result, stockholders may be required to treat certain distributions as taxable dividends that would otherwise result in a tax-free return of capital.

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. stockholders may be required to treat a portion of any capital gain dividend as "unrecaptured Section 1250 gain," taxable at a maximum rate of 25%, if we incur such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

The REIT provisions of the Code do not require us to distribute our long-term capital gain, and we may elect to retain and pay income tax on our net long-term capital gains received during the taxable year. If we so elect for a taxable year, our stockholders would include in income as long-term capital gains their proportionate share of designated retained net long-term capital gains for the taxable year. A U.S. stockholder would be deemed to have paid its share of the tax paid by us on such undistributed capital gains, which would be credited or refunded to the stockholder. The U.S. stockholder's basis in its stock would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by us) included in the U.S. stockholder's long-term capital gains.

Passive Activity Loss and Investment Interest Limitations; No Pass Through of Losses

Our distributions and gain from the disposition of our stock will not be treated as passive activity income and, therefore, U.S. stockholders will not be able to apply any "passive losses" against such income. With respect to non-corporate U.S. stockholders, our distributions (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of our stock (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. stockholder elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. stockholders may not include in their own U.S. federal income tax returns any of our net operating or net capital losses.

Sale or Disposition of Stock

In general, any gain or loss realized upon a taxable disposition of shares of our stock by a stockholder will be a long-term capital gain or loss if the stock has been held for more than one year and otherwise will be a short-term capital gain or loss. However, any loss upon a sale or exchange of the stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of our distributions or undistributed capital gains required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of our stock may be disallowed if the taxpayer purchases other shares of our common stock within 30 days before or after the disposition.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. stockholders that are individuals, estates or trusts and have modified adjusted gross income exceeding certain thresholds will be required to pay an additional 3.8% tax (the "Medicare Tax") on, among other things, certain dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of the Medicare Tax on their ownership and disposition of our stock.

Taxation of U.S. Tax-Exempt Stockholders

In General

In general, a U.S. tax-exempt organization is exempt from U.S. federal income tax on its income, except to the extent of its "unrelated business taxable income" or UBTI, which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally is UBTI to the extent derived from debt-financed property, based on the amount of "acquisition indebtedness" with respect to such debt-financed property.

Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder or gains from the disposition of our stock held as capital assets generally will not constitute UBTI unless the exempt organization's stock is debt-financed property (e.g., the stockholder has incurred "acquisition indebtedness" with respect to such stock). However, if we are a "pension-held REIT," this general rule may not apply to distributions to certain pension trusts that are qualified trusts and that hold more than 10% (by value) of our stock. We will be treated as a "pension-held REIT" if (i) treating qualified trusts as individuals would cause us to fail the 5/50 Test (as defined above) and (ii) we are "predominantly held" by qualified trusts. We will be "predominantly held" by qualified trusts if either (i) a single qualified trust holds more than 25% by value of our stock or (ii) one or more qualified trusts, each owning more than 10% by value of our stock, hold in the aggregate more than 50% by value of our stock. In the event we are a pension-held REIT, the percentage of any dividend received from us treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by us (treating us as if we were a qualified trust and, therefore, subject to tax on UBTI) to (b) our total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI. We cannot assure you that we will not be treated as a pension-held REIT.

Special Issues

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of non-U.S. beneficial owners of our stock, such as nonresident alien individuals, foreign corporations, and foreign trusts and estates ("non-U.S. stockholders"), are complex. This section is only a partial discussion of such rules. This discussion does not attempt to address the considerations that may be relevant for non-U.S. stockholders that are partnerships or other pass-through entities, that hold their stock through intermediate entities, that have special statuses (such as sovereigns), or that otherwise are subject to special rules. ***Prospective non-U.S. stockholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our stock, including any reporting requirements.***

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of "United States real property interests" (as defined below) and that we do not designate as a capital gain dividend generally will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs or are available in limited circumstances. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, and, if so required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. stockholder, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates (in the same manner as U.S. stockholders are taxed on distributions) and also may be subject to a 30% branch profits tax in the case of a corporate non-U.S. stockholder (subject to reduction under an applicable income tax treaty). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder that is neither a capital gain dividend nor a distribution that is attributable to gain from the sale or exchange of "United States real property interests" unless either (i) a lower treaty rate or special provision of the Code (e.g., Section 892) applies and the non-U.S. stockholder files with us any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. stockholder files with us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. stockholder generally will not incur tax on a return of capital distribution in excess of our current and accumulated earnings and profits that is not attributable to the gain from our disposition of a "United States real property interest" if the excess portion of the distribution does not exceed the adjusted basis of the non-U.S. stockholder's stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the stock. However, a non-U.S. stockholder will be subject to tax on such a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder's adjusted basis in the stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may file a U.S. federal income tax return and obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from our disposition of a "United States real property interest" nor designated by us as a capital gain dividend, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "United States real property interests" under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, regardless of whether we designate such distributions as capital gain distributions. The term "United States real property interests" includes interests in U.S. real property and stock in U.S. corporations at least 50% of whose assets, generally, consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business. A non-U.S. stockholder thus would be required to file a U.S. federal income tax return to report such income and would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We generally must withhold 35% of any distribution subject to these rules ("35% FIRPTA Withholding"). A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

A non-U.S. stockholder that owns no more than 5% of our common stock at all times during the one-year period ending on the date of a distribution would not be subject to FIRPTA, branch profits tax or 35% FIRPTA Withholding with respect to a distribution on stock that is attributable to gain from our sale or exchange of United States real property interests, provided that our Class A common stock continues to be regularly traded on an established securities market in the United States. Instead, any such distributions made to such non-U.S. stockholder would be subject to the general withholding rules discussed above, which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Distributions that are designated by us as capital gain dividends, other than those attributable to the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

- such distribution is effectively connected with the non-U.S. stockholder's U.S. trade or business and, if so required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. stockholder, in which case the non-U.S. stockholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. stockholders with respect to such gain, except that a holder that is a foreign corporation may also be subject to an additional 30% branch profits tax; or
- the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case such nonresident alien individual generally will be subject to a 30% tax on the individual's net U.S. source capital gain.

It is not entirely clear to what extent we are required to withhold on distributions to non-U.S. stockholders that are not treated as ordinary income and are not attributable to the disposition of a United States real property interest. Unless the law is clarified to the contrary, we will generally withhold and remit to the IRS 35% of any distribution to a non-U.S. stockholder that is designated as a capital gain dividend (or, if greater, 35% of a distribution that could have been designated as a capital gain dividend). Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder's U.S. federal income tax liability.

It is also not entirely clear whether distributions that are (i) otherwise treated as capital gain dividends, (ii) not attributable to the disposition of a United States real property interest, and (iii) paid to non-U.S. stockholders who own 5% or less of the value of our common stock at all times during the one-year period ending on the date of the distribution, will be treated as (a) long-term capital gain to such non-U.S. stockholders or as (b) ordinary dividends taxable in the manner described above. If we were to pay a capital gain dividend described in the prior sentence, non-U.S. stockholders should consult their tax advisors regarding the taxation of such distribution in their particular circumstances.

Dispositions

If gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders with respect to that gain, subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. A non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of our stock if we are a "domestically controlled qualified investment entity," which requires that, during the shorter of the period since our formation and the five-year period ending on the date of the distribution or disposition, non-U.S. stockholders hold, directly or indirectly, less than 50% in value of our stock and we are qualified as a REIT. We cannot assure you that we are or will be a domestically controlled qualified investment entity. However, the gain from a sale of our common stock by a non-U.S. stockholder will not be subject to tax under FIRPTA if (i) our common stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the New York Stock Exchange, and (ii) the non-U.S. stockholder owned, actually or constructively, 5% or less of our stock at all times during a specified testing period. Accordingly, provided that our common stock is, and continues to be, regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock.

In addition, even if we are a domestically controlled qualified investment entity, upon a disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. stockholder (i) disposes of an interest in our stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a United States real property interest, and (ii) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our stock within 30 days before or after such ex-dividend date. The foregoing rule does not apply if the exception described above for dispositions by 5% or smaller holders of regularly traded classes of stock is satisfied.

Furthermore, a non-U.S. stockholder generally will incur tax on gain (even if not subject to FIRPTA) if (i) the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business and, if so required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. stockholder, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will generally incur a 30% tax on his or her net U.S. source capital gains.

Purchasers of our stock from a non-U.S. stockholder generally will be required to withhold and remit to the IRS 10% of the purchase price unless at the time of purchase (i) any class of our stock is regularly traded on an established securities market in the United States (subject to certain limits if the stock sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. stockholder may receive a credit against its tax liability for the amount withheld.

Information Reporting Requirements and Backup Withholding Tax

The amount of distributions paid during each calendar year, and the amount of tax withheld, if any, will be reported to our U.S. stockholders and to the IRS. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to distributions paid, unless such stockholder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the stockholder has furnished to us is correct and the stockholder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

The amount of dividends paid and the tax withheld with respect to such dividends, regardless of whether withholding was required, will be reported to our non-U.S. stockholders and to the IRS. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to back-up withholding unless applicable certification requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Additional U.S. Federal Income Tax Withholding Rules

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to certain foreign financial institutions and other non-U.S. entities that fail to comply with information reporting and certification requirements in respect of certain of their U.S. accountholders and certain U.S. holders of their debt and equity interests. Such payments would include our dividends and gross proceeds from the sale or other disposition (whether actual or deemed) of our stock. Such withholding will apply to dividend distributions made with respect to our stock on or after January 1, 2014 and to payments of gross proceeds from an actual or deemed sale or other disposition of our stock on or after January 1, 2017. Prospective investors are encouraged to consult their tax advisors regarding the implications of these rules with respect to their investment in our stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our stock.

State, Local and Foreign Tax

We may be subject to state, local and foreign tax in states, localities and foreign countries in which we do business or own property. The tax treatment applicable to us and our stockholders in such jurisdictions may differ from the U.S. federal income tax treatment described above.

BOARD REVIEW OF OUR INVESTMENT POLICIES

Our Board of Directors, or Board, has established written policies on investments and borrowing. Our Board is responsible for monitoring the administrative procedures, investment operations and performance of our company and our management to ensure such policies are carried out, and that such policies are updated and adjusted consistent with our charter, our strategic plan and business model, and any changes in law or regulation. Our charter requires that our independent directors review our investment policies at least annually to determine that our policies are in the best interest of our stockholders. Each determination and the basis thereof is required to be set forth in the minutes of our applicable meetings of our directors. Implementation of our investment policies also may vary as new investment techniques are developed.

As required by our charter, our independent directors have reviewed our policies referred to above and determined that they are in the best interest of our stockholders because they provide the basis for and increase the likelihood that we will be able to acquire a diversified portfolio of stable income producing properties, thereby properly managing risk and creating stable yield and long term value in our portfolio, and they define the attributes we seek when evaluating the sufficiency of our acquisition opportunities. Our implementation of and commitment to these policies is further enhanced by the fact that (1) our executive officers, directors and management have expertise with the type of real estate investments we seek to acquire and own, and (2) our liquidity and borrowings have enabled us to purchase assets in both strong and challenging economic environments and to timely earn short and long term rental income, thereby increasing our likelihood of generating income for our stockholders and preserving stockholder capital.

EXECUTIVE OFFICERS OF THE REGISTRANT

The information regarding our executive officers included in Part III, Item 10. of this Annual Report on Form 10-K is incorporated herein by reference.

Item 1A. Risk Factors.

Risks Related to Our Business

We are dependent on investments in the healthcare property sector, making our profitability more vulnerable to a downturn or slowdown in that sector than if we were investing in multiple industries.

We concentrate our investments in the healthcare property sector. As a result, we are subject to risks inherent to investments in a single industry. A downturn or slowdown in the healthcare property sector would have a greater adverse impact on our business than if we had investments in multiple industries. Specifically, a downturn in the healthcare property sector could negatively impact the ability of our tenants to make loan or lease payments to us as well as our ability to maintain rental and occupancy rates, which could adversely affect our business, financial condition and results of operations as well as our ability to make distributions to our stockholders.

We face competition for the acquisition of medical office buildings and other facilities that serve the healthcare industry, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of medical office buildings and other facilities that serve the healthcare industry, including national, regional and local operators, acquirers and developers of healthcare real estate properties. The competition for healthcare real estate properties may significantly increase the price we must pay for medical office buildings and other facilities that serve the healthcare industry or other real estate related assets we seek to acquire. The competition may also generally limit the number of suitable investment opportunities offered to us or the number of properties that we are able to acquire, and may increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms. Our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger healthcare REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Moreover, these entities generally may be able to accept more risk than we can prudently manage. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, which could result in increased demand for these properties and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for medical office buildings and other facilities that serve the healthcare industry, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be adversely affected.

We may not be successful in identifying and completing acquisitions directly from hospitals and developers and other suitable acquisitions or investment opportunities, which may impede our growth and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

A key component of our growth strategy is to acquire properties directly from hospitals and developers. Facilities that are acquired directly from hospitals and developers are typically more attractive to us as a purchaser because of the absence of a formal marketing process, which could lead to higher prices. If we cannot obtain deal flow directly from hospitals and developers in the future, our ability to locate and acquire facilities at attractive prices could be adversely affected.

We may not be able to maintain or expand our relationships with our hospital and healthcare system clients.

The success of our business depends, to a large extent, on our past, current and future relationships with hospital and healthcare system clients. We invest a significant amount of time to develop and maintain these relationships, and these relationships have helped us to secure acquisition opportunities, with both new and existing clients. If any of our relationships with hospital or healthcare system clients deteriorates, or if a conflict of interest or non-compete arrangement prevents us from expanding these relationships, our ability to secure new acquisition opportunities could be adversely impacted and our professional reputation within the industry could be damaged.

We may be unable to acquire any of the properties that we are pursuing or which are subject to non-binding letters of intent, which could adversely affect our business, results of operations and our ability to make distributions to our stockholders.

At any given time, we may be pursuing property acquisitions or have properties subject to non-binding letters of intent. We cannot assure you that we will acquire any of such properties because the letters of intent are non-binding and each of these transactions is subject to a variety of factors including: (i) the willingness of the current property owner to proceed with a transaction; (ii) our completion of satisfactory due diligence and internal approvals; (iii) the negotiation and execution of a mutually acceptable binding definitive purchase agreement; and (iv) the satisfaction of closing conditions, including the receipt of third-party consents and approvals. Accordingly, we cannot assure you that we will be in a position to acquire any of such properties. We may incur significant costs and divert management attention in connection with evaluation and negotiation of potential acquisitions, including ones that we are subsequently unable to complete. If we are unsuccessful in completing the acquisition of additional properties in the future, our business, results of operations and our ability to make distributions to our stockholders will be adversely affected.

Our results of operations, our ability to pay distributions to our stockholders, and our ability to dispose of our investments are subject to general economic conditions affecting the commercial real estate and credit markets.

Our business is sensitive to national, regional and local economic conditions, as well as the commercial real estate and credit markets. For example, the financial disruption and accompanying credit crisis negatively impacted the value of commercial real estate assets, contributing to a general slowdown in our industry, which may continue through the year ending December 31, 2013. The financial markets are still recovering from a recession, which created volatile market conditions, and resulted in a decrease in availability of business credit and led to the insolvency, closure or acquisition of a number of financial institutions. A slow economic recovery could continue or accelerate the reduction in overall transaction volume and size of sales and leasing activities that we have already experienced, and would continue to put downward pressure on our revenues and operating results. We are unable to predict future changes in national, regional or local economic, demographic or real estate market conditions.

Adverse economic conditions in the commercial real estate and credit markets may result in:

- defaults by tenants of our properties due to bankruptcy, lack of liquidity or operational failures;
- rent concessions or reduced rental rates to maintain or increase occupancy levels;
- reduced values of our properties, thereby limiting our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties as well as reducing the availability of unsecured loans;
- the value and liquidity of our short-term investments and cash deposits being reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, the dislocation of the markets for our short-term investments, increased volatility in market rates for such investment or other factors;
- one or more lenders under our credit facilities refusing to fund their financing commitment to us, which such case we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all;
- a recession or rise in interest rates, which could make it more difficult for us to lease real properties or dispose of them or make alternative interest-bearing and other investments more attractive, thereby lowering the relative value of our existing real estate investments;
- one or more counterparties to our interest rate swaps defaulting on their obligations to us, thereby increasing the risk that we may not realize the benefits of these instruments;
- increases in supply of competing properties or decreases in demand for our properties, which may impact our ability to maintain or increase occupancy levels and rents or to dispose of investments;
- constricted access to credit, which may result in tenant defaults or non-renewals under leases; and
- increased insurance premiums, real estate taxes or energy or other expenses, which may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults or make it difficult to increase rents to tenants on turnover, which may limit our ability to increase our returns.

Our business, financial condition, results of operations and our ability to pay distributions to our stockholders may be negatively impacted to the extent an economic slowdown or downturn is prolonged or becomes more severe.

Our growth depends on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs, meet our debt service obligations, make distributions to our stockholders, or make future investments necessary to implement our business strategy. We may not be able to obtain financing on favorable terms, in the time period we desire, or at all. Our access to third-party sources of capital depends, in part, on: general market conditions; the market's perception of our growth potential; our current debt levels; our current and expected future earnings; our cash flow and cash distributions; and the market price per share of our Class A common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Our success depends to a significant degree upon the continued contributions of certain key personnel, each of whom would be difficult to replace. If we were to lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Board of Directors, Scott D. Peters as our Chief Executive Officer, President and Chairman of the Board, Kellie S. Pruitt as our Chief Financial Officer, Treasurer and Secretary, Mark Engstrom as our Executive Vice President - Acquisitions, Amanda Houghton, as our Executive Vice President—Asset Management, and our other employees, in the identification and acquisition of investments, the determination of any financing arrangements, the asset management of our investments and operation of our day-to-day activities. Our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in this Annual Report on Form 10-K or other periodic filings with the SEC. We rely primarily on the management ability of our Chief Executive Officer and other executive officers and the governance of our Board of Directors, each of whom would be difficult to replace. We do not have any key man life insurance on Messrs. Peters and Engstrom or Mses. Pruitt and Houghton. Although we have entered into employment agreements with each of Messrs. Peters and Engstrom and Mses. Pruitt and Houghton, the employment agreements contain various termination rights. If we were to lose the benefit of their experience, efforts and abilities, our operating results could suffer. In addition, if any member of our Board of Directors were to resign, we would lose the benefit of such director's governance and experience. As a result of the foregoing, we may be unable to achieve our investment objectives or to pay distributions to our stockholders.

Compliance with changing government regulations may result in additional expenses.

The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, includes new regulations for over-the-counter derivatives and substantially increased regulation and risk of liability for credit rating agencies, all of which could increase our cost of capital. The Dodd-Frank Act also includes provisions concerning corporate governance and executive compensation which, among other things, require additional executive compensation disclosures and enhanced independence requirements for board compensation committees and related advisors, as well as provide explicit authority for the SEC to adopt proxy access, all of which could result in additional expenses in order to maintain compliance. The Dodd-Frank Act is wide-ranging, and the provisions are broad with significant discretion given to the many and varied agencies tasked with adopting and implementing the act. The majority of the provisions of the Dodd-Frank Act did not go into effect immediately and may be adopted and implemented over many months or years. As such, we cannot predict the full impact of the Dodd-Frank Act on our business, financial condition, results of operations and our ability to pay distributions to our stockholders.

Failure to maintain effective internal control over financial reporting could harm our business, results of operations and financial condition.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of such control. Changes to our business will necessitate ongoing changes to our internal control systems and processes. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, results of operations and financial condition could be materially adversely harmed and we could fail to meet our reporting obligations.

Risks Related to our Organizational Structure

We may structure acquisitions of property in exchange for limited partnership units of our operating partnership on terms that could limit our liquidity or our flexibility.

We may continue to acquire properties by issuing limited partnership units of our operating partnership in exchange for a property owner contributing property. For example, approximately 0.07% of our operating partnership is owned by individual physician investors that elected to exchange their partnership interests in the partnership that owns the 7900 Fannin medical office building for limited partner units of our operating partnership. If we continue to enter into such transactions, in order to induce the contributors of such properties to accept units of our operating partnership, rather than cash, in exchange for their properties, it may be necessary for us to provide them additional incentives. For instance, our operating partnership's limited partnership agreement provides that any holder of units may exchange limited partnership units on a one-for-one basis for, at our option, cash equal to the value of an equivalent number of shares of common stock. We may, however, enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor's units for shares of our common stock or cash, at the option of the contributor, at set times. If the contributor required us to repurchase units for cash pursuant to such a provision, it would limit our liquidity and, thus, our ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if we were required to repurchase units for cash at a time when we did not have sufficient cash to fund the repurchase, we might be required to sell one or more properties to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a limited partner in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor's units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor's units for cash or shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

Our Board of Directors may change our investment objectives and major strategies and take other actions without seeking stockholder approval.

Our Board of Directors determines our investment objectives and major strategies, including our strategies regarding investments, financing, growth, debt capitalization, REIT qualification, and distributions. Our Board of Directors may amend or revise these and other strategies without a vote of the stockholders. Under our charter and Maryland law, our stockholders will have a right to vote only on the following matters:

- the election or removal of directors;
- our dissolution;
- certain mergers, consolidations and sales or other dispositions of all or substantially all of our assets; and

- amendments of our charter, except that our Board of Directors may amend our charter without stockholder approval to change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock, increase or decrease the aggregate number of our shares of stock or the number of our shares of any class or series that we have the authority to issue, or effect certain reverse stock splits.

As a result, our stockholders will not have a right to approve most actions taken by our Board of Directors.

The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that may benefit our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our Board of Directors and our stockholders. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders' ability to sell their shares of our common stock.

Our charter includes a provision that may discourage a stockholder from launching a tender offer for shares of our Class B common stock.

Our charter requires that any tender offer made by a person, including any "mini-tender" offer, must comply with Regulation 14D of the Securities Exchange Act of 1934, as amended. The offeror must provide us notice of the tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with these requirements, we will have the right to redeem that person's shares of our common stock and any shares of our common stock acquired in such tender offer. In addition, the non-complying offeror shall be responsible for all of our expenses in connection with that stockholder's noncompliance. This provision of our charter does not apply to shares of Class A common stock, but will apply to shares of Class B common stock until such shares of Class B common stock are converted to shares of Class A common stock pursuant to terms of our charter. This provision of our charter may discourage a person from initiating a tender offer for shares of our Class B common stock, which could affect the trading price of the Class A common stock.

Maryland law and our organizational documents limit our stockholders' right to bring claims against our officers and directors.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also requires us to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who is a present or former director officer or any individual who while a director or officer and at our request serves or has served as a director, officer, partner or trustee of our corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. Moreover, we have entered into separate indemnification agreements with each of our directors and all of our executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist under common law.

Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Common Stock.

Certain provisions of the Maryland General Corporation Law applicable to us, or MGCL, may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of delaying or preventing a change of control under circumstances that otherwise could provide stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- provisions of the MGCL that permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board;
- "business combination" provisions that, subject to limitations, prohibit certain business combinations, asset transfers and equity security issuances or Reclassifications between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose special supermajority voting requirements unless certain minimum price conditions are satisfied.
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our Board of Directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board. This resolution, however, may be altered or repealed in whole or in part at any time. In the case of the control share provisions of the MGCL, we have opted out of these provisions pursuant to a provision in our bylaws. We may, however, by amendment to our bylaws, opt in to the control share provisions of the MGCL. We may also choose to adopt a classified board or other takeover defenses in the future. Any such actions could deter a transaction that may otherwise be in the interest of stockholders.

Risks Related to Investments in Real Estate

Increasing vacancy rates for commercial real estate resulting from a slow economic recovery could result in increased vacancies at some or all of our properties, which may result in reduced revenue and resale value.

We may experience vacancies by a default of tenants under their leases or the expiration or termination of tenant leases, and such vacancies may continue for a long period of time. Recent disruptions in the financial markets and the slow economic recovery have resulted in a trend toward increasing vacancy rates for virtually all classes of commercial real estate, including medical office buildings and other facilities that serve the healthcare industry, due to generally lower demand for rentable space, as well as potential oversupply of rentable space. Uncertain economic conditions and related levels of unemployment have led to reduced demand for medical services, causing physician groups and hospitals to delay expansion plans, leaving a growing number of vacancies in new buildings. Reduced demand for medical office buildings and other facilities that serve the healthcare industry could require us to increase concessions, make tenant improvement expenditures or reduce rental rates to maintain occupancies. We may suffer reduced revenues resulting in less cash distributions to our stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We are dependent on the financial stability of our tenants.

Lease payment defaults by tenants would cause us to lose the revenue associated with such leases, and we may incur significant litigation costs in enforcing our rights as a landlord against the defaulting tenant causing us to reduce the amount of distributions to our stockholders. Although approximately 56.3% of our annualized base rent was derived from tenants (or their parent companies) have an investment grade credit rating, a credit rating is no guarantee of ability to perform lease obligations and a parent may choose not to satisfy the obligations of a subsidiary that fails to perform its obligations. If the property is subject to a mortgage, a default by a significant tenant on its lease payments to us may result in a foreclosure on the property if we are unable to find an alternative source of revenue to meet mortgage payments. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property, and may not be able to re-lease the property for the rent previously received, if at all. Lease terminations could also reduce the value of the properties.

We face potential adverse consequences of bankruptcy or insolvency by our tenants.

We are exposed to the risk that our tenants could become bankrupt or insolvent. This risk would be magnified to the extent that a tenant leased or managed multiple facilities. The bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. For example, a debtor-lessee may reject its lease with us in a bankruptcy proceeding. In such a case, our claim against the debtor-lessee for unpaid and future rents would be limited by the statutory cap of the U.S. Bankruptcy Code. This statutory cap might be substantially less than the remaining rent actually owed under the lease, and it is quite likely that any claim we might have for unpaid rent would not be paid in full. In addition, a debtor-lessee may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, would generally be more limited.

Our tenant base may not remain stable or could become more concentrated which could harm our operating results and financial condition.

Our tenant base may not remain stable or could become more concentrated among particular physicians and physician groups with varying practices and other medical service providers in the future. Subject to the terms of the applicable leases, our tenants could decide to leave our properties for numerous reasons, including, but not limited to, financial stress or changes in the tenant's ownership or management. Our tenants service the healthcare industry and, our tenant mix could become even more concentrated if a preponderance of our tenants practice in a particular medical field or are reliant upon a particular healthcare delivery system. If any of our tenants become financially unstable, our operating results and prospects could suffer, particularly if our tenants become more concentrated.

Our medical office buildings, other facilities that serve the healthcare industry and tenants may be subject to competition.

Our medical office buildings and other facilities that serve the healthcare industry often face competition from nearby hospitals and other medical office buildings that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our buildings.

Similarly, our tenants face competition from other medical practices in nearby hospitals and other medical facilities. Further, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. Competition and loss of referrals could adversely affect our tenants' ability to make rental payments, which could adversely affect our rental revenues. Any reduction in rental revenues resulting from the inability of our medical office buildings and other facilities that serve the healthcare industry and our tenants to compete successfully may have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The hospitals on whose campuses our medical office buildings are located and their affiliated healthcare systems could fail to remain competitive or financially viable, which could adversely impact their ability to attract physicians and physician groups to our medical office buildings and other facilities that serve the healthcare industry.

Our medical office building operations and other facilities that serve the healthcare industry depend on the viability of the hospitals on or near whose campuses our medical office buildings are located and their affiliated healthcare systems in order to attract physicians and other healthcare-related clients. The viability of these hospitals, in turn, depends on factors such as the quality and mix of healthcare services provided, competition, demographic trends in the surrounding community, market position and growth potential, as well as the ability of the affiliated healthcare systems to provide economies of scale and access to capital. If a hospital on or near whose campus one of our medical office buildings is located is unable to meet its financial obligations, and if an affiliated healthcare system is unable to support that hospital, the hospital may not be able to compete successfully or could be forced to close or relocate, which could adversely impact its ability to attract physicians and other healthcare-related clients. Because we rely on our proximity to and affiliations with these hospitals to create demand for space in our medical office buildings, their inability to remain competitive or financially viable, or to attract physicians and physician groups, could adversely affect our medical office building operations and have an adverse effect on us.

The unique nature of certain or our properties, including our senior healthcare properties, may make it difficult to lease or transfer our property or find replacement tenants, which could require us to spend considerable capital to adapt the property to an alternative use or otherwise negatively affect our performance.

Some of the properties we seek to acquire are specialized medical facilities or otherwise designed or built for a particular tenant of a specific type of use known as a single use facility. For example, senior healthcare facilities present unique challenges with respect to leasing and transferring the same. Skilled nursing, assisted living and independent living facilities are typically highly customized and may not be easily modified to accommodate non-healthcare-related uses. The improvements generally required to conform a property to healthcare use, such as upgrading electrical, gas and plumbing infrastructure, are costly and often times operator-specific. As a result, these property types may not be suitable for lease to traditional office tenants or other healthcare tenants with unique needs without significant expenditures or renovations. A new or replacement tenant may require different features in a property, depending on that tenant's particular operations.

If we or our tenants terminate or do not renew the leases for our properties or our tenants lose their regulatory authority to operate such properties or default on their lease obligations for any reason, we may not be able to locate, or may incur additional costs to locate, suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to modify a property for a new tenant, or for multiple tenants with varying infrastructure requirements, before we are able to re-lease the space or we could otherwise incur re-leasing costs. Furthermore, because transfers of healthcare facilities may be subject to regulatory approvals not required for transfers of other types of property, there may be significant delays in transferring operations of senior healthcare facilities to successor operators. Any loss of revenues or additional capital expenditures required as a result may have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uninsured losses relating to real estate and lender requirements to obtain insurance may reduce stockholder returns.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our stockholders that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings that would result in less cash to be distributed to stockholders. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase and could have an adverse effect on the net income from the property, and, thus, the cash available for distribution to our stockholders.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

We may fail to successfully operate acquired properties.

Our ability to successfully operate any acquired properties are subject to the following risks:

- we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;
- we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;
- even if we are able to finance the acquisition, our cash flow may be insufficient to meet our required principal and interest payments;
- we may spend more than budgeted to make necessary improvements or renovations to acquired properties;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisition of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;
- market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to liabilities, including contingent liabilities, and without any recourse, or with only limited recourse, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons dealing with former owners of the properties, liabilities, claims, and litigation, including indemnification obligations, whether or not incurred in the ordinary course of business, relating to periods prior to or following our acquisition, claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties, and liabilities for taxes relating to periods prior to our acquisition.

If we are unable to successfully operate acquired properties, our financial condition, results of operations, cash flow and ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Our ownership of certain medical office building properties and other facilities is subject to ground lease or other similar agreements which limit our uses of these properties and may restrict our ability to sell or otherwise transfer such properties.

As of December 31, 2012, we held interests in 88 of our medical office building properties and other facilities that serve the healthcare industry through leasehold interests in the land on which the buildings are located and we may acquire additional properties in the future that are subject to ground leases or other similar agreements. As of December 31, 2012, these properties represented 34.4% of our total GLA. Many of our ground leases and other similar agreements limit our uses of these properties and may restrict our ability to sell or otherwise transfer such properties, which may impair their value.

Uncertain market conditions relating to the future disposition of properties could cause us to sell our properties at a loss in the future.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our Chief Executive Officer and our Board of Directors may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time. We generally intend to hold properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our properties, we may not be able to sell our properties at a profit in the future or at all. Additionally, we may incur prepayment penalties in the event we sell a property subject to a mortgage earlier than we otherwise had planned. Accordingly, the extent to which our stockholders will receive cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Any inability to sell a property could adversely impact our business, financial condition, results of operation and ability to pay distributions to our stockholders.

Lease rates under our long-term leases may be lower than fair market lease rates over time.

We have entered into and may in the future enter into long-term leases with tenants of certain of our properties. Certain of our long-term leases provide for rent to increase over time. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that even after contractual rental increases, the rent under our long-term leases is less than then-current market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our income and distributions could be lower than if we did not enter into long-term leases.

Rents associated with new leases for properties in our portfolio may be less than expiring rents (lease roll-down), which may adversely affect our financial condition, results of operations and cash flow.

Our operating results depend upon our ability to maintain and increase rental rates at our properties while also maintaining or increasing occupancy. The rental rates for expiring leases may be higher than starting rental rates for new leases and we may also be required to offer greater rental concessions than we have historically. The rental rate spread between expiring leases and new leases may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain sufficient rental rates across our portfolio, our business, financial condition, results of operation and ability to pay distributions to our stockholders could be adversely affected.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenue does not increase, which could cause our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-let space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected. The expenses of owning and operating medical office buildings and other facilities that serve the healthcare industry are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenue declines, we may not be able to reduce our expenses accordingly. Certain costs associated with real estate investments may not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take possession of the property, resulting in a further reduction in net income.

Increases in property taxes could adversely affect our cash flow.

Our real properties are subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. Some of our leases generally provide that the property taxes or increases therein are charged to the tenants as an expense related to the real properties that they occupy while other leases provide that we are generally responsible for such taxes. We are also generally responsible for real property taxes related to any vacant space. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could substantially increase our costs and reduce our liquidity and cash distributions to stockholders.

Because we own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could increase the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury or other claims or fines could be substantial, which would reduce our liquidity and cash available for distribution to our stockholders. In addition, the presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell a property, or to use the property as collateral for borrowing. Our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our real properties, such as the presence of underground storage tanks, or activities of unrelated third parties may also adversely affect our real properties.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or the ADA, all places of public accommodation are required to meet certain U.S. federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and/or an order to correct any non-complying feature, which could result in substantial capital expenditures. We have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the

ADA or other related legislation, then we would be required to incur additional costs to bring the facility into compliance. If we incur substantial costs to comply with the ADA or other related legislation, our business, financial condition, results of operations, ability to make distributions to our stockholders and the trading price of our Class A common stock may be materially and adversely affected.

Risks Related to the Healthcare Industry

New laws or regulations affecting the heavily regulated healthcare industry, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by federal, state and local governmental bodies. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, and relationships with physicians and other referral sources. Changes in these laws and regulations could negatively affect the ability of our tenants to make lease payments to us and our ability to make distributions to our stockholders.

Many of our medical properties and their tenants may require a license or multiple licenses or certificate of need, or CON, to operate. Failure to obtain a license or CON, or loss of a required license or CON would prevent a facility from operating in the manner intended by the tenant. These events could adversely affect our tenants' ability to make rent payments to us. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction of facilities that serve the healthcare industry, by requiring a CON or other similar approval. State CON laws are not uniform throughout the United States and are subject to change. We cannot predict the impact of state CON laws on our development of facilities or the operations of our tenants.

In limited circumstances, loss of state licensure or certification or closure of a facility could ultimately result in loss of authority to operate the facility and require new CON authorization to re-institute operations. As a result, a portion of the value of the facility may be reduced, which would adversely impact our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Comprehensive healthcare reform legislation could adversely affect our business, financial condition and results of operations and our ability to pay distributions to stockholders.

The Patient Protection and Affordable Care Act of 2010, or the Patient Protection and Affordable Care Act, and the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, which in part modified the Patient Protection and Affordable Care Act, together serve as the primary vehicle for comprehensive healthcare reform in the United States and will become effective through a phased approach, which began in 2010 and will conclude in 2018. The laws are intended to reduce the number of individuals in the United States without health insurance and significantly change the means by which healthcare is organized, delivered and reimbursed. The Patient Protection and Affordable Care Act includes program integrity provisions that both create new authorities and expand existing authorities for federal and state governments to address fraud, waste and abuse in federal healthcare programs. In addition, the Patient Protection and Affordable Care Act expands reporting requirements and responsibilities related to facility ownership and management, patient safety and care quality. In the ordinary course of their businesses, our tenants may be regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations. If they do not comply with the additional reporting requirements and responsibilities, our tenants' ability to participate in federal healthcare programs may be adversely affected. Moreover, there may be other aspects of the comprehensive healthcare reform legislation for which regulations have not yet been adopted, which, depending on how they are implemented, could adversely affect our tenants and their ability to meet their lease obligations. On June 28, 2012, the U.S. Supreme Court ruled on the constitutionality of the two laws generally upholding the entirety of the Patient Protection and Affordable Care Act including holding that the "individual mandate"-the centerpiece of the legislation that requires all individuals to purchase some form of health insurance-is permissibly construed as a tax imposed on those who do not obtain health insurance. Notably, the portions of the health reform laws addressing fraud, waste and abuse remain intact. The only aspect of the laws held unconstitutional is the mandated Medicaid expansion that would have required states to cover nonelderly persons with incomes up to 133 percent of the poverty level. The Supreme Court held that Congress could not require states to implement such an expansion or risk losing all federal Medicaid funding. As a result of the Supreme Court's decision, states may opt to expand Medicaid coverage in accordance with the laws but are not required to do so. Despite the Supreme Court's decision, it remains difficult to predict the impact of these laws on us due to their complexity, lack of implementing regulations or interpretive guidance, and the gradual implementation of the laws over a multi-year period. In addition, there have been numerous Congressional attempts to amend and repeal the laws both prior to and subsequent to the Supreme Court's ruling; we cannot predict whether any of these attempts to repeal or amend the laws will be successful. Moreover, a number of states have indicated that they will not take steps to implement certain aspects of the laws notwithstanding the Court's ruling. Consequently, it remains difficult to foresee how individuals and business will respond to the choices afforded them by law. Because of the many variables involved, we are unable to predict how these laws may impact our tenants' operations or the net effect of these laws on us. Both our tenants and us may be adversely affected.

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us.

Sources of revenue for our tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers, health maintenance organizations, preferred provider arrangements, self-insured employers and the patients themselves, among others. Medicare and Medicaid programs, as well as numerous private insurance and managed care plans, generally require participating providers to accept government-determined reimbursement rates as payment in full for services rendered, without regard to a provider's charges. Changes in the reimbursement rate or methods of payment from third-party payors, including Medicare and Medicaid, could result in a substantial reduction in our tenants' revenues. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. Further, revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. The recently enacted healthcare reform law and regulatory changes could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government sponsored payment programs.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. It is possible that our tenants will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. These changes could have an adverse effect on the financial condition of some or all of our tenants. The financial impact on our tenants could restrict their ability to make rent payments to us, which would have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Government budget deficits could lead to a reduction in Medicaid and Medicare reimbursement, which could adversely affect the financial condition of our tenants.

Adverse U.S. economic conditions have negatively affected state budgets, which may put pressure on states to decrease reimbursement rates with the goal of decreasing state expenditures under state Medicaid programs.

The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment, declines in family incomes, and eligibility expansions required by the recently enacted healthcare reform law. These potential reductions could be compounded by the potential for federal cost-cutting efforts that could lead to reductions in reimbursement rates under both the federal Medicare program and state Medicaid programs. Potential reductions in reimbursements under these programs could negatively impact the ability of our tenants and their ability to meet their obligations to us, which could, in turn, have an adverse effect on our business, financial condition, and results of operations and our ability to make distributions to our stockholders.

Some tenants of our medical office buildings and other facilities that serve the healthcare industry are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant's ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. These laws include, but are not limited to:

- the Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral or recommendation for the ordering of any item or service reimbursed by Medicare or Medicaid;
- the Federal Physician Self-Referral Prohibition, which, subject to specific exceptions, restricts physicians from making referrals for specifically designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;
- the False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment to the federal government, including claims paid by the Medicare and Medicaid programs; and
- the Civil Monetary Penalties Law, which authorizes the United States Department of Health and Human Services to impose monetary penalties for certain fraudulent acts; and
- the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, which protects the privacy and security of personal health information.

Each of these laws includes criminal and/or civil penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. Certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Additionally, states in which the facilities are located may have similar fraud and abuse laws. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants could jeopardize that tenant's ability to operate or to make rent payments, which may have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

As is typical in the healthcare industry, our tenants may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our medical office buildings and other facilities that serve the healthcare industry operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. There has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims and quality of care, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could lead to potential termination from government programs, large penalties and fines and otherwise have an adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent, which in turn could have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may experience adverse effects as a result of potential financial and operational challenges faced by the operators of our senior healthcare facilities.

Operators of our senior healthcare facilities may face operational challenges from potentially reduced revenue streams and increased demands on their existing financial resources.

- *Changes in reimbursement policies.* Our skilled nursing operators' revenues are primarily derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Accordingly, our facility operators are subject to the potential negative effects of decreased reimbursement rates offered through such programs.

- *Impact of general economic conditions.* Our operators' revenue may also be adversely affected as a result of falling occupancy rates or slow lease-ups for assisted and independent living facilities due to the recent turmoil in the capital debt and real estate markets. The economic deterioration of an operator could cause such operator to file for bankruptcy protection. The bankruptcy or insolvency of an operator may adversely affect the income produced by the property or properties it operates.

- *Compliance costs.* Our operators' performance and economic condition may be negatively affected if they fail to comply with various complex federal and state laws that govern a wide array of referrals, relationships, reimbursement and licensure requirements in the senior healthcare industry. The violation of any of these laws or regulations by a senior healthcare facility operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make payment obligations to us or to continue operating its facility. Compliance with the requirements in the healthcare reform law could increase costs as well. Increased costs could limit our healthcare operator's ability to meet their obligations to us, potentially decreasing our revenue and increasing our collection and litigation costs.

- *Legal actions.* Moreover, advocacy groups that monitor the quality of care at healthcare facilities have sued healthcare facility operators and called upon state and federal legislators to enhance their oversight of trends in healthcare facility ownership and quality of care. In response, the recently enacted healthcare reform law imposes additional reporting requirements and responsibilities for healthcare facility operators. Patients have also sued healthcare facility operators and have, in certain cases, succeeded in winning very large damage awards for alleged abuses. This litigation and potential litigation in the future has materially increased the costs incurred by our operators for monitoring and reporting quality of care compliance.

- *Insurance.* In addition, the cost of medical malpractice and liability insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of healthcare facilities continues. To the extent we are required to remove or replace a healthcare operator, our revenue from the affected property could be reduced or eliminated for an extended period of time.

- *New or future legislative proposals.* In addition, legislative proposals are commonly being introduced or proposed in federal and state legislatures that could affect major changes in the senior healthcare sector, either nationally or at the state level. It is impossible to say with any certainty whether this proposed legislation will be adopted or, if adopted, what effect such legislation would have on our facility operators and our senior healthcare operations.
- *Increased operating expenses.* In addition, our facility operators may incur additional demands on their existing financial resources as a result of increases in senior healthcare operator liability, insurance premiums and other operational expenses. Our financial position could be weakened and our ability to make distributions could be limited if any of our senior healthcare facility operators were unable to meet their financial obligations to us.

Any of these factors could adversely affect the ability of our tenants to pay rent, diminish the value of our properties or otherwise have an adverse effect on our business, financial condition and results of operations and ability to make distributions to our stockholders.

Risks Related to Investments in Other Real Estate Related Assets

The mortgage or other real estate-related loans in which we have in the past, and may in the future, invest may be impacted by unfavorable real estate market conditions, which could decrease their value.

As of December 31, 2012, we had invested in one mortgage loan receivable. If we make additional investments in mortgage loans, we will be at risk of loss on those investments, including losses as a result of defaults on mortgage loans. These losses may be caused by many conditions beyond our control, including economic conditions affecting real estate values, tenant defaults and lease expirations, interest rate levels and the other economic and liability risks associated with real estate described above under the heading "- Risks Related to Investments in Real Estate." If we acquire property by foreclosure following defaults under our mortgage loan investments, we will have the economic and liability risks as the owner described above. We do not know whether the values of the property securing any of our investments in other real estate related assets will remain at the levels existing on the dates we initially make the related investment. If the values of the underlying properties decline, our risk will increase and the value of our interests may decrease.

Delays in liquidating defaulted mortgage loan investments could reduce our investment returns.

If there are defaults under our mortgage loan investments, we may not be able to foreclose on or obtain a suitable remedy with respect to such investments. Specifically, we may not be able to repossess and sell the underlying properties quickly which could reduce the value of our investment. For example, an action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of lawsuits if the defendant raises defenses or counterclaims. Additionally, in the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Interest rate and related risks may cause the value of our investments in other real estate related assets to be reduced.

Interest rate risk is the risk that fixed income securities such as preferred and debt securities, and to a lesser extent dividend paying common stock, will decline in value because of changes in market interest rates. Generally, when market interest rates rise, the market value of such securities will decline, and vice versa. Our investment in such securities means that the net asset value may tend to decline if market interest rates rise.

During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below-market interest rate, increase the security's duration and reduce the value of the security. During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled, which may force us to reinvest in lower yielding securities. Preferred and debt securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. These risks may reduce the value of our investments in other real estate related assets.

If we liquidate prior to the maturity of our investments in real estate assets, we may be forced to sell those investments on unfavorable terms or at a loss.

Our Board of Directors may choose to effect a liquidity event in which we liquidate our assets, including our investments in other real estate related assets. If we liquidate those investments prior to their maturity, we may be forced to sell those investments on unfavorable terms or at a loss. For instance, if we are required to liquidate mortgage loans at a time when prevailing interest rates are higher than the interest rates of such mortgage loans, we would likely sell such loans at a discount to their stated principal values.

Risks Related to Debt Financing

We have and intend to incur mortgage indebtedness and other borrowings, which may increase our business risks, could hinder our ability to make distributions and could decrease the value of our company.

As of December 31, 2012, we had fixed and variable rate debt of $1.0 billion outstanding, including a premium of $2.4 million. We intend to continue to finance a portion of the purchase price of our investments in real estate and other real estate related assets by borrowing funds. In addition, we may incur mortgage debt and pledge some or all of our real properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual ordinary taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes. We generally expect our leverage ratio to range between 35% to 45%.

High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our company. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected.

Higher mortgage rates may make it more difficult for us to finance or refinance our mortgage loans, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders.

As of December 31, 2012, we had $156.9 million of debt maturing in the year ending December 31, 2013. If mortgage debt is unavailable on reasonable terms as a result of increased interest rates or other factors, we may not be able to utilize financing in our initial purchase of properties. In addition, if we place or assume mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans mature, or of being unable to refinance the debt on favorable terms or at all. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or by borrowing more money.

Increases in interest rates could increase the amount of our debt payments and, therefore, negatively impact our operating results.

Interest we pay on our debt obligations reduces cash available for distributions. Whenever we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our stockholders. As of December 31, 2012, we had $652.5 million outstanding variable rate debt. If we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

Covenants in the instruments governing our existing indebtedness limit our operational flexibility, and a covenant breach could materially adversely affect our operations.

The terms of the instruments governing our existing indebtedness require us to comply with a number of customary financial and other covenants. These provisions include, among other things: a limitation on the incurrence of additional indebtedness; limitations on mergers, investments, acquisitions, redemptions of capital stock, transactions with affiliates; and maintenance of specified financial ratios. Our continued ability to incur debt and operate our business is subject to compliance with these covenants, which limit operational flexibility. Breaches of these covenants could result in defaults under applicable debt instruments, even if payment obligations are satisfied. Financial and other covenants that limit our operational flexibility, as well as defaults resulting from a breach of any of these covenants in its debt instruments, could have a material adverse effect on our financial condition and results of operations.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on favorable terms, if at all, and negatively impact the market price of our securities, including our common stock.

The credit ratings of our senior unsecured debt are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our current credit ratings and in the event that our current credit ratings deteriorate, we would likely incur higher borrowing costs and it may be more difficult or expensive to obtain additional financing or refinance existing obligations and commitments. Also, a downgrade in our credit ratings would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.

Risks Related to Joint Ventures

The terms of joint venture agreements or other joint ownership arrangements into which we have entered and may enter could impair our operating flexibility and our results of operations.

In connection with the purchase of real estate, we have entered and may continue to enter into joint ventures with third parties. We may also purchase or develop properties in co-ownership arrangements with the sellers of the properties, developers or other persons. These structures involve participation in the investment by other parties whose interests and rights may not be the same as ours. Our joint venture partners may have rights to take some actions over which we have no control and may take actions contrary to our interests. Joint ownership of an investment in real estate may involve risks not associated with direct ownership of real estate, including the following:

- a venture partner may at any time have economic or other business interests or goals which become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in a joint venture or the timing of the termination and liquidation of the venture;

- a venture partner might become bankrupt and such proceedings could have an adverse impact on the operation of the partnership or joint venture;
- actions taken by a venture partner might have the result of subjecting the property to liabilities in excess of those contemplated; and
- a venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture and an impasse could occur, which might adversely affect the joint venture and decrease potential returns to our stockholders. If we have a right of first refusal or buy/sell right to buy out a venture partner, we may be unable to finance such a buy-out or we may be forced to exercise those rights at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to purchase an interest of a venture partner subject to the buy/sell right, in which case we may be forced to sell our interest when we would otherwise prefer to retain our interest. In addition, we may not be able to sell our interest in a joint venture on a timely basis or on acceptable terms if we desire to exit the venture for any reason, particularly if our interest is subject to a right of first refusal of our venture partner.

We may structure our joint venture relationships in a manner which may limit the amount we participate in the cash flow or appreciation of an investment.

We may enter into joint venture agreements, the economic terms of which may provide for the distribution of income to us otherwise than in direct proportion to our ownership interest in the joint venture. For example, while we and a co-venturer may invest an equal amount of capital in an investment, the investment may be structured such that we have a right to priority distributions of cash flow up to a certain target return while the co-venturer may receive a disproportionately greater share of cash flow than we are to receive once such target return has been achieved. This type of investment structure may result in the co-venturer receiving more of the cash flow, including appreciation, of an investment than we would receive. If we do not accurately judge the appreciation prospects of a particular investment or structure the venture appropriately, we may incur losses on joint venture investments or have limited participation in the profits of a joint venture investment, either of which could reduce our ability to make cash distributions to our stockholders.

Federal Income Tax Risks

Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

We elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2007 and we believe that our current and intended manner of operation will enable us to continue to meet the requirements to be taxed as a REIT. To qualify as a REIT, we must meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke our REIT election, which it may do without stockholder approval.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a

REIT for the four taxable years following the year in which we lose our qualification as a REIT. Losing our qualification as a REIT would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income, and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would substantially reduce our ability to make distributions to our stockholders.

To continue to qualify as a REIT and to avoid the payment of U.S. federal income and excise taxes, we may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90.0% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4.0% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of: (1) 85.0% of our ordinary income; (2) 95.0% of our capital gain net income; and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities or sell assets in order to distribute enough of our taxable income to maintain our qualification as a REIT and to avoid the payment of federal income and excise taxes.

Investors may have a current tax liability on distributions they elect to reinvest in shares of our common stock.

If our stockholders participate in any DRIP we may implement, they will be deemed to have received, and for income tax purposes will be taxed on, the value of the shares received to the extent the amount reinvested was not a tax-free return of capital. As a result, except in the case of tax-exempt entities, our stockholders may have to use funds from other sources to pay their tax liability on the value of the common stock received.

Dividends paid by REITs do not qualify for the reduced tax rates that apply to other corporate dividends.

The maximum U.S. federal income tax rate for "qualified dividends" paid by corporations to individuals is currently 20% (not including the 3.8% Medicare contribution tax applicable to certain investment income). Dividends paid by REITs, however, generally continue to be taxed at the normal ordinary income rates applicable to individual recipients (currently, at a maximum rate of 39.6%, excluding the 3.8% Medicare contribution tax applicable to certain investment income), rather than the preferential rate available for qualified dividends. The more favorable rates applicable to regular corporate dividends could cause potential investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified dividends, which could adversely affect the value of the stock of REITs, including our common stock.

In certain circumstances, we may be subject to U.S. federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to U.S. federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. Additionally, we may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any U.S. federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

Distributions to certain tax-exempt stockholders may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt stockholder. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax-exempt stockholder with respect to our common stock would constitute unrelated business taxable income if the stockholder incurs debt in order to acquire the common stock; and
- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as unrelated business taxable income.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To continue to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Changes to U.S. federal income tax laws or regulations could adversely affect stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our stockholders that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares of our common stock. We urge prospective investors to consult with their own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Foreign purchasers of shares of our common stock may be subject to FIRPTA tax upon the sale of their shares of our common stock.

A foreign person disposing of a U.S. real property interest, including shares of stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to U.S. tax pursuant to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50.0% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure our stockholders that we will, at all times, qualify as a "domestically controlled" REIT.

Foreign stockholders may be subject to FIRPTA tax upon the payment of a capital gains dividend.

A foreign stockholder also may be subject to U.S. tax pursuant to FIRPTA upon the payment of any dividend that is or could be attributable to gain from our sales or exchanges of U.S. real property interests.

If investors fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, they could be subject to criminal and civil penalties.

We, and our stockholders that are employee benefit plans or individual retirement accounts, or IRAs, will be subject to risks relating specifically to our having employee benefit plans and IRAs as stockholders, which risks are discussed below. There are special considerations that apply to pension, profit-sharing trusts of IRAs investing in our common stock. If investors are investing the assets of a pension, profit sharing or 401(k) plan, health or welfare plan, or an IRA in us, they should consider:

- whether the investment is consistent with the applicable provisions of ERISA and the Code, or any other applicable governing authority in the case of a government plan;
- whether the investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;
- whether the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA;
- whether the investment will impair the liquidity of the plan or IRA;
- whether the investment will produce unrelated business taxable income, referred to as UBTI and as defined in Sections 511 through 514 of the Code, to the plan or IRA; and
- their need to value the assets of the plan annually in accordance with ERISA and the Code.

In addition to considering their fiduciary responsibilities under ERISA and the prohibited transaction rules of ERISA and the Code, trustees or others purchasing shares should consider the effect of the plan asset regulations of the U.S. Department of Labor. To avoid our assets from being considered plan assets under those regulations, our charter prohibits "benefit plan investors" from owning 25.0% or more of our common stock prior to the time that the common stock qualifies as a class of publicly-offered securities, within the meaning of the ERISA plan asset regulations. However, we cannot assure our stockholders that those provisions in our charter will be effective in limiting benefit plan investor ownership to less than the 25.0% limit. For example, the limit could be unintentionally exceeded if a benefit plan investor misrepresents its status as a benefit plan. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) with respect to an employee benefit plan or IRA purchasing shares, and, therefore, in the event any such persons are fiduciaries (within the meaning of ERISA) of a plan or IRA, investors should not purchase shares unless an administrative or statutory exemption applies to the purchase.

Governmental plans, church plans, and foreign plans generally are not subject to ERISA or the prohibited transaction rules of the Code, but may be subject to similar restrictions under other laws. A plan fiduciary making an investment in our shares on behalf of such a plan should consider whether the investment is in accordance with applicable law and governing plan documents.

Risks Related to Our Common Stock

The price of our Class A common stock has and may continue to fluctuate, which may make it difficult for you to sell our Class A common stock when you want or at prices you find attractive.

The price of our Class A common stock on the NYSE constantly changes and has been subject to price fluctuations. We expect that the market price of our Class A common stock will continue to fluctuate. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors may include:

- actual or anticipated variations in our quarterly operating results;
- changes in our earnings estimates or publication of research reports about us or the real estate industry, although no assurance can be given that any research reports about us will be published;
- future sales of substantial amounts of Class A common stock by our existing or future stockholders;

- conversions of our Class B common stock into Class A common stock or sales of our Class B common stock;
- increases in market interest rates, which may lead purchasers of our stock to demand a higher yield;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions or departures of key personnel;
- actions by institutional stockholders;
- speculation in the press or investment community; and
- general market and economic conditions.

In addition, the stock market in general may experience extreme volatility that may be unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our Class A common stock.

Sales of shares of our Class B common stock, or the perception that such sales could occur, and conversions of our Class B common stock into Class A common stock could adversely affect the trading price of our Class A common stock.

As of December 31, 2012, we had 57,283,127 shares of each of our Class B-2 and Class B-3 common stock, or, collectively, the Class B common stock, outstanding. Although shares of our Class B common stock are not listed on a national securities exchange, they are not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter) and therefore are freely tradable. As a result, it is possible that a market may develop for our Class B common stock, and sales of such shares, or the perception that such sales could occur, could have an adverse effect on the trading price of our Class A common stock.

Additionally, pursuant to the terms of our charter, shares of our Class B-1 common stock automatically converted into Class A common stock on December 6, 2012. Shares of our Class B-2 common stock and Class B-3 common stock will convert automatically into Class A common stock 12 months and 18 months, respectively, following the initial listing of our Class A common stock on the NYSE, or the Listing, which occurred on June 6, 2012. Our Board of Directors may accelerate the dates on which shares of our Class B-2 and Class B-3 common stock convert automatically. In addition, if they have not otherwise converted, all of our Class B common stock will convert automatically into Class A common stock on the date that is 18 months following the Listing. We cannot predict the effect that the conversion of Class B common stock into Class A common stock will have on the market price of our Class A common stock, but these ongoing conversions may place constant downward pressure on the price of our Class A common stock, particularly at the time of each conversion. In addition, holders of Class B common stock seeking to immediately liquidate their investment in our common stock could engage in immediate short sales of our Class A common stock prior to the date on which shares of the Class B common stock convert into Class A common stock and use the shares of Class A common stock that they receive upon conversion of their shares of Class B common stock to cover these short sales in the future. Such short sales could depress the trading price of our Class A common stock.

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect the market price of our common stock.

In the future, we may issue debt or equity securities, including medium term notes, senior or subordinated notes and classes of preferred or common stock. Debt securities or shares of preferred stock will generally be entitled to receive distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. Our Board of Directors may issue such securities without stockholder approval and under Maryland law may amend our charter to increase the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the percentage ownership interest of our existing stockholders. To the extent we issue additional equity interests, our stockholders' percentage ownership interest in us will be diluted. Depending upon the terms and pricing of any additional offerings and the value of our real properties and other real estate related assets, our stockholders may also experience dilution in both the book value and fair market value of their shares. As a result, future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock and/or the distributions that we pay with respect to our common stock.

Our distributions to stockholders may change, which could adversely affect the market price of our common stock.

All distributions will be at the sole discretion of our Board of Directors and will depend upon our actual and projected financial condition, results of operations, cash flows, liquidity and funds from operations, maintenance of our REIT qualification and such other matters as our Board of Directors may deem relevant from time to time. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, we may choose to retain operating cash flow for investment purposes, working capital reserves or other purposes, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future cash distributions likely would adversely affect the market price of our common stock.

The availability and timing of cash distributions to our stockholders is uncertain.

We bear all expenses incurred in our operations, which are deducted from cash funds generated by operations prior to computing the amount of cash distributions to our stockholders. We are also restricted by the terms of our existing debt instruments from paying distributions in excess of certain financial metrics. In addition, our Board of Directors, in its discretion, may retain any portion of such funds for working capital. We cannot assure our stockholders that sufficient cash will be available to make distributions or that the amount of distributions will increase over time. If we fail for any reason to distribute at least 90% of our ordinary taxable income, we would not qualify for the favorable tax treatment accorded to REITs.

We may not have sufficient cash available from operations to pay distributions and, therefore, distributions may include a return of capital.

Distributions payable to stockholders may include a return of capital, rather than a return on capital. It is our present intention to make quarterly distributions to our stockholders. However, the actual amount and timing of distributions will be determined by our Board of Directors in its discretion and typically will depend on the amount of funds available for distribution which will depend on items such as current and projected cash requirements and tax considerations. As a result, our distribution rate and payment frequency may vary from time to time. We may not have sufficient cash available from operations to pay distributions required to maintain our qualification as a REIT and may need to use borrowed funds to make such cash distributions, which may reduce the amount of proceeds available for investment and operations. Additionally, if the aggregate amount of cash distributed in any given year exceeds the amount of our "REIT taxable income" generated during the year, the excess amount will be deemed a return of capital, which will decrease our stockholders' tax basis in their investment in shares of our common stock. Our organizational documents do not establish a limit on the amount of net proceeds we may use to fund distributions.

We may not have sufficient cash available from operations to pay distributions and, therefore, distributions may be paid, without limitation, with borrowed funds.

The amount of the distributions we make to our stockholders will be determined by our Board of Directors, at its sole discretion, and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, and capital expenditure requirements and annual distribution requirements needed to maintain our qualification as a REIT, as well as any liquidity event alternatives we may pursue. On February 14, 2007, our Board of Directors approved a 7.25% per annum, or $0.725 per common share, distribution based on a $10.00 share price, to be paid to our stockholders beginning with our February 2007 monthly distribution. On May 16, 2012, our Board of Directors approved a modification of our dividend beginning June 1, 2012 to an amount equal to $0.575 per share on an annualized basis, and we have continued to declare distributions at that rate through the first quarter of 2013. However, our board may reduce our distribution rate and we cannot guarantee the amount and timing of distributions paid in the future, if any.

If our cash flow from operations is less than the distributions our Board of Directors determines to pay, we would be required to pay our distributions, or a portion thereof, with borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.

Increases in market interest rates may result in a decrease in the value of our common stock.

One of the factors that may influence the price of our common stock will be the dividend distribution rate on our common stock (as a percentage of the price of our common stock) relative to market interest rates. If market interest rates rise, prospective purchasers of common stock may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than our common stock, which would reduce the demand for, and result in a decline in the market price of, our common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A common stock or the healthcare property sector, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our business. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market, which in turn could cause the price of our Class A common stock to decline.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

We have invested $2.6 billion in high-quality medical office buildings and other facilities that serve the healthcare industry through December 31, 2012. As of December 31, 2012, our portfolio consisted of 247 medical office buildings and 19 other facilities that serve the healthcare industry. Our portfolio is comprised approximately 12.6 million square feet of GLA, with an occupancy rate of approximately 91.1%, including month-to-month leases and leases we have executed, but which have not yet commenced. Approximately 95.7% of our portfolio, based on GLA, is located on or aligned with campuses of nationally or regionally recognized healthcare systems. Our portfolio is diversified geographically across 27 states, with no state having more than 11.0% of the total portfolio GLA as of December 31, 2012. Each of our properties is 100% owned by our operating partnership, except for the 7900 Fannin medical office building which we own approximately 84.1% through our operating partnership.

Our properties include medical office buildings, specialty inpatient facilities (long term acute care hospitals or rehabilitation hospitals), and skilled nursing and assisted living facilities.

As of December 31, 2012, we owned fee simple interests in 178 of the 266 buildings comprising our portfolio. These 178 buildings represent approximately 65.6% of our total portfolio's GLA. We hold long-term leasehold interests in the remaining 88 buildings within our portfolio, which represent approximately 34.4% of our total GLA. As of December 31, 2012, these leasehold interests had an average remaining term of approximately 64.3 years.

The following information generally applies to our properties:

- we believe all of our properties are adequately covered by insurance and are suitable for their intended purposes;
- our properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and
- depreciation is provided on a straight-line basis over the estimated useful lives of the buildings, up to 39 years, and over the shorter of the lease term or useful lives of the tenant improvements.

As of December 31, 2012, we leased our principal executive offices located at 16435 North Scottsdale Road, Suite 320, Scottsdale, AZ 85254. Additionally, we lease our regional office located at 463 King Street, Suite B, Charleston, SC 29403. Our regional offices in Indianapolis, IN and Atlanta, GA are located in our owned medical office buildings.

Lease Expirations

The following table presents the sensitivity of our annualized base rent due to lease expirations for the next 10 years:

Expiration (2)	Number of Leases Expiring	Total GLA of Expiring Leases (3)	Percent of GLA Represented by Expiring Leases	Annualized Base Rent Under Expiring Leases (1) (3)	Percent of Total Annualized Base Rent Represented by Expiring Leases
Month-to-month	97	223	1.9%	$ 3,900	1.6%
2013	295	938	8.2	18,356	7.8
2014	212	631	5.5	12,858	5.4
2015	224	851	7.4	18,045	7.6
2016	196	1,073	9.4	21,422	9.0
2017	216	1,033	9.0	21,565	9.1
2018	149	933	8.1	18,771	7.9
2019	85	667	5.8	16,173	6.8
2020	111	544	4.7	11,387	4.8
2021	84	976	8.5	18,082	7.7
2022	70	738	6.5	19,959	8.5
Thereafter	146	2,862	25.0	56,238	23.8
Total	1,885	11,469	100.0%	$ 236,756	100.0%

(1) The annualized base rent percentage is based on the total annual contractual base rent as of December 31, 2012, excluding the impact of abatements, concessions, and straight-line rent.

(2) Leases scheduled to expire on December 31 of a given year are included within that year in the table.

(3) Amounts in thousands.

Geographic Diversification/Concentration Table

The following table lists the states in which our properties are located and provides certain information regarding our portfolio's geographic diversification/concentration as of December 31, 2012:

State	Number of Buildings (1)	GLA (In thousands)	Percent of GLA	Annualized Base Rent (In thousands) (2)	Percent of Annualized Base Rent
Arizona	45	1,366	10.8%	$ 24,950	10.5%
California	5	284	2.3	5,346	2.3
Colorado	3	145	1.2	3,021	1.3
Florida	20	944	7.5	17,894	7.6
Georgia	13	646	5.1	13,215	5.6
Illinois	1	139	1.1	4,367	1.9
Indiana	44	1,225	9.7	17,361	7.3
Kansas	1	63	0.5	1,609	0.7
Maryland	2	163	1.3	3,464	1.5
Massachusetts	13	406	3.2	7,911	3.3
Michigan	1	203	1.6	4,708	2.0
Minnesota	2	158	1.2	1,598	0.7
Missouri	5	297	2.4	6,989	3.0
North Carolina	10	244	1.9	4,641	2.0
New Hampshire	1	70	0.6	1,234	0.5
New Mexico	2	54	0.4	1,286	0.5
Nevada	1	73	0.6	1,098	0.5
New York	8	909	7.2	16,419	6.9
Ohio	13	526	4.2	5,985	2.5
Oklahoma	2	186	1.5	3,640	1.5
Pennsylvania	4	1,087	8.6	19,666	8.3
South Carolina	22	1,103	8.8	20,154	8.5
Tennessee	11	441	3.5	7,899	3.3
Texas	27	1,371	10.9	33,429	14.1
Utah	1	112	0.9	1,720	0.7
Virginia	3	63	0.5	468	0.2
Wisconsin	6	315	2.5	6,684	2.8
Total	266	12,593	100%	$ 236,756	100.0%

(1) Represents the number of buildings acquired within each particular state as of December 31, 2012.

(2) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012, excluding the impact of abatements, concessions, and straight-line rent.

Indebtedness

See Note 8, Debt and Note 9, Derivative Financial Instruments to our accompanying consolidated financial statements for further discussions of our indebtedness.

Item 3. Legal Proceedings.

We are subject to claims and litigation arising in the ordinary course of business. We do not believe any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our consolidated financial statements, included in Item 8. Financial Statements and Supplementary Data.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

On June 6, 2012, we listed our Class A common stock, par value $0.01, on the NYSE, under the symbol "HTA." In accordance with an amendment to our charter approved by our stockholders on December 20, 2010, all of our common stock was converted into Class A, Class B-1, Class B-2 and Class B-3 common stock. Our Class B common stock is identical to our Class A common stock except that our Class B common stock is not currently listed on a national exchange. All shares of our Class B-1 common stock converted into shares of our Class A common stock on December 6, 2012, and no shares of our Class B-1 common stock remain outstanding. Our Class B-2 and B-3 common stock will convert to Class A common stock after the market closes on June 6, 2013 and December 6, 2013, respectively.

The following table sets forth for the periods subsequent to our Listing, the high and low sales prices of our Class A common stock as reported on the NYSE.

2012	High	Low
Second Quarter	$ 10.05	$ 9.75
Third Quarter	10.21	9.07
Fourth Quarter	11.68	9.61

Stock Performance Graph

The graph below compares the cumulative returns of HTA, MSCI US REIT (RMZ) Index and the S&P 500 Index from the date of our Listing on the NYSE on June 6, 2012 through December 31, 2012. The total returns assume distributions are reinvested.


Stock Performance Graph - Total Returns
$125
$120
$115
$110
$105
$100
$95
$90
$85
5/31/12
6/30/12
7/31/12
8/31/12
9/30/12
10/31/12
11/30/12
12/31/12
HTA
MSCI US REIT (RMS)
S&P 500

Stockholders

As of February 22, 2013, we had approximately 4,360 stockholders of record.

Distributions

The following were the distributions declared per share by quarter on our Class A and B common stock:

	2012	2011
First Quarter	$ 0.180753	$ 0.178767
Second Quarter	0.169064	0.180753
Third Quarter	0.143750	0.182740
Fourth Quarter	0.143750	0.182740
Total	$ 0.637317	$ 0.725000

On January 18, 2013, our Board of Directors authorized a quarterly cash distribution to be paid on April 4, 2013 to stockholders of record on March 29, 2013. This distribution of $0.14375 per share represents an annualized rate of $0.575 per share and will be paid on all of our Class A and B common stock.

On May 16, 2012, our Board of Directors determined that it was in the best interest of our stockholders to modify the payment of the monthly distributions to an annualized rate of $0.575 per share beginning June 1, 2012. After the payment of the June 2012 monthly distribution, we declared the remaining 2012 distributions on a quarterly basis. Prior to the June 2012 monthly distribution, we paid monthly distributions to our stockholders an annualized rate equal to $0.725 per share. It is our intent to continue to pay distributions. However, our Board of Directors may reduce our distribution rate and we cannot guarantee the timing and amount of distributions paid in the future, if any.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the three months ended December 31, 2012, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2012 to October 31, 2012	—	$ —	—	(2)
November 1, 2012 to November 30, 2012	938	10.10	—	(2)
December 1, 2012 to December 31, 2012	20,763	10.00	—	(2)

(1) Purchases primarily represent shares withheld to satisfy withholding obligations on the vesting of restricted shares. The price paid per share was the closing price of our Class A common stock on the NYSE.

(2) On August 6, 2012, our Board of Directors approved a stock repurchase program of up to $100.0 million of our Class A common stock from time to time prior to August 5, 2014. There have been no repurchases under the program and $100.0 million of repurchase capacity remains available under the program. Share repurchases will be made at the sole discretion of our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

The Amended and Restated 2006 Incentive Plan authorizes the granting of awards in any of the following forms: options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents, other stock-based awards, including units in operating partnership, and cash-based awards. Subject to adjustment as provided in the Amended and Restated 2006 Incentive Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the Amended and Restated 2006 Incentive Plan is 10,000,000.

Item 6. Selected Financial Data.

The following should be read with Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information, including balance sheet data, statement of operations data reflecting the results of our operating properties, and statement of cash flows data in a format consistent with our consolidated financial statements under Item 15. Exhibits, Financial Statement Schedules (in thousands, except per share data).

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Real estate assets, net	$ 2,012,607	$ 1,863,930	$ 1,854,554	$ 1,204,552	$ 826,280
Total assets	2,414,090	2,291,629	2,271,795	1,673,535	1,113,923
Debt, net	1,037,359	639,149	706,526	540,028	460,762
Total equity	1,264,595	1,567,340	1,487,246	1,071,317	599,320

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
Total revenues	$ 299,644	$ 274,438	$ 203,081	$ 129,486	$ 80,418
Rental expenses	95,307	88,760	65,662	44,667	27,912
Net (loss) income	(24,368)	5,593	(7,919)	(24,773)	(28,409)
Net (loss) income attributable to controlling interest	(24,424)	5,541	(7,903)	(25,077)	(28,448)
Net (loss) income per share attributable to controlling interest - basic	(0.11)	0.02	(0.05)	(0.22)	(0.66)
Net (loss) income per share attributable to controlling interest - diluted	(0.11)	0.02	(0.05)	(0.22)	(0.66)
Statement of Cash Flows Data:					
Cash flows provided by operating activities	$ 116,785	$ 111,807	$ 58,503	$ 21,628	$ 20,677
Cash flows used in investing activities	(283,545)	(65,958)	(626,849)	(455,105)	(526,475)
Cash flows provided by (used in) financing activities	113,225	(5,628)	378,615	524,147	628,662
Other Data:					
Distributions declared	$ 142,044	$ 162,597	$ 120,507	$ 82,221	$ 31,180
Distributions declared per share	0.64	0.73	0.73	0.73	0.73
Distributions paid in cash to stockholders	93,273	84,800	60,176	39,500	14,943
Distributions reinvested	31,916	75,864	56,551	38,559	13,099
Funds from operations (1)	92,050	113,135	70,642	28,822	8,989
Normalized funds from operations (1)	135,302	116,408	84,391	42,716	21,592
Net operating income (2)	204,337	185,678	137,419	84,462	52,244

(1) For additional information on funds from operations and normalized funds from operations, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations "Funds from Operations and Normalized Funds from Operations", which includes a reconciliation to net income or loss for the years ended December 31, 2012, 2011 and 2010 and for an explanation of why we are presenting these non-GAAP financial measures.

(2) For additional information on net operating income, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations "Net Operating Income", which includes a reconciliation to net income or loss for the years ended December 31, 2012, 2011 and 2010 and for an explanation of why we are presenting this non-GAAP financial measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The use of the words "we," "us" or "our" refers to Healthcare Trust of America, Inc. and its subsidiaries, including Healthcare Trust of America Holdings, LP, except where the context otherwise requires.

The following discussion should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this Annual Report on Form 10-K. Such consolidated financial statements and information have been prepared to reflect our financial position as of December 31, 2012 and 2011, together with our results of operations and cash flows for the years ended December 31, 2012, 2011 and 2010.

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, the Exchange Act). Such statements include, in particular, statements about our plans, strategies and prospects and estimates regarding future medical office building market performance. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Forward-looking statements are generally identifiable by use of the terms such as "expect," "project," "may," "will," "should," "could," "would," "intend," "plan," "anticipate," "estimate," "believe," "continue," "opinion," "predict," "potential," "pro forma" or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Annual Report on Form 10-K is filed with the SEC. We cannot guarantee the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Any such forward-looking statements reflect our current views about future events, are subject to unknown risks, uncertainties, and other factors, and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide dividends to stockholders, and maintain the value of our real estate properties, may be significantly hindered. Additional information concerning us and our business, including additional factors that could materially affect our financial results, including but not limited to the risks described under Part I, Item 1A. Risk Factors, is included herein and in our other filings with the SEC.

Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to these inherent uncertainties, our stockholders are urged not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date made. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time, except as required by law.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including additional factors that could materially affect our financial results, is included herein and in our other filings with the SEC.

Overview and Background

Healthcare Trust of America, Inc., a Maryland corporation, was incorporated on April 20, 2006. We were initially capitalized on April 28, 2006 and consider that to be our date of inception.

We are a fully integrated, self-administered and internally managed real estate investment trust, or REIT, primarily focused on acquiring, owning and operating high-quality medical office buildings that are predominantly located on or aligned with campuses of nationally or regionally recognized healthcare systems. We are one of the largest public REITs focused on medical office buildings in the United States based on GLA, and have strong industry relationships, a stable and diversified tenant mix and an extensive and active acquisition network. Our primary objective is to maximize stockholder value with disciplined growth through strategic investments and to provide an attractive risk-adjusted return for our stockholders by consistently increasing our cash flow. In pursuing this objective, we (i) target mid-sized acquisitions of high-quality on-campus medical office buildings in markets with dominant healthcare systems, attractive demographics and that complement our existing portfolio, (ii) actively manage our balance sheet to maintain flexibility with low leverage, and (iii) seek internal growth through proactive asset management, leasing and property management. We have qualified to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. We conduct substantially all of our operations through Healthcare Trust of America Holdings, LP, or our operating partnership.

We invest primarily in high-quality medical office buildings in our target markets, and have acquired high-quality medical office buildings and other facilities that serve the healthcare industry with an aggregate purchase price of $2.6 billion through December 31, 2012. As of December 31, 2012, our portfolio consisted of 247 medical office buildings and 19 other facilities that serve the healthcare industry, as well as a mortgage loan receivable secured by medical office buildings. Our portfolio is comprised of approximately 12.6 million square feet of GLA, with an occupancy rate of approximately 91.1%, including month-to-month leases and leases we have executed, but which have not yet commenced. Approximately 95.7% of our portfolio, based on GLA, is located on or aligned with campuses of nationally or regionally recognized healthcare systems. Our portfolio is diversified geographically across 27 states, with no state having more than 11.0% of the total GLA as of December 31, 2012. We are concentrated in locations that we have determined to be strategic based on demographic trends and projected demand for medical office buildings and we expect to continue to invest in these markets. We have concentrations in the following key markets: Phoenix, Arizona; Pittsburgh, Pennsylvania; Greenville, South Carolina; Indianapolis, Indiana; Albany, New York; Houston, Texas; Atlanta, Georgia; Dallas, Texas; Boston, Massachusetts; Raleigh, North Carolina; and Oklahoma City, Oklahoma.

On June 6, 2012, we listed our Class A common stock on the NYSE under the symbol "HTA". In accordance with an amendment to our charter approved by our stockholders on December 20, 2010, all of our common stock was converted into Class A, Class B-1, Class B-2 and Class B-3 common stock. The Class B-1, Class B-2 and Class B-3 shares are collectively referred to as our Class B common stock, while our Class A and Class B common stock are collectively referred to as our common stock. The Class B common stock is identical to the Class A common stock except that our Class B common stock is not currently listed on a national exchange and the shares of our Class B common stock will convert into shares of our Class A common stock at specified times. All shares of our Class B-1 automatically converted into Class A on December 6, 2012, and no Class B-1 common stock remains outstanding. Our Class B-2 and Class B-3 common stock will convert automatically into shares of our Class A common stock after the market closes on June 6, 2013 and December 6, 2013, respectively. By December 6, 2013, all shares of our Class B common stock will have converted into our Class A common stock and be eligible for trading on the NYSE. Our Board of Directors may accelerate the dates on which our Class B common stock automatically convert to our Class A common stock. Shares of our Class A and Class B common stock participate in distributions equally.

On June 6, 2012, we commenced a modified "Dutch Auction" cash tender offer, or the Tender Offer, to purchase up to $150.0 million in value of our Class A common stock. As a result of the Tender Offer, on July 25, 2012, we purchased 14,850,964 shares of our Class A common stock at a purchase price of $10.10 per share, for an aggregate cost of approximately $150.0 million, excluding fees and expenses.

Company Highlights

Portfolio Operating Performance

- For the year ended December 31, 2012, we had a net loss of $24.4 million, compared to net income of $5.6 million for the year ended December 31, 2011. The loss in 2012 was primarily due to the expenses associated with the Listing and related activities.
- Normalized funds from operations, or Normalized FFO, was $0.61 per share or $135.3 million and $0.52 per share or $116.4 million for the years ended December 31, 2012 and 2011, respectively. This was an increase of $0.09 per share, or 17.3%, compared to 2011. The increases were driven by acquisitions, positive leasing activity, continued focus on reducing operating expenses and the completion of the Tender Offer. For a reconciliation of Normalized FFO to net income or loss and why we present this non-GAAP financial measure, see "Funds from Operations and Normalized Funds from Operations" below.
- For the year ended December 31, 2012, total revenue increased 9.2%, or $25.2 million, to $299.6 million as compared to the year ended December 31, 2011.
- For the year ended December 31, 2012, net operating income, or NOI, increased 10.0%, or $18.7 million, to $204.3 million as compared to the year ended December 31, 2011. For a reconciliation of NOI to net income or loss and why we present this non-GAAP financial measure, see "Net Operating Income" below.

Internal Growth through Proactive Asset Management, Leasing, and Property Management

- During the year ended December 31, 2012, we transitioned approximately 4.9 million square feet of GLA to our in-house property management platform. As of December 31, 2012, approximately 70% of our current GLA was managed internally. In the past year, we have focused on internalizing the property management in our largest markets, including Indiana, Arizona, Georgia, Ohio, and Tennessee. We continue to focus on transitioning property management, leasing and construction management of our portfolio from third party teams to our internal teams to establish more direct relationships and in an effort to reduce fees paid to third parties.
- The occupancy rate on our portfolio of properties, including month-to-month leases and leases that have been executed, but which have not yet commenced, was approximately 91.1% as of December 31, 2012. Tenant retention for the portfolio was approximately 86.5% for the year, indicative of our commitment to maintaining high-quality buildings in desirable locations and fostering strong tenant relationships. Tenant retention is calculated by taking the sum of the total GLA of tenants that renew an expiring lease divided by the total GLA of expiring leases.
- Our portfolio of 12.6 million square feet of GLA is focused on strategically located on-campus or aligned medical office buildings in locations with high barriers to entry. As of December 31, 2012, approximately 95.7% of our portfolio, based on GLA, is located on or aligned with campuses of nationally and regionally recognized healthcare systems.
- Investment grade rated tenants as a percent of annualized base rent was approximately 39.8% at December 31, 2012. We continue to focus on building relationships with strong tenants and health systems that are leaders in their markets. As of December 31, 2012, approximately 56.3% of our annualized base rent was derived from tenants that have (or whose parent companies have) a credit rating from a nationally recognized rating agency.

Relationship-Focused Growth Strategy

- During the year ended December 31, 2012, we acquired $294.9 million of high quality, on-campus or affiliated medical office buildings. These acquisitions totaled over 1.3 million square feet and expanded our asset base by more than 10%. These properties were acquired directly from local developers or health systems and are located in the key markets of Boston, Pittsburgh, Dallas and Atlanta. They were over 99% occupied at closing and were acquired at unlevered yields in the mid 7% range. See below for a summary of each of the acquisitions.

- On January 13, 2012, we completed the acquisition of the St. John Providence MOB, an approximately 202,000 square foot on-campus medical office building located in Novi, Michigan, for $51.3 million. The St. John Providence MOB, which was 99% leased as of the date of acquisition, is connected directly to the Providence Park Hospital via an enclosed walkway. Providence Park Hospital is part of Ascension Health Systems (Moody's Investors Service rated Aa1).
- On January 31, 2012, we completed the acquisition of an additional medical office building on the Camp Creek campus in Atlanta, Georgia, for $8.9 million. This building is approximately 30,000 square feet and is our third building in our Camp Creek portfolio; the other two buildings comprising this portfolio were purchased by us in the second quarter of 2010.
- On March 1, 2012, we completed the acquisition of the Penn Avenue Place in Pittsburgh, Pennsylvania for $54.0 million. Penn Avenue Place is an eight story, approximately 558,000 square foot, healthcare integrated building which was completely renovated in 1997. The building was approximately 99.6% occupied as of the date of our acquisition and is anchored by Highmark, Inc. (Standard & Poor's Rating Service rated A) which renewed its lease for an additional 10-year term beginning on January 1, 2012. Highmark, Inc., which leases and occupies 92.4% of the building, is one of the largest Blue Cross affiliates in the nation.
- On March 29, 2012, we completed the acquisition of the Steward Portfolio located in Boston, Massachusetts for $100.0 million. This portfolio consists of 12 medical office buildings located on the campuses of Steward Health Care Network. This portfolio is 100% master leased on a triple-net basis by Steward Health Care System until 2024 and totals approximately 359,000 square feet. Steward Health Care System is the largest fully integrated community care organization in New England and is the third largest employer in Massachusetts.
- On August 14, 2012, we completed the acquisition of the Rush MOB located in Oak Park, Illinois for $54.0 million. The Rush MOB is an on-campus medical office building of approximately 139,000 square feet that is 100% master leased under a triple-net lease through 2019 to Rush University Medical Center. Rush University Medical Center (Moody's Investors Service rated A2) is a not-for-profit academic medical center comprising Rush University Medical Center, Rush University, Rush Oak Park Hospital and Rush Health. The building is connected with an enclosed walkway to Rush Oak Park Hospital, which is considered one of the dominant hospitals in the market.
- On December 26, 2012, we completed the acquisition of the Forest Park Pavilion located in Dallas, Texas for $26.8 million. The Forest Park Pavilion is approximately 69,000 square feet and is 100% leased. The building is on the campus of the Forest Park Medical Center.

Financial Strategy and Balance Sheet Flexibility

- As of December 31, 2012, we had a flexible balance sheet with total assets of $2.4 billion, cash and cash equivalents of $16.0 million, $503.0 million available on our unsecured revolving credit facility and a leverage ratio of total debt to total capitalization of 32.8%.
- During the year ended December 31, 2012, we entered into over $1.0 billion of new credit facilities which have been used to refinance our previous credit facility, pay off $120.7 million of fixed and variable rate mortgages, and to fund acquisitions and other initiatives, including the Tender Offer. The net impact from these transactions has been to lower our average borrowing rate and extend the maturities of our debt. The weighted average borrowing cost, inclusive of our interest rate swaps and cap, decreased to 4.06% per annum from 5.25% per annum as of December 31, 2011. Additionally, the weighted average remaining term of our debt portfolio increased from 4.1 years to 4.3 years.
- In March 2012, we entered into a $875.0 million unsecured credit agreement, consisting of a $575.0 million unsecured revolving credit facility and a $300.0 million unsecured term loan, which replaced our

previous $575.0 million credit agreement. The new facility can be increased by up to $175.0 million for an aggregate maximum principal amount of $1.1 billion, subject to certain conditions. Our new revolving credit agreement and term loan facility has a four-year term which expires in March 2016 and includes a one-year extension option, subject to certain conditions.

- In July 2012, we obtained a $155.0 million unsecured term loan.
- In July 2012, Standard & Poor's Rating Service re-affirmed our investment grade credit rating with a stable outlook.
- In July 2012, we repurchased 14.9 million of our Class A common shares as part of the Tender Offer. During the year we repurchased 18.2 million shares, which reduced our total outstanding shares as of December 31, 2012 to 214.7 million.

Corporate Strategies

Maximize Internal Growth through Proactive Asset Management, Leasing and Property Management Oversight

Our asset management strategy focuses on achieving internal growth through initiatives to lease vacant space and increase rental rates while maximizing operating efficiencies at our properties. Specific components of our overall strategy include:

- migrating our properties toward our in-house property management and leasing platform in geographic areas where we have significant portfolio concentrations and can achieve the necessary scale (approximately 70% of our total GLA was managed internally at December 31, 2012);
- leveraging and proactively partnering with recognized property management and leasing companies in markets where our in-house property management platform is not currently active;
- increasing our average rental rates, maintaining or increasing renewal rates and actively leasing our vacant space;
- improving the quality of service provided to our tenants by being attentive to their needs, managing expenses, and strategically investing capital;
- maintaining the high quality of our properties and building our reputation as a desirable recognized landlord;
- maintaining regional offices in markets where we have a significant presence, which enables us to create closer relationships with national and regional healthcare systems and other tenants and better respond to their needs; and
- using market knowledge and economies of scale to continually reduce our operating costs.

We believe that we are well positioned for future rental growth in our medical office buildings. We believe that we will be able to generate cash flow growth through the leasing of vacant space in our medical office buildings as well as rent increases, particularly due to the limited supply of medical office space, the recovering economy and the general reluctance of medical office building tenants to move or relocate because of the desire to remain close to nationally or regionally affiliated healthcare systems. As of December 31, 2012, our buildings occupancy rate was approximately 91.1%, including month-to-month leases and leases that we have executed, but which have not yet commenced.

Achieve Growth through Targeted Acquisitions

We plan to continue to focus primarily on mid-sized acquisitions, in the $25 million to $75 million range, of high-quality medical office buildings in our target markets as discussed above. We also have completed larger acquisitions from time to time and expect to continue to do so when attractive opportunities emerge. In particular, we seek to acquire properties that have the following attributes:

- with stabilized occupancy that are located on-campus or aligned with nationally recognized healthcare systems in major U.S. metropolitan areas. We believe on-campus locations tend to provide for better tenant retention rates and rental rate growth as compared to unaffiliated facilities;
- that are affiliated with the country's top healthcare systems, which typically attract high quality physicians. We will seek healthcare systems with dominant market share, high credit quality and those investing capital into their campuses;
- that are located in high-growth primary and secondary markets with attractive demographics and favorable regulatory environments in business-friendly states or those with high barriers to entry, especially those in which we can achieve operational and leasing efficiency; and
- that create an equal mix of credit-rated tenants with long-term, triple-net leases with fixed, scheduled rental growth and multi-tenant buildings with greater market-driven growth opportunities.

Leverage and Expand Our Strategic Relationships to Generate New Opportunities

In order to access acquisition opportunities for our future growth, we plan to continue to emphasize building long-term relationships, cultivated by our senior management team, with key industry participants, which have traditionally provided us with valuable sources of potential investment opportunities. We have significant relationships with large and nationally recognized healthcare systems such as Ascension Health, Allina Health, Banner Health, Catholic Health East, Forest Park Medical Center, Greenville Hospital System, Highmark, Hospital Corporation of America, Indiana University Health and Steward Health Care System. We also have significant relationships with local and regional developers which we believe stems from the fact that we are not in the development business and, thus, the developers consider us safe and non-conflicted partners with whom they can do business. Through these relationships, we believe that we have developed a reputation of reliability, trustworthiness and that produces high tenant satisfaction. In this regard, approximately 68.8% of our acquisitions since January 1, 2009, based on purchase price, were sourced directly from hospitals and developers. We intend to continue building upon our existing relationships with healthcare systems to establish long-term lease arrangements, and to develop other strategic alignments with new healthcare systems.

Actively Maintain Strong, Flexible Capital Structure and Balance Sheet

We seek to actively manage our balance sheet to maintain conservative leverage and financing flexibility with carefully staged debt maturities, thereby positioning ourselves to take advantage of strategic investment opportunities. We believe our borrowing capacity under our unsecured revolving credit facility, as well as our access to other sources of debt and equity capital, while remaining within our targeted leverage range, should allow us to capitalize on favorable acquisition opportunities that arise. While we believe our unsecured revolving credit facility will enable us to take advantage of acquisition opportunities on a short-term basis, we intend to take advantage of multiple sources of capital that we can use to effectively manage our long-term leverage strategy, repay our debt maturities, or finance future acquisition opportunities. These other sources of capital include public debt and equity, unsecured bank loans and secured property-level debt. Over the long-term, we intend to continue migrating to a predominately unsecured capital structure. We also will seek to maintain our investment grade credit ratings, which we first received in July 2011 and which was most recently re-affirmed in July 2012. We believe this is important to preserving our access to these capital sources on favorable terms. In addition, we may also pursue dispositions of properties that we believe no longer align with our strategic objectives in order to redeploy capital.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgment in the application of accounting principles, including making estimates and assumptions. We base our estimates on experience and various other assumptions we believe are reasonable under the circumstances. These estimates effect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. However, if our judgment or interpretation of the facts and circumstances relating to the various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in different presentation of our financial statements. We periodically reevaluate our estimates and assumptions, and in the event they prove to be different from actual results, we make adjustments in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. Below is a discussion of accounting policies that we consider critical as they may require more complex judgment in their application or require estimates about matters that are inherently uncertain. For more information regarding all our significant accounting policies, see Note 2 to the accompanying consolidated financial statements.

Basis of Presentation

Our accompanying consolidated financial statements include our accounts and those of our operating partnership, the wholly-owned subsidiaries of our operating partnership and any consolidated variable interest entities, or VIEs, as defined in the Financial Accounting Standards Board, Accounting Standard Codification, or ASC, 810, *Consolidation*. All inter-company balances and transactions have been eliminated in the consolidated financial statements. We operate in an umbrella partnership REIT, or UPREIT, structure in which subsidiaries of our operating partnership own all of the properties acquired on our behalf. Because we are the sole general partner of our operating partnership and have sole control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

In accordance with ASC 840, *Leases*, minimum annual rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements will be credited or charged, as applicable, to deferred rent receivables. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC 605-45, *Revenue—Principal Agent Considerations*. This guidance requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have credit risk. We recognize lease termination fees when there is a signed termination letter agreement, all of the conditions of the agreement have been met, and the tenant is no longer occupying the property. Rental income is reported net of amortization recorded on lease inducements.

Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible tenant receivables and deferred rent receivables. An allowance is maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their leases. We maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Such allowance is charged to bad debt expense which is included in general and administrative expense on our accompanying consolidated statement of operations. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant's financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors.

Real Estate Investments

Operating properties are carried at the lower of historical cost less accumulated depreciation or fair value less costs to sell. The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties are capitalized and the cost of maintenance and repairs is charged to expense as incurred. The cost of buildings is depreciated on a straight-line basis over the estimated useful lives of the buildings up to 39 years and for tenant improvements, the shorter of the lease term or useful life, ranging from one month to 240 months, respectively. Furniture, fixtures and equipment is depreciated over five years. When depreciable property is retired, replaced or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Recoverability of Real Estate and Real Estate Related Assets

We assess the impairment of a real estate asset when events or changes in circumstances indicate its carrying amount may not be recoverable. Indicators we consider important and that we believe could trigger an impairment review include the following:

- significant negative industry or economic trends;
- significant operating margin underperformance relative to historical or projected future operating results;
- significant decrease in operating margin compared to one or more prior periods;
- significant decrease in occupancy;
- significant overall vacancy of GLA;
- significant likelihood of default for tenants that occupy a substantial portion of an asset;
- significant projected tenant rollover in the next 12 months; and
- a significant change in the manner in which the asset is used.

In the event that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that would be expected to result from the use and eventual disposition of the property, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the asset group related to the property. The fair value of the property is based on discounted cash flow analyses, which involve management's best estimate of market participants' holding periods, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods, and capital requirements. The estimation of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. It will require us to make assumptions related to future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels, and the estimated proceeds generated from the future sale of the property.

Also, we evaluate the carrying values of real estate notes receivable on an individual basis. Management periodically evaluates the realizability of future cash flows from real estate notes receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that the carrying amount of the real estate notes receivable may not be recoverable. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the real estate notes receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the real estate notes receivable.

Real Estate Held-for-Sale

We evaluate the held-for-sale classification of our owned real estate each quarter. Assets that are classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell. The fair value is based on discounted cash flow analyses, which involve management's best estimate of market participants' holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods, and capital requirements. Assets are generally classified as held-for-sale once management commits to a plan to sell the properties and has determined that the sale of the asset is probable and transfer of the asset is expected to occur within one year. The results of operations of these real estate properties are reflected as discontinued operations in all periods reported, and the properties are presented separately on our balance sheet at the lower of their carrying value or their fair value less costs to sell.

Purchase Price Allocation

In accordance with ASC 805, *Business Combinations*, we, with the assistance of independent valuation specialists, allocate the purchase price of completed acquisitions to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon our determination of the value of the property as if it were to be replaced and vacant using discounted cash flow models similar to those used by market participants. Factors considered by us include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable completed acquisition property is allocated to above or below market leases, above or below market leasehold interests, in place leases, tenant relationships, above or below market debt assumed and any contingent consideration.

The value allocable to above or below market leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be received pursuant to the lease over its remaining term, and (2) our estimate of the amounts that would be received using fair market rates over the remaining term of the lease including any bargain renewal periods. The amounts allocated to above market leases are included in identified intangible assets, net in our accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to below market leases are included in identified intangible liabilities, net in our accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term plus any below market renewal options of the acquired leases with each property.

The value allocable to above or below market leasehold interests is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be paid pursuant to the lease over its remaining term, and (2) our estimate of the amounts that would be paid using fair market rates over the remaining term of the lease including any bargain renewal periods. The amounts allocated to above market leasehold interests are included in identified intangible liabilities, net in our accompanying consolidated balance sheets and amortized to rental expense over the remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to below market leasehold interests are included in identified intangible assets, net in our accompanying consolidated balance sheets and amortized to rental expense over the remaining non-cancelable lease term plus any below market renewal options of the acquired leases with each property.

The total amount of other intangible assets acquired is further allocated to in place leases and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics considered by us in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. The amounts allocated to in place leases are included in identified intangible assets, net in our accompanying consolidated balance sheets and will be amortized over the average remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to tenant relationships are included in identified intangible assets, net in our accompanying consolidated balance sheets and are amortized over the average remaining non-cancelable lease term of the acquired leases plus a market lease term.

The value allocable to above or below market debt is determined based upon the present value of the difference between the cash flow stream of the assumed mortgage and the cash flow stream of a market rate mortgage. The amounts allocated to above or below market debt are included in debt, net on our accompanying consolidated balance sheets and are amortized to interest expense over the remaining term of the assumed debt.

These allocations are subject to change based on information received within one year of the purchase related to one or more events identified at the time of purchase which confirm the value of an asset or liability received in an acquisition of property.

In accordance with the provisions of ASC 805, we expense acquisition-related costs for acquisitions.

Share-Based Compensation

Compensation expense for share-based awards is recognized in accordance with ASC 718, *Compensation - Stock Compensation.* We calculate the fair value of share-based awards on the date of grant. Restricted common stock and restricted common stock units are valued based on the closing price of our Class A shares on the NYSE. The LTIP Series C units, which are recorded in noncontrolling interest within equity are valued using a Monte Carlo simulation which takes into account volatility, dividend yield, expected term, risk-free rate and stock price. We amortize the share-based compensation expense over the period that the awards are expected to vest.

Factors Which May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I, Item 1A. Risk Factors, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of properties.

Rental Income

The amount of rental income generated by our operating properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that will become available from unscheduled lease terminations at the existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods.

Acquisitions

During the year ended December 31, 2012, we completed five new portfolio acquisitions and expanded one of our existing portfolios through the purchase of an additional medical office building. The aggregate purchase price of these acquisitions was $294.9 million.

Results of Operations

Comparison of the Years Ended December 31, 2012, 2011 and 2010

Except where otherwise noted, the change in our results of operations is primarily due to the increase in the number of geographically diverse properties that we owned and operated. As of December 31, 2012, we owned and operated 247 medical office buildings and 19 other facilities that serve the healthcare industry, comprised of approximately 12.6 million square feet of GLA. As of December 31, 2011, we owned and operated 230 medical office buildings and 19 other facilities that serve the healthcare industry, comprised of approximately 11.2 million square feet of GLA. As of December 31, 2010, we owned and operated 224 medical office buildings and 19 other facilities that serve the healthcare industry, comprised of approximately 10.9 million square feet of GLA.

Rental Income

For the years ended December 31, 2012, 2011 and 2010, rental income attributable to our properties was $295.3 million, $269.6 million, and $195.5 million, respectively. For the year ended December 31, 2012, rental income was comprised of contractual rental income of $284.7 million, straight-line rent of $9.7 million and other operating revenue of $0.9 million. For the year ended December 31, 2011, rental income was comprised of contractual rental income of $255.4 million, straight-line rent of $12.3 million and other operating revenue of $1.9 million. For the year ended December 31, 2010, rental income was comprised of contractual rental income of $186.9 million, straight-line rent of $8.2 million and other operating revenue of $0.4 million. The increase in contractual rental income and straight-line rent from year to year is due to the increase in the number of properties in our portfolio, as discussed above. Other operating revenue for 2011 includes $1.4 million of termination fee revenue.

The aggregate occupancy rate for our operating properties including leases executed, but which have not yet commenced was approximately 91% as of December 31, 2012, 2011 and 2010.

Rental Expenses

For the years ended December 31, 2012, 2011 and 2010, rental expenses attributable to our properties were $95.3 million, $88.8 million and $65.7 million, respectively. The increase in rental expenses from year to year is due to the increase in the number of properties in our portfolio, as discussed above.

General and Administrative Expenses

For the years ended December 31, 2012, 2011 and 2010, general and administrative expenses were $21.7 million, $20.9 million and $16.0 million, respectively. General and administrative expenses include such costs as salaries, corporate office overhead, professional and legal fees, among others. The increase in general and administrative expenses from year to year is mainly due to the transition of property management and leasing to our in-house asset management platform and other public company infrastructure costs.

Acquisition-Related Expenses

For the years ended December 31, 2012, 2011 and 2010, acquisition-related expenses were $8.8 million, $2.1 million and $11.3 million, respectively. The increase in the expense for the year ended December 31, 2012, as compared to 2011, was primarily due to increased acquisition activity in 2012 as compared to 2011 and certain acquisition related payments in 2012. The decrease in the expense for the year ended December 31, 2011, as compared to 2010, was primarily due to the decreased acquisition activity in 2011 as compared to 2010. During the years ended December 31, 2012, 2011 and 2010, we completed acquisitions in the amount $294.9 million, $68.3 million and $802.1 million, respectively.

Depreciation and Amortization

For the years ended December 31, 2012, 2011 and 2010, depreciation and amortization expense was $116.4 million, $107.5 million and $78.6 million, respectively. The increase in depreciation and amortization from year to year was due to the increase in our portfolio over the respective years as a result of the acquisitions, as discussed above.

Listing Expenses

For the year ended December 31, 2012, expenses associated with the Listing was $22.6 million and primarily included professional fees, other previously deferred offering costs and share-based compensation expense associated with the acceleration of certain previously unvested restricted shares as a result of the Listing and the LTIP awards that were awarded in connection with the Listing. We had no listing expenses prior to 2012.

Non-Traded REIT Expenses

For the years ended December 31, 2012, 2011 and 2010, non-traded REIT expenses were $4.3 million, $7.8 million and $2.7 million, respectively. For the years ended December 31, 2012, 2011 and 2010, these expenses included $2.0 million, $3.2 million and $0.9 million of stockholder services costs, respectively. Stockholder services costs relate to daily, monthly and quarterly services provided to our stockholders, including the printing and mailing of stockholder statements, the maintenance of an online investor portal, and other significant mailings and promotional investor materials traditionally borne by an advisor, which we do not have.

The amount of stockholder services costs decreased in 2012 from 2011, as a result of the decrease in the number of stockholders we were providing these services for. As our individual stockholders transfer their shares of HTA stock to brokers as a result of the Listing, we no longer incur these costs. The amount of stockholder services costs increased in 2011 from 2010, as a result of the increase in the number of stockholders from our follow-on common stock offering.

Additionally, the expenses included $2.3 million, $4.6 million and $1.8 million of share-based compensation expense attributable to our executives and Board of Directors and the expense associated with cash shares for the years ended December 31, 2012, 2011 and 2010, respectively. These awards were applicable to past services relative to our non-traded REIT status. The amount of expense decreased in 2012 from 2011, as all the unvested shares were accelerated pursuant to the Listing and those costs were recorded in Listing expense. The amount of expense increased in 2011 from 2010, as a result of additional equity awards.

Redemption, Termination, and Release Payment to Former Advisor

For the year ended December 31, 2010, redemption, termination, and release payment to our former advisor was $7.3 million, which pertained to an agreement entered into with our former advisor that served to purchase the limited partner interest held by our former advisor, including all associated rights, as well as resolve all remaining issues between the parties. We incurred no such amounts after 2010.

Interest Expense and Net Change in Fair Value of Derivative Financial Instruments

Interest expense and the net change in the fair value of derivative financial instruments for the years ended December 31, 2012, 2011 and 2010 consisted of the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest expense related to our debt	$ 34,470	$ 34,048	$ 23,892
Amortization of deferred financing costs and debt discount/premium	3,727	3,177	2,589
Unused credit facility fees	2,185	2,388	244
Total	40,382	39,613	26,725
Interest expense related to our derivative financial instruments	4,944	1,423	8,770
Net change in fair value of our derivative financial instruments	7,667	856	(5,954)
Total	12,611	2,279	2,816
Total interest expense and net change in fair value of derivative financial instruments	$ 52,993	$ 41,892	$ 29,541

The increase in the interest expense related to our debt and derivatives for the year ended December 31, 2012, as compared to 2011, is mainly due to the $398.2 million increase in our net debt during 2012, as discussed further below. In addition, we incurred a net loss on the change in the fair value of our derivative financial instruments of $7.7 million during 2012, as compared to $0.9 million during 2011. During 2012, we entered into $455.0 million of interest rate swaps, as discussed further below.

The increase in the interest expense on our debt and derivatives for the year ended December 31, 2011, as compared to 2010, is mainly due to the increase in the average debt outstanding during 2011. In addition, there were higher unused credit facility fees during 2011, as a result of the increase in the maximum principal amount of the unsecured revolving credit facility during the year. Finally, we incurred a net loss on the change in the fair value of our derivative financial instruments of $0.9 million during 2011, as compared to a net gain of $6.0 million during 2010. During 2010, $247.0 million of our interest rate swaps matured.

During the year ended December 31, 2012, we entered into over $1.0 billion of new credit facilities which have been used to refinance our previous credit facility, pay off $120.7 million of fixed and variable rate mortgages, and to fund acquisitions and other initiatives, including the Tender Offer. The net impact from these transactions has been to lower our average borrowing rate and extend maturities. Our weighted average borrowing cost, inclusive of our interest rate swaps and cap, decreased to 4.06% per annum from 5.25% per annum as of December 31, 2011. Additionally, the weighted average remaining term of our debt portfolio increased from 4.1 years to 4.3 years.

We use interest rate swaps in order to minimize the impact of fluctuations in interest rates. To achieve our objectives, we borrow at fixed rates and variable rates. We also enter into derivative financial instruments such as interest rate swaps in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements.

Debt Extinguishment Costs

For the year ended December 31, 2012, we incurred $1.9 million of debt extinguishment costs associated with the mortgages we paid off during the year as discussed above. There were no comparable costs in 2011 and 2010.

Funds from Operations and Normalized Funds from Operations

We define funds from operations, or FFO, a non-GAAP measure, as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and impairment write downs of depreciable assets, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income or loss.

We compute FFO in accordance with the current standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. The NAREIT reporting guidance directs companies, for the computation of NAREIT FFO, to exclude impairments of depreciable real estate and impairments to investments in affiliates when write-downs are driven by measurable decreases in the fair value of depreciable real estate held by the affiliate. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income or loss (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay distributions. FFO should be reviewed in connection with other GAAP measurements.

Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-operating items included in FFO, as defined. Therefore, we use normalized funds from operations, or Normalized FFO, which excludes from FFO acquisition-related expenses, listing expenses, transitional expenses from a non-traded to a listed entity or to self-management, net change in fair value of derivative financial instruments, debt extinguishment costs, and other normalizing items. Other normalizing items include legal settlements, lease termination fees, notes receivable discount adjustment and the write-off of deferred financing costs. However, our use of the term Normalized FFO may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. Normalized FFO should not be considered as an alternative to net income or loss (computed in accordance with GAAP) or to cash flows from operating activities (computed in accordance with GAAP) and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions. Normalized FFO should be reviewed in connection with other GAAP measurements.

The following is the reconciliation of FFO and Normalized FFO to net income or loss for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share data):

	Year Ended December 31,		
	2012	2011	2010
Net (loss) income	$ (24,368)	$ 5,593	$ (7,919)
Depreciation and amortization expense	116,418	107,542	78,561
FFO	$ 92,050	$ 113,135	$ 70,642
FFO per share - basic	$ 0.41	$ 0.51	$ 0.43
FFO per share - diluted	$ 0.41	$ 0.50	$ 0.43
Acquisition-related expenses	8,843	2,130	11,317
Listing expenses	22,573	—	—
Transitional expenses	2,197	—	8,400
Net change in fair value of derivative financial instruments	7,667	856	(5,954)
Debt extinguishment costs	1,886	—	—
Other normalizing items	86	287	(14)
Normalized FFO	$ 135,302	$ 116,408	$ 84,391
Normalized FFO per share - basic	$ 0.61	$ 0.52	$ 0.51
Normalized FFO per share - diluted	$ 0.61	$ 0.52	$ 0.51
Weighted average number of shares outstanding - basic	222,713	223,900	165,953
Weighted average number of shares outstanding - diluted	222,869	224,392	165,953

Net Operating Income

Net operating income is a non-GAAP financial measure that is defined as net income or loss, computed in accordance with GAAP, generated from our total portfolio of properties before general and administrative expenses, acquisition-related expenses, depreciation and amortization expense, listing expenses, non-traded REIT expenses, interest expense and net change in fair value of derivative financial instruments, debt extinguishment costs and other income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To following is the reconciliation of net operating income to net income or loss for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net (loss) income	$ (24,368)	$ 5,593	$ (7,919)
General and administrative expenses	21,741	20,879	16,008
Acquisition-related expenses	8,843	2,130	11,317
Depreciation and amortization expense	116,418	107,542	78,561
Listing expenses	22,573	—	—
Non-traded REIT expenses	4,340	7,816	2,745
Redemption, termination and release payment to former advisor	—	—	7,285
Interest expense and net change in fair value of derivative financial instruments	52,993	41,892	29,541
Debt extinguishment costs	1,886	—	—
Other income	(89)	(174)	(119)
Net operating income	$ 204,337	$ 185,678	$ 137,419

Liquidity and Capital Resources

We are dependent upon our operating cash flows and the net proceeds from debt to conduct our activities. We stopped offering shares in our last follow-on offering as of February 28, 2011 and terminated our DRIP during the second quarter of 2012. Our ability to raise funds is dependent on general economic conditions, general market conditions for REITs, and our operating performance. Our total capacity to purchase real estate and other related assets is a function of our current cash position, our borrowing capacity on our unsecured revolving credit facility and from any future indebtedness that we may incur, and any possible future equity offerings. As of December 31, 2012, we had $503.0 million available on our unsecured revolving credit facility. On January 7, 2013, we commenced an at-the-market offering of our Class A common stock with an aggregate sales price of up to $250.0 million.

Our principal demands for funds continues to be for acquisitions of medical office buildings and other facilities that serve the healthcare industry, to pay operating expenses and principal and interest on our outstanding debt, and to make distributions to our stockholders.

Generally, cash needs for items other than acquisitions of medical office buildings and other facilities that serve the healthcare industry continue to be met from operations and borrowings. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, including our requirements to meet our debt maturities coming due during the year ending December 31, 2013, and we do not anticipate a need to, though we may, raise funds from other than these sources within the next 12 months.

When we acquire a property, we prepare a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a credit facility or other loan established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the proceeds from sales of other investments, operating cash generated by other investments, or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

Other Liquidity Needs

In the event that there is a shortfall in net cash available due to various factors, including, without limitation, the timing of distributions or the timing of the collections of receivables, we may seek to obtain capital to pay distributions by means of secured or unsecured debt financing through one or more third parties or through offering proceeds. We may also pay distributions from cash from capital transactions, including, without limitation, the sale of one or more of our properties.

As of December 31, 2012, we estimate that our expenditures for capital improvements for the coming 12 months will range from approximately $16.0 million to $20.0 million depending on leasing activity. As of December 31, 2012, we had $9.2 million of restricted cash in loan impounds and reserve accounts for such capital expenditures. We cannot provide assurance, however, that we will not exceed these estimated expenditure levels or be able to obtain additional sources of financing on commercially favorable terms or at all. As of December 31, 2012, we had $156.9 million of debt maturing the next 12 months. We will use cash flows from operations, cash on hand, our unsecured revolving credit facility, and any possible future debt or equity offerings to fund these debt maturities. As of December 31, 2012, we had cash and cash equivalents of $16.0 million and $503.0 million available on our unsecured revolving credit facility. Additionally, as of December 31, 2012, we had unencumbered properties with a gross book value of approximately $1.7 billion that may be used as collateral to secure additional financings in future periods or as additional collateral to facilitate the refinancing of current debt as it becomes due.

If we experience lower occupancy levels, reduced rental rates, reduced revenues as a result of asset sales, or increased capital expenditures and leasing costs compared to historical levels due to competitive market conditions for new and renewal leases, the effect would be a reduction of net cash provided by operating activities. If such a reduction of net cash provided by operating activities is realized, we may have a cash flow deficit in subsequent periods. Our estimate of net cash available is based on various assumptions which are difficult to predict, including the levels of leasing activity and related leasing costs. Any changes in these assumptions could impact our financial results and our ability to fund working capital and unanticipated cash needs.

Cash Flows

The following is a summary of our cash flows for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,		
	2012	2011	Change
Cash and cash equivalents - beginning of period	$ 69,491	$ 29,270	$ 40,221
Net cash provided by operating activities	116,785	111,807	4,978
Net cash used in investing activities	(283,545)	(65,958)	(217,587)
Net cash provided by (used in) financing activities	113,225	(5,628)	118,853
Cash and cash equivalents - end of period	$ 15,956	$ 69,491	$ (53,535)

Net cash provided by operating activities increased in 2012 primarily due to the operating income from our 2011 acquisitions being fully reflected in our operations for 2012 and from our 2012 acquisitions, partially offset by costs associated with the Listing and acquisition-related expenses. We anticipate cash flows from operating activities to increase with contractual rent increases and continued leasing activity in our existing portfolio and as we continue to acquire more properties.

For the year ended December 31, 2012, net cash used in investing activities primarily related to the acquisition of real estate operating properties in the amount of $257.4 million and capital expenditures of $22.9 million. For the year ended December 31, 2011, net cash used in investing activities primarily related to the acquisition of real estate operating properties in the amount of $61.4 million and capital expenditures of $16.0 million, partially offset by proceeds of $14.5 million from the release of restricted cash. We anticipate cash flows used in investing activities to increase as we purchase more properties.

For the year ended December 31, 2012, net cash provided by financing activities primarily related to borrowings on our unsecured term loans of $455.0 million and net borrowings on our unsecured revolving credit facility of $72.0 million, partially offset by the repurchase of common stock including the Tender Offer of $182.6 million, distributions to our stockholders of $93.3 million, and $128.6 million of principal repayments on our fixed and variable rate mortgages. For the year ended December 31, 2011, net cash used in financing activities primarily related to $192.1 million of principal repayments on our fixed and variable rate mortgages, distributions to our stockholders of $84.8 million, repurchase of common stock of $37.7 million and the payment of offering costs of $21.1 million, partially offset by proceeds from the issuance of common stock of $214.6 million and borrowings on our secured term loan of $125.5 million.

Distributions

The amount of distributions we pay to our stockholders is determined by our Board of Directors, at its sole discretion, and is dependent on a number of factors, including funds available for the payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code, as well as any liquidity alternative we may pursue. We have paid distributions monthly or quarterly since February 2007 and if our investments produce sufficient cash flow, we expect to continue to pay distributions to our stockholders. Because our cash available for distribution in any year may be less than 90.0% of our taxable income for the year, we may obtain the necessary funds by borrowing, issuing new securities or selling assets to pay out enough of our taxable income to satisfy the distribution requirement. Our organizational documents do not establish a limit on distributions that may constitute a return of capital for federal income tax purposes.

On May 16, 2012, our Board of Directors determined that it was in the best interest of our stockholders to modify the payment of the monthly distributions to an annualized rate of $0.575 per share beginning June 1, 2012. After the payment of the June 2012 monthly distribution, we declared the remaining 2012 distributions on a quarterly basis. It is our intent to continue to pay distributions. However, our Board of Directors may reduce our distribution rate and we cannot guarantee the timing and amount of distributions paid in the future, if any.

For the year ended December 31, 2012, we paid cash distributions of $93.3 million. On January 4, 2013, we paid cash distributions of $30.9 million to our Class A and B common stockholders for the quarter ending December 31, 2012. On January 18, 2013, our Board of Directors authorized a quarterly cash distribution to be paid on April 4, 2013 to stockholders of record on March 29, 2013. This distribution of $0.14375 per share represents an annualized rate of $0.575 per share and will be paid on all of our Class A and B common stock.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will approximate between 35% and 45% of all of our properties' and mortgage loans receivables' combined values, as determined at the end of each calendar year. For these purposes, the value of each asset will be equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2012, our leverage ratio of total debt to total capitalization was 32.8%.

$875.0 Million Unsecured Credit Agreement

On March 29, 2012, we entered into a $875.0 million unsecured credit agreement to obtain a $575.0 million unsecured revolving credit facility and a $300.0 million unsecured term loan. The $875.0 million unsecured credit agreement matures in March 2016 and includes a one-year extension option, subject to certain conditions. The $875.0 million unsecured credit agreement replaced the former $575.0 million unsecured credit agreement that would have matured in May 2014.

The actual amount of credit available under the $875.0 million unsecured credit agreement is a function of certain loan-to-value and debt service coverage ratios. The maximum principal amount may be increased, subject to such additional financing being offered and provided by existing lenders or new lenders.

Borrowings under the $575.0 million unsecured revolving credit facility accrue interest at a rate per annum equal to adjusted LIBOR plus a margin ranging from 1.10% to 1.75% based on our operating partnership's credit rating. Our operating partnership also pays a facility fee ranging from 0.20% to 0.50% on the aggregate commitments under the $575.0 million unsecured revolving credit facility. As of December 31, 2012, the margin associated with borrowings was 1.55% and the facility fee was 0.35%. As of December 31, 2012, $72.0 million was outstanding and the interest rate was 2.14% per annum.

Borrowings under the $300.0 million unsecured term loan accrue interest at a rate per annum equal to adjusted LIBOR plus a margin ranging from 1.30% to 2.25% based on our operating partnership's credit rating. The margin associated with borrowings as of December 31, 2012 was 1.85%.

On March 29, 2012, we entered into a $200.0 million interest rate swap that matures on March 29, 2017, and on May 21, 2012, we entered into a $100.0 million interest rate swap that matures on June 15, 2016. These swaps fix the interest rate on our $300.0 million unsecured term loan at 2.95% per annum.

$155.0 Million Unsecured Term Loan

On July 20, 2012, we entered into a $155.0 million unsecured term loan that matures in July 2019. The per annum interest rate is equal to LIBOR plus a margin ranging from 1.55% to 2.40% based on our operating partnership's credit rating. The margin associated with the borrowings as of December 31, 2012 was 2.00% per annum.

On June 4, 2012, we entered into a $50.0 million interest rate swap that matures on July 17, 2019, and on November 1, 2012, we entered into a $105.0 million interest rate swap that matures on July 17, 2019. These swaps fix the interest rate on our $155.0 million unsecured term loan at 3.29% per annum.

Fixed and Variable Rate Mortgages

As of December 31, 2012, we had fixed rate mortgages with interest rates ranging from 4.90% to 12.75% per annum and a weighted average interest rate of 5.92% per annum.

Secured Real Estate Term Loan

On February 1, 2011, we entered into a $125.5 million secured real estate term loan, or the secured real estate term loan. The secured real estate term loan matures on December 31, 2013 and includes two 12-month extension options, subject to the satisfaction of certain conditions. The per annum interest rate is equal to one-month LIBOR plus 2.35%, which equated to 2.57% per annum as of December 31, 2012. The secured real estate term loan is secured by 25 buildings within 12 property portfolios in 13 states. Our operating partnership has guaranteed 25% of the principal balance (or $31.4 million) and 100% of the interest.

On November 3, 2010, we entered into a $75.0 million interest rate swap that matures on December 31, 2013. After giving effect to the impact of the interest rate swap, which fixes the rate at 3.42% per annum on $75.0 million of the secured real estate term loan, the weighted average interest rate is 3.08% per annum as of December 31, 2012.

Commitments and Contingencies

See Note 10, Commitments and Contingencies, to our accompanying consolidated financial statements, for a further discussion of our commitments and contingencies.

Debt Service Requirements

As of December 31, 2012, we had net debt outstanding of $1.0 billion, including a premium of $2.4 million. We are required by the terms of the applicable loan documents to meet certain financial covenants, such as minimum net worth and liquidity, and reporting requirements. As of December 31, 2012, we believe that we were in compliance with all such covenants and reporting requirements on our debt.

As of December 31, 2012, the weighted average interest rate on our outstanding debt inclusive of the impact of our interest rate swaps was 4.06% per annum.

Contractual Obligations

The table below presents our obligations and commitments to make future payments under our debt obligations and lease agreements as of December 31, 2012 (in thousands):

	Payment Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt	$ 156,906	$ 79,017	$ 576,659	$ 222,374	$ 1,034,956
Interest (1)	35,740	62,660	33,610	22,003	154,013
Ground lease and other operating lease obligations	3,751	7,345	6,786	270,001	287,883
Total	$ 196,397	$ 149,022	$ 617,055	$ 514,378	$ 1,476,852

(1) Interest on variable rate debt is calculated using the rates in effect at December 31, 2012 and excludes the impact of our interest rate swaps.

The table does not reflect available extension options that are subject to certain conditions. We have two one-year extensions available on $125.5 million of our debt that matures in 2013 and a one year extension on $372.0 million of our debt that matures in 2016.

Off-Balance Sheet Arrangements

As of and during the year ended December 31, 2012, we had no off-balance sheet transactions.

Inflation

We are exposed to inflation risk as income from future long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that protect us from the impact of inflation. These provisions include rent escalations, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot allowance. However, due to the long-term nature of the leases, among other factors, the leases may not re-set frequently enough to cover inflation.

Subsequent Events

See Note 21, Subsequent Events, to our accompanying consolidated financial statements, for a further discussion of our subsequent events.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed to is interest rate risk.

We are exposed to the effects of interest rate changes on our variable rate debt. Our interest rate risk is monitored using a variety of techniques. In order to mitigate our interest rate risk, we enter into derivative financial instruments such as interest rate swaps and caps. To the extent we enter into such derivative financial instruments, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess credit risk. It is our policy to enter into these transactions with what we believe are high-quality counterparties, including those with whom we have a lending relationship. We believe the likelihood of realized losses from counterparty non-performance is remote. We manage the market risk associated with interest rate swaps or caps by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We do not enter into derivative or interest rate transactions for speculative purposes.

We have, and may in the future enter into, derivative instruments for which we have not and may not elect hedge accounting treatment. Because we have not elected to apply hedge accounting treatment to these derivatives, the gains or losses resulting from their mark-to-market at the end of each reporting period are recognized as an increase or decrease in interest expense on our consolidated statements of operations.

The table below presents, as of December 31, 2012, the principal amounts of our fixed and variable debt and the weighted average interest rates excluding the impact of interest rate swaps by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes (in thousands, except interest rates):

	Expected Maturity Date						
	2013	2014	2015	2016	2017	Thereafter	Total
Fixed rate debt	$ 31,406	$ 6,392	$ 72,625	$ 104,696	$ 99,963	$ 67,374	$ 382,456
Weighted average interest rate on fixed rate debt (per annum)	5.75%	5.80%	5.41%	5.99%	5.91%	6.12%	5.92%
Variable rate debt	$ 125,500	$ —	$ —	$ 372,000	$ —	$ 155,000	$ 652,500
Weighted average interest rate on variable rate debt (per annum) (based on rates in effect as of December 31, 2012)	2.66%	—%	—%	4.88%	—%	4.72%	2.20%

Our total debt was $1.0 billion (excluding premium) as of December 31, 2012. We had fixed and variable rate debt with interest rates ranging from 2.06% to 12.75% per annum and a weighted average interest rate of 3.58% per annum as of December 31, 2012. We had $382.5 million (excluding premium) of fixed rate debt, or 37.0% of total debt, at a weighted average interest rate of 5.92% per annum and $652.5 million of variable rate debt, or 63.0% of total debt, at a weighted average interest rate of 2.20% per annum as of December 31, 2012.

As of December 31, 2012, the fair value of our fixed rate debt was $432.3 million and the fair value of our variable rate debt was $654.9 million based upon prevailing market rates as of December 31, 2012.

As of December 31, 2012, we had six interest rate swaps. The interest rate swaps effectively fix $530.0 million of variable rate debt. Including the impact of these interest rate swaps, the effective rate on our variable rate debt is 2.97% per annum.

In addition to changes in interest rates, the value of our future properties is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt if necessary.

Item 8. Financial Statements and Supplementary Data.

See the disclosure listed at Item 15. Exhibits, Financial Statement Schedules subsections (a)(1) and (a)(2).

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) *Evaluation of disclosure controls and procedures.* We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to us, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosures.

As of December 31, 2012, an evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

(b) *Management's report on internal control over financial reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on our evaluation under the Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Deloitte & Touche LLP has issued a report, which is included at the end of Part II, Item 9A. of this Annual Report on Form 10-K.

(c) *Changes in internal control over financial reporting.* There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Healthcare Trust of America, Inc.
Scottsdale, Arizona

We have audited the internal control over financial reporting of Healthcare Trust of America, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

Item 9B. Other Information.

On March 1, 2013, the Board of Directors of the company approved a new form of indemnification agreement for directors and executive officers of the company for indemnification agreements newly entered into by directors and executive officers after March 1, 2013. The new form of indemnification agreement is substantially the same as the existing indemnification agreements for directors and executive officers except that it removes provisions that are no longer applicable in light of the company's listing on the NYSE. A form of the agreement is attached as exhibit 10.49 and 10.50.

Additional Material Federal Income Tax Considerations

The following is a summary of certain additional material federal income tax considerations with respect to the ownership of our Class A common stock. This summary supplements and should be read together with "Material U.S. Federal Income Tax Considerations" in the prospectus dated December 21, 2012 and filed as part of our registration statement on Form S-3 (No. 333-185668).

FATCA Withholding

U.S. Stockholders. Pursuant to legislation known as the Foreign Account Tax Compliance Act, or FATCA, for taxable years beginning after December 31, 2013, a U.S. withholding tax will be imposed at a rate of 30% on dividends paid on our Class A common stock received by U.S. stockholders who own their Class A common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2016, on proceeds from the sale of our Class A common stock received by U.S. stockholders who own their Class A common stock through foreign accounts or foreign intermediaries. Accordingly, the status of the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. We will not pay any additional amounts in respect of any amounts withheld.

Non-U.S. Stockholders. Pursuant to FATCA, for taxable years beginning after December 31, 2013, a U.S. withholding tax will be imposed at a rate of 30% on dividends paid on our Class A common stock received by or through certain foreign financial institutions that fail to meet certain disclosure requirements related to U.S. persons that either have accounts with such institutions or own equity interests in such institutions. Similarly, dividends in respect of our Class A common stock held by a stockholder that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30% unless such entity either (i) certifies that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding its "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. In addition, in the cases described above, 30% withholding will also apply to gross proceeds from the disposition of our Class A common stock occurring after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld.

Recent Legislation

Pursuant to recently enacted legislation, as of January 1, 2013, (1) the maximum tax rate on "qualified dividend income" received by U.S. stockholders taxed at individual rates is 20%, (2) the maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates is 20%, and (3) the highest marginal individual income tax rate is 39.6%. Pursuant to such legislation, the backup withholding rate remains at 28%. Such legislation also makes permanent certain federal income tax provisions that had been scheduled to expire on December 31, 2012. We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our Class A common stock.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 is incorporated by reference to the material under the headings "Proposal 1: Election of Directors," "Executive Officers," "Corporate Governance," and "Section 16(a) Beneficial Ownership Reporting Compliance," in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2013.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference to the material under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation of Directors and Executive Officers" in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 is incorporated by reference to the material under the headings "Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference to the material under the heading "Certain Relationships and Related Party Transactions" in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2013.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference to the material under the heading "Relationship with Independent Registered Public Accounting Firm: Audit and Non-Audit Fees" in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC not later than April 30, 2013.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(a)(1) *Financial Statements:*

(a)(2) Financial Statement Schedules:

All other schedules have been omitted because they are inapplicable.

(a)(3) *Exhibits:*

The exhibits listed on the Exhibit Index (following the signature section of this report) are incorporated by reference into this Annual Report.

(b) *Exhibits:*

See Item 15(a)(1) above.

(c) *Financial Statement Schedule:*

See Item 15(a)(2) above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Healthcare Trust of America, Inc.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of Healthcare Trust of America, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Healthcare Trust of America, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

HEALTHCARE TRUST OF AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate investments, net	$ 1,992,607	$ 1,806,471
Real estate notes receivable, net	20,000	57,459
Cash and cash equivalents	15,956	69,491
Accounts and other receivables, net	13,317	12,658
Restricted cash and escrow deposits	17,623	16,718
Identified intangible assets, net	282,934	272,390
Other assets, net	71,653	56,442
Total assets	$ 2,414,090	$ 2,291,629
LIABILITIES AND EQUITY		
Liabilities:		
Debt, net	$ 1,037,359	$ 639,149
Accounts payable and accrued liabilities	63,443	47,801
Derivative financial instruments - interest rate swaps	9,370	1,792
Security deposits, prepaid rent and other liabilities	24,450	19,930
Identified intangible liabilities, net	11,309	11,832
Total liabilities	1,145,931	720,504
Commitments and contingencies		
Redeemable noncontrolling interest of limited partners	3,564	3,785
Equity:		
Preferred stock, $0.01 par value; 200,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 228,491,312 shares issued and outstanding as of December 31, 2011	—	2,284
Class A common stock, $0.01 par value; 700,000,000 shares authorized; 100,086,387 shares issued and outstanding as of December 31, 2012	1,001	—
Class B common stock, $0.01 par value; 300,000,000 shares authorized; 114,566,254 shares issued and outstanding as of December 31, 2012	1,146	—
Additional paid-in capital	1,885,836	2,032,305
Cumulative dividends in excess of earnings	(633,717)	(467,249)
Total stockholders' equity	1,254,266	1,567,340
Noncontrolling interest	10,329	—
Total equity	1,264,595	1,567,340
Total liabilities and equity	$ 2,414,090	$ 2,291,629

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHCARE TRUST OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental income	$ 295,340	$ 269,646	$ 195,496
Interest income from mortgage notes receivable and other income	4,304	4,792	7,585
Total revenues	299,644	274,438	203,081
Expenses:			
Rental	95,307	88,760	65,662
General and administrative	21,741	20,879	16,008
Acquisition-related	8,843	2,130	11,317
Depreciation and amortization	116,418	107,542	78,561
Listing	22,573	—	—
Non-traded REIT	4,340	7,816	2,745
Redemption, termination, and release payment to former advisor	—	—	7,285
Total expenses	269,222	227,127	181,578
Income before other income (expense)	30,422	47,311	21,503
Other income (expense):			
Interest expense (including amortization of deferred financing costs and debt premium/discount):			
Interest related to debt	(40,382)	(39,613)	(26,725)
Interest related to derivative financial instruments and net change in fair value of derivative financial instruments	(12,611)	(2,279)	(2,816)
Debt extinguishment costs	(1,886)	—	—
Other income	89	174	119
Net (loss) income	$ (24,368)	$ 5,593	$ (7,919)
Less: net (income) loss attributable to noncontrolling interests	(56)	(52)	16
Net (loss) income attributable to controlling interest	$ (24,424)	$ 5,541	$ (7,903)
Net (loss) income per share attributable to controlling interest - basic	$ (0.11)	$ 0.02	$ (0.05)
Net (loss) income per share attributable to controlling interest - diluted	$ (0.11)	$ 0.02	$ (0.05)
Weighted average number of shares outstanding			
Basic	222,713	223,900	165,953
Diluted	222,713	224,392	165,953

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHCARE TRUST OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Common Stock Issued								
	Common Stock	Class A	Class B	Par Value	Additional Paid-In Capital	Cumulative Dividends in Excess of Earnings	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance as of December 31, 2009	140,591	—	—	$ 1,405	$ 1,251,996	$ (182,084)	$ 1,071,317	$ —	$ 1,071,317
Issuance of common stock	61,191	—	—	615	594,062	—	594,677	—	594,677
Offering costs	—	—	—	—	(56,621)	—	(56,621)	—	(56,621)
Issuance of restricted common stock	357	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,313	—	1,313	—	1,313
Issuance of common stock under the DRIP	5,953	—	—	60	56,491	—	56,551	—	56,551
Repurchase and cancellation of common stock	(5,448)	—	—	(54)	(51,802)	—	(51,856)	—	(51,856)
Distributions ($0.73 per common share)	—	—	—	—	—	(120,507)	(120,507)	—	(120,507)
Adjustment to redeemable noncontrolling interests	—	—	—	—	(26)	301	275	—	275
Net loss attributable to controlling interest	—	—	—	—	—	(7,903)	(7,903)	—	(7,903)
Balance as of December 31, 2010	202,644	—	—	$ 2,026	$ 1,795,413	$ (310,193)	$ 1,487,246	$ —	$ 1,487,246
Issuance of common stock	21,682	—	—	216	214,425	—	214,641	—	214,641
Offering costs	—	—	—	—	(18,896)	—	(18,896)	—	(18,896)
Issuance of restricted common stock	62	—	—	1	(1)	—	—	—	—
Share-based compensation expense	—	—	—	—	3,221	—	3,221	—	3,221
Issuance of common stock under the DRIP	7,986	—	—	80	75,784	—	75,864	—	75,864
Repurchase and cancellation of common stock	(3,883)	—	—	(39)	(37,641)	—	(37,680)	—	(37,680)
Distributions ($0.73 per common share)	—	—	—	—	—	(162,597)	(162,597)	—	(162,597)
Net income attributable to controlling interest	—	—	—	—	—	5,541	5,541	—	5,541
Balance as of December 31, 2011	228,491	—	—	$ 2,284	$ 2,032,305	$ (467,249)	$ 1,567,340	$ —	$ 1,567,340
Issuance of restricted common stock	626	333	12	10	(10)	—	—	—	—
Share-based compensation expense	—	—	—	—	6,964	—	6,964	10,444	17,408
Issuance of common stock under the DRIP	3,362	—	—	34	31,882	—	31,916	—	31,916
Tender repurchase and cancellation of common stock	—	(14,851)	—	(149)	(152,730)	—	(152,879)	—	(152,879)
Repurchase and cancellation of common stock	(3,070)	(107)	(144)	(32)	(32,575)	—	(32,607)	—	(32,607)
Conversion	(229,409)	114,711	114,698	—	—	—	—	—	—
Distributions ($0.64 per common share)	—	—	—	—	—	(142,044)	(142,044)	(115)	(142,159)
Net loss attributable to controlling interest	—	—	—	—	—	(24,424)	(24,424)	—	(24,424)
Balance as of December 31, 2012	—	100,086	114,566	$ 2,147	$ 1,885,836	$ (633,717)	$ 1,254,266	$ 10,329	$ 1,264,595

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHCARE TRUST OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net (loss) income	$ (24,368)	$ 5,593	$ (7,919)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization (including deferred financing costs, above/below market leases, debt premium/discount, leasehold interests, deferred rent receivable, note receivable closing costs and discount, and lease inducements)	114,575	104,045	72,678
Share-based compensation expense	17,408	3,221	1,313
Bad debt expense	1,064	1,447	1,022
Change in fair value of derivative financial instruments	7,667	856	(6,095)
Changes in operating assets and liabilities:			
Accounts and other receivables	(1,323)	2,424	(7,102)
Other assets	(3,442)	(5,388)	(3,207)
Accounts payable and accrued liabilities	2,684	295	7,815
Accounts payable due to affiliates, net	—	—	(4,776)
Security deposits, prepaid rent and other liabilities	2,520	(686)	4,774
Net cash provided by operating activities	116,785	111,807	58,503
Cash Flows From Investing Activities			
Acquisition of real estate operating properties	(257,386)	(61,385)	(597,097)
Capital expenditures	(22,909)	(16,034)	(14,888)
Restricted cash, escrow deposits and notes receivable	(4,830)	(4,502)	(12,614)
Release of restricted cash	580	14,463	—
Real estate deposits	—	—	(2,250)
Real estate deposits paid	(3,810)	(4,500)	—
Real estate deposits used	4,810	6,000	—
Net cash used in investing activities	(283,545)	(65,958)	(626,849)
Cash Flows From Financing Activities			
Borrowings on secured real estate term loan and mortgage loans	—	125,500	79,125
Borrowings on unsecured revolving credit facility	360,000	—	7,000
Payments on unsecured revolving credit facility	(288,000)	(7,000)	—
Borrowings on unsecured term loans	455,000	—	—
Payments on fixed and variable rate mortgages	(128,601)	(192,083)	(123,117)
Deferred financing costs	(6,436)	(3,401)	(7,507)
Derivative financial instrument termination payments	—	—	(793)
Purchase of noncontrolling interest	—	—	(4,097)
Security deposits	765	596	2,144
Proceeds from issuance of common stock	—	214,641	594,677
Repurchase and cancellation of common stock, including the Tender Offer	(182,602)	(37,680)	(51,856)
Payment of offering costs	(2,884)	(21,137)	(56,621)
Distributions	(93,273)	(84,800)	(60,176)
Payment on earnout liability	(328)	—	—
Distributions to noncontrolling interest of limited partners	(416)	(264)	(164)
Net cash provided by (used in) financing activities	113,225	(5,628)	378,615
Net change in cash and cash equivalents	(53,535)	40,221	(189,731)
Cash and cash equivalents - beginning of period	69,491	29,270	219,001
Cash and cash equivalents - end of period	$ 15,956	$ 69,491	$ 29,270

The accompanying notes are an integral part of these consolidated financial statements.

The use of the words "we," "us" or "our" refers to Healthcare Trust of America, Inc. and its subsidiaries, including Healthcare Trust of America Holdings, LP, except where the context otherwise requires.

1. Organization and Description of Business

Healthcare Trust of America, Inc., a Maryland corporation, was incorporated on April 20, 2006. We were initially capitalized on April 28, 2006 and consider that to be our date of inception.

We are a fully integrated, self-administered and internally managed real estate investment trust, or REIT, primarily focused on acquiring, owning and operating high-quality medical office buildings that are predominantly located on or aligned with campuses of nationally or regionally recognized healthcare systems. We are one of the largest public REITs focused on medical office buildings in the United States based on gross leasable area, or GLA, and have strong industry relationships, a stable and diversified tenant mix and an extensive and active acquisition network. Our primary objective is to maximize stockholder value with disciplined growth through strategic investments and to provide an attractive risk-adjusted return for our stockholders by consistently increasing our cash flow. In pursuing this objective, we (i) target mid-sized acquisitions of high-quality medical office buildings in markets with dominant healthcare systems, attractive demographics and that complement our existing portfolio, (ii) actively manage our balance sheet to maintain flexibility with conservative leverage, and (iii) seek internal growth through proactive asset management, leasing and property management oversight. We have qualified to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. We conduct substantially all of our operations through Healthcare Trust of America Holdings, LP, or our operating partnership.

We invest primarily in high-quality medical office buildings in our target markets, and have acquired high-quality medical office buildings and other facilities that serve the healthcare industry with an aggregate purchase price of $2.6 billion through December 31, 2012. As of December 31, 2012, our portfolio consisted of 247 medical office buildings and 19 other facilities that serve the healthcare industry, as well as a mortgage loan receivable secured by medical office buildings.

On June 6, 2012, we listed our Class A common stock on the New York Stock Exchange, or the NYSE, under the symbol "HTA," or the Listing. In accordance with an amendment to our charter approved by our stockholders on December 20, 2010, all of our common stock was converted into Class A, Class B-1, Class B-2 and Class B-3 common stock. Our Class B common stock is identical to our Class A common stock except that our Class B common stock is not currently listed on a national exchange. The shares of our Class B-1 common stock converted into shares of our Class A common stock on December 6, 2012 and our Class B-2 and B-3 common stock will convert to Class A common stock after the market closes on June 6, 2013 and December 6, 2013, respectively.

From September 20, 2006 to February 28, 2011, we completed two public offerings of shares of our common stock for $10.00 per share. In addition, we offered shares of our common stock pursuant to our distribution reinvestment plan, or the DRIP, at $9.50 per share. In the aggregate, we received and accepted subscriptions in our initial and follow-on offerings for 220,673,545 shares of our common stock or $2.2 billion, excluding shares of our common stock issued under the DRIP.

Our principal executive offices are located at 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona, 85254.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements. Such consolidated financial statements and the accompanying notes are the representations of our management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing our accompanying consolidated financial statements.

Basis of Presentation

Our accompanying consolidated financial statements include our accounts and those of our operating partnership, the wholly-owned subsidiaries of our operating partnership and any consolidated variable interest entities, or VIEs, as defined in the Financial Accounting Standards Board, or the FASB, Accounting Standard Codification, or ASC, 810, *Consolidation*, or ASC 810. All inter-company balances and transactions have been eliminated in the consolidated financial statements. We operate in an umbrella partnership REIT, or UPREIT, structure in which subsidiaries of our operating partnership own all of the properties acquired on our behalf. Because we are the sole general partner of our operating partnership and have sole control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated. As of December 31, 2012 and 2011, we owned an approximately 99.93% general partner interest in our operating partnership. As of December 31, 2012 and 2011, approximately 0.07% of our operating partnership was owned by certain physician investors who obtained limited partner interests in connection with the Fannin acquisition in June 2010, which are presented as redeemable noncontrolling interest of limited partners in our consolidated balance sheets (see Note 11). Executive officers, non-employee directors and other employees hold unvested Series C units in our operating partnership, which are presented as a noncontrolling interest in our consolidated balance sheets and statements of equity (see Note 12).

Reclassifications

In our previously issued consolidated statements of operations for the years ended December 31, 2011 and 2010, non-traded REIT expenses in the amounts of $7.8 million and $2.7 million, respectively, were included in general and administrative expenses. These amounts have been reclassified to conform to the current period presentation as a separate line item in our consolidated statements of operations.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased.

Restricted Cash

Restricted cash is comprised of impound reserve accounts for property taxes, insurance, capital improvements and tenant improvements as well as collateral accounts for debt and interest rate swaps.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

In accordance with ASC 840, *Leases*, or ASC 840, minimum annual rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements will be credited or charged, as applicable, to deferred rent receivables. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC 605-45, *Revenue - Principal Agent Considerations*. This guidance requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier, and have credit risk. We recognize lease termination fees if there is a signed termination letter agreement, all of the conditions of the agreement have been met, and the tenant is no longer occupying the property. Rental income is reported net of amortization recorded on lease inducements.

Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible tenant receivables and deferred rent receivables. An allowance is maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their leases. We maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Such allowance is charged to bad debt expense which is included in general and administrative expense on our accompanying consolidated statements of operations. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant's financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2012, 2011 and 2010, we had $2.2 million, $1.5 million and $1.9 million, respectively, in allowances for uncollectible accounts. During the years ended December 31, 2012, 2011 and 2010, we recorded bad debt expense of $1.1 million, $1.4 million and $1.0 million, respectively.

Purchase Price Allocation

In accordance with ASC 805, *Business Combinations*, or ASC 805, we, with the assistance of independent valuation specialists, allocate the purchase price of completed acquisitions to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon our determination of the value of the property as if it were to be replaced and vacant using discounted cash flow models similar to those used by market participants. Factors considered by us include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable completed acquisition property is allocated to above or below market leases, above or below market leasehold interests, in place leases, tenant relationships, above or below market debt assumed and any contingent consideration.

The value allocable to above or below market leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be received pursuant to the lease over its remaining term, and (2) our estimate of the amounts that would be received using fair market rates over the remaining term of the lease including any bargain renewal periods. The amounts allocated to above market leases are included in identified intangible assets, net in our accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to below market leases are included in identified intangible liabilities, net in our accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term plus any below market renewal options of the acquired leases with each property.

The value allocable to above or below market leasehold interests is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be paid pursuant to the lease over its remaining term, and (2) our estimate of the amounts that would be paid using fair market rates over the remaining term of the lease including any bargain renewal periods. The amounts allocated to above market leasehold interests are included in identified intangible liabilities, net in our accompanying consolidated balance sheets and amortized to rental expense over the remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to below market leasehold interests are included in identified intangible assets, net in our accompanying consolidated balance sheets and amortized to rental expense over the remaining non-cancelable lease term plus any below market renewal options of the acquired leases with each property.

The total amount of other intangible assets acquired is further allocated to in place leases and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics considered by us in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. The amounts allocated to in place leases are included in identified intangible assets, net in our accompanying consolidated balance sheets and will be amortized over the average remaining non-cancelable lease term of the acquired leases with each property. The amounts allocated to tenant relationships are included in identified intangible assets, net in our accompanying consolidated balance sheets and are amortized over the average remaining non-cancelable lease term of the acquired leases plus a market lease term.

The value allocable to above or below market debt is determined based upon the present value of the difference between the cash flow stream of the assumed mortgage and the cash flow stream of a market rate mortgage. The amounts allocated to above or below market debt are included in debt, net on our accompanying consolidated balance sheets and are amortized to interest expense over the remaining term of the assumed debt.

These allocations are subject to change based on information received within one year of the purchase related to one or more events identified at the time of purchase which confirm the value of an asset or liability received in an acquisition of property.

In accordance with the provisions of ASC 805, we expense acquisition-related costs for acquisitions.

Real Estate Investments

Operating properties are carried at the lower of historical cost less accumulated depreciation or fair value less costs to sell. The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties are capitalized and the cost of maintenance and repairs is charged to expense as incurred. The cost of buildings is depreciated on a straight-line basis over the estimated useful lives of the buildings up to 39 years and for tenant improvements, the shorter of the lease term or useful life, ranging from one month to 240 months, respectively. Furniture, fixtures and equipment is depreciated over five years. When depreciable property is retired, replaced or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Real Estate Held-for-Sale

We evaluate the held-for-sale classification of our owned real estate each quarter. Assets that are classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell. The fair value is based on discounted cash flow analyses, which involve management's best estimate of market participants' holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods, and capital requirements. Assets are generally classified as held-for-sale once management commits to a plan to sell the properties and has determined that the sale of the asset is probable and transfer of the asset is expected to occur within one year. The results of operations of these real estate properties are reflected as discontinued operations in all periods reported, and the properties are presented separately on our balance sheet at the lower of their carrying value or their fair value less costs to sell. As of December 31, 2012, we determined that no real estate within our portfolio should be classified as held-for-sale.

Recoverability of Real Estate Investments

Operating properties are evaluated for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment losses are recorded when indicators of impairment are present and the carrying amount of the asset is greater than the sum of the future undiscounted cash flows expected to be generated by that asset. We would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. The fair value is based on discounted cash flow analyses, which involve management's best estimate of market participants' holding periods, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods, and capital requirements. For the years ended December 31, 2012, 2011 and 2010, there were no impairment losses.

Real Estate Notes Receivable

We evaluate the carrying values of real estate notes receivable on an individual basis. Management periodically evaluates the realizability of future cash flows from real estate notes receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that the carrying amount of the real estate notes receivable may not be recoverable. An impairment loss is recognized in current period earnings and is calculated as the difference between the carrying amount of the real estate notes receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the real estate notes receivable. For the years ended December 31, 2012, 2011 and 2010, there were no impairment losses.

Derivative Financial Instruments

We are exposed to the effect of interest rate changes in the normal course of business. We seek to mitigate these risks by following established risk management policies and procedures which include the occasional use of derivatives. Our primary strategy in entering into derivative contracts is to add stability to interest expense and to manage our exposure to interest rate movements. We utilize derivative instruments, including interest rate swaps and caps, to effectively convert a portion of our variable rate debt to fixed rate debt. We do not enter into derivative instruments for speculative purposes.

Derivatives are recognized as either assets or liabilities in our consolidated balance sheets and are measured at fair value in accordance with ASC 815, *Derivatives and Hedging,* or ASC 815. Since our derivative instruments are not designated as hedge instruments, they do not qualify for hedge accounting under ASC 815, and accordingly, changes in fair value are included as a component of interest expense in our consolidated statements of operations in the period of change.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* or ASC 820, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement and is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 13, Fair Value of Financial Instruments for further discussion.

Other Assets

Other assets consist of deferred financing costs, deferred leasing costs, lease inducements, deferred rent receivable and prepaid expenses, deposits and other, and tenant note receivable. Deferred financing costs include amounts paid to lenders and others to obtain financing and are amortized to interest expense on a straight-line basis over the term of the related loan which approximates the effective interest method. Deferred leasing costs are amounts incurred in executing a lease, both for external broker and marketing costs, plus a portion of internal leasing related costs. Deferred leasing costs are amortized on a straight-line basis method over the term of the applicable lease. Deferred leasing costs are included in operating activities in our consolidated statements of cash flows. Lease inducements are amortized on a straight-line basis against rental income over the term of the applicable lease. Management periodically evaluates the realizability of future cash flows from tenant notes receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that the carrying amount of the tenant notes receivable may not be recoverable. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the tenant notes receivable and the discounted cash flows expected to be received.

Share-Based Compensation

Compensation expense for share-based awards is recognized in accordance with ASC 718, *Compensation - Stock Compensation*, or ASC 718. We calculate the fair value of share-based awards on the date of grant. Restricted common stock and restricted common stock units are valued based on the closing price of our Class A shares on the NYSE. The LTIP Series C units, which are recorded in noncontrolling interest within equity are valued using a Monte Carlo simulation which takes into account volatility, dividend yield, expected term, risk-free rate and stock price. We amortize the share-based compensation expense over the period that the awards are expected to vest. See Note 12, Stockholders' Equity for further discussion.

Defined Contribution Plan

During 2012, we implemented a 401(k) Plan, which eligible employees may make contributions and we may make matching contributions. During the year ended December 31, 2012, our contributions totaled $0.1 million.

Listing Expenses

Listing expenses are the costs associated with listing our Class A shares on the NYSE and primarily include professional fees, other previously deferred offering costs and share-based compensation expense associated with the acceleration of previously unvested restricted shares of our executives and Board of Directors as a result of the Listing and all the LTIP Series C unit awards that were granted in connection with the Listing.

Non-Traded REIT Expenses

Non-traded REIT expenses include stockholder services provided to our stockholders, including the printing and mailing of stockholder statements, the maintenance of an online investor portal, and other significant mailings and promotional investor materials traditionally borne by an advisor, which we do not have. As our individual stockholders transfer their shares of HTA stock to brokers as a result of the Listing, we will no longer incur these costs. Additionally, these expenses include share-based compensation expense attributable to our executives and Board of Directors, including the expense associated with cash shares. These related shares were accelerated pursuant to the Listing and were applicable to past services relative to our non-traded REIT status.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests relate to the interests in our consolidated entities that are not wholly owned by us. As these redeemable noncontrolling interests provide for redemption features not solely within the control of the issuer, we classify such interests outside of permanent equity in accordance with ASC 480, *Distinguishing Liabilities from Equity*, or ASC 480. See Note 11, Redeemable Noncontrolling Interest of Limited Partners for further discussion.

Income Taxes

We believe that we have qualified to be taxed as a REIT under the provisions of the Internal Revenue Code of 1986, as amended or the Code, beginning with the taxable year ending December 31, 2007 and we intend to continue to qualify to be taxed as a REIT. To continue to qualify as a REIT for federal income tax purposes, we must meet certain organizational and operational requirements, including a requirement to pay distributions to our stockholders of at least 90.0% of our annual taxable income. As a REIT, we generally are not subject to federal income tax on net income that we distribute to our stockholders.

If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our business, financial condition, results of operations and net cash available for distribution to our stockholders.

ASC 740, *Income Taxes* requires us to recognize, measure, present and disclose in our consolidated financial statements uncertain tax positions that we have taken or expect to take on. We do not have any liability for uncertain tax positions that we believe should be recognized in our consolidated financial statements.

Segment Disclosure

ASC 280, *Segment Reporting* establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. We have determined that we have one reportable segment, with activities related to investing in medical office buildings, healthcare-related facilities, commercial office properties and other real estate-related assets. Our investments in real estate and other real estate-related assets are geographically diversified and our chief operating decision maker evaluates operating performance on an individual asset level. As each of our assets has similar economic characteristics, tenants, and products and services, our assets have been aggregated into one reportable segment.

Recently Issued or Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update, or ASU, 2011-04, *Fair Value Measurement (Topic 820) -Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, or ASU 2011-04, which amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. Additional disclosure requirements in the amendment include: (1) for Level 3 fair value measurements, a description of the valuation processes used by the entity and a discussion of the sensitivity of the fair value measurements to changes in unobservable inputs; (2) discussion of the use of a non-financial asset that differs from the asset's highest and best use; and (3) the level of the fair value hierarchy of financial instruments for items that are not measured at fair value but for which disclosure of fair value is required. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, with early adoption not permitted. We adopted ASU 2011-04 in fiscal 2012 and have reflected the adoption in our disclosures to the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet* (Topic 210) - *Disclosures about Offsetting Assets and Liabilities*, or ASU 2011-11, which requires entities to disclose both gross and net information about instruments and transactions subject to an agreement similar to a master netting agreement. In addition ASU 2011-11 requires disclosure of the amounts related to financial collateral associated with master netting arrangements or similar agreements. In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210) - Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, or ASU 2013-01, which clarifies the scope of ASU 2011-11. ASU 2013-01 requires entities to disclose both gross and net information about derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse purchase agreements and securities borrowing and securities lending transactions that are subject to an agreement similar to a master netting arrangement. Entities are required to apply both amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity must provide the disclosures required by those amendments retrospectively for all comparative periods presented. We will adopt ASU 2011-11 and ASU 2013-01 in fiscal 2013 and determined that the impact on the derivative disclosures is not expected to be material to our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, *Intangibles - Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment*, or ASU 2012-02, which allows an entity to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We evaluated this topic and determined it will not have a material impact to our consolidated financial statements as we do not have any indefinite-lived intangible assets.

3. Real Estate Investments

Our investments in our consolidated properties consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Land	$ 183,651	$ 168,065
Building and improvements	2,044,100	1,803,174
Furniture and equipment	13	15
	2,227,764	1,971,254
Accumulated depreciation	(235,157)	(164,783)
Total	$ 1,992,607	$ 1,806,471

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $72.0 million, $65.1 million and $48.7 million, respectively.

4. Business Combinations

For the year ended December 31, 2012, we have completed five new acquisitions and expanded one of our existing portfolios through the purchase of an additional medical office building. The aggregate purchase price for these acquisitions was $294.9 million in addition to closing costs attributable to these acquisitions of $3.0 million. Results of operations for these acquisitions are reflected in our consolidated statement of operations for the year ended December 31, 2012 for the period subsequent to the acquisition dates.

The aggregate purchase price of the 2012 acquisitions was allocated in the amounts set forth in the table below. Since the acquisitions were determined to be individually not significant, but material on a collective basis, the allocations for these acquisitions are set forth below in the aggregate in accordance with the guidance prescribed by ASC 805 (in thousands).

2012 Acquisitions	Total
Land	$ 13,479
Building and improvements	225,924
Below market leasehold interests	3,284
Above market leases	4,199
In place leases	27,136
Tenant relationships	22,100
Below market leases	(1,472)
Net assets acquired	294,650
Other liability	287
Aggregate purchase price	$ 294,937

The weighted average lives of the above acquired intangible assets and liabilities were 14.2 years and 7.6 years, respectively.

For the year ended December 31, 2011, we completed two new acquisitions and expanded two of our existing portfolios through the purchase of additional medical office buildings. The aggregate purchase price associated with these acquisitions was $68.3 million in addition to closing costs attributable to these acquisitions of $0.9 million. Since the acquisitions were determined to be individually not significant, but material on a collective basis, the allocations for these acquisitions are set forth below in the aggregate in accordance with the guidance prescribed by ASC 805 (in thousands).

2011 Acquisitions	Total
Land	$ 945
Building and improvements	54,072
Below market leasehold interests	603
Above market leases	209
In place leases	7,671
Tenant relationships	4,691
Below market leases	(149)
Above market debt	(76)
Net assets acquired	67,966
Other liability	348
Aggregate purchase price	$ 68,314

The weighted average lives of the above acquired intangible assets and liabilities were 8.3 years and 4.1 years, respectively.

The property acquisitions completed during the year ended December 31, 2012, were all cash transactions except for the Rush MOB as discussed in Note 5. No mortgage loans payable were assumed or put in place, and we acquired a 100% ownership interest in each property acquisition. See below for a brief description of each of the acquisitions.

- On January 13, 2012, we completed the acquisition of the St. John Providence MOB, an on-campus medical office building located in Novi, Michigan for $51.3 million. The St. John Providence MOB is connected directly to the Providence Park Hospital via an enclosed walkway. Providence Park Hospital is part of Ascension Health Systems (Moody's Investors Service rated Aa1).
- On January 31, 2012, we completed the acquisition of an additional medical office building on the Camp Creek campus in Atlanta, Georgia for $8.9 million. This is our third building in our Camp Creek portfolio; the other two buildings comprising this portfolio were purchased by us in the second quarter of 2010.
- On March 1, 2012, we completed the acquisition of the Penn Avenue Place in Pittsburgh, Pennsylvania for a purchase price of $54.0 million. Penn Avenue Place is an eight story, healthcare integrated building which was completely renovated in 1997. The building is anchored by Highmark, Inc. (Standard & Poor's Rating Service rated A) which renewed its lease for an additional 10 -year term beginning on January 1, 2012.
- On March 29, 2012, we completed the acquisition of the Steward Portfolio located in Boston, Massachusetts for a purchase price of $100.0 million. This portfolio consists of 12 medical office buildings located on the campuses of the Steward Health Care Network. This portfolio is 100% master leased on a triple-net basis by Steward Health Care System until 2024.
- On August 14, 2012, we completed the acquisition of the Rush MOB located in Oak Park, Illinois for a purchase price of $54.0 million, after the borrower on our Rush mortgage receivable exercised a put option on the collateral (Rush MOB). The Rush MOB is 100% master leased on a triple-net basis until 2019 to Rush University Medical Center (Moody's Investor Service rated A2). The building is connected directly to the Rush Oak Park Hospital via an enclosed walkway.
- On December 26, 2012, we completed the acquisition of the Forest Park Pavilion located in Dallas, Texas for a purchase price of $26.8 million. The Forest Park MOB is 100% leased and on the campus of the Forest Park Medical Center.

We recorded the below revenues and net income (loss) for the year ended December 31, 2012 related to the 2012 acquisitions and for the year ended December 31, 2011 related to the 2011 acquisitions (in thousands):

	2012 Acquisitions	2011 Acquisitions
	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues	$ 26,717	$ 4,903
Net income (loss)	7,537	(215)

Supplementary Pro Forma Information (Unaudited)

The following pro forma consolidated results of operations for the years ended December 31, 2012 and 2011, assumes that all 2012 acquisitions occurred on January 1, 2011 and excludes $3.0 million acquisition-related expenses (in thousands, except per share data):

	Year Ended December 31,	
	2012	2011
Revenues	$ 308,684	$ 309,507
Net (loss) income attributable to controlling interest	(21,928)	6,736
Net (loss) income per share attributable to controlling interest - basic	$ (0.10)	$ 0.03
Net (loss) income per share attributable to controlling interest - diluted	(0.10)	0.03

The following pro forma consolidated results of operations for the years ended December 31, 2011 and 2010, assumes that all 2011 acquisitions occurred on January 1, 2010 and excludes $0.9 million of acquisition-related expenses (in thousands, except per share data):

	Year Ended December 31,	
	2011	2010
Revenues	$ 273,512	$ 204,265
Net income (loss) attributable to controlling interest	5,890	(7,821)
Net income (loss) per share attributable to controlling interest - basic	$ 0.03	$ (0.05)
Net income (loss) per share attributable to controlling interest - diluted	0.03	(0.05)

The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

5. Real Estate Notes Receivable

Real estate notes receivable, net consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Real estate notes receivable	$ 20,000	$ 61,150
Add: notes receivable closing costs, net	—	324
Less: discount, net	—	(4,015)
Real estate notes receivable, net	$ 20,000	$ 57,459

Our notes receivable balance consisted of two borrowing groups. The first group consists of four promissory notes receivable secured by medical office buildings, with interest rates ranging from 10.85% per annum to 10.95% per annum. The weighted average effective interest rate based on the purchase price of the notes was 14.57% per annum as of December 31, 2012. The promissory notes were set to mature on May 1, 2012, but were extended by us to November 1, 2012 for an extension fee. In addition, on November 1, 2012, the promissory notes were again extended by us to May 1, 2013 for an additional extension fee. The second group consisted of one promissory note receivable secured by a medical office building. In June 2012, a put option to purchase the building was exercised by the borrower and we became the primary beneficiary of the building. On August 14, 2012, we completed the acquisition of the building and the net note receivable was included in the purchase price consideration. See Note 4, Business Combinations for further discussion.

We monitor the credit quality of our real estate notes receivable on an ongoing basis by tracking possible credit quality indicators. As of December 31, 2012, all of our real estate notes receivable are current and we have not provided for any allowance for losses or recorded any impairments with respect to our notes receivable. We made no purchases or sales of real estate notes receivable during the year ended December 31, 2012.

6. Intangible Assets and Liabilities

Intangible assets and liabilities consisted of the following as of December 31, 2012 and 2011 (in thousands, except weighted average remaining life):

	December 31,	
	2012	2011
Assets:		
In place leases	$ 174,615	$ 156,578
Above market leases	25,387	22,585
Tenant relationships	178,269	163,842
Below market leasehold interests	30,587	27,323
	408,858	370,328
Accumulated amortization	(125,924)	(97,938)
Total	$ 282,934	$ 272,390
Weighted average remaining life in years	15.9	16.3
Liabilities:		
Below market leases	$ 12,823	$ 12,378
Above market leasehold interests	3,827	3,827
	16,650	16,205
Accumulated amortization	(5,341)	(4,373)
Total	$ 11,309	$ 11,832
Weighted average remaining life in years	19.5	20.6

The following is a summary of the net intangible amortization for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Amortization recorded against rental income related to above or below market leases	$ 1,682	$ 1,983	$ 1,349
Rental expense related to above or below market leasehold interests	521	700	383
Amortization expense related to in place leases and tenant relationships	41,991	40,837	29,010

As of December 31, 2012, the amortization of intangible assets and liabilities for each of the next five years and thereafter is as follows (in thousands):

Year	Assets	Liabilities
2013	$ 38,213	$ 1,458
2014	34,823	1,061
2015	31,392	882
2016	28,037	719
2017	23,874	542
Thereafter	126,595	6,647
Total	$ 282,934	$ 11,309

7. Other Assets

Other assets consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Deferred financing costs	$ 18,787	$ 13,183
Deferred leasing costs	13,867	9,927
Lease inducements	1,748	1,820
Deferred rent receivable (net of allowance)	39,095	29,627
Prepaid expenses, deposits and other	6,831	9,281
Tenant note receivable	3,287	—
	83,615	63,838
Accumulated amortization	(11,962)	(7,396)
Total	$ 71,653	$ 56,442

During 2012, we capitalized $6.4 million of deferred financing costs associated with the new unsecured credit agreement and term loan.

The tenant note receivable is for a loan to a tenant for building improvements. The interest rate is 9.0% per annum and beginning in October 2012, the note requires monthly principal and interest payments from the tenant through July 2027. As of December 31, 2012, this tenant's note is current and we have not provided for any allowance for losses, and we have had no impairment with respect to this note.

The following is a summary of amortization of other assets for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Amortization expense related to deferred leasing costs	$ 1,868	$ 1,139	$ 720
Interest expense related to deferred financing costs	3,915	3,628	2,195
Amortization recorded against rental income related to lease inducements	339	235	248

As of December 31, 2012, the amortization of deferred leasing costs, deferred financing costs, and lease inducements for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$ 5,826
2014	4,924
2015	4,519
2016	2,596
2017	1,564
Thereafter	3,011
Total	$ 22,440

8. Debt

Debt consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Unsecured revolving credit facility	$ 72,000	$ —
Unsecured term loans	455,000	—
Fixed rate mortgages	382,456	461,248
Variable rate mortgages	—	49,810
Secured real estate term loan	125,500	125,500
	1,034,956	636,558
Add: net premium	2,403	2,591
Total	$ 1,037,359	$ 639,149

$875.0 million Unsecured Credit Agreement

On March 29, 2012, we entered into a $875.0 million unsecured credit agreement to obtain a $575.0 million unsecured revolving credit facility and a $300.0 million unsecured term loan. The $875.0 million unsecured credit agreement matures in March 2016 and includes a one year extension option, subject to certain conditions. The $875.0 million unsecured credit agreement replaced the former $575.0 million unsecured credit agreement that would have matured in May 2014.

The actual amount of credit available under the $875.0 million unsecured credit agreement is a function of certain loan-to-value and debt service coverage ratios. The maximum principal amount may be increased, subject to such additional financing being offered and provided by existing lenders or new lenders.

Borrowings under the $575.0 million unsecured revolving credit facility accrue interest at a rate per annum equal to adjusted LIBOR plus a margin ranging from 1.10% to 1.75% based on our operating partnership's credit rating. Our operating partnership also pays a facility fee ranging from 0.20% to 0.50% on the aggregate commitments under the $575.0 million unsecured revolving credit facility. As of December 31, 2012, the margin associated with borrowings was 1.55% and the facility fee was 0.35%. As of December 31, 2012, $72.0 million was outstanding and the interest rate was 2.14% per annum.

Borrowings under the $300.0 million unsecured term loan accrue interest at a rate per annum equal to adjusted LIBOR plus a margin ranging from 1.30% to 2.25% based on our operating partnership's credit rating. The margin associated with borrowings as of December 31, 2012 was 1.85%.

On March 29, 2012, we entered into a $200.0 million interest rate swap that matures on March 29, 2017, and on May 21, 2012, we entered into a $100.0 million interest rate swap that matures on June 15, 2016. These swaps fix the interest rate on our $300.0 million unsecured term loan at 2.95% per annum.

Former $575.0 million Unsecured Credit Agreement

During the three months ended March 31, 2012, we had draws of $182.0 million in order to fund acquisitions which we repaid in March 2012. Our former $575.0 million unsecured credit agreement was terminated in conjunction with the execution of the $875.0 million unsecured credit agreement.

$155.0 million Unsecured Term Loan

On July 20, 2012, we entered into a $155.0 million unsecured term loan that matures in July 2019. The per annum interest rate is equal to LIBOR plus a margin ranging from 1.55% to 2.40% based on our operating partnership's credit rating. The margin associated with the borrowings as of December 31, 2012 was 2.00%.

On June 4, 2012, we entered into a $50.0 million interest rate swap that matures on July 17, 2019, and on November 1, 2012, we entered into a $105.0 million interest rate swap that matures on July 17, 2019. These swaps fix the interest rate on our $155.0 million unsecured term loan at 3.29% per annum.

Fixed and Variable Rate Mortgages

As of December 31, 2012, we had fixed rate mortgages with interest rates ranging from 4.90% to 12.75% per annum and a weighted average interest rate of 5.92% per annum.

Secured Real Estate Term Loan

On February 1, 2011, we entered into a $125.5 million secured real estate term loan, or the secured real estate term loan. The secured real estate term loan matures on December 31, 2013 and includes two 12-month extension options, subject to the satisfaction of certain conditions. The per annum interest rate is equal to one-month LIBOR plus 2.35%, which equated to 2.57% per annum as of December 31, 2012. The secured real estate term loan is secured by 25 buildings within 12 property portfolios in 13 states. Our operating partnership has guaranteed 25% of the principal balance (or $31.4 million) and 100% of the interest.

On November 3, 2010, we entered into a $75.0 million interest rate swap that matures on December 31, 2013. After giving effect to the impact of the interest rate swap, which fixes the rate at 3.42% per annum on $75.0 million of the secured real estate term loan, the weighted average interest rate is 3.08% per annum as of December 31, 2012.

Future Debt Maturities

As of December 31, 2012, the principal payments due on our debt for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$ 156,906
2014	6,392
2015	72,625
2016	476,696
2017	99,963
Thereafter	222,374
Total	$ 1,034,956

The above scheduled debt maturities does not include the available extensions as discussed above.

We are required by the terms of the applicable credit agreements to meet various affirmative and negative covenants that we believe are customary for these types of facilities, such as limitations on the incurrence of debt by us, our operating partnership and its subsidiaries that own unencumbered assets, limitations on the nature of our operating partnership's business, and limitations on distributions by our operating partnership and its subsidiaries that own unencumbered assets. The credit agreements also impose a number of financial covenants on us and our operating partnership, such as a maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a minimum tangible net worth covenant, a maximum ratio of unsecured indebtedness to unencumbered asset value, rent coverage ratios and a minimum ratio of unencumbered net operating income to unsecured interest expense. As of December 31, 2012, we believe that we were in compliance with all such financial covenants and reporting requirements. In addition, certain credit agreements include events of default provisions that we believe are customary for these types of facilities, including restricting us from making distributions to our stockholders in the event we are in default, except to the extent necessary for us to maintain our REIT status.

9. Derivative Financial Instruments

ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We utilize derivatives, such as fixed interest rate swaps and caps, to add stability to interest expense and to manage our exposure to interest rate movements. Consistent with ASC 815, we record derivative financial instruments on our accompanying consolidated balance sheets as either an asset or a liability measured at fair value. ASC 815 permits special hedge accounting if certain requirements are met. Hedge accounting allows for gains and losses on derivatives designated as hedges to be offset by the change in value of the hedged item(s) or to be deferred in other comprehensive income.

As of December 31, 2012 and 2011, none of our derivatives were designated as fair value hedges or cash flow hedges. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements, but do not meet the hedge accounting requirements of ASC 815.

The following table lists the derivative financial instruments held by us as of December 31, 2012 (in thousands):

Notional Amount	Index	Rate	Fair Value	Instrument	Maturity
$ 17,304	LIBOR	3.79%	$ (459)	Swap	9/28/2013
75,000	LIBOR	1.07	(659)	Swap	12/31/2013
200,000	LIBOR	1.23	(5,180)	Swap	3/29/2017
100,000	LIBOR	0.86	(1,310)	Swap	6/15/2016
50,000	LIBOR	1.39	(909)	Swap	7/17/2019
105,000	LIBOR	1.24	(853)	Swap	7/17/2019

The following table lists the derivative financial instruments held by us as of December 31, 2011 (in thousands):

Notional Amount	Index	Rate	Fair Value	Instrument	Maturity
$ 16,578	LIBOR	3.79%	$ (946)	Swap	9/28/2013
75,000	LIBOR	1.07	(846)	Swap	12/31/2013
9,330 (a)	LIBOR	2.00	89	Cap	12/31/2014

As of December 31, 2012 and 2011, the fair value of our derivative financial instruments was as follows (in thousands):

	Asset Derivatives				Liability Derivatives			
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011	
Derivatives Not Designated as Hedging Instruments:	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	n/a	n/a	n/a	n/a	Derivative financial instruments	$ 9,370	Derivative financial instruments	$ 1,792
Interest rate cap (a)	Other assets	$ —	Other assets	$ 89	n/a	n/a	n/a	n/a

(a) The associated mortgage loans were paid off in April and May 2012.

For the years ended December 31, 2012, 2011 and 2010, the derivative financial instruments had the following effect on our consolidated statements of operations (in thousands):

Derivatives Not Designated as Hedging Instruments:	Location of (Loss) Gain Recognized	Year Ended December 31, 2012	2011	2010
Interest rate swaps	Interest related to derivative financial instruments and net change in fair value of derivative financial instruments	$ (7,578)	$ (562)	$ 6,461
Interest rate cap	Interest related to derivative financial instruments and net change in fair value of derivative financial instruments	(89)	(294)	(507)

We have agreements with each of our interest rate swap derivative counterparties that contain a provision whereby if we default on certain of our unsecured indebtedness, then our counterparties could declare us in default on our interest rate swap derivative obligations resulting in an acceleration of the indebtedness. In addition, we are exposed to credit risk in the event of non-performance by our derivative counterparties. We believe we mitigate the credit risk by entering into agreements with credit-worthy counterparties. We record counterparty credit risk valuation adjustments on interest rate swap derivative assets in order to properly reflect the credit quality of the counterparty. In addition, our fair value of interest rate swap derivative liabilities is adjusted to reflect the impact of our credit quality. As of December 31, 2012, there have been no termination events or events of default related to the interest rate swaps.

10. Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters

We follow the policy of monitoring our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at our properties, we are not currently aware of any environmental liability with respect to our properties that would have a material effect on our consolidated financial position, results of operations or cash flows. Further, we are not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability at our properties that we believe would require additional disclosure or the recording of a loss contingency.

Other Organizational and Offering Expenses

During the time that we were offering shares under our initial and follow-on offerings as a self-managed company, we were responsible for all of our organizational and offering expenses. These other organizational and offering expenses included all expenses (other than selling commissions and dealer manager fees, which generally represented 7.0% and 3.0% of our gross offering proceeds, respectively) paid by us in connection with our initial and follow-on offerings.

Tax Status

During the first quarter of 2012, we entered into a closing agreement, or the Closing Agreement, with the Internal Revenue Service, or the IRS, pursuant to which (i) the IRS agreed not to challenge our dividends as preferential for our taxable years 2007, 2008, 2009, and 2010, and (ii) we paid a compliance fee in an immaterial amount to the IRS. In accordance with the terms of the Closing Agreement, any reimbursement to us for our payment of this compliance fee will be considered gross income. As a result of the Closing Agreement, we continue to qualify as a REIT and to satisfy our distribution requirements.

Other

Our other commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In our opinion, these matters are not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

11. Redeemable Noncontrolling Interest of Limited Partners

As of December 31, 2012 and 2011, we owned an approximately 99.93% general partner interest in our operating partnership. As of December 31, 2012 and 2011, approximately 0.07% of our operating partnership was owned by individual investors that elected to exchange their partnership interests in the Fannin partnership that owns the 7900 Fannin Medical Office Building for limited partner units in our operating partnership. In connection with this transaction we acquired the majority interest in the Fannin partnership on June 30, 2010. In the aggregate, as of December 31, 2012, approximately 0.07% of the earnings of our operating partnership are allocated to the redeemable noncontrolling interest of limited partners.

Redeemable noncontrolling interests are accounted for in accordance with ASC 480 at the greater of their carrying amount or redemption value at the end of each reporting period. Changes in the redemption value from the purchase date to the earliest redemption date are accreted using the straight-line method. Additionally, as the noncontrolling interests provide for redemption features not solely within the control of the issuer, we classify such interests outside of permanent equity. The carrying amount was higher than the redemption value as of December 31, 2012. The redemption value is based on our stock price which is considered a Level 1 input. The following table lists the activity of the redeemable noncontrolling interests for the years ended December 31, 2012 and 2011 (in thousands):

	Amount
Balance as of December 31, 2010	$ 3,867
Net income attributable to noncontrolling interests	52
Distributions	(134)
Balance as of December 31, 2011	3,785
Net income attributable to noncontrolling interests	56
Distributions	(277)
Balance as of December 31, 2012	$ 3,564

12. Stockholders' Equity

Common Stock

On June 6, 2012, we listed our Class A common stock on the NYSE under the symbol "HTA". In accordance with an amendment to our charter approved by our stockholders on December 20, 2010, all of our common stock was converted into Class A, Class B-1, Class B-2 and Class B-3 common stock. Our Class B-1, Class B-2 and Class B-3 shares are collectively referred to as our Class B common stock, while Class A and Class B common stock are collectively referred to as our common stock. Our Class B common stock is identical to our Class A common stock except that our Class B common stock is not listed on a national exchange and the shares of our Class B common stock will convert into shares of our Class A common stock at specified times. The shares of our Class B-1 automatically converted into Class A on December 6, 2012 and our Class B-2 and Class B-3 common stock will convert automatically into shares of our Class A common stock after the market closes on June 6, 2013 and December 6, 2013, respectively. By December 6, 2013, all shares of our Class B common stock will have converted into our Class A common stock. Our Board of Directors may accelerate the dates on which our Class B common stock automatically converts to our Class A common stock. Shares of our Class A and Class B common stock participate in distributions equally.

Common Stock Offerings

On January 7, 2013, we commenced an at-the-market offering of our Class A common stock with an aggregate sales price of up to $250.0 million.

From September 20, 2006 to February 28, 2011, we completed two public offering of shares of our common stock for $10.00 per share. In aggregate, we received and accepted subscriptions in our initial and follow-on offering for 220,673,545 shares of our common stock, or $2.2 billion, excluding shares of our common stock issued under the DRIP.

Tender Offer

On June 6, 2012, we commenced a modified "Dutch Auction" cash tender offer, or the Tender Offer, to purchase up to $150.0 million in value of our Class A common stock. As a result of the Tender Offer, on July 25, 2012, we purchased 14,850,964 shares of our Class A common stock at a purchase price of $10.10 per share, for an aggregate cost of $152.9 million, including fees and expenses.

Distribution Reinvestment Plan

We had a DRIP, whereby stockholders could have their distributions reinvested in our common stock at $9.50 per share. In connection with the Listing, we terminated the DRIP. For the years ended December 31, 2012, 2011 and 2010, $31.9 million, $75.9 million and $56.6 million, respectively, in distributions were reinvested and 3,362,473, 7,985,655 and 5,952,683 shares of our common stock, respectively, were issued under the DRIP.

Stock Repurchase Plan

We had a share repurchase plan whereby stockholders could sell their shares of our common stock to us in limited circumstances. In connection with the Listing, we terminated the share repurchase plan. For the year ended December 31, 2012, we repurchased 3,070,013 shares of our common stock, at an average price of $9.80 per share, for an aggregate amount of $30.1 million. For the year ended December 31, 2011, we repurchased 3,882,619 shares of our common stock, at an average price of $9.70 per share, for an aggregate amount of $37.7 million. For the year ended December 31, 2010, we repurchased 5,448,260 shares of our common stock, at an average price of $9.52 per share, for an aggregate amount of $51.9 million.

On August 6, 2012, our Board of Directors approved a new stock repurchase program to purchase up to $100.0 million of our Class A common stock from time to time prior to August 5, 2014. During the year ended December 31, 2012, we did not repurchase any Class A common shares and $100.0 million of repurchase capacity remained available under the program.

Long-Term Incentive Program

On May 16, 2012, our Board of Directors' Compensation Committee approved a long-term incentive program, or LTIP, for the benefit of our executive officers, non-employee directors and other employees selected to participate in the program. Awards under the LTIP consist of Series C units in Healthcare Trust of America Holdings, LP, or our operating partnership, and are subject to the achievement of certain performance and market conditions in order to vest. These non-vested awards are entitled to certain distributions. Upon meeting certain conditions, the Series C units will be converted into common units of our operating partnership and may be converted into shares of our common stock in accordance with the Amended and Restated Limited Partnership Agreement. The Compensation Committee authorized 2,905,000 shares for grant and the contractual term is four years. As of December 31, 2012, there were 5,000 shares available for grant under the plan. ASC 718 establishes accounting and reporting standards for LTIP awards. With the assistance of our independent valuation specialists, we utilized a Monte Carlo simulation to calculate the grant date fair value of the awards using the following assumptions:

2012 Assumptions	
Volatility	21.25% - 22.64%
Dividend yield	5.80%
Expected term in years	0.61 - 0.82
Risk-free rate	0.436% - 0.576%
Stock price (per share)	$9.92 - $9.97

For the year ended December 31, 2012, we recognized compensation expense of $10.4 million related to grants of LTIP awards, which was recorded in listing expense in our consolidated statements of operations. The cumulative expense related to the LTIP awards is presented as a noncontrolling interest in our consolidated balance sheets and statements of equity. As of December 31, 2012, there was $3.2 million of unrecognized expense that will be recognized over a remaining period of 0.19 years. The unrecognized expense does not include $4.5 million of expense associated with 450,000 shares that will only vest as a result of a change in control of the Company. We will not recognize any expense associated with these shares until such event occurs or is probable.

As of December 31, 2012, all of the LTIP shares remained unvested. The following is a summary of the status of the nonvested LTIP shares as of December 31, 2012 and December 31, 2011, respectively, and the changes for the year ended December 31, 2012, is presented below:

	LTIP Shares	Weighted Average Grant Date Fair Value
Balance as of December 31, 2011	—	$ —
Granted	2,900,000	6.25
Vested	—	—
Forfeited	—	—
Balance as of December 31, 2012	2,900,000	$ 6.25

Amended and Restated 2006 Incentive Plan and 2006 Independent Directors Compensation Plan

Our Amended and Restated 2006 Plan, or the Plan, permits the grant of incentive awards to our employees, officers, non-employee directors, and consultants as selected by our Board of Directors or the Compensation Committee. The Plan authorizes the granting of awards in any of the following forms: options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents, other stock-based awards, including units in the operating partnership, and cash-based awards. The service period is generally three or four years. Subject to adjustment as provided in the Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the Plan is 10,000,000. As of December 31, 2012, there were 8,412,000 shares available for grant under the Plan.

Prior to the Listing, we issued and/or redeemed each share of restricted common stock and restricted common stock units that had been granted under the Plan at $10.00 per share. Subsequent to the Listing, the fair value of each share of restricted common stock and restricted common stock units is the closing price of our common stock on the NYSE on the proceeding day. The weighted average fair value of restricted common stock and restricted common stock units granted during the years ended December 31, 2012, 2011 and 2010 was $9.98, $10.00 and $10.00, respectively. The fair value of restricted common stock and restricted common stock units for which the restriction lapsed during the years ended December 31, 2012, 2011 and 2010 was $8.7 million, $1.6 million and $0.9 million.

For the year ended December 31, 2012, we recognized compensation expense of $7.0 million, of which $0.8 million was recorded in general and administrative expenses, $4.7 million in listing expenses and $1.5 million in non-traded REIT expenses in our consolidated statements of operations. In connection with the Listing, previously issued restricted shares of certain executives and the Board of Directors were accelerated and became fully vested. For the year ended December 31, 2011, we recognized compensation expense of $3.2 million, which was recorded in non-traded REIT expense in our consolidated statements of operations. For the year ended December 31, 2010, we recognized compensation expense of $1.3 million, which was recorded in non-traded REIT expense in our consolidated statements of operations.

As of December 31, 2012, there was approximately $3.3 million of total unrecognized compensation expense net of estimated forfeitures, related to nonvested shares of restricted common stock which will be recognized over a remaining weighted average period of 2.8 years.

A portion of our awards to our executives may be paid in cash in lieu of stock in accordance with the respective employment and award agreements. For the year ended December 31, 2012, 305,833 shares were settled in cash for $3.0 million. For the year ended December 31, 2011, 104,167 shares were settled in cash for $1.0 million. For the year ended December 31, 2010, 32,500 shares were settled in cash for $0.3 million. As of December 31, 2012, there are no outstanding cash shares.

A summary of the status of the nonvested shares of restricted common stock and restricted common stock units as of December 31, 2012 and December 31, 2011, respectively, and the changes for the year ended December 31, 2012, is presented below:

	Restricted Common Stock/Units	Weighted Average Grant Date Fair Value
Balance as of December 31, 2011	616,500	$ 10.00
Granted	711,500	9.98
Vested	(875,000)	9.99
Forfeited	(76,500)	10.00
Balance as of December 31, 2012	376,500	$ 9.98

13. Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Financial assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

ASC 825, *Financial Instruments*, or ASC 825, requires disclosure of fair value of financial instruments in interim financial statements as well as in annual financial statements.

We use fair value measurements to record fair value of certain assets and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.

Financial Instruments Reported at Fair Value

Derivative Financial Instruments

Currently, we use interest rate swaps to manage interest rate risk associated with variable rate debt. The valuation of these instruments is determined by an independent valuation specialist using a proprietary model that utilizes widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative, and observable inputs. As such, we classify these inputs as Level 2. The proprietary model reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair values of interest rate swaps and interest rate caps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we have determined that the majority of the inputs used to value our interest rate swaps and interest rate cap derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our interest rate swap derivative positions and have determined that the credit valuation adjustments are not significant to their overall valuation. As a result, we have determined that our interest rate swaps and interest rate cap derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Earnout Liability

The potential earnout liability was associated with a property that we purchased in the third quarter of 2010, which was subject to an earnout provision. Payment of the earnout was contingent on the future leasing and occupancy of the vacant space. The contingent liability was valued based on our judgment as to the probability of the predetermined formula obligating us to pay additional consideration to the seller over a 24 month period, which is Level 3 in the fair value hierarchy. During the year ended December 31, 2012, we paid the seller $0.3 million, which decreased the fair value of the potential liability to $2.2 million and the 24 month earnout period expired in August 2012. During the year ended December 31, 2011, there was no change in the fair value of the liability.

Assets and Liabilities at Fair Value

The table below presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, aggregated by the level in the fair value hierarchy (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Derivative financial instruments	$ —	$ —	$ —	$ —
Total assets at fair value	$ —	$ —	$ —	$ —
Liabilities				
Derivative financial instruments	$ —	$ (9,370)	$ —	$ (9,370)
Total liabilities at fair value	$ —	$ (9,370)	$ —	$ (9,370)

The table below presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, aggregated by the level in the fair value hierarchy (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Derivative financial instruments	$ —	$ 89	$ —	$ 89
Total assets at fair value	$ —	$ 89	$ —	$ 89
Liabilities				
Derivative financial instruments	$ —	$ (1,792)	$ —	$ (1,792)
Earnout liability	—	—	(2,481)	(2,481)
Total liabilities at fair value	$ —	$ (1,792)	$ (2,481)	$ (4,273)

There have been no transfers of assets or liabilities between levels. We will record any such transfers at the end of the reporting period in which a change of event occurs that results in a transfer.

Financial Instruments Disclosed at Fair Value

ASC 825 requires disclosure of the fair value of financial instruments, whether or not recognized on the face of the balance sheet. Fair value is defined under ASC 820.

Our accompanying consolidated balance sheets include the following financial instruments: real estate notes receivable (net), cash and cash equivalents, accounts and other receivables (net), restricted cash and escrow deposits, tenant note receivable, debt (net), and accounts payable and accrued liabilities.

We consider the carrying values of cash and cash equivalents, accounts and other receivables (net), restricted cash and escrow deposits, and accounts payable and accrued liabilities to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected realization. All of these financial instruments are considered Level 2.

The fair value of the debt (net) is estimated using borrowing rates available to us with similar terms and maturities which is considered a Level 2 input. As of December 31, 2012, the fair value of the debt was $1,087.2 million compared to the carrying value of $1,037.4 million. As of December 31, 2011, the fair value of the debt was $687.9 million compared to the carrying value of $639.1 million.

The fair value of the notes receivable is estimated by discounting the expected cash flows on the notes at current rates at which management believes similar loans would be made which is considered a Level 2 input. As of December 31, 2012, due to the short term nature of these notes the fair value was $20.0 million and the carrying value was $20.0 million. As of December 31, 2011, the fair value of these notes was $64.0 million as compared to the carrying value of $57.5 million.

The fair value of the tenant note receivable is estimated by discounting the expected cash flows on the note at current rates at which management believes a similar loan would be made which is considered a Level 2 input. As of December 31, 2012, the fair value of the tenant note receivable was $3.3 million and the carrying value was $3.3 million.

14. Per Share Data

We report (losses) earnings per share pursuant to ASC 260, *Earnings Per Share,* or ASC 260. We include unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents as "participating securities" in the computation of basic and diluted (loss) income per share pursuant to the two-class method as described in ASC 260. The resulting classes are our common stock, Series C units and restricted stock. For the years ended December 31, 2012, 2011 and 2010, all of our earnings were distributed and the calculated (losses) earnings per share amount would be the same for all classes.

Basic (losses) earnings per share attributable for each of the years ended December 31, 2012, 2011 and 2010 are computed by dividing net (loss) income by the weighted average number of shares of our common stock outstanding during the year. Diluted (losses) earnings per share are computed based on the weighted average number of shares of our common stock and all potentially dilutive securities, if any. For the year ended

December 31, 2012, approximately 156,000 shares were excluded from the computation of diluted shares as their impact would have been anti-dilutive. The following reconciliation is in thousands, except per share data:

	Year Ended December 31,		
	2012	2011	2010
Numerator:			
Net (loss) income	$ (24,368)	$ 5,593	$ (7,919)
Net (income) loss attributable to noncontrolling interests	(56)	(52)	16
Net (loss) income attributable to controlling interest	$ (24,424)	$ 5,541	$ (7,903)
Denominator:			
Weighted average number of shares outstanding — basic	222,713	223,900	165,953
Dilutive shares	—	492	—
Weighted average number of shares outstanding — diluted	222,713	224,392	165,953
Basic (losses) earnings per common share:			
Net (loss) income per share attributable to controlling interest	$ (0.11)	$ 0.02	$ (0.05)
Diluted (losses) earnings per common share:			
Net (loss) income per share attributable to controlling interest	$ (0.11)	$ 0.02	$ (0.05)

15. Supplemental Cash Flow Information

The following is the supplemental cash flow information for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest paid	$ 38,560	$ 38,288	$ 30,438
Income taxes paid	1,090	1,045	345
Supplemental Disclosure of Noncash Activities:			
Investing Activities:			
Accrued capital expenditures	$ 1,575	$ 5,448	$ 2,768
Note receivable included in the consideration for the acquisition of a building	37,264	—	—
The following represents the significant increase (decrease) in certain assets and liabilities in connection with our acquisitions of operating properties:			
Debt, net	—	6,657	190,294
Net change in security deposits, prepaid rent and other liabilities	—	—	14,552
Issuance of operating partnership units in connection with Fannin acquisition	—	—	1,557
Financing Activities:			
Issuance of common stock under the DRIP	$ 31,916	$ 75,864	$ 56,551
Distributions declared, but not paid, including common stock issued under the DRIP	30,959	14,120	12,317
Adjustment to redeemable noncontrolling interests	—	—	(275)

16. Tax Treatment of Distributions

The income tax treatment for stockholder distributions reportable for the years ended December 31, 2012, 2011 and 2010 was as follows (amounts in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Ordinary income	$ 73,295	46.9%	$ 65,712	40.9%	$ 47,041	40.3%
Return of capital	82,870	53.1	94,952	59.1	69,686	59.7
Total	$ 156,165	100.0%	$ 160,664	100.0%	$ 116,727	100.0%

17. Future Minimum Rent

Rental Income

We have operating leases with tenants that expire at various dates through 2037 and in some cases subject to scheduled fixed increases or adjustments based on the consumer price index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future minimum rent contractually due under operating leases, excluding tenant reimbursements of certain costs, as of December 31, 2012 for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$ 228,236
2014	215,606
2015	201,224
2016	185,694
2017	164,542
Thereafter	749,786
Total	$ 1,745,088

A certain amount of our rental income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the years ended December 31, 2012, 2011 and 2010, the amount of contingent rent earned by us was not significant.

Rental Expense

We have ground leases and other operating leases with landlords that generally require fixed annual rental payments and may also include escalation clauses and renewal options. These leases have terms up to 99 years, excluding extension options. Operating lease obligations include our corporate office location in Scottsdale, Arizona and our regional office in Charleston, South Carolina. Future minimum lease obligations under non-cancelable ground leases and other operating leases as of December 31, 2012 for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$ 3,751
2014	3,772
2015	3,573
2016	3,377
2017	3,409
Thereafter	270,001
Total	$ 287,883

During the years ended December 31, 2012, 2011 and 2010, rental expense was $4.2 million, $3.6 million and $2.4 million, respectively. The amount of contingent rent and sublease rent was not significant.

18. Concentration of Credit Risk

For the years ended December 31, 2012, 2011, and 2010, none of our tenants at our consolidated properties accounted for 10.0% or more of our aggregate annual rental income.

As of December 31, 2012, we had bank cash balances of $3.4 million in excess of Federal Deposit Insurance Corporation insured limits. Our concentration of credit risk with respect to accounts receivable from tenants is limited. We perform credit evaluations of prospective tenants, and security deposits are obtained upon lease execution. In addition, we evaluate tenants in connection with the acquisition of a property.

19. Related Party Transactions

Transition: Self-Management

Prior to our transition to a self-managed company, we were externally advised pursuant to an advisory agreement with our former advisor that expired in September 2009. On October 18, 2010, we and our former advisor and certain of its affiliates entered into a redemption, termination and release agreement, or the Redemption Agreement. Pursuant to the Redemption Agreement, we purchased the limited partner interest, including all rights with respect to a subordinated distribution upon the occurrence of specified liquidity events and other rights held by our former advisor in our operating partnership, for $8.0 million, of which $7.3 million is reflected in our consolidated statement of operations for the year ended December 31, 2010. In addition, pursuant to the Redemption Agreement the parties resolved all monetary claims and other matters between them, and entered into certain mutual and other releases of the parties. We believe that the execution of the Redemption Agreement represented the final stage of our successful separation from our former advisor.

Liquidity Stage

Disposition Fee

We paid no disposition fees to our former advisor under the terms of the Advisory Agreement. In addition, we have no obligation to pay any disposition fees to our former advisor in the future.

Subordinated Participation Interest

Pursuant to the terms of the partnership agreement for our operating partnership, as amended on November 14, 2008, our former advisor had the right to receive a subordinated distribution upon the occurrence of certain liquidity events based on the value of our assets owned at the time the Advisory Agreement was terminated plus any assets acquired after such termination for which our former advisor received an acquisition fee. On October 18, 2010, this right was purchased along with our former advisor's partnership units in our operating partnership pursuant to the Redemption Agreement as discussed above. As a result, our former advisor no longer has the right to receive any subordinated distribution.

20. Selected Quarterly Financial Data (Unaudited)

Set forth below is the unaudited selected quarterly financial data. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the unaudited selected quarterly financial data when read in conjunction with our consolidated financial statements (in thousands, except per share data).

	Quarter Ended			
2012	**December 31**	**September 30**	**June 30**	**March 31**
Revenues	$ 74,042	$ 78,098	$ 76,261	$ 71,243
Expenses	(63,985)	(66,873)	(77,820)	(60,544)
Income (loss) before other income (expense)	10,057	11,225	(1,559)	10,699
Other expense, net	(11,874)	(14,156)	(17,755)	(11,006)
Net loss	$ (1,817)	$ (2,931)	$ (19,314)	$ (307)
Less: net income attributable to noncontrolling interests	(19)	(21)	(8)	(8)
Net loss attributable to controlling interest	$ (1,836)	$ (2,952)	$ (19,322)	$ (315)
Net loss per share attributable to controlling interest - basic	$ (0.01)	$ (0.01)	$ (0.08)	$ 0.00
Net loss per share attributable to controlling interest - diluted	$ (0.01)	$ (0.01)	$ (0.08)	$ 0.00
Weighted average number of shares outstanding - basic	214,412	218,264	229,436	228,881
Weighted average number of shares outstanding - diluted	214,412	218,264	229,436	228,881

2011	Quarter Ended December 31	September 30	June 30	March 31
Revenues	$ 65,532	$ 69,940	$ 68,074	$ 70,892
Expenses	(53,801)	(58,807)	(55,541)	(58,978)
Income before other income (expense)	11,731	11,133	12,533	11,914
Other expense, net	(9,724)	(10,899)	(11,371)	(9,724)
Net income	$ 2,007	$ 234	$ 1,162	$ 2,190
Less: net (income) loss attributable to noncontrolling interests	(12)	(9)	9	(40)
Net income attributable to controlling interest	$ 1,995	$ 225	$ 1,171	$ 2,150
Net income per share attributable to controlling interest - basic	$ 0.00	$ 0.00	$ 0.01	$ 0.01
Net income per share attributable to controlling interest - diluted	$ 0.00	$ 0.00	$ 0.01	$ 0.01
Weighted average number of shares outstanding - basic	227,825	229,391	228,341	214,797
Weighted average number of shares outstanding - diluted	228,317	229,568	228,801	214,997

21. Subsequent Events

The significant events that occurred subsequent to the balance sheet date, but prior to the filing of this report, that would have a material impact on the consolidated financial statements are summarized below.

Distributions

On January 4, 2013, we paid our quarterly cash distribution of $30.9 million to our Class A and B common stockholders of record on December 31, 2012.

On January 18, 2013, our Board of Directors authorized a quarterly cash distribution to be paid on April 4, 2013 to stockholders of record on March 29, 2013. This distribution of $0.14375 per share represents an annualized rate of $0.575 per share and will be paid on all of our Class A and B common stock.

Common Stock Offering

On January 7, 2013, we commenced an at-the-market offering of our Class A common stock with an aggregate sales price of up to $250.0 million.

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged to Expenses	Adjustments to Valuation Accounts	Deductions	Balance at End of Period
2010 - Allowance for doubtful accounts	$ 1,222	$ 1,022	$ —	$ (318)	$ 1,926
2011 - Allowance for doubtful accounts	1,926	1,447	—	(1,875)	1,498
2012 - Allowance for doubtful accounts	1,498	1,064	—	(394)	2,168

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

The following schedule presents our total real estate investments and accumulated depreciation for our operating properties as of December 31, 2012 (in thousands):

			Initial Cost to Company			Gross Amount at Which Carried at Close of Period						
		Encumbrances	Land	Buildings, Improvements and Fixtures	Cost Capitalized Subsequent to Acquisition (a)	Land	Buildings, Improvements and Fixtures	Total (b)	Accumulated Depreciation (d)	Date of Construction	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed (e)
Southpointe Office Parke and Epler Parke (Medical Office)	Indianapolis, IN	$ 12,008	$ 3,746	$ 14,476	$ 758	$ 3,746	$ 15,234	$ 18,980	(3,185)	1991-2002	1/2007	39
Crawfordsville Medical Office Park and Athens Surgery Center (Medical Office)	Crawfordsville, IN	4,158	699	5,474	150	699	5,624	6,323	(1,151)	1998-2000	1/2007	39
The Gallery Professional Building (Medical Office)	St. Paul, MN	5,873	1,157	5,009	3,188	1,157	8,197	9,354	(2,115)	1979	3/2007	39
Lenox Office Park, Building G (Office)	Memphis, TN	11,735	1,670	13,626	(853)	1,670	12,773	14,443	(2,300)	2000	3/2007	39
Commons V Medical Office Building (Medical Office)	Naples, FL	9,376	4,173	9,070	178	4,173	9,248	13,421	(1,567)	1991	4/2007	39
Yorktown Medical Center and Shakerag Medical Center (Medical Office)	Peachtree City and Fayetteville, GA	13,091	3,545	15,792	2,622	3,545	18,414	21,959	(3,506)	1987-1994	5/2007	39
Thunderbird Medical Plaza (Medical Office)	Glendale, AZ	13,357	3,842	19,680	3,253	3,842	22,933	26,775	(4,676)	1975-1987	5/2007	39
Triumph Hospital Northwest and Triumph Hospital Southwest (Healthcare Related Facility)	Houston and Sugarland, TX	—	3,047	28,550	238	3,047	28,788	31,835	(6,443)	1986-1989	6/2007	39
Gwinnett Professional Center (Medical Office)	Lawrenceville, GA	5,200	1,290	7,246	1,090	1,290	8,336	9,626	(1,610)	1985	7/2007	39
1 and 4 Market Exchange (Medical Office)	Columbus, OH	10,093	2,326	17,208	1,165	2,326	18,373	20,699	(2,664)	2001-2003	8/2007	39
Kokomo Medical Office Park (Medical Office)	Kokomo, IN	8,147	1,779	9,613	358	1,779	9,971	11,750	(2,096)	1992-2003	8/2007	39
St. Mary Physicians Center (Medical Office)	Long Beach, CA	—	1,815	10,242	212	1,815	10,454	12,269	(1,512)	1992	9/2007	39
2750 Monroe Boulevard (Office)	Valley Forge, PA	—	2,323	22,631	5,423	2,323	28,054	30,377	(4,228)	1985	9/2007	39
East Florida Senior Care Portfolio (Healthcare Related Facility)	Jacksonville, Winter Park and Sunrise, FL	—	10,078	34,870	1	10,078	34,871	44,949	(8,449)	1985-1989	9/2007	39
Northmeadow Medical Center (Medical Office)	Roswell, GA	—	1,245	9,109	148	1,245	9,257	10,502	(1,817)	1999	11/2007	39
Tucson Medical Office Portfolio (Medical Office)	Tucson, AZ	—	1,309	17,574	686	1,309	18,260	19,569	(3,350)	1970-1994	11/2007	39
Lima Medical Office Portfolio (Medical Office)	Lima, OH	—	701	19,052	780	701	19,832	20,533	(3,654)	1920-2004	12/2007	39
Highlands Ranch Park Plaza (Medical Office)	Highlands Ranch, CO	8,114	2,240	10,426	1,370	2,240	11,796	14,036	(2,325)	1983-1985	12/2007	39
Park Place Office Park (Medical Office)	Dayton, OH	—	1,987	11,341	1,182	1,987	12,523	14,510	(2,710)	1987-2002	12/2007	39

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)

			Initial Cost to Company			Gross Amount at Which Carried at Close of Period						
		Encumbrances	Land	Buildings, Improvements and Fixtures	Cost Capitalized Subsequent to Acquisition (a)	Land	Buildings, Improvements and Fixtures	Total (b)	Accumulated Depreciation (d)	Date of Construction	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed (e)
Chesterfield Rehabilitation Center (Medical Office)	Chesterfield, MO	—	4,212	27,901	770	4,313	28,570	32,883	(4,112)	2007	12/2007	39
Medical Portfolio 1 (Medical Office)	Overland, KS and Largo, Brandon, and Lakeland, FL	21,439	4,206	28,373	2,244	4,206	30,617	34,823	(5,493)	1978-1997	2/2008	39
Fort Road Medical Building (Medical Office)	St. Paul, MN	—	1,571	5,786	421	1,571	6,207	7,778	(1,004)	1981	3/2008	39
Liberty Falls Medical Plaza (Medical Office)	Township, OH	—	842	5,640	624	842	6,264	7,106	(1,258)	2008	3/2008	39
Cypress Station Medical Office Building (Medical Office)	Houston, TX	—	1,345	8,312	634	1,345	8,946	10,291	(1,559)	1981-2006	3/2008	39
Vista Professional Center (Medical Office)	Lakeland, FL	—	1,082	3,588	96	1,082	3,684	4,766	(772)	1996-1998	3/2008	39
Senior Care Portfolio 1 (Healthcare Related Facility)	Arlington, Galveston, Port Arthur and Texas City, TX and Lomita and El Monte, CA	—	4,871	30,002	—	4,871	30,002	34,873	(4,419)	1959-1994	Various	39
Amarillo Hospital (Healthcare Related Facility)	Amarillo, TX	—	1,110	17,688	5	1,110	17,693	18,803	(2,322)	2007	5/2008	39
5995 Plaza Drive (Office)	Cypress, CA	14,644	5,109	17,961	342	5,109	18,303	23,412	(3,022)	1986	5/2008	39
Nutfield Professional Center (Medical Office)	Derry, NH	9,169	1,075	10,320	420	1,075	10,740	11,815	(1,389)	1963-1996	6/2008	39
SouthCrest Medical Plaza (Medical Office)	Stockbridge, GA	10,917	4,259	14,636	261	4,259	14,897	19,156	(2,918)	2005-2006	6/2008	39
Medical Portfolio 3 (Medical Office)	Indianapolis, IN	—	9,355	70,259	8,947	9,355	79,206	88,561	(15,646)	1988-1996	6/2008	39
Academy Medical Center (Medical Office)	Tucson, AZ	3,166	1,193	6,106	1,154	1,193	7,260	8,453	(1,384)	1975-1985	6/2008	39
Decatur Medical Plaza (Medical Office)	Decatur, GA	—	3,166	6,862	348	3,166	7,210	10,376	(1,142)	1976	6/2008	39
Medical Portfolio 2 (Medical Office)	O'Fallon and St. Louis, MO and Keller and Wichita Falls, TX	24,609	5,360	33,506	787	5,360	34,293	39,653	(5,768)	1957-2006	Various	39
Renaissance Medical Centre (Medical Office)	Bountiful, UT	18,989	3,701	24,442	173	3,701	24,615	28,316	(2,988)	2004	6/2008	39
Oklahoma City Medical Portfolio (Medical Office)	Oklahoma City, OK	—	—	25,976	1,945	—	27,921	27,921	(3,950)	1991-2007	9/2008	39
Medical Portfolio 4 (Medical Office)	Phoenix, AZ, Parma and Jefferson West, OH, and Waxahachie, Greenville, and Cedar Hill, TX	7,508	2,632	38,652	2,274	2,632	40,926	43,558	(6,063)	1972-2007	Various	39
Mountain Empire Portfolio (Medical Office)	Kingsport and Bristol, TN and Pennington Gap and Norton, VA	—	804	20,149	1,004	804	21,153	21,957	(4,286)	1976-2007	9/2008	39
Mountain Plains — TX (Medical Office)	San Antonio and Webster, TX	—	1,248	34,857	141	1,248	34,998	36,246	(4,695)	1998-2006	12/2008	39
Marietta Health Park (Medical Office)	Marietta, GA	7,200	1,276	12,197	415	1,276	12,612	13,888	(2,000)	2000	12/2008	39
Wisconsin Medical Portfolio 1	Milwaukee, WI	—	1,980	26,032	—	1,980	26,032	28,012	(4,533)	1964-2007	2/2009	39
Wisconsin Medical Portfolio 2	Franklin, WI	9,704	1,574	31,655	—	1,574	31,655	33,229	(4,542)	2001-2004	5/2009	39
Greenville Hospital Portfolio	Greenville, SC	69,370	3,952	135,776	1,642	3,949	137,421	141,370	(13,182)	1974-2009	9/2009	39

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)

			Initial Cost to Company			Gross Amount at Which Carried at Close of Period						
		Encumbrances	Land	Buildings, Improvements and Fixtures	Cost Capitalized Subsequent to Acquisition (a)	Land	Buildings, Improvements and Fixtures	Total (b)	Accumulated Depreciation (d)	Date of Construction	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed (e)
Mary Black Medical Office Building	Spartanburg, SC	—	—	12,523	(3)	—	12,520	12,520	(1,433)	2006	12/2009	39
Hampden Place Medical Office Building	Englewood, CO	—	3,032	12,553	(78)	3,032	12,475	15,507	(1,380)	2004	12/2009	39
Dallas LTAC Hospital	Dallas, TX	—	2,301	20,627	—	2,301	20,627	22,928	(1,805)	2007	12/2009	39
Smyth Professional Building	Baltimore, MD	—	—	7,760	31	—	7,791	7,791	(926)	1984	12/2009	39
Atlee Medical Portfolio	Coriscana, TX and Ft. Wayne, IN and San Angelo, TX	—	—	17,267	—	—	17,267	17,267	(1,765)	2007-2008	12/2009	39
Denton Medical Rehabilitation Hospital	Denton, TX	—	2,000	11,704	—	2,000	11,704	13,704	(1,207)	2008	12/2009	39
Banner Sun City Medical Portfolio	Sun City, AZ and Sun City West, AZ	—	744	70,035	2,841	744	72,876	73,620	(10,729)	1971-2004	12/2009	39
Camp Creek	Atlanta, GA	—	2,022	12,965	(195)	2,022	12,770	14,792	(1,701)	2006	3/2010	39
King Street	Jacksonville, GA	5,927	—	7,232	(70)	—	7,162	7,162	(631)	2007	3/2010	39
Deaconess Evansville Clinic Portfolio	Evansville, IN	20,519	2,109	36,180	46	2,109	36,226	38,335	(3,566)	1952-2006	3/2010	39
Sugar Land II Medical Office Building	Sugar Land, TX	—	—	9,648	85	—	9,733	9,733	(1,182)	1999	3/2010	39
East Cooper Medical Center	Mount Pleasant, SC	—	2,073	5,939	110	2,073	6,049	8,122	(743)	1992	3/2010	39
Pearland Medical Portfolio	Pearland, TX	—	1,602	7,017	69	1,602	7,086	8,688	(925)	2003-2007	3/2010	39
Hilton Head Medical Portfolio	Hilton Head Island, SC	—	1,333	7,463	(1)	1,333	7,462	8,795	(704)	1996-2010	3/2010	39
NIH @ Triad Technology Center	Baltimore, MD	11,630	—	26,548	—	—	26,548	26,548	(2,005)	1989	3/2010	39
Federal North Medical Office Building	Pittsburgh, PA	—	2,489	30,268	54	2,489	30,322	32,811	(2,373)	1999	4/2010	39
Balfour Concord Portfolio	Denton,TX and Lewisville,TX	—	452	11,384	—	452	11,384	11,836	(990)	2000	6/2010	39
Cannon Park Place	Charleston, SC	—	425	8,651	12	425	8,663	9,088	(630)	1998	6/2010	39
7900 Fannin	Houston, TX	22,152	—	34,764	100	—	34,864	34,864	(2,545)	2005	6/2010	39
Overlook at Eagle's Landing	Stockbridge, GA	5,237	638	6,685	34	638	6,719	7,357	(607)	2004	7/2010	39
Sierra Vista Medical Office Building	San Luis Obispo, CA	—	—	11,900	1,468	—	13,368	13,368	(1,036)	2009	8/2010	39
Orlando Medical Portfolio	Orlando, FL	—	—	14,226	520	—	14,746	14,746	(1,188)	1998-2000	9/2010	39
Santa Fe Medical Portfolio	Sante Fe, NM	3,421	1,539	11,716	29	1,539	11,745	13,284	(928)	1978-2010	9/2010	39
Rendina Medical Portfolio	Las Vegas, NV and Poughkeepsie, NY and St. Louis, MO and Tucson, AZ and Wellington, FL	18,280	—	68,488	1,610	—	70,098	70,098	(4,850)	2006-2008	9/2010	39
Allegheny HQ Building	Pittsburgh, PA	25,694	1,514	32,368	356	1,514	32,724	34,238	(2,157)	2002	10/2010	39
Raleigh Medical Center	Raleigh, NC	—	1,281	12,530	820	1,281	13,350	14,631	(1,064)	1989	11/2010	39
Columbia Medical Portfolio	Albany, NY, and Latham, NY, and Temple Terrace, FL, Carmel NY, and N. Adams, MA	70,732	9,567	160,696	764	9,567	161,460	171,027	(10,720)	1964-2007	11/2010	39
Florida Orthopedic ASC	Temple Terrace, FL	—	752	4,211	—	752	4,211	4,963	(322)	2001	12/2010	39
Select Medical LTACH	Augusta, GA and Dallas, TX and Orlando, FL, and Tallahassee, FL	—	12,719	76,186	—	12,719	76,186	88,905	(4,764)	2006-2007	12/2010	39

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)

			Initial Cost to Company			Gross Amount at Which Carried at Close of Period						
		Encumbrances	Land	Buildings, Improvements and Fixtures	Cost Capitalized Subsequent to Acquisition (a)	Land	Buildings, Improvements and Fixtures	Total (b)	Accumulated Depreciation (d)	Date of Construction	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed (e)
Phoenix MOB Portfolio	Phoenix, AZ	26,497	1,058	31,865	1,196	1,058	33,061	34,119	(2,585)	1989-2004	12/2010	39
Medical Park of Cary	Cary, NC	—	2,931	19,855	373	2,931	20,228	23,159	(1,641)	1996	12/2010	39
Holston Medical Portfolio	Bristol, TN	—	492	16,374	81	492	16,455	16,947	(1,215)	1983	3/2011	38
Desert Ridge Portfolio	Phoenix, AZ	—	—	27,738	120	—	27,858	27,858	(1,159)	2004-2006	10/2011	39
St. John Providence Medical Office Building	Novi, MI	—	—	42,371	—	—	42,371	42,371	(1,642)	2007	1/2012	39
Camp Creek III	Atlanta, GA	—	939	6,723	—	939	6,723	7,662	(233)	2010	1/2012	39
Penn Avenue	Pittsburgh, PA	—	1,774	38,921	34	1,774	38,955	40,729	(1,158)	1907	3/2012	39
Steward Medical Portfolio	Boston, MA	—	—	88,208	359	2,106	86,461	88,567	(2,292)	1930-2011	3/2012	31
Rush LLC	Oak Park, IL	—	1,096	38,550	—	1,096	38,550	39,646	(551)	2000	8/2012	38
Forest Park Pavilion	Dallas, TX	—	9,670	11,152	—	9,670	11,152	20,822	—	2010	12/2012	39
Total		$ 507,956	$181,447	$ 1,988,956	$ 57,361	$183,651	$ 2,044,113	$2,227,764	$ (235,157)			

(a) The cost capitalized subsequent to acquisition is net of dispositions.

(b) The changes in total real estate for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance as of the beginning of the year	$ 1,971,254	$ 1,902,586	$ 1,206,478
Acquisitions	239,403	55,017	683,055
Additions	18,761	19,157	13,358
Dispositions	(1,654)	(5,506)	(305)
Balance as of the end of the year	$ 2,227,764	$ 1,971,254	$ 1,902,586

(c) The aggregate cost of our real estate for federal income tax purposes was $2.6 billion.

(d) The changes in accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance as of the beginning of the year	$ 164,783	$ 105,123	$ 56,689
Additions	72,028	65,158	48,737
Dispositions	(1,654)	(5,498)	(303)
Balance as of the end of the year	$ 235,157	$ 164,783	$ 105,123

(e) Tenant improvements are depreciated over the shorter of the lease term or useful life, ranging from one month to 240 months, respectively. Furniture, fixtures and equipment are depreciated over five years.

HEALTHCARE TRUST OF AMERICA, INC.
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE ASSETS

The following is a summary of our mortgage loans receivable as of December 31, 2012 (in thousands):

Mortgage Loans	Description	Security	Interest Rate	Maturity Date	Periodic Payment Terms	Face Amount of Mortgages	Carrying Amount of Mortgages
MacNeal Hospital Medical Office Building Berwyn, Illinois	Medical Office Building	Property	10.95% (1)	5/1/2013	(3)	$ 7,500	$ 7,500
MacNeal Hospital Medical Office Building Berwyn, Illinois	Medical Office Building	Property	10.95 (1)	5/1/2013	(3)	7,500	7,500
St. Luke's Medical Office Building Phoenix, Arizona	Medical Office Building	Property	10.85 (2)	5/1/2013	(3)	3,750	3,750
St. Luke's Medical Office Building Phoenix, Arizona	Medical Office Building	Property	10.85 (2)	5/1/2013	(3)	1,250	1,250
Total						$ 20,000	$ 20,000

(1) The effective interest rate based on the purchase price of these notes is 14.60% as of December 31, 2012.

(2) The effective interest rate based on the purchase price of these notes is 14.47% as of December 31, 2012.

(3) Interest only, with principal due on maturity.

The following shows changes in the carrying amounts of mortgage loans receivable during the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31, 2012	2011	2010
Balance as of the beginning of the year	$ 57,459	$ 57,091	$ 54,763
Additions:			
Amortization of discount and capitalized loan costs, net	—	368	2,328
Deductions:			
Mortgage loan included in the consideration for the acquisition of a building	(37,264)	—	—
Write-off of capitalized closing costs	(195)	—	—
Balance as of the end of the year	$ 20,000	$ 57,459	$ 57,091

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEALTHCARE TRUST OF AMERICA, INC.
(Registrant)

By	/s/ Scott D. Peters Scott D. Peters	Chief Executive Officer, President and Chairman (Principal Executive Officer)
Date	March 1, 2013	
By	/s/ Kellie S. Pruitt Kellie S. Pruitt	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date	March 1, 2013	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By	/s/ Scott D. Peters Scott D. Peters	Chief Executive Officer, President and Chairman (Principal Executive Officer)
Date	March 1, 2013	
By	/s/ Kellie S. Pruitt Kellie S. Pruitt	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date	March 1, 2013	
By	/s/ Maurice J. DeWald Maurice J. DeWald	Director
Date	March 1, 2013	
By	/s/ W. Bradley Blair, II W. Bradley Blair, II	Director
Date	March 1, 2013	
By	/s/ Warren D. Fix Warren D. Fix	Director
Date	March 1, 2013	
By	/s/ Larry L. Mathis Larry L. Mathis	Director
Date	March 1, 2013	
By	/s/ Gary T. Wescombe Gary T. Wescombe	Director
Date	March 1, 2013	

EXHIBIT INDEX

Following the consummation of the merger of NNN Realty Advisors, Inc., which previously served as our sponsor, with and into a wholly owned subsidiary of Grubb & Ellis Company on December 7, 2007, NNN Healthcare/Office REIT, Inc., NNN Healthcare/Office REIT Holdings, L.P., NNN Healthcare/Office REIT Advisor, LLC and NNN Healthcare/Office Management, LLC changed their names to Grubb & Ellis Healthcare REIT, Inc., Grubb & Ellis Healthcare REIT Holdings, LP, Grubb & Ellis Healthcare REIT Advisor, LLC, and Grubb & Ellis Healthcare Management, LLC, respectively.

Following the Registrant's transition to self-management, on August 24, 2009, Grubb & Ellis Healthcare REIT, Inc. and Grubb & Ellis Healthcare REIT Holdings, LP changed their names to Healthcare Trust of America, Inc. and Healthcare Trust of America Holdings, LP, respectively.

The following Exhibit List refers to the entity names used prior to such name changes in order to accurately reflect the names of the parties on the documents listed.

Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the exhibits.

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (and are numbered in accordance with Item 601 of Regulation S-K).

3.1 Fourth Articles of Amendment and Restatement (included as Exhibit 3.1 to our Current Report on Form 8-K filed on December 22, 2010 and incorporated herein by reference).

3.2 Bylaws of NNN Healthcare/Office REIT, Inc. (included as Exhibit 3.2 to our Registration Statement on Form S-11 (Commission File. No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).

3.3 Amendment to the Bylaws of Grubb & Ellis Healthcare REIT, Inc., effective April 21, 2009 (included as Exhibit 3.4 to Post-Effective Amendment No. 11 to our Registration Statement on Form S-11 (File No. 333-133652) filed on April 21, 2009.

3.4 Amendment to the Bylaws of Grubb & Ellis Healthcare REIT, Inc., effective January 1, 2011 (included as Exhibit 3.2 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).

3.5 Amended and Restated Bylaws of Healthcare Trust of America, Inc., effective December 19, 2012 (included as Exhibit 3.1 to our Current Report on Form 8-K filed December 19, 2012 and incorporated herein by reference).

4.1 Healthcare Trust of America, Inc. Share Repurchase Plan, effective August 25, 2008 (included as Exhibit C to our Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

4.2 Healthcare Trust of America, Inc. Distribution Reinvestment Plan, effective September 20, 2006 (included as Exhibit B to our Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

10.1 Agreement of Limited Partnership of NNN Healthcare/Office REIT Holdings, L.P. (included as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 9, 2006 and incorporated herein by reference).

10.2 Amendment No. 1 to Agreement of Limited Partnership of Grubb & Ellis Healthcare REIT Holdings, LP (included as Exhibit 10.2 to our Current Report on Form 8-K filed on November 19, 2008 and incorporated herein by reference).

10.3	Amendment No. 2 to Agreement of Limited Partnership of Grubb & Ellis Healthcare REIT Holdings, LP by Healthcare Trust of America, Inc. (formerly known as Grubb & Ellis Healthcare REIT, Inc.) dated as of August 24, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
10.4†	NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.3 to our Registration Statement on Form S-11 (Commission File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).
10.5†	Amendment to the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.4 to Amendment No. 6 to our Registration Statement on Form S-11 (Commission File No. 333-133652) filed on September 12, 2006 and incorporated herein by reference).
10.6†	Amendment to the Grubb & Ellis Healthcare REIT, Inc. 2006 Independent Directors' Compensation Plan, effective January 1, 2009 (included as Exhibit 10.68 in our Annual Report on Form 10-K filed March 27, 2009 and incorporated herein by reference).
10.7†	Amendment to the Healthcare Trust of America, Inc. 2006 Independent Directors Compensation Plan, effective as of May 20, 2010 (included as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).
10.8†	Healthcare Trust of America, Inc. Amended and Restated 2006 Incentive Plan, dated February 24, 2011 (included as Exhibit 10.1 to our Current Report on Form 8-K filed March 2, 2011 and incorporated herein by reference).
10.9†	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Scott D. Peters, effective as of July 1, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).
10.10†	Amendment to Employment Agreement with Scott D. Peters, effective as of May 20, 2010 (included as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).
10.11†	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Mark Engstrom, effective as of July 1, 2009 (included as Exhibit 10.2 to our Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).
10.12†	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Kellie S. Pruitt effective as of July 1, 2009 (included as Exhibit 10.3 to our Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).
10.13	Form of Amended and Restated Indemnification Agreement executed by Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe (included as Exhibit 10.1 to our Current Report on Form 8-K filed December 22, 2010 and incorporated herein by reference).
10.14	Form of Indemnification Agreement executed by Kellie S. Pruitt and Mark D. Engstrom (included as Exhibit 10.2 to our Current Report on Form 8-K filed December 22, 2010 and incorporated herein by reference).
10.15	Purchase and Sale Agreement by and between Greenville Hospital System and HTA Greenville, LLC, dated July 15, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed July 16, 2009 and incorporated herein by reference).

10.16	First Amendment to Purchase and Sale Agreement by and between Greenville Hospital System and HTA Greenville, LLC, dated August 14, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed August 20, 2009 and incorporated herein by reference).
10.17	Second Amendment to Agreement of Sale and Purchase by and between Greenville Hospital System and HTA Greenville, LLC, dated August 21, 2009 (included as Exhibit 10.2 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
10.18	Third Amendment to Agreement of Sale and Purchase by and between Greenville Hospital System and HTA Greenville, LLC, dated August 26, 2009 (included as Exhibit 10.3 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
10.19	Fourth Amendment to Agreement of Sale and Purchase by and between Greenville Hospital System and HTA — Greenville, LLC, dated September 4, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed September 11, 2009 and incorporated herein by reference).
10.20	Future Development Agreement by and between HTA — Greenville, LLC and Greenville Hospital System, dated September 9, 2009 (included as Exhibit 10.1 to our Current Report on Form 8-K filed September 22, 2009 and incorporated herein by reference).
10.21	Right of First Opportunity by and between HTA — Greenville, LLC and Greenville Hospital System, dated September 9, 2009 (included as Exhibit 10.2 to our Current Report on Form 8-K filed September 22, 2009 and incorporated herein by reference).
10.22	Purchase and Sale Agreement dated October 26, 2010 by and between COLUMBIA NAH GROUP, LLC and HTA — NORTHERN BERKSHIRE, LLC (included as Exhibit 10.7 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.23	Purchase and Sale Agreement dated October 26, 2010 by and between COLUMBIA 90 ASSOCIATES, LLC and HTA — REGION HEALTH, LLC (included as Exhibit 10.8 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.24	Purchase and Sale Agreement dated October 26, 2010 by and between WASHINGTON AVE. CAMPUS, LLC and HTA — 1223 WASHINGTON, LLC (included as Exhibit 10.9 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.25	Purchase and Sale Agreement dated October 26, 2010 by and between COLUMBIA TEMPLE TERRACE, LLC and HTA — 13020 TELECOM, LLC (included as Exhibit 10.10 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.26	Purchase and Sale Agreement dated October 26, 2010 by and between PATROON CREEK BLVD, LLC and HTA — PATROON CREEK, LLC (included as Exhibit 10.11 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.27	Purchase and Sale Agreement dated October 26, 2010 by and between COLUMBIA PHC GROUP, LLC and HTA — PUTNAM CENTER, LLC (included as Exhibit 10.12 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.28	Purchase and Sale Agreement dated October 26, 2010 by and between PINSTRIPES, LLC and HTA — 1092 MADISON, LLC (included as Exhibit 10.13 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).

10.29	Purchase and Sale Agreement dated October 26, 2010 by and between COLUMBIA WASHINGTON VENTURES, LLC and HTA — WASHINGTON MEDICAL ARTS I, LLC (included as Exhibit 10.14 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.30	Purchase and Sale Agreement dated October 26, 2010 by and between 1375 ASSOCIATES, LLC, ERLY REALTY DEVELOPMENT, INC, and HTA — WASHINGTON MEDICAL ARTS II, LLC (included as Exhibit 10.15 to Post-Effective Amendment No. 1 to the Company's Form S-11 Registration Statement (Commission File No. 333-158418) filed on December 27, 2010 and incorporated herein by reference).
10.31	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as syndication agents, U.S. Bank National Association, Fifth Third Bank, Capital One, N.A., Regions Bank, and Compass Bank, as documentation agents, and the Lenders Party Hereto dated March 29, 2012 (included as Exhibit 10.1 to our Current Report on Form 8-K filed on April 2, 2012 and incorporated herein by reference).
10.32	Guaranty by Healthcare Trust of America, Inc. for the benefit of JPMorgan Chase Bank, N.A., as administrative agent, the Lenders, the Issuing Bank and the Swingline Lender dated March 29, 2012 (included as Exhibit 10.2 to our Current Report on Form 8-K filed on April 2, 2012 and incorporate herein by reference).
10.33	Leasehold Purchase and Sale Agreement is made and entered into as of March 9, 2012, by and between Steward Health Care System LLC and Healthcare Trust of America, Inc. (included as Exhibit 10.3 to our Quarterly Report on Form 10-Q filed May 15, 2012 and incorporated herein by reference).
10.34†	Employment Agreement between Healthcare Trust of America, Inc. and Amanda Houghton effective as of March 24, 2011 (included as Exhibit 10.4 to our Quarterly Report on Form 10-Q filed May 15, 2012 and incorporated herein by reference).
10.35	Amended and Restated Agreement of Limited Partnership of Healthcare Trust of America Holdings, LP (included as Exhibit 10.1 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.36†	Form of LTIP Award Agreement (CEO Version) (included as Exhibit 10.2 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.37†	Form of LTIP Award Agreement (Executive Version) (included as Exhibit 10.3 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.38†	Form of LTIP Award Agreement (Director Version) (included as Exhibit 10.4 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.39†	Amendment to Employment Agreement with Scott D. Peters, effective as of May 16, 2012 (included as Exhibit 10.5 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.40†	Amendment to Employment Agreement with Kellie S. Pruitt, effective as of May16, 2012 (included as Exhibit 10.6 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).
10.41†	Amendment to Employment Agreement with Mark D. Engstrom, effective as of May 16, 2012 (included as Exhibit 10.7 to our Current Report on Form 8-K filed on May 18, 2012 and incorporated herein by reference).

10.42	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Wells Fargo Bank, N.A., as administrative agent, Wells Fargo Securities, LLC, as lead arranger, and the Lenders Party Hereto, dated July 20, 2012 (included as Exhibit 10.8 to our Quarterly Report on Form 10-Q filed on August 9, 2012 and incorporated herein by reference).
10.43	Guaranty by Healthcare Trust of America, Inc. in favor of Wells Fargo Bank, N.A., as administrative agent dated July 20, 2012 (included as Exhibit 10.9 to our Quarterly Report on Form 10-Q filed on August 9, 2012 and incorporated herein by reference).
10.44	Amended and Restated Agreement of Limited Partnership of Healthcare Trust of America Holdings, LP (included as Exhibit 10.1 to our Current Report on Form 8-K filed December 21, 2012 and incorporated herein by reference).
10.45*†	Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Scott D. Peters, effective January 1, 2013.
10.46*†	Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Kellie S. Pruitt, effective January 1, 2013.
10.47*†	Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Mark Engstrom, effective January 1, 2013.
10.48*†	Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Amanda Houghton, effective January 1, 2013.
10.49*	Form of Indemnification Agreement executed by Amanda Houghton.
10.50*	Form of Indemnification Agreement executed by Robert Milligan.
12.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of Healthcare Trust of America, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed herewith.
**	Furnished herewith.
†	Compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]


20950
URGENT CARE

DESERT RIDGE MEDICAL CAMPUS
PHOENIX, AZ



CAMP CREEK MEDICAL CENTER I
ATLANTA, GA


EYECARE

GREENVILLE PHYSICIANS BUILDING
GREENVILLE, TX


St. Rita's Regional Cancer Center

ST. RITA'S MEDICAL PLAZA
LIMA, OH



OVIEDO MEDICAL OFFICE BUILDING
OVIEDO, FL


26850

ST. JOHN PROVIDENCE
NOVI, MI


URGENT CARE

WINGHAVEN MEDICAL OFFICE BUILDING
O'FALLON, MO


FOREST PARK
TOWER

FOREST PARK MEDICAL CENTER TOWER
DALLAS, TX



HTA

Healthcare Trust *of* America, Inc.

A Leading Owner of Medical Office Buildings

HEALTHCARE TRUST OF AMERICA, INC. | NYSE: HTA

16435 North Scottsdale Road, Suite 320 | Scottsdale, AZ 85254

p: 480.998.3478 | f: 480.991.0755 | www.htareit.com

HTA LISTED NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

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HTA
Healthcare Trust of America, Inc.
A Leading Owner of Medical Office Buildings

Annual Meeting and Stockholder Vote – *URGENT!*

Dear Stockholders,

This has been an exciting year for Healthcare Trust of America. Over the last 12 months, we listed our shares on the New York Stock Exchange and provided liquidity for half of your shares in the company owned prior to the listing, well in advance of our original target date. We now ask that you vote in our upcoming 2013 Annual Meeting.

HTA Performance Update

For our initial stockholders who invested on January 1, 2007, we have generated total returns of over 85% through April 1, 2013, a return of 10.4%[1] on an annualized basis. This significantly beats the total returns of the MSCI US REIT Index (RMS) and the S&P 500 over the same period. Additionally, 50% of your shares owned prior to the listing are eligible to trade on the NYSE. The remaining shares are scheduled to achieve liquidity on June 6 and December 6 of 2013.


HTA Total Returns
+85%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
2007
2008
2009
2010
2011
2012
2013
HTA
RMS
S&P 500

Your Vote is Important

You are receiving this letter because you are an investor in HTA and your vote at our 2013 Annual Meeting is important. Since listing our shares on the NYSE, HTA's investor base now also includes Wall Street investors. **However, stockholders who invested in us prior to the listing still own more than half of our company! Please help us finish the course that we started over 6 years ago and vote.**

Multiple Ways to Vote

In the next few weeks, you will receive a proxy ballot as part of our 2013 Annual Meeting. The process is very straight forward and should take less than 5 minutes of your time to complete. You will receive information and a ballot in the mail. Please review the materials carefully. We ask that you vote on all matters in one of four ways:

i. **Online**: Vote at www.eproxyvote.com/hta and follow the online instructions. The control number will be found on the investor proxy card

ii. **Phone**: Call toll free at (866) 977-7699

iii. **Mail**: Complete, sign and mail back the paper proxy card that will be sent to stockholders

iv. **Fax**: Complete, sign, and fax the proxy card to (781) 633-4036

Voting Matters

This year, there are two items on the ballot. The first item is the re-election of our existing directors. These directors have helped guide HTA since its founding and are on the ballot for another one year term. The second item is the re-election of our auditor, Deloitte & Touche, LLP. We ask that you review the proxy materials carefully and vote accordingly.

We appreciate your patience as we work through the listing process and for your continued support.

Sincerely,

/s/ Scott D. Peters
Scott D. Peters
Chairman, Chief Executive Officer, and President

---

[1] As of 4/1/2013, assumes all dividends received were reinvested in HTA stock through the Dividend Reinvestment Program, when available

We have filed with the Securities and Exchange Commission a proxy statement and other relevant materials relating to our Annual Meeting. Our stockholders are urged to read these materials because they contain important information. Stockholders may obtain free copies of these materials and other documents filed with the Securities and Exchange Commission at www.sec.gov. Healthcare Trust of America, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders with respect to the matters to be presented at the Annual Meeting. Stockholders may obtain detailed information regarding the direct and indirect interests of Healthcare Trust of America, Inc. and its respective executive officers and directors in the matters to be presented at the Annual Meeting by reading the proxy statement.

HEALTHCARE TRUST OF AMERICA, INC.

P.O. BOX 55046
BOSTON, MA 02205-5046





Your Proxy Vote is Important!

You can authorize a proxy to cast your vote and otherwise represent you at the 2013 Annual Meeting of Stockholders in one of four ways:

Vote by Internet: Authorize your proxy online at **www.eproxyvote.com/hta** until 11:59 p.m. eastern daylight time on July 8, 2013.

Vote by Phone: Call our toll free number at **(866) 977-7699**, to authorize your proxy until 11:59 p.m. eastern daylight time on July 8, 2013.

Vote by Mail: Please complete, sign and date this form. Fold and return your entire ballot in the enclosed postage paid return envelope.

Vote by Fax: Fax the completed proxy card to **(781) 633-4036** until 11:59 p.m. eastern daylight time on July 8, 2013.

If Voting by Mail
Remember to **sign** and **date** form below.
Please ensure the address to the right shows through the window of the enclosed postage paid return envelope.

PROXY TABULATOR
P.O. BOX 55046
BOSTON MA 02205-9836

HEALTHCARE TRUST OF AMERICA, INC.
ANNUAL MEETING OF STOCKHOLDERS
JULY 9, 2013
PROXY CARD
Solicited by the Board of Directors
Please Authorize Your Proxy to Vote by July 8, 2013

The undersigned stockholder of Healthcare Trust of America, Inc., a Maryland corporation, hereby appoints Scott D. Peters and Kellie S. Pruitt, and each of them as proxies, for the undersigned with full power of substitution in each of them, to attend the 2013 Annual Meeting of Stockholders of Healthcare Trust of America, Inc. to be held on July 9, 2013 at 9:00 a.m. local time, at The Westin Kierland Resort & Spa, 6902 East Greenway Parkway, Scottsdale, Arizona 85254, and any and all postponements and adjournments thereof, to cast, on behalf of the undersigned, all votes that the undersigned is entitled to cast, and otherwise to represent the undersigned, at such meeting and all postponements and adjournments thereof, with all power possessed by the undersigned as if personally present. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and of the accompanying proxy statement, each of which is hereby incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

The votes entitled to be cast by the undersigned will be cast as instructed on the reverse. The votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter that may properly come before the annual meeting or any postponement or adjournment thereof, including matters incident to its conduct or a motion to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on July 9, 2013: The proxy statement, proxy card and 2012 annual report are available at **www.eproxyvote.com/hta**.



SIGN, DATE and RETURN:
When shares are held by joint tenants or tenants in common, the signature of one shall bind all unless the Secretary of the company is given written notice to the contrary and furnished with a copy of the instrument or order which so provides. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such under signature. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by an authorized person.

Signature ______________________

Signature ______________________

Date ______________________

The Board of Directors recommends a vote "For All Nominees" in Proposal 1 and "For" Proposal 2. If this proxy is duly executed and returned and no voting instructions are given, such proxy will be voted "For All Nominees" named in Proposal 1 and "For" Proposal 2.

Please mark boxes as in the example [X]

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT*
1. Election of Directors – The election of each of the six director nominees listed below to serve until the 2014 annual meeting of stockholders and until their successor are duly elected and qualified.	☐	☐	☐

(1) Scott D. Peters (2) W. Bradley Blair, II (3) Maurice J. DeWald
(4) Warren D. Fix (5) Larry L. Mathis (6) Gary T. Wescombe

To **withhold authority** to vote for any individual nominee(s) write the number(s) of the nominee(s) in the box below.

[ ]

	FOR	AGAINST	ABSTAIN
2. To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.	☐	☐	☐

Please check box at right if you plan on attending the Annual Meeting of Stockholders on July 9, 2013. ☐

You may obtain directions to attend the 2013 Annual Meeting of Stockholders of Healthcare Trust of America, Inc. by calling (480) 998-3478.


HTA
Healthcare Trust of America, Inc.
A Leading Owner of Medical Office Buildings

16435 N. Scottsdale Road, Suite 320
Scottsdale, Arizona 85254
(480) 998-3478

www.htareit.com

April 30, 2013

Dear Stockholder:

On behalf of the Board of Directors, I invite you to attend the 2013 Annual Meeting of Stockholders of Healthcare Trust of America, Inc. The meeting will be held on July 9, 2013 at 9:00 a.m. local time, at The Westin Kierland Resort & Spa, 6902 East Greenway Parkway, Scottsdale, Arizona 85254. We look forward to your attendance.

Attached are the Notice of Annual Meeting of Stockholders and proxy statement. They describe the formal business to be acted upon by the stockholders.

At the annual meeting, we will present a report on the status of our business, our portfolio of properties and other related matters. Our stockholders will have an opportunity to ask questions at the meeting.

Your vote is very important. Regardless of the number of our shares you own, it is very important that your shares be represented at the 2013 Annual Meeting of Stockholders. **ACCORDINGLY, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE 2013 ANNUAL MEETING OF STOCKHOLDERS IN PERSON, I URGE YOU TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE.** You may do this by completing, signing and dating the accompanying proxy card and returning it via fax to (781) 633-4036 or in the accompanying self-addressed postage-paid return envelope. You also may authorize your proxy via the internet at www.eproxyvote.com/hta or by telephone by dialing toll-free (866) 977-7699. Please follow the directions provided in the proxy statement to vote your shares. This will not prevent you from voting in person at the 2013 Annual Meeting of Stockholders, but will assure that your vote will be counted if you are unable to attend the 2013 Annual Meeting of Stockholders.

YOUR VOTE IS VERY IMPORTANT. THANK YOU FOR YOUR ATTENTION TO THIS MATTER, AND FOR YOUR CONTINUED SUPPORT OF, AND INTEREST IN, OUR COMPANY.

Sincerely,

/s/ Scott D. Peters

Scott D. Peters
Chief Executive Officer, President and Chairman


HTA
Healthcare Trust of America, Inc.
A Leading Owner of Medical Office Buildings

16435 N. Scottsdale Road, Suite 320
Scottsdale, Arizona 85254
(480) 998-3478

www.htareit.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD July 9, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders of Healthcare Trust of America, Inc., a Maryland corporation, will be held on July 9, 2013 at 9:00 a.m. local time, at The Westin Kierland Resort & Spa, 6902 East Greenway Parkway, Scottsdale, Arizona 85254, for the following purposes:

1. *Election of Directors.* To consider and vote upon the election of the six director nominees named in this proxy statement, each for a term of one year and until his successor is duly elected and qualifies;

2. *Ratification of Auditors.* To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2013; and

3. *Other Business.* To transact such other business as may properly come before the 2013 Annual Meeting of Stockholders and any postponement or adjournment thereof.

These items are discussed in the accompanying proxy statement. The proxy statement is made a part of this notice. Our stockholders of record on April 19, 2013, are entitled to vote at the 2013 Annual Meeting of Stockholders of Healthcare Trust of America, Inc. We reserve the right, in our sole discretion, to postpone or adjourn the 2013 Annual Meeting of Stockholders to provide more time to solicit proxies for the meeting. The proxy solicitation materials are being mailed to stockholders on or about May 10, 2013.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to Be Held on July 9, 2013: The proxy statement, proxy card and 2012 annual report are available at www.eproxyvote.com/hta.

Please sign and date the accompanying proxy card and return it promptly by fax to (781) 633-4036 or in the accompanying self-addressed postage-paid return envelope, whether or not you plan to attend the meeting. You also may authorize a proxy electronically via the internet at www.eproxyvote.com/hta or by telephone by dialing toll-free (866) 977-7699. Instructions are included with the proxy card. Your vote is important to us and, thus, we urge you to submit your ballot early. You may revoke your proxy at any time prior to its exercise. If you attend the 2013 Annual Meeting of Stockholders, you may vote in person if you wish, even if you previously have returned your proxy card or authorized a proxy electronically or telephonically.

By Order of the Board of Directors,

/s/ Kellie S. Pruitt

Kellie S. Pruitt
Secretary

April 30, 2013

TABLE OF CONTENTS

HEALTHCARE TRUST OF AMERICA, INC.

16435 N. Scottsdale Road, Suite 320
Scottsdale, Arizona 85254
Telephone: (480) 998-3478

PROXY STATEMENT

The accompanying proxy is solicited by the Board of Directors of Healthcare Trust of America, Inc., or HTA, for use in voting at the 2013 Annual Meeting of Stockholders, or the annual meeting, to be held on July 9, 2013 at 9:00 a.m. local time, at The Westin Kierland & Spa, 6902 East Greenway Parkway, Scottsdale, Arizona 85254, and at any postponement or adjournment thereof, for the purposes set forth in the attached notice. The proxy solicitation materials are being mailed to stockholders on or about May 10, 2013.

The following questions and answers relate to the 2013 Annual Meeting of Stockholders.

What is the purpose of the annual meeting?

At the annual meeting, stockholders will consider and vote upon the following:

- the election of the six director nominees named in this proxy statement, each to hold office for a one-year term expiring at the 2014 Annual Meeting of Stockholders and until his successor is duly elected and qualifies; and
- the ratification of the appointment of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the year ending December 31, 2013.

Management will also report on our accomplishments to date, including our business and our portfolio of properties. Management will also respond to questions from stockholders. In addition, representatives of our independent registered public accounting firm are expected to be present at the annual meeting, and will have an opportunity to make a statement if they so desire, and will be available to respond to questions from the stockholders.

What are the Board of Directors' voting recommendations?

The Board of Directors recommends that you vote or authorize a proxy to vote your shares:

- **FOR** all of the nominees named in this proxy statement for election as directors; and
- **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2013.

What happens if additional proposals are presented at the annual meeting?

Other than the matters described in this proxy statement, we are not aware of any additional matters to be presented for a vote at the annual meeting. If other matters are presented and you are voting by proxy, your proxy grants the individuals named as proxy holders the discretion to vote your shares as they see fit on any additional matters properly presented for a vote at the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on April 19, 2013, or the record date, are entitled to receive notice of the annual meeting and to vote the shares of common stock that they hold on that date at the annual meeting, or any postponements or adjournments of the annual meeting. As of the record date, we had 111,424,429 shares of Class A common stock and 114,566,254 of Class B common stock, respectively, issued and outstanding and entitled to vote. You are entitled to one vote for each share of common stock you held as of the record date regardless of class. **Please be advised that you should vote all ballots received, as each class of stock will have a separate ballot.**

What is the difference between a "record holder" and stockholder who holds stock in "street name"?

Stockholders of Record. If your shares are registered in your name with our transfer agent, DST Systems, you are a stockholder of record with respect to those shares and these proxy materials were sent directly to you by Boston Financial Services.

Street Name Holders. If you hold your shares in an account at a bank or broker, then you are the beneficial owner of shares held in "street name." These proxy materials were forwarded to you by your bank or broker, who is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares held in your account.

What are "routine" and "non-routine" matters and how are broker non-votes counted?

A broker or other nominee holding shares for a beneficial owner may generally vote on "routine" matters without receiving voting instructions, but may not vote on "non-routine" matters without receiving voting instructions. A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular "non-routine" proposal because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner. The election of nominees for the Board (Proposal No. 1) is considered a "non-routine" matter, and, therefore, a broker or nominee may not vote shares held for a beneficial owner without instructions and there may consequently be broker non-votes in connection with such proposal. **Therefore, we strongly encourage you to instruct your broker or nominee on how you wish to vote your shares on the election of directors.** The ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for 2013 (Proposal No. 2) is considered a "routine" matter and, therefore, a broker or nominee may vote shares held for a beneficial owner without instructions and no broker non-votes are expected to occur in connection with such proposal. Pursuant to Maryland law, broker non-votes and abstentions are not considered votes cast, but are counted as present for quorum purposes.

What constitutes a quorum?

If a majority of all of the shares outstanding and entitled to vote on the record date are present at the annual meeting, either in person or by proxy, we will have a quorum at the meeting, permitting the conduct of business at the meeting. Abstentions and broker non-votes will be counted to determine whether a quorum is present.

How do I authorize a proxy to vote my shares at the annual meeting?

You can authorize a proxy to vote your shares by mail, fax, telephone or internet, following the instructions set forth below and on the proxy card.

- *Mail* — Stockholders may authorize a proxy by completing the accompanying proxy card and mailing it in the accompanying self-addressed postage-paid return envelope. Completed proxy cards must be received by July 8, 2013.
- *Fax* — Stockholders may authorize a proxy by completing the accompanying proxy card and faxing it to (781) 633-4036 until 11:59 p.m. eastern daylight time on July 8, 2013.
- *Telephone* — Stockholders may authorize a proxy by telephone by dialing toll-free at (866) 977-7699 until 11:59 p.m. eastern daylight time on July 8, 2013.
- *Internet* — Stockholders may authorize a proxy electronically using the internet at www.eproxyvote.com/hta until 11:59 p.m. eastern daylight time on July 8, 2013.

If you hold shares of our common stock in street name, you will need to follow the voting instructions provided by the institution that holds your shares.

Can I revoke my proxy after I return my proxy card or after I authorize a proxy by telephone or over the internet?

You may revoke your proxy at any time before the proxy is exercised at the annual meeting by:

- delivering to our Secretary a written notice of revocation;

- attending the annual meeting and voting in person (although attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request);
- returning a properly signed proxy card bearing a later date than your first proxy card (if received before the annual meeting); or
- authorizing a later dated proxy using the telephone or internet (if received before the deadline for telephone or internet proxies).

If you hold shares of our common stock in street name, you will need to contact the institution that holds your shares and follow its instructions for revoking a proxy.

What vote is required to approve each proposal that comes before the annual meeting?

Election of directors. To elect a director nominee, the affirmative vote of a majority of the shares of our common stock present in person or by proxy at a meeting at which a quorum is present must be cast in favor of the nominee. This means that a director nominee needs to receive more votes for his election than withheld from or present but not voted in his election in order to be elected to the Board of Directors. The election of nominees for the Board of Directors is considered a "non-routine" matter and, therefore, a broker or nominee may not vote shares held for a beneficial owner without instructions. Therefore, broker non-votes, abstentions and "withhold" votes will have the effect of a vote against each nominee for director. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he will continue to serve as a "holdover" director until his successor is duly elected and qualifies.

Ratification of auditors. To approve the ratification of the appointment of Deloitte, the affirmative vote of a majority of all votes cast at a meeting at which a quorum is present must be cast in favor of the proposal. Abstentions will have no impact on the proposal to ratify the appointment of Deloitte. The ratification of the appointment of Deloitte is deemed to be a "routine" matter and brokers will be permitted to vote uninstructed shares as to such matter.

How can I find the results of the annual meeting?

Preliminary results will be announced at the annual meeting. We intend to publish final results in a Current Report on Form 8-K filed with the SEC within four business days after the annual meeting.

What happens if the meeting is postponed or adjourned?

Your proxy will still be effective and will be voted at the rescheduled annual meeting. You will still be able to change or revoke your proxy until it is voted.

Will my vote make a difference?

Yes! Your vote is needed to ensure that the proposals can be acted upon. Unlike most other public companies, no large brokerage houses or affiliated groups of stockholders own substantial blocks of our shares. As a result, a large number of our stockholders must be present in person or by proxy at the annual meeting to constitute a quorum. **AS A RESULT, YOUR VOTE IS VERY IMPORTANT EVEN IF YOU OWN ONLY A SMALL NUMBER OF SHARES! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder proxies.** We encourage you to participate in the governance of HTA and welcome your attendance at the annual meeting.

Who will bear the costs of soliciting votes for the meeting?

HTA will bear the entire cost of the solicitation of proxies from its stockholders. We have retained Boston Financial Data Services to assist us in connection with the solicitation of proxies for the annual meeting. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our Directors and officers who will not receive any additional compensation for such solicitation activities. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy solicitation materials to our stockholders.

How do I get additional copies of SEC filings?

Copies of HTA's financial reports, including its reports to the Securities and Exchange Commission, or the SEC, filed on Forms 10-K and 10-Q, with financial statements and financial statement schedules, but without exhibits, are available without cost by sending your written request to: Healthcare Trust of America, Inc., 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, Attention: Secretary, or by calling (480) 998-3478, or by sending an e-mail to the following address: info@htareit.com. We file information electronically with the SEC, and the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including HTA) that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov. Copies of SEC filings, including exhibits, can also be obtained free of charge by clicking on "SEC Filings" under "Investor Relations" on our website at www.htareit.com. This website address is provided for your information and convenience. Our website is not incorporated into this proxy statement and should not be considered part of this proxy statement. You can obtain a copy of any listed exhibit to a Form 10-K or Form 10-Q by sending your written request to our Secretary at the address furnished above. We will furnish the copy upon payment of a fee to reimburse our expenses.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement contains both historical and forward-looking statements. Forward-looking statements are based on current expectations, plans, estimates, assumptions and beliefs, including expectations, plans, estimates, assumptions and beliefs about our company, the real estate industry and the debt and equity capital markets. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements include information concerning possible or assumed future results of operations of our company. The forward-looking statements included in this proxy statement are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- changes in economic conditions affecting the healthcare property sector, the commercial real estate market and the credit market;
- competition for acquisition of medical office buildings and other facilities that serve the healthcare industry;
- economic fluctuations in certain states in which our property investments are geographically concentrated;
- retention of our senior management team;
- financial stability and solvency of our tenants;
- supply and demand for operating properties in the market areas in which we operate;
- our ability to acquire real properties, and to successfully operate those properties once acquired;
- changes in property taxes;
- legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry;
- fluctuations in reimbursements from third party payors such as Medicare and Medicaid;

- delays in liquidating defaulted mortgage loan investments;
- changes in interest rates;
- the availability of capital and financing;
- restrictive covenants in our credit facilities;
- changes in our credit ratings;
- our ability to remain qualified as a REIT; and
- the risk factors set forth in our 2012 Annual Report on Form 10-K or any subsequent filings with the SEC.

Forward-looking statements speak only as of the date made. Except as otherwise required by the federal securities laws, we undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this proxy statement or that may be made elsewhere from time to time by, or on behalf of, us.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Background

The Board of Directors currently consists of six directors. Our bylaws provide for a minimum of three and a maximum of 15 directors and that our Directors each serve a term of one year, but may be re-elected. The Board of Directors has nominated Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe, each for a term of office commencing on the date of the 2013 Annual Meeting of Stockholders and ending on the date of the 2014 Annual Meeting of Stockholders and until their successors are duly elected and qualify. Each of Messrs. Peters, Blair, DeWald, Fix, Mathis and Wescombe currently serves as a member of the Board of Directors. The Board of Directors believes the nominees have played and will continue to play a vital role in our management and operations and our continued growth and success.

Unless otherwise instructed on the proxy, the shares represented by proxies will be voted **"FOR ALL NOMINEES"** who are named below. Each of the nominees has consented to being named as a nominee in this proxy statement and has agreed that, if elected, he will serve on the Board of Directors for a one-year term and until his successor is duly elected and qualifies. If any nominee becomes unavailable for any reason, the shares represented by proxies may be voted for a substitute nominee designated by the Board of Directors. We are not aware of any family relationship among any of the nominees to become Directors or executive officers of HTA. Each of the nominees for election as Director has stated that there is no arrangement or understanding of any kind between him and any other person relating to his election as a Director except that such nominees have agreed to serve as our Directors if elected.

Information about Director Nominees

Biographical Information

The following table and biographical descriptions set forth information with respect to the individuals who are our director nominees.

Name	Age	Position	Term of Office
Scott D. Peters	55	Chief Executive Officer, President and Chairman of the Board	Since 2006
W. Bradley Blair, II	69	Independent Director	Since 2006
Maurice J. DeWald	73	Independent Director	Since 2006
Warren D. Fix	74	Independent Director	Since 2006
Larry L. Mathis	69	Independent Director	Since 2007
Gary T. Wescombe	70	Independent Director	Since 2006

Scott D. Peters has served as our Chairman of the Board since July 2006, Chief Executive Officer since April 2006 and President since June 2007. He served as the Chief Executive Officer, President and a director of Grubb & Ellis Company, or Grubb & Ellis, our former sponsor, from December 2007 to July 2008, and as the Chief Executive Officer, President and director of NNN Realty Advisors, a wholly owned subsidiary of Grubb & Ellis, from its formation in September 2006. Through its merger with GBE, Mr. Peters served as Executive Vice President and Chief Financial Officer of Triple Net Properties, Inc. from September 2004 to November 2006. From April 2006 to 2007, Mr. Peters served as Director of NNN Apartment REIT, Inc. Mr. Peters served as President and Chief Executive Officer of G REIT, Inc. from 2005 to 2006, having previously served as the company's Executive Vice President and Chief Financial Officer from September 2004. From February 1997 to February 2007, Mr. Peters served as Senior Vice President, Chief Financial Officer and a director of Golf Trust of America, Inc. (now known as Pernix Therapeutics Holdings, Inc. (AMEX: PTX)), a publicly traded REIT. From 1992 through 1996, Mr. Peters served as Executive Vice President and Chief Financial Officer of the Pacific Holding Company (LSR) in Los Angeles. From 1988 to 1992, Mr. Peters served as Senior Vice President and Chief Financial Officer of Castle & Cooke Properties, Inc. Mr. Peters received a B.B.A. degree in Accounting and Finance from Kent State University.

W. Bradley Blair, II has served as an independent director of our company since September 2006. Mr. Blair served as the Chief Executive Officer, President and Chairman of the board of directors of Golf Trust of America, Inc. (now known as Pernix Therapeutics Holdings, Inc. (AMEX: PTX)) from the time of its formation as a REIT and initial public offering in 1997 until his resignation and retirement in November 2007. During such term, Mr. Blair managed the acquisition, operation, leasing and disposition of the assets of the portfolio. From 1993 until February 1997, Mr. Blair served as Executive Vice President, Chief Operating Officer and General Counsel for The Legends Group. As an officer of The Legends Group, Mr. Blair was responsible for all aspects of operations, including acquisitions, development and marketing. From 1978 to 1993, Mr. Blair was the managing partner at Blair Conaway Bograd & Martin, P.A., a law firm specializing in real estate, finance, taxation and acquisitions. Currently, Mr. Blair operates the Blair Group consulting practice, which focuses on real estate acquisitions and finance. Mr. Blair received a B.S. degree in Business from Indiana University in Bloomington, Indiana and a Juris Doctorate degree from the University of North Carolina School of Law. Mr. Blair is a member of the American Bar Association and the North Carolina Bar Association.

Maurice J. DeWald has served as an independent director of our company since September 2006. He has served as the Chairman and Chief Executive Officer of Verity Financial Group, Inc., a financial advisory firm, since 1992, where the primary focus has been in both the healthcare and technology sectors. Mr. DeWald also serves as a director of Targeted Medical Pharma, Inc. and Emmaus Holdings, Inc. and as non-executive Chairman of Integrated Healthcare Holdings, Inc. Mr. DeWald also previously served as a director of Tenet Healthcare Corporation, ARV Assisted Living, Inc. and Quality Systems, Inc. From 1962 to 1991, Mr. DeWald was with the international accounting and auditing firm of KPMG, LLP, where he served at various times as an audit partner, a member of their board of directors and the managing partner of the Orange County, Los Angeles, and Chicago offices. Mr. DeWald has served as Chairman and director of both the United Way of Greater Los Angeles and the United Way of Orange County California. Mr. DeWald received a B.B.A. degree in Accounting and Finance from the University of Notre Dame and is a member of its Mendoza School of Business Advisory Council. Mr. DeWald is a Certified Public Accountant (inactive), and is a member of the California Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Warren D. Fix has served as an independent director of our company since September 2006. Mr. Fix also serves as a director of First Foundation, Inc., First Foundation Bank, Accel Networks, and CT Realty Investors. Until November of 2008, when he completed a process of dissolution, he served for five years as the chief executive officer of WCH, Inc., formerly Candlewood Hotel Company, Inc., having served as its Executive Vice President, Chief Financial Officer and Secretary since 1995. During his tenure with Candlewood Hotel Company, Inc., Mr. Fix oversaw the development of a chain of extended-stay hotels, including 117 properties aggregating 13,300 rooms. From July 1994 to October 1995, Mr. Fix was a consultant to Doubletree Hotels, primarily developing debt and equity sources of capital for hotel acquisitions and refinancing. Mr. Fix has been and continues to be a partner in The Contrarian Group, a business management and investment company since December 1992. From 1989 to December 1992, Mr. Fix served as President of The Pacific Company, a real estate investment and a development company. During his tenure at The Pacific Company, Mr. Fix was responsible for the development, acquisition and management of an apartment portfolio comprising in excess of 3,000 units. From 1964 to 1989, Mr. Fix held numerous positions, including Chief Financial Officer, of The Irvine Company, a major California-based real estate firm that develops residential property, for-sale housing, apartments, commercial, industrial, retail, hotel and other land related uses. Mr. Fix was one of the initial team of ten professionals hired by The Irvine Company to initiate the development of 125,000 acres of land in Orange County, California. Mr. Fix is a Certified Public Accountant (inactive). He received his B.A. degree from Claremont McKenna College and is a graduate of the UCLA Executive Management Program, the Stanford Financial Management Program, the UCLA Anderson Corporate Director Program, and the Stanford Directors' Consortium.

Larry L. Mathis has served as an independent director of our company since April 2007. Since 1998 he has served as an executive consultant with D. Peterson & Associates in Houston, Texas, providing counsel to select clients on leadership, management, governance, and strategy and is the author of *The Mathis Maxims, Lessons in Leadership.* For over 35 years, Mr. Mathis has held numerous leadership positions in organizations charged with planning and directing the future of healthcare delivery in the United States. Mr. Mathis is the founding President and Chief Executive Officer of The Methodist Hospital System in Houston, Texas, having served that institution in various executive positions for 27 years, including the last 14 years as Chief Executive Officer before his retirement in 1997. During his extensive career in the healthcare industry, he has served as a member of the board of directors of a number of national, state and local industry and professional organizations, including Chairman of the board of directors of the Texas Hospital Association, the American Hospital Association, and the American College of Healthcare Executives, and he has served the federal government as Chairman of the National Advisory Council on Health Care Technology Assessment and as a member of the Medicare Prospective Payment Assessment Commission. From 1997 to 2003, Mr. Mathis was a member of the board of directors and Chairman of the Compensation Committee of Centerpulse, Inc., and from 2004 to present a member of the board and Chairman of the nominating and governance committee of Alexion Pharmaceuticals, Inc., both U.S. publicly traded companies. Mr. Mathis received a B.A. degree in Social Sciences from Pittsburg State University and a M.A. degree in Health Administration from Washington University in St. Louis, Missouri.

Gary T. Wescombe has served as an independent director of our company since October 2006. He manages and develops real estate operating properties through American Oak Properties, LLC, where he is a principal. He is also director, Chief Financial Officer and Treasurer of the Arnold and Mabel Beckman Foundation, a nonprofit foundation established for the purpose of supporting scientific research. From October 1999 to December 2001, he was a partner in Warmington Wescombe Realty Partners in Costa Mesa, California, where he focused on real estate investments and financing strategies. Prior to retiring in 1999, Mr. Wescombe was a partner with Ernst & Young, LLP (previously Kenneth Leventhal & Company) from 1970 to 1999. In addition, Mr. Wescombe also served as a director of G REIT, Inc. from December 2001 to January 2008 and has served as chairman of the trustees of G REIT Liquidating Trust since January 2008. Mr. Wescombe received a B.S. degree in Accounting and Finance from San Jose State University and is a member of the American Institute of Certified Public Accountants and California Society of Certified Public Accountants.

Board Experience and Director Qualifications

Our Board of Directors has diverse and extensive knowledge and expertise in industries that are of particular importance to us, including the real estate and healthcare industries. This knowledge and experience includes acquiring, financing, developing, constructing, leasing, managing and disposing of both institutional and non-institutional commercial real estate. In addition, our Board of Directors has extensive and broad legal, auditing and accounting experience. Our Board of Directors has numerous years of hands-on and executive commercial real estate experience drawn from a wide range of disciplines. The Board of Directors has nominated each director to serve on the Board of Directors based on the unique skills he brings to the Board, as well as how such skills collectively enhance our Board of Directors. On an individual basis:

- Our Chairman, Mr. Peters, has over 25 years of experience in managing publicly traded REITs and brings insight into all aspects of our business due to both his current role and his history with our company. Mr. Peters co-founded our company in 2006 and has served as our Chief Executive Officer since inception. Mr. Peters also has substantial expertise in finance, accounting and real estate, having previously served a variety of companies as Chief Financial Officer. His comprehensive experience and extensive knowledge and understanding of the healthcare and real estate industries has been instrumental in the creation, development and growth of our company, as well as our current investment strategy.
- Mr. Blair provides broad real estate and legal experience, having served a variety of companies in advisory, executive and/or director roles for over 35 years, including over 10 years as Chief Executive Officer, president and Chairman of the board of directors of a publicly traded REIT. He also operates a consulting practice which focuses on real estate acquisitions and finance. His diverse background in other business disciplines, coupled with his deep understanding and knowledge of real estate, contributes to the quality guidance and oversight he brings to our Board of Directors.
- Mr. DeWald, based on his 30 year career with the international accounting and auditing firm of KPMG LLP, offers substantial expertise in accounting and finance. Mr. DeWald also has over 15 years of experience as a director of a number of companies in the healthcare, financial, banking and manufacturing sectors.

- Mr. Fix offers financial and management expertise, with particular industry knowledge in real estate, hospitality, agriculture and financial services. He has served in various executive and/or director roles in a number of public and private companies in the real estate, financial and technology sectors, for over 40 years.
- Mr. Mathis brings extensive experience in the healthcare industry, having held numerous leadership positions in organizations charged with planning and directing the future of healthcare delivery in the United States for over 35 years, including serving as Chairman of the National Advisory Council on Health Care Technology Assessment and as a member of the Medicare Prospective Payment Assessment Commission. He is the founding president and chief executive officer of The Methodist Hospital System in Houston, Texas, and has served as an executive consultant in the healthcare sector for over ten years.
- Mr. Wescombe provides expertise in accounting, real estate investments and financing strategies, having served a number of companies in various executive and director roles for over 40 years in both the real estate and non-profit sectors, including almost 30 years as a partner with Ernst & Young, LLP. He currently manages and develops real estate operating properties as a principal of a real estate company.

The Board of Directors recommends a vote "FOR ALL NOMINEES" named above for election as directors.

EXECUTIVE OFFICERS

The following table and biographical descriptions set forth information with respect to our executive officers:

Name	Age	Position	Term of Office
Scott D. Peters	55	Chief Executive Officer, President and Chairman of the Board	Since 2006
Kellie S. Pruitt	47	Chief Financial Officer, Secretary and Treasurer	Since 2009
Mark D. Engstrom	53	Executive Vice President — Acquisitions	Since 2009
Amanda L. Houghton	31	Executive Vice President — Asset Management	Since 2011

For biographical information regarding Mr. Peters, our Chief Executive Officer and President, see "Information about Director Nominees" above.

Kellie S. Pruitt has served as our Chief Financial Officer since May 2010, as our Treasurer since April 2009, and as our Secretary since July 2009. She also served as our Chief Accounting Officer from January 2009 until May 2010, as our Assistant Secretary from March 2009 to July 2009, and as our Controller for a portion of January 2009. From September 2007 to December 2008, Ms. Pruitt served as the Vice President, Financial Reporting and Compliance, for Fender Musical Instruments Corporation. Prior to joining Fender Musical Instruments Corporation in 2007, Ms. Pruitt served as a senior manager at Deloitte & Touche LLP, from 1995 to 2007, serving both public and privately held companies primarily concentrated in the real estate and consumer business industries. Ms. Pruitt received a B.A. degree in Accounting from the University of Texas at Arlington and is a member of the AICPA. Ms. Pruitt is a Certified Public Accountant licensed in Arizona and Texas.

Mark D. Engstrom has served as our Executive Vice President — Acquisitions since July 2009. From February 2009 to July 2009, Mr. Engstrom served as an independent consultant to us providing acquisition and asset management support. Mr. Engstrom has over 24 years of experience in organizational leadership, acquisitions, management, asset management, project management, leasing, planning, facilities development, financing, and establishing industry leading real estate and facilities groups. From 2006 through 2009, Mr. Engstrom was the Chief Executive Officer of Insite Medical Properties, a real estate services and investment company. From 2001 through 2005, Mr. Engstrom served as a Manager of Real Estate Services for Hammes Company and created a new business unit within the company which was responsible for providing asset and property management. Mr. Engstrom also served as a hospital administrator of Good Samaritan Hospitals from 1987 to 1995 and as a vice president of PM Realty Group from 1995 to 1998. Mr. Engstrom received a B.A. degree in Pre-Law and Public Administration from Michigan State University and a Masters Degree in Hospital and Healthcare Administration from the University of Minnesota.

Amanda L. Houghton has served as our Executive Vice President — Asset Management since December 2011. From January 2011 to December 2011, Ms. Houghton served as our Senior Vice President of Asset Management and Finance. From January 2010 to January 2011, Ms. Houghton served as our Vice President of Asset Management and Finance. Ms. Houghton comes from a varied background with experience in asset and joint venture management, acquisitions, dispositions, and corporate cash modeling and valuation. From August 2006 to December 2009, Ms. Houghton served as the Manger of Joint Ventures for Glenborough LLC in San Mateo, California, where she actively managed over two million square feet of retail/office properties and 400 acres of development land. Prior to joining Glenborough, from August 2005 to August 2006, Ms. Houghton provided acquisitions, asset management, and disposition support in her position as Senior Analyst at ING Clarion in Boston, Massachusetts. Between July 2004 and August 2005, she served as a Senior Project Analyst for Weyerhaeuser Realty Investors in Irvine, California. Prior to Weyerhaeuser, Ms. Houghton participated in mergers and acquisitions structuring and valuation at RSM EquiCo in Costa Mesa, California and business and intangible asset valuation at Bernstein, Conklin & Balcombe in Dallas, Texas. Ms. Houghton received a B.B.A degree in Finance and a B.A. degree in Public Policy from Southern Methodist University. Ms. Houghton holds the Chartered Financial Analyst designation, was appointed to the NAIOP Medical and Life Sciences Forum and is a member of the CFA Institute and Commercial Real Estate Women (CREW).

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors held 18 meetings during the year ended December 31, 2012. Each of our Directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during the period for which he served as a director and the total number of meetings held by all committees of the Board of Directors on which he served during the periods in which he served.

Board Leadership Structure

The Board of Directors believes it is important to select its Chairman and the company's Chief Executive Officer in the manner it considers in the best interests of the company at any given point in time. The members of the Board of Directors possess considerable business experience and in-depth knowledge of the issues our company faces and, therefore, are in the best position to evaluate our needs and how best to organize our leadership structure to meet those needs. Accordingly, the Chairman and Chief Executive Officer positions may be filled by one individual or by two different individuals. The Board of Directors believes that the most effective leadership structure for the company at this time is for Mr. Peters to serve as both our Chairman and Chief Executive Officer. Mr. Peters' combined role as Chairman and Chief Executive Officer serves as a bridge between the Board and management and provides unified leadership for developing and implementing our strategic initiatives and business plans.

Director Attendance at Annual Stockholder Meetings

Although we have no policy with regard to attendance by the members of the Board of Directors at our annual stockholder meetings, we invite and encourage the members of the Board of Directors to attend our annual stockholder meetings to foster communication between stockholders and the Board of Directors. All of our Directors attended the 2012 annual stockholder meeting in person, except for one that participated telephonically.

Contacting the Board of Directors

Any stockholder who desires to contact members of the Board of Directors may do so by writing to: Healthcare Trust of America, Inc., Board of Directors, 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, Attention: Secretary. Communications received will be distributed by our Secretary to such member or members of the Board of Directors as deemed appropriate by our Secretary, depending on the facts and circumstances outlined in the communication received. For example, if any questions regarding accounting, internal accounting controls and auditing matters are received, they will be forwarded by our Secretary to the Audit Committee for review.

Director Independence

We have a six-member Board of Directors. We consider all of our Directors other than Scott D. Peters, our Chief Executive Officer, to be independent under NYSE and SEC rules. Our charter provides that a majority of our Directors must be "independent directors." We consider all of our Directors other than Mr. Peters to be "independent directors" as defined in our charter. As currently defined in our charter, the term "independent director" means:

"[A] Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Corporation or its Affiliates by virtue of (i) employment by the Corporation or any of its Affiliates; (ii) performance of services, other than as a Director, for the Corporation; or (iii) maintenance of a material business or professional relationship with the Corporation or any of its Affiliates. A business or professional relationship is considered "material" if the aggregate gross income derived by the Director from the Corporation and its Affiliates (excluding fees for serving as a director of the Corporation or other REIT or real estate program that is organized, advised or managed by the Corporation and its Affiliates) exceeds five percent of either the Director's annual gross income during either of the last two years or the Director's net worth on a fair market value basis. An indirect association with the Corporation or its Affiliates shall include circumstances in which a Director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Corporation or its Affiliates."

In addition, our Audit Committee members qualify as independent under the NYSE's rules applicable to Audit Committee members.

Risk Management

The Board of Directors and each of its committees play an important role in overseeing the management of our company's risks. The Board regularly reviews our material risks and exposures, including operational, strategic, financial, legal and regulatory risks. Management is responsible for identifying the material risks facing our company, implementing appropriate risk management strategies that are responsive to our risk profile, integrating consideration of risk and risk management into our decision-making process, and promulgating policies and procedures to ensure that information with respect to material risks is transmitted to senior executives, as well as to our Board of Directors and appropriate committees of our Board. Our Board of Directors, through the work of our Audit, Compensation, Nominating and Corporate Governance, Investment and Risk Management Committees, provides Board level oversight of these risk management activities.

The Risk Management Committee has primary responsibility at the Board level for overseeing our risk management activities. The Risk Management Committee's responsibilities include reviewing and discussing with management and our independent auditors any significant risks or exposures faced by us, the steps management has taken to identify, mitigate, monitor, control or avoid such risks or exposures, and our underlying policies with respect to risk assessment and risk management. In addition, the Audit Committee reviews the management of financial risk and our policies regarding risk assessment and risk management. The Compensation Committee reviews the management of risks relating to our compensation plans and arrangements. The Nominating and Corporate Governance Committee reviews the management of risks relating to compliance and our corporate governance policies, while the Investment Committee reviews acquisition and other investment-related risks.

Our Board of Directors is regularly informed regarding the risk oversight discussions and activities of each of these Board committees through the reports each committee delivers to the full Board following each of its regular committee meetings. In addition, members of management responsible for managing our risk formally report to the full Board regarding enterprise risk management annually and also provide informal updates periodically throughout the year to the full Board and to individual committees of the Board.

Committees of the Board of Directors

Our Board of Directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full Board of Directors meeting, provided that the majority of the members of each committee are independent directors. Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, an Investment Committee and a Risk Management Committee.

Audit Committee. Our Audit Committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to our stockholders and others, the system of internal controls which management has established, and the audit and financial reporting process. The Audit Committee is responsible for the selection, evaluation and, when necessary, replacement of our independent registered public accounting firm. Under our Audit Committee charter, the Audit Committee will always be comprised solely of independent directors. The Audit Committee is currently comprised of Messrs. Blair, DeWald, Fix, Mathis and Wescombe, all of whom are independent directors. Mr. DeWald currently serves as the chairman of the Audit Committee and has been designated as the Audit Committee financial expert.

The Audit Committee has adopted a written charter under which it operates. This charter is available by clicking on "Governance Documents" under "Investor Relations" on our website at www.htareit.com. The Audit Committee held 11 meetings during the year ended December 31, 2012.

Compensation Committee. The primary responsibilities of our Compensation Committee are to advise the Board of Directors on compensation policies, establish performance objectives for our executive officers, prepare the report on executive compensation for inclusion in our annual proxy statement, review and recommend to our Board of Directors the appropriate level of director compensation and annually review our compensation strategy and assess its effectiveness. The Compensation Committee has the authority to engage outside advisors to assist it in fulfilling these responsibilities. In 2011 and 2012, the Compensation Committee engaged Towers Watson as its independent compensation consultant. In this capacity, Towers Watson reports directly to the Compensation Committee, and the Compensation Committee directs Towers Watson's work. Towers Watson has provided the Compensation Committee with advice regarding Mr. Peters' compensation, as well as the compensation of our other executive officers and non-employee directors in 2011 and 2012. Other than its work for the Compensation Committee, Towers Watson does not provide any other services to us, and after consideration of such factors prescribed by the SEC for purposes of assessing the independence of compensation consultants, the Compensation Committee has determined that no conflicts of interest exist between us and Towers Watson (or any individuals working on our account on Towers Watson's behalf).

Under our Compensation Committee charter, the Compensation Committee will always be comprised solely of independent directors. The Compensation Committee is currently comprised of Messrs. Blair, DeWald, Fix and Wescombe, all of whom are independent directors. Mr. Wescombe currently serves as the chairman of the Compensation Committee.

The Compensation Committee has adopted a written charter under which it operates. This charter is available by clicking on "Governance Documents" under "Investor Relations" on our website at www.htareit.com. The Compensation Committee held six meetings during the year ended December 31, 2012. Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation is provided in the "Compensation Discussion and Analysis" section below.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's primary purposes are to identify qualified individuals to become members of the Board of Directors, to recommend to the Board of Directors the selection of director nominees for election at the annual meeting of stockholders, to make recommendations regarding the composition of our Board of Directors and its committees, to assess director independence and the effectiveness of the Board of Directors, to develop and implement corporate governance guidelines and to oversee our compliance and ethics program. The Nominating and Corporate Governance Committee is currently comprised of Messrs. Blair, Fix and Mathis, all of whom are independent directors. Mr. Fix currently serves as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee has adopted a written charter under which it operates. This charter is available by clicking on "Governance Documents" under "Investor Relations" on our website at www.htareit.com. The Nominating and Corporate Governance Committee held five meetings during the year ended December 31, 2012.

The Nominating and Corporate Governance Committee will consider candidates for our Board of Directors recommended by stockholders. Recommendations should be delivered to: Healthcare Trust of America, Inc., Board of Directors, 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, Attention: Secretary. Recommendations must include, among other things, the full name and age of the candidate, a brief description of the proposed candidate's business experience for at least the previous five years and descriptions of the candidate's qualifications and the relationship, if any, to the stockholder, and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a Director if elected and a completed questionnaire (which questionnaire shall be provided by us, upon request, to the stockholder making the recommendation). Stockholders who are recommending candidates for consideration by our Board of Directors in connection with the next annual meeting of stockholders should submit their written recommendations not earlier than 150 days nor later than 120 days prior to the first anniversary of the date of this proxy statement.

In considering possible candidates for election as a director, the Nominating and Corporate Governance Committee is guided by the principle that each director should: (1) be an individual of high character and integrity; (2) be accomplished in his or her respective field, with superior credentials and recognition; (3) have relevant expertise and experience upon which to be able to offer advice and guidance to management; (4) have sufficient time available to devote to our affairs; (5) represent the long-term interests of our stockholders as a whole; and (6) represent a diversity of background and experience. We do not have a formal policy for the consideration of diversity in identifying nominees for director. However, in addition to the criteria set forth above, the Nominating and Corporate Governance Committee strives to create diversity in perspective, background and experience on the Board as a whole when identifying and selecting nominees for the Board of Directors.

Qualified candidates for membership on the Board of Directors will be considered without regard to race, color, religion, gender, ancestry, national origin or disability. The Nominating and Corporate Governance Committee will review the qualifications and backgrounds of directors and nominees (without regard to whether a nominee has been recommended by stockholders), as well as the overall composition of the Board of Directors, and recommend the slate of directors to be nominated for election at the annual meeting. We do not currently employ or pay a fee to any third party to identify or evaluate, or assist in identifying or evaluating, potential director nominees.

Investment Committee. Our Investment Committee's primary function is to assist the Board of Directors in reviewing proposed acquisitions presented by our management. The Investment Committee has the authority to reject proposed acquisitions that have a purchase price of less than $25 million, but does not have the authority to approve proposed acquisitions, which must receive the approval of the Board of Directors. The Investment Committee also serves in an active role in overseeing the management of our portfolio, including budgeting and asset management. The Investment Committee is currently comprised of Messrs. Blair, Fix, Peters and Wescombe. Messrs. Blair, Fix and Wescombe are independent directors. Mr. Blair currently serves as the chairman of the Investment Committee.

The Investment Committee has adopted a written charter under which it operates. This charter is available by clicking on "Governance Documents" under "Investor Relations" on our website at www.htareit.com. The Investment Committee held 13 meetings during the year ended December 31, 2012.

Risk Management Committee. Our Risk Management Committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing, assessing and discussing with our management team, general counsel and auditors: (1) material risks or exposures associated with the conduct of our business; (2) internal risk management systems management has implemented to identify, minimize, monitor or manage such risks or exposures; and (3) management's policies and procedures for risk management. The Risk Management Committee is currently comprised of Messrs. Blair, DeWald and Mathis, all of whom are independent directors. Mr. Mathis currently serves as the chairman of the Risk Management Committee.

The Risk Management Committee has adopted a written charter under which it operates. This charter is available by clicking on "Governance Documents" under "Investor Relations" on our website at www.htareit.com. The Risk Management Committee held four meetings during the year ended December 31, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

In the paragraphs that follow, we provide an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our named executive officers, and the material factors that we considered in making those decisions. Following this Compensation Discussion and Analysis, under the heading "Executive Compensation" you will find a series of tables containing specific data about the compensation earned in 2012 by the following individuals, our named executive officers:

- Scott D. Peters, Chief Executive Officer, President and Chairman of the Board;
- Kellie S. Pruitt, Chief Financial Officer, Secretary and Treasurer;
- Mark D. Engstrom, Executive Vice President — Acquisitions; and
- Amanda L. Houghton, Executive Vice President — Asset Management.

Executive Summary

Our executive compensation program is guided by the principle that the compensation of the executive officers should encourage creation of value for stockholders and achievement of strategic corporate objectives. In furtherance of this principle, our executive compensation program includes a number of features intended to reflect best practices in the market and help ensure that the program reinforces stockholder interests. These features are described in more detail below in this Compensation Discussion and Analysis and include the following:

- The majority of our executives' compensation is at-risk. For fiscal year 2012, approximately 94.5% of Mr. Peters', 89.9% of Ms. Pruitt's, 88.2% of Mr. Engstrom's and 90.6% of Ms. Houghton's target total direct compensation was performance-based and/or linked to the value of our stock price. As used in this discussion, the term "total direct compensation" means the aggregate amount of the executive's base salary, target annual incentive awards, and long-term equity incentive awards based on the grant-date fair value of such awards as determined under the accounting principles used in the Company's financial reporting.
- Executives' bonuses under our annual incentive program are determined each year by the Compensation Committee based on its assessment of our performance and the individual executive during the year. The annual bonus for Mr. Peters is subject to a cap, and the Compensation Committee has complete discretion to determine the amount that will be awarded to each executive (subject to the cap) or to award no bonus at all.
- Executives were awarded one-time grants of long-term incentive awards, or LTIP awards, in 2012 that will vest only if our stock price achieves specified levels of appreciation (based on our average closing price over a period of 20 consecutive trading days). These awards consist of equity interests in our operating partnership that, following the vesting of the award, may be converted into shares of our common stock if certain conditions are met. We believe these awards play an important role in linking the interests of our executives with those of our stockholders as the awards will have value only if our stock price increases substantially above the price of our stock in June 2012 when it was listed on the New York Stock Exchange. The awards also provide a retention incentive as the executive generally must remain employed with us through the achievement of a particular stock price goal in order for the LTIP units subject to that goal to vest.
- Executives were also granted equity awards in 2012 in the form of restricted stock. These awards provide a retention incentive as they vest over a multi-year period and, as the ultimate value of the award depends on our stock price, further link the interests of our executives with those of our stockholders.
- We do not provide any tax gross-up payments or material perquisites to our named executive officers.

Compensation Philosophy and Objectives

Our Compensation Committee is charged with the responsibility of setting compensation for our named executive officers and other executive officers and employees. Pursuant to the terms of the Compensation Committee charter of the Board, the Compensation Committee has oversight over all compensation programs, including plans and programs relating to cash compensation, incentive compensation and equity-based awards. The objectives of the executive compensation programs are to attract, incentivize and retain executive management in a manner that is tied to achieving our business objectives and aligning the financial interests of our executives with the long-term interests of stockholders. The compensation programs shall be determined based on a number of factors that the Compensation Committee believes most appropriately aligns these interests, including primary factors such as:

- the competitive market data of comparable peer companies and other companies with whom we compete for talent;
- the achievement of our overall financial results;
- individual contributions;
- individual experience and qualifications; and
- a compensation philosophy of "pay for performance."

An important objective of the Compensation Committee is to align the financial interests of the executives with those of our stockholders by providing significant equity-based, long-term incentives to the executives.

Our Business, Performance and Strategic Actions

Key accomplishments in the year ended December 31, 2012 and performance that we considered in determining compensation were as follows:

Listing. On June 6, 2012, we listed our Class A common stock on the New York Stock Exchange, or the NYSE, under the symbol "HTA." The listing was a transformational accomplishment for us moving our initial stockholders from a non-liquid, non-traded REIT to a staged liquidity event beginning on June 6, 2012 and scheduled to end by December 6, 2013. This was more than a year earlier than our initial projected liquidity date of September 2013. This execution was unique and saved stockholders millions of dollars in fees that are normally paid to investment banks in a traditional initial public offering, or IPO, process. Further, our stockholders were not diluted at the time of the listing with a contemporaneous additional equity raise at a discounted price to our valuation, which is also customary in a traditional IPO. The management team, and the Board of Directors that managed the company before the management team was formed, designed and accomplished a number of strategic steps that made the listing possible, including the following:

- made the decision in early 2008 to become purely focused on medical office buildings without development, which differentiates us from our publicly traded peers;
- strategic decisions were made to manage the economic recession in 2008 by slowing our acquisition pace, building a strong cash position and making $1.8 billion of opportunistic investments when the market adjusted in 2008, 2009 and 2010;
- negotiated reduced fees paid to our external advisor in October 2008 through September 2009 and made the decision to transition from an externally advised REIT to a self-managed REIT, which eliminated all external fees, saving over $87 million of fees, net of our cost, through the date of our Listing;
- left our external advisor in 2009 and from the ground up, built our infrastructure, accumulated, hired and trained our employees building a quality organization of over 130 people today;
- became the first non-traded REIT to leave its external advisor without paying an internalization fee, which can typically range between approximately $100 - $200 million depending on the size of the applicable company;

- in 2010 eliminated the 15% contractual promote fee pursuant to our initial offering to be paid to the external advisor upon liquidity and in 2012, eliminated the 8% contractual promote fee pursuant to our follow-on offering to be paid to management and directors upon a liquidity event;
- assembled a top quality portfolio of medical office buildings comprised of 12.6 million square feet, 95.7% on-campus or aligned with nationally and regionally recognized healthcare systems, 91% occupied with 56% credit rated tenants of which 40% are investment grade;
- developed and maintained a corporate philosophy of low leverage and flexible capital structure, which achieved investment grade ratings in July 2011 by Moody's and Standards & Poors. This allowed us to accomplish the Listing without raising additional equity and diluting our initial stockholders;
- implemented, developed and managed the roll out of our in-house property management and leasing platform through four regional offices, which today directly manages approximately 80% of our portfolio and successfully managed a geographically diverse portfolio, developed key industry relationships with nationally and regionally recognized healthcare systems, and
- obtained approval from the NYSE to list our Class A common stock on the NYSE without an offering — the first non-traded REIT to obtain such an approval from the NYSE. This execution saved stockholders millions of dollars in fees that are normally paid to investment banks in a traditional IPO process and we did not dilute our stockholders by raising additional equity at a discounted price to our valuation, which is also customary in a traditional IPO.

Acquisitions: We acquired $294.9 million of accretive, high quality, on-campus or affiliated medical office buildings in the year ended December 31, 2012. These acquisitions totaled over 1.3 million square feet and expanded our asset base by more than 10%. These properties were acquired directly from local developers or health systems and we believe are located in the key markets of Boston, Pittsburgh, Dallas and Atlanta. The buildings were over 99% occupied at the time of our purchase and were acquired at unlevered yields in the mid 7% range.

Asset Management: In 2012, we transitioned approximately 4.9 million square feet of gross leasable area, or GLA, to our in-house property management and leasing platform. As of December 31, 2012, approximately 70% of our current GLA was managed internally, which we believe contributed to our tenant retention rate of 86.5%. We believe this tenant retention rate is one of the highest in the healthcare real estate industry. We maintained our occupancy at 91% throughout 2012.

Balance Sheet. We significantly improved our balance sheet by maintaining low leverage of 32.8%, increasing the flexibility of our capital structure, lengthening our maturities and reducing our overall borrowing costs with the following:

- refinancing our $575 million unsecured line of credit, thereby reducing our funded borrowing costs by 55 bps, and extending the maturity of the line of credit to 2016;
- closing on $455 million of 4 and 7 year unsecured term loans;
- reducing our secured leverage ratio from 24.9% in 2011 to 18.3% in 2012; and
- reducing our average borrowing cost by more than 100 bps from 5.25% per annum for the year ended December 31, 2011 to 4.06% per annum for the year ended December 31, 2012.

Stockholder Returns: We believe the accomplishments in 2012 noted above and the continued dialogue that we have had with our initial stockholders and our new institutional investors have been effective and continues to generate value for our stockholders. As of March 31, 2013, just over nine months after our Listing, we have been able to generate a 25.3% one-year return. For our initial investors that invested beginning in January 2007, we have provided a total return of 85.5% which represents a 10.4% annualized return. Since January 2007, we have returned over $950 million to shareholders through dividends and share price appreciation. The chart below shows the comparison of HTA's returns from January 2007 through March 31, 2013 with that of the RMS, S&P 500 and SNL Healthcare REIT indices over that same period. The total return assumes that distributions were reinvested in shares of HTA using the distribution reinvestment plan until it was terminated in connection with the Listing.


150.0%
100.0%
50.0%
0.0%
-50.0%
-100.0%
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011
1/1/2012
1/1/2013
HTA
RMS
S&P 500
SNL HC REIT

How We Determine our Compensation Arrangements

The Compensation Committee periodically reviews the compensation arrangements of our executive officers and employees, and our overall compensation structure. In addition, the employment agreements of our named executive officers require that their base salary be reviewed by the Compensation Committee not less frequently than annually. In conducting these reviews in 2012, in addition to the requirements in the Compensation Committee charter, the Compensation Committee took into account, among other things, the following:

- our financial performance and business achievements as discussed above under "Our Business, Performance and Strategic Actions;"
- our continued growth and productivity through our self-managed entity;
- the quality of our acquisitions completed in 2012;
- the expansion of our healthcare system relationships, which we believe are a key factor impacting the success of our future growth;
- the expansion of our operations;
- our increasing coverage of distributions with cash flow from operations;
- our overall financial strength and growth;
- our high degree of financial flexibility and capital capacity, which we believe provides us with the ability to continue to execute a prudent growth strategy; and
- the additional responsibilities required in 2012 and beyond required of a publicly traded company.

Our Compensation Committee's independent consultant, Towers Watson, conducted a competitive market assessment of the compensation levels of each of our named executive officers compared to survey data from the 2012 NAREIT Compensation Survey, as well as a peer group consisting of the following companies:

Healthcare Realty Trust Incorporated	Health Care REIT, Inc.
Omega Healthcare Investors, Inc.	Medical Properties Trust, Inc.
HCP, Inc.	Alexandria Real Estate Equities, Inc.
Senior Housing Properties Trust	BioMed Realty Trust, Inc.
Ventas, Inc.	Brandywine Realty Trust

The companies reviewed by Towers Watson from the 2012 NAREIT Compensation Survey included healthcare REITs from a variety of sectors with total capitalization within a range of $2.5 billion to $5.0 billion. The peer group companies were selected by our Compensation Committee, with input from Towers Watson, based on (i) financial scope ($1.6 billion to $17.4 billion in assets and median assets of $4.5 billion), (ii) business segment (healthcare-related and office REITs) and (iii) structure (self-managed and publicly traded). For market pay comparisons, Towers Watson considers an executive to be paid "competitively" and within the range of competitive practice if such executives': (i) base salary is within +/-10% of the competitive pay standard; (ii) total cash compensation is within +/-15% of the competitive pay standard; and (iii) total direct compensation is within +/-20% of the competitive pay standard. For purposes of this discussion, "total direct compensation" consists of base salary, target annual bonus and grant date value of equity awards, with the equity award value being determined under generally accepted accounting principles and excluding the one-time LTIP unit awards granted to the executives in May 2012 and discussed below.

In the case of our Chief Executive Officer, Towers Watson reported that total cash compensation (which consists of base salary and annual bonus) is competitive at about the market median based on both the peer companies and the NAREIT survey and the equity award value is low relative to the market median.

In the case of our other named executive officers, excluding our Chief Executive Officer, Towers Watson reported that total direct compensation (excluding the one-time LTIP unit awards discussed below) was below the median when compared to both the 2012 NAREIT Compensation Survey data and the proxy data available for the peer group at the time Towers Watson completed its review.

Towers Watson also reported that our named executive officers' total equity holdings were low relative to current total equity holdings of named executive officers at our peer companies. As noted below, the Compensation Committee took the executives' equity holding levels into account in determining to vest certain shares held by the executives upon the Listing.

Finally, Towers Watson reported that the current levels of severance benefits (if triggered) (a) for the Chief Executive Officer, would be above competitive practice, and for (b) the other named executive officers, would be somewhat below competitive levels.

The Compensation Committee uses this information from Towers Watson as a reference point in making its compensation decisions, however, it does not benchmark to a particular percentile within the peer group or otherwise target any element of compensation at a particular level or quartile within the peer group.

The Role of Stockholder Say-on-Pay Votes. We provide our stockholders with the opportunity to cast an advisory vote every three years to approve our executive compensation program (referred to as a "say-on-pay proposal"). At our annual meeting of stockholders held in November 2011, a substantial majority of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this result affirms stockholders' support of our approach to executive compensation and, thus, the Compensation Committee did not change its approach in making its executive compensation decisions after the 2011 annual meeting. The Compensation Committee will continue to consider the outcome of our say-on-pay proposals when making future compensation decisions for the named executive officers.

Consistent with the stockholder advisory vote on the frequency of advisory votes to approve named executive officer compensation held in 2011, we decided that we would include an advisory vote on the compensation of our named executive officers in the proxy materials for our future annual meetings of stockholders every three years until the next required vote on the frequency of future advisory votes on the compensation of our named executive officers. The next say-on-pay vote to approve the compensation of our named executive offices would occur no later than our annual meeting of stockholders in 2014. The next required vote on the frequency of advisory votes to approve named executive officer compensation will occur no later than our annual meeting of stockholders in 2017.

Employment Agreements. Prior to 2012, we entered into an employment agreement with each of the named executive officers. Effective as of January 1, 2013, we entered into new employment agreements with each named executive officer. The new agreement with Mr. Peters has a four-year term, and the new employment agreements with each of the other named executive officers has a three-year term. In considering the appropriate terms of the employment agreements, the Compensation Committee focused on the increased duties and responsibilities of the executive following the Listing. Each of these executives has served and we expect will continue to serve a major role in hiring, supervising and overseeing our employees, the transition and implementation of self-management and the post-transition management of our company. In particular, as part of and as a result of this transition, the role of Mr. Peters, as our Chief Executive Officer and President, has been significantly expanded on a number of levels. We believe that these employment agreements are important in helping us attract and retain key executive and help promote the stability of our management team. A summary of the terms of the new employment agreements are described below under "Employment Agreements."

Elements of our 2012 Compensation Program

During 2012, the key elements of compensation for our named executive officers were base salary, annual bonus and long-term equity incentive awards, as described in more detail below. In addition to these key elements, we also provide severance protection for our named executive officers, as discussed below.

Base Salary. Base salary provides the fixed portion of compensation for our named executive officers and is intended to reward core competence in their role relative to skill, experience and contributions to us. The Compensation Committee reviewed the base salary levels for each of our named executive officers and the market compensation data described above and, based thereon, determined that the base salary levels for Messrs. Peters and Engstrom and Ms. Pruitt would not be changed for 2012. In connection with entering into an employment agreement with Ms. Houghton in March 2011, the Compensation Committee approved an initial annual base salary of $165,000 in light of Ms. Houghton's experience and responsibilities with us and its assessment of competitive market pay levels. In January 2012, Ms. Houghton's annual base salary was increased to $200,000, in connection with her promotion in December 2011 to Executive Vice President — Asset Management. In September 2012, her salary was increased to $250,000 based on her continued demonstrated performance and her increased responsibilities upon our transition to a publicly traded company and internalization of the property management and leasing function.

Annual Bonus. Annual bonuses are intended to reward and recognize contributions to our financial goals and achievement of individual objectives. Each of our named executive officers is eligible to earn an annual performance bonus in an amount determined in the sole discretion of the Compensation Committee. Pursuant to the terms of their employment agreements in effect during 2012, Mr. Peters' maximum bonus was 200% of base salary, and the other named executive officers' target bonuses were 100% of base salary. Mr. Peters did not have a "target" bonus amount.

In determining the bonuses to award to our named executive officers for 2012, the Compensation Committee considered the executives' contributions to the Company's accomplishments during 2012, as further described above under "Our Business, Performance and Strategic Actions," as well as the individual performance of each executive. In assessing Mr. Peters' performance, the Compensation Committee, in consultation with Mr. Peters, developed a broad list of goals and objectives for him at the beginning of 2012. No particular weighting was assigned to any of these goals, and the Compensation Committee retained discretion to determine any bonus amount to be awarded to Mr. Peters. In reviewing Mr. Peters' performance at the end of 2012, the

Compensation Committee concluded that Mr. Peters accomplished, and in many cases exceeded, such goals and objectives, including, among others, the following:

- accomplished our listing on the NYSE without any public offering and, therefore, without any dilution to our stockholders;
- provided our stockholders a staged liquidity event beginning with the Listing on June 6, 2012, more than a year earlier than the projected initial liquidity date of September 2013, without issuing any additional equity that would dilute our stockholders through a dilutive equity raise through a traditional IPO;
- led the expansion of the company, including growing our portfolio through the acquisition of quality, performing assets;
- negotiated substantial and creative value-added transaction terms and conditions for our acquisitions;
- coordinated refinancing transactions during a time of significant dislocations in the credit markets;
- maintained a strong balance sheet;
- recruited and effectively supervised our employees;
- implemented additional risk management procedures at all key levels of the company;
- established and enhanced our relationships with commercial and investment banks;
- maintained and enhanced our "stockholder first," performance-driven philosophy;
- established our independent brand name as an asset to our company;
- facilitated an open and effective dialogue with our Board;
- facilitated regular dialogue with our stockholders; and
- devoted significant time and effort in meeting with existing and potential future institutional investors.

Based on its review of these accomplishments, and its subjective assessment of Mr. Peters' performance during 2012, the Compensation Committee awarded Mr. Peters a bonus equivalent to 200% of his base salary.

In determining the bonus amounts for Mr. Engstrom, Mses. Pruitt and Houghton, the Compensation Committee also took into account the recommendations of Mr. Peters and its subjective assessment of the performance of each such named executive officer during 2012. In the case of Mr. Engstrom, the Compensation Committee considered the quality of the acquisitions that Mr. Engstrom negotiated and completed and his management of our acquisitions team. In the case of Ms. Pruitt, the Compensation Committee considered Ms. Pruitt's key role in (i) obtaining unsecured financing for the company and developing relationships with key commercial and investment banks, (ii) accomplishing the refinancing of our unsecured credit facility, (iii) accomplishing our listing, and (iv) developing our corporate office and infrastructure, building our accounting team and assisting in the coordination of ongoing stockholder relations. In the case of Ms. Houghton, the Compensation Committee considered her strong performance with regard to managing our $2.6 billion portfolio (based on purchase price), as well as her key accomplishments during the year, including successfully transitioning approximately 4.9 million square feet of GLA to our in-house property management and leasing platform. As of December 31, 2012, approximately 70% of our current GLA was managed internally. The Compensation Committee considered Mr. Peters' recommendations and approved bonuses for Mr. Engstrom at 75% of his target bonus amount, Ms. Pruitt at 100% of her target bonus amount, and Ms. Houghton at 70% of her target bonus amount.

The Compensation Committee did not establish any specific financial performance targets or other objective performance criteria for purposes of determining the bonuses to be awarded to the named executive officers for 2012. However, the Compensation Committee is currently completing a comprehensive review of compensation best practices and anticipates setting specific targets for determining the executives' incentive compensation for future years. At this time, we expect that future performance targets will be commensurate with our peers and will focus on stockholder value creation through sustained growth in revenue and net operating income, accretive growth through acquisitions, maintaining an investment grade balance sheet and effective management of our capital allocation strategy. However the Compensation Committee retains flexibility as to the design of our executive compensation program and the performance metrics (if any) to be used for purposes of determining executive compensation.

Long-Term Equity Incentive Awards. We believe that long-term equity incentive awards are an important element of our compensation program because we believe these awards align the interests of our named executive officers with those of our stockholders and provide a strong retentive component to the executive's compensation arrangement. In recent years, restricted stock has been the primary equity award vehicle offered to our named executive officers. Restricted stock has a number of attributes that makes it an attractive equity award for our named executive officers. The vesting schedule provides a retention element to their compensation package — if the executive voluntarily terminates employment, the executive forfeits any unvested restricted stock. At the same time, the executive retains the attributes of stock ownership through voting rights and distributions. Prior to our Listing on June 6, 2012, there was no readily available market providing liquidity for our common stock, and in light of the limitation in our governing documents that poses an obstacle to our withholding shares from the restricted stock when it vests, the Compensation Committee designed Mr. Peters' awards so that he could elect to receive a portion of the value of the award in cash in order to satisfy his tax obligations. Awards granted after our Listing do not include the cash award election.

In May 2010, our Board approved an employee retention program pursuant to which we have granted, and expect in the future to grant, our named executive officers and employees restricted shares of our common stock. The purpose of this program is to incentivize our named executive officers and employees to remain with us throughout the vesting period of the award. Our Board and the Compensation Committee determined that this program is consistent with our overall goal of hiring and retaining highly qualified employees. In determining the number of shares to grant under the program, the Compensation Committee reviews the grant practices of the peer group companies and generally grants to our named executive officers equity awards with a value that it determines is consistent with the equity grants provided by the peer group companies on an annual basis to similarly situated executives, while also taking into account the demonstrated performance of the executive to date, and expected ongoing performance and correlated added value to us in the future.

Pursuant to this retention program, Messrs. Peters and Engstrom and Mses. Pruitt and Houghton were awarded grants of 150,000, 50,000, 50,000, and 40,000 shares of restricted stock, respectively, on January 1, 2012. These grant levels were generally consistent with the grants made to these executives under the program in prior years. Mr. Peters elected to receive a restricted cash award in lieu of 75,000 of the restricted shares granted to him. The restricted shares and the restricted cash award granted to Mr. Peters vested with respect to one-third on the grant date and the remainder would vest in two additional equal installments on each of the first two anniversaries of the grant date, and the restricted shares granted to Mr. Engstrom and Mses. Pruitt and Houghton would vest 100% on the third anniversary of the grant date, in each case provided that the applicable executive is employed by us on the applicable vesting date. In view of the low level of equity holdings of the management team, as assessed by Towers Watson, these awards vested upon our Listing on June 6, 2012. In addition, on June 6, 2012, and consistent with the Company's past grant practices for Mr. Peters under the program, Mr. Peters received 120,000 restricted shares and elected to receive a restricted cash award in lieu of 60,000 shares in order to satisfy state and federal tax requirements. This stock award was granted pursuant to the retention program and the final year of Mr. Peters' contract, which was originally entered into in 2009. The restricted shares and restricted cash award granted to Mr. Peters on June 6, 2012 vested in full upon the grant date. Upon entering into new employment agreements as further discussed above under "*Employment Agreements*," on December 24, 2012, Ms. Pruitt, Mr. Engstrom, and Ms. Houghton received grants of 60,000, 40,000, and 40,000 shares of restricted stock, respectively. In determining the number of shares subject to each grant, the Compensation Committee generally considered the annual long-term incentive compensation levels awarded by the peer group and the relative responsibilities and contributions of the respective executives. All of the shares granted to Mses. Pruitt and Houghton and Mr. Engstrom will vest 100% on the third anniversary of the grant date, provided the grantee is employed by us on the applicable vesting date. In addition, Mr. Peters was awarded 150,000 shares on December 24, 2012 based on the Compensation Committee's subjective determination of Mr. Peters' performance relative to the Listing and smooth transition to a publicly traded company. These restricted shares were vested one-third upon grant, and the remaining shares will vest in installments on each of the first two anniversaries of the grant date, provided Mr. Peters is employed by us on the applicable vesting date. For additional information regarding these grants, see the "Grants of Plan-Based Awards" table and the narrative following such table below.

As a result of the stock awards noted above, as of December 31, 2012, the named executive officers had holdings of common stock, including all owned stock, both restricted and unrestricted, as a multiple of the applicable executive's base salary as follows:

Name	Fair Market Value of Stock Holdings as a Multiple of Current Base Salary
Scott D. Peters	8.7x
Kellie S. Pruitt	6.2x
Mark D. Engstrom	5.9x
Amanda L. Houghton	3.1x

Equity Awards Related to Prior Performance

In order to provide our stockholders with a more complete picture of the compensation of our named executive officers, we are providing supplemental compensation information not required by the SEC. The table below shows the named executive officer's salary, bonus, and annual long-term equity incentive award value for services performed in 2012, 2011 and 2010. In contrast to the Summary Compensation Table below, which discloses as compensation the grant date fair value of equity awards *in the year the awards are granted*, the table below discloses as compensation the grant date fair value of equity awards *in the year immediately **before** the year in which they are granted*. For example, the table below discloses the grant date fair value of equity awards granted in January 2012 as being compensation for the named executive officer in 2011. In 2012, annual grants were awarded in December 2012 instead of January 2013. In granting these awards, the Compensation Committee took into account HTA's substantial achievements in 2012 described under "Our Business, Performance and Strategic Actions" beginning on page 16. The following information should be read in conjunction with the Summary Compensation Table and the tables and narrative descriptions that follow such table.

Name	Performance Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Total (3) ($)	Listing-Related Compensation (3) ($)
Scott D. Peters	2012	750,000	1,500,000	2,690,400	4,940,400	5,620,100
	2011	750,000	1,200,000	2,700,000	4,650,000	—
	2010	655,208	1,500,000	3,200,000	5,355,208	—
Kellie S. Pruitt	2012	300,000	300,000	600,000	1,200,000	1,264,523
	2011	300,000	200,000	500,000	1,000,000	—
	2010	207,937	225,000	800,000	1,232,937	—
Mark D. Engstrom	2012	300,000	225,000	400,000	925,000	1,124,020
	2011	300,000	200,000	500,000	1,000,000	—
	2010	275,000	275,000	800,000	1,350,000	—
Amanda L. Houghton	2012	214,583	175,000	400,000	789,583	1,095,920
	2011	165,000	75,000	400,000	640,000	—

(1) The amounts in this column reflect the annual cash bonuses earned by our named executive officers for the applicable year. This column does not include the cash portion of his restricted stock grants that were used to pay federal and state taxes. Such amounts are included in the "Bonus" column of the Summary Compensation Table on page 28 of this Proxy Statement and are based on the vesting of such awards and

not the value on grant date. The cash portion of such awards are included in the value of the stock awards and represent the grant date value for purposes of this table.

(2) The amounts reported in this column for each year reflect the fair value on the grant date of the restricted stock awards granted to our named executive officers shortly following the particular year and that, in the Compensation Committee's view, are intended to serve as compensation for that particular year (e.g., the grant-date fair value of the awards that were granted in January 2012 are shown as compensation for performance year 2011). In 2012, annual grants were awarded in December 2012 instead of January 2013. In the case of Mr. Peters, the amounts also include annual grants of 120,000 shares that were contractually paid in July of each year pursuant to his employment contract. Note however, the 2012 contractual amount was awarded in June upon our Listing. In addition, the amounts shown for Mr. Peters represent the full grant date value of the restricted stock award without regard to the portion that he elected to receive in cash in order to satisfy his federal and state tax requirements. As noted above in footnote (1), such amounts are included in the "Bonus" column of the Summary Compensation Table on page 28 of this Proxy Statement.

(3) The amounts reported in the "All Other Compensation" column of the Summary Compensation Table on page 28 of this Proxy Statement and the value of the one-time LTIP awards described below are excluded from the table above and not reflected in the "Total" compensation column. The grant date fair values of these LTIP awards (as determined under applicable accounting rules based on the probable outcome of the performance-based conditions applicable to these awards) are reported in the "Listing-Related Compensation" column of the table.

May 2012 Awards of LTIP Units

In 2011 and early 2012, our Compensation Committee and its independent compensation consultant, Towers Watson, completed an extensive review of our compensation program to help ensure that the program aligned our fundamentals as a non-traded company and as a potential future publicly traded company. Towers Watson worked closely with us to understand our multi-dimensional company and our overall business philosophy. A key element of the compensation review was to look at our company as a self-managed entity, and to take into account our future strategic direction and objectives, including potential stockholder value enhancement and liquidity events. Importantly, Towers Watson worked closely with us and analyzed our history, in order to help understand the scope and depth of the responsibilities and high level of performance and leadership expected of, and provided by, our executives, employees and directors to enable and promote the continued success and growth of our company. We believe that Towers Watson developed a comprehensive understanding of our business, our culture, our corporate governance model, and our various short- and long-term goals. As part of self-management, we believe that we have established a company culture which puts our stockholders first and focuses our employees on performance that adds value to our company.

With the ongoing assistance of Towers Watson and legal counsel, the Compensation Committee developed a long-term incentive program, "LTIP", in order to establish an equity position similar to "founders" shares in our company to incentivize future performance. Highlights of the significant contributions of the management team who built our company are listed above under our "Business, Performance and Strategic Actions" related to the Listing. Conceptually, the program was designed to incentivize future performance after our initial stockholders achieved liquidity at a specified level of return above $10.75 per share on their initial $10.00 per share investment. Specifically, these grants to our executives and other key employees under the LTIP program are intended to: (1) incentivize and reward future performance by our executives and other employees selected to participate, where such performance results in added value to our company and our stockholders, in the short, mid, and long term; (2) retain key executive personnel; (3) further align the interests of our executives with those of our stockholders; and (4) be consistent and competitive with our peers in the public marketplace.

The LTIP program is performance based and subject to achieving and exceeding objective benchmarks over a four-year period, as discussed below. The rationale of the program is to provide a structure that we believe will fairly reward our leadership team with appropriate deference to the interests of our stockholders. This compensation program is aimed at promoting and rewarding risk-managed decision-making that is in the best interests of our company and stockholders.

The LTIP program has three key components:

- ***Performance***. LTIP units only become convertible into common units of our operating partnership if the applicable vesting requirements and certain other conditions under the partnership agreement described below are met. Under the terms of the LTIP units granted prior to the Listing in May 2012, the vesting of the units was generally contingent on our completing a listing or a sale or merger transaction that resulted in a trading price or sale or merger consideration, as applicable, that met the pricing benchmarks set by our Compensation Committee. In the event of a listing, the LTIP units would generally remain eligible to vest if the pricing benchmarks were met prior to May 2016, subject to the executive's continued employment with us. The program is predicated on achieving targeted performance benchmarks, all above $10.75 per share, depending on the type of liquidity event and the timing of same. As a result, our executives are incentivized to execute our operating plan, grow the portfolio in a patient, prudent, disciplined manner and pursue strategic alternatives as appropriate and to enhance and maximize overall stockholder value.
- ***Retention***. Mr. Peters is the leader of our company. He has been responsible for the innovation, creativity and advancement of ideas and practices, which we believe have changed the non-traded REIT industry for the better. His leadership has always been based on what is best for our stockholders. Mr. Peters created the self-management team in 2009 and the asset management platform beginning in 2010 — actions that saved millions for our stockholders and positioned the company for the Listing. Mr. Peters solely had the history with our company, public company experience and had relationships with the broker dealers, financial advisors and brokerages that led to the successful execution of raising equity through our initial and follow-on offerings. Along with Mr. Peters, our executive team has played an integral role in positioning the company to where it is today. Our management and governance teams have worked well together. They share our corporate stockholder-first philosophy and our emphasis on innovation, creative thinking and leadership. They have established and promoted a corporate culture focused on performance, productivity and innovation. The terms of the LTIP program require the executives to remain with the company, except in limited circumstances, in order for their awards to vest and the LTIP units to become convertible, further encouraging long-term retention.
- ***Alignment of Interests with Stockholders***. Increasing the overall equity holdings of our executives further align the interests of our executives with our stockholders. We want to ensure that our executives have substantial equity in our company. Assuming the benchmarks are met and the awards under the LTIP program convert in full into equity ownership of our company, our executives ownership interest in our company would be just under the median competitive ownership levels of our peers. We believe that such equity motivates their performance.

In general, none of the LTIP units will vest unless the per-share stock price is at least $10.75 or more, and the full number of LTIP units subject to an LTIP award will vest only if the per-share stock price is $13.00 or more. (For purposes of the LTIP program, our stock price is measured based on the average closing price over a period of 20 consecutive trading days). From January 2007 through May 2012, we paid cumulative distributions of $3.80 per share of stock purchased during that period for $10.00. At $10.75 to $13.00, these stock price targets would represent a total return of approximately $4.55, or 45.5%, to $6.80, or 68% on $10.00 invested in our stock in January 2007. The number of LTIP units granted to each of the executives that would vest on the achievement of specific stock price targets is as follows:

- Mr. Peters: from 300,000 units at $10.75 to 1,000,000 units at $13.00 or more;
- Ms. Pruitt: from 67,500 units at $10.75 to 225,000 units at $13.00 or more;
- Mr. Engstrom: from 60,000 units at $10.75 to 200,000 units at $13.00 or more; and
- Ms. Houghton: from 58,500 units at $10.75 to 195,000 units at $13.00 or more.

The Compensation Committee awarded these grants at levels it determined in its judgment to provide appropriate additional incentives to the executives to continue our growth and create value for our stockholders and to continue their employment with us. In addition, Mr. Peters was granted 450,000 additional LTIP units that are eligible to vest only upon a change in control of the Company. These awards of LTIP units are not treated as a component of the named executive officers' annual compensation packages. In the future, however, we may grant LTIP units to attract and retain additional senior executives or to retain our named executive officers.

LTIP units are a special class of partnership interests under our operating partnership. Each LTIP unit awarded is deemed equivalent to an award of one common share under the Amended and Restated 2006 Incentive Plan, or the 2006 Incentive Plan, reducing availability for other equity awards on a one-for-one basis. We do not receive a tax deduction for the value of any LTIP units granted to our employees. LTIP units that have not vested or vested LTIP units that have not reached full parity with the operating partnership units, receive 10% of the same per-unit profit distributions as our operating partnership units, which profit distribution generally equals per-share distributions on our common stock. Once an LTIP unit is vested and reaches full parity with the operating partnership unit, the units will receive the same per-unit profit distributions as our operating partnership units, which profit distribution generally equals per-share distributions on our common stock. This treatment with respect to distributions is similar to the treatment of our restricted share awards, which generally receive full distributions whether vested or not.

Severance Benefits. We believe that severance protections can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for the named executive officers under their respective employment agreements. The Compensation Committee evaluates the level of severance benefits to provide a named executive officer on a case-by-case basis and, in general, we consider these severance protections an important part of an executive's compensation and consistent with competitive practices. As described in more detail under "Potential Payments Upon Termination or Change in Control" below, the named executive officers would be entitled under their employment agreements to severance benefits in the event of a termination of employment by us without cause or by the executive for good reason.

Compensation-Related Risk. The Risk Management Committee of the Board reviews our compensation policies and practices as a part of its overall review of the material risks or exposures associated with our internal and external exposures. Through this process of review, we have concluded that our compensation policies are not reasonably likely to have a material adverse effect on us.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board oversees our compensation program on behalf of our Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the above "Compensation Discussion and Analysis" included in this proxy statement.

In reliance on the review and discussion referred to above, the Compensation Committee recommended to our Board that the "Compensation Discussion and Analysis" be included in our proxy statement on Schedule 14A filed in connection with our 2013 annual meeting of stockholders.

This report shall not be deemed to be "soliciting material," shall not be deemed to be incorporated by reference by any general statement incorporating by reference our proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into such filing, and shall not otherwise be deemed filed under such acts. This report is provided by the following independent directors, who constitute the Compensation Committee:

Gary T. Wescombe, Chair
W. Bradley Blair, II
Maurice J. DeWald
Warren D. Fix

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table — Fiscal 2012, 2011 and 2010

The summary compensation table below reflects the total compensation earned by our named executive officers for the years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus (3) ($)	Stock Awards (4) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (5) ($)	Total ($)
Scott D. Peters	2012	750,000	4,539,200	8,465,300 (6)	—	152,332	13,906,832
Chief Executive Officer,	2011	750,000	2,241,667	1,600,000	—	302,678	4,894,345
President and Chairman of the Board (Principal Executive Officer)	2010	655,208	1,825,000	1,100,000	—	217,045	3,797,253
Kellie S. Pruitt (1)	2012	300,000	300,000	2,364,523 (7)	—	85,801	3,050,324
Chief Financial Officer,	2011	300,000	200,000	800,000	—	123,342	1,423,342
Secretary and Treasurer (Principal Financial Officer)	2010	207,937	225,000	500,000	—	40,594	973,531
Mark D. Engstrom	2012	300,000	225,000	2,024,020 (8)	—	85,838	2,634,858
Executive Vice President —	2011	300,000	200,000	800,000	—	125,162	1,425,162
Acquisitions	2010	275,000	275,000	500,000	—	41,877	1,091,877
Amanda L. Houghton (2)	2012	214,583	175,000	1,895,920 (9)	—	44,700	2,330,203
Executive Vice President — Asset Management	2011	165,000	75,000	50,000	—	22,679	312,679

(1) Ms. Pruitt was promoted to Chief Financial Officer in May 2010.

(2) Ms. Houghton was appointed as Executive Vice President — Asset Management in December 2011. Ms. Houghton was not a named executive officer in 2010.

(3) Reflects the annual cash bonuses earned by our named executive officers for the applicable year. In the case of Mr. Peters, amount includes annual cash bonuses of $1,500,000, $1,200,000 and $1,500,000 for 2012, 2011 and 2010, respectively. As described in the "Compensation Discussion and Analysis" above, Mr. Peters has had the opportunity to elect to receive a portion of his grants of restricted shares awarded on or before June 6, 2012 in the form of restricted cash awards in order to pay state and federal taxes on the vesting of restricted shares. No restricted cash awards remain unvested as of December 31, 2012. The amount reported in this column for each fiscal year also represents the amount of these restricted cash awards that vested during that year in the amount of $3,039,200, $1,041,667 and $325,000 for 2012, 2011 and 2010, respectively.

(4) Reflects the aggregate grant date fair value of awards granted to the named executive officers in the reported year, including the May 2012 one-time LTIP award, as more fully described above, determined in accordance with Financial Accounting Standards Board Accounting Standard Codification 718 Stock Compensation, or ASC 718. ASC 718 establishes accounting and reporting standards for LTIP awards. Applying such standards and with the assistance of our independent valuation specialists, Equity Methods, we utilized a Monte Carlo simulation to calculate the grant date fair value of the awards of $5.62 per award. The amounts reported in the table above represent the maximum performance levels to be achieved. For more information regarding the grant date fair value of awards of restricted stock and LTIP units, see Note 12, Stockholders' Equity, of the Company's financial statements filed with the SEC as part of the Annual Report on Form 10-K for the year ended December 31, 2012. This column does not include any amount for awards that Mr. Peters elected to receive in the form of cash as described in note (3) above.

(5) Amounts in this column for 2012 include: (1) payments for 100% of the premiums of healthcare coverage under our group health plan for each of the named executive officers in the amount of $13,695; and (2) distributions on unvested stock awards that were granted prior to the Listing in the following amounts: Mr. Peters, $138,637, Ms. Pruitt, $62,106, Mr. Engstrom, $62,143, and Ms. Houghton, $21,005.

Amounts in this column for 2011 and 2010 include: (1) payments for 100% of the premiums of healthcare coverage under our group health plan for each of the named executive officers; (2) distributions on unvested stock awards; and (3) payments for unused earned vacation benefits. Such amounts reflect the aggregate cost to us of providing the benefit.

(6) Includes the aggregate grant date fair value of restricted stock awards of $750,000 awarded in January 2012, $595,200 awarded in June 2012 pursuant to Mr. Peters' employment contract and $1,500,000 awarded in December 2012. As discussed in footnote (2) of the table on page 23, in 2012, annual grants were awarded in December 2012 instead of January 2013. Also includes the aggregate grant date fair value of the one-time LTIP awards issued to the executive in May 2012 in anticipation of the Listing. The vesting of the LTIP awards are contingent on reaching stock prices ranging from $10.75 to $13.00 within a 4-year period. The grant date fair value represents the maximum award upon achievement of a $13.00 stock price. The value based on the number of LTIP units granted that would vest on the achievement of specific stock price targets is from $1,686,030 at $10.75 to $5,620,100 at $13.00 or more. The amount also includes the grant date fair value of 450,000 LTIP units that are eligible to vest only if a change in control occurs. The 450,000 LTIP units have a grant date fair value of $0 based upon the probable outcome of the performance condition. The value of the award at the grant date assuming the highest value of the performance condition is achieved is $4,500,000.

(7) Includes the aggregate grant date fair value of restricted stock awards of $500,000 awarded in January 2012 and $600,000 awarded in December 2012. As discussed in footnote (2) of the table on page 23, in 2012, annual grants were awarded in December 2012 instead of January 2013. Also includes the aggregate grant date fair value of the one-time LTIP awards issued to the executive in May 2012 in anticipation of the Listing. The vesting of the LTIP awards are contingent on reaching stock prices ranging from $10.75 to $13.00 within a 4-year period. The grant date fair value represents the maximum award upon achievement of a $13.00 stock price. The value based on the number of LTIP units granted that would vest on the achievement of specific stock price targets is from $379,357 at $10.75 to $1,264,523 at $13.00 or more.

(8) Includes the aggregate grant date fair value of restricted stock awards of $500,000 awarded in January 2012 and $400,000 awarded in December 2012. As discussed in footnote (2) of the table on page 23, in 2012, annual grants were awarded in December 2012 instead of January 2013. Also includes the aggregate grant date fair value of one-time LTIP awards issued to the executive in May 2012 in anticipation of the Listing. The vesting of the LTIP awards are contingent on reaching stock prices ranging from $10.75 to $13.00 within a 4-year period. The grant date fair value represents the maximum award upon achievement of a $13.00 stock price. The value based on the number of LTIP units granted that would vest on the achievement of specific stock price targets is from $337,206 at $10.75 to $1,124,020 at $13.00 or more.

(9) Includes the aggregate grant date fair value of restricted stock awards of $400,000 awarded in January 2012 and $400,000 awarded in December 2012. As discussed in footnote (2) of the table on page 23, in 2012, annual grants were awarded in December 2012 instead of January 2013. Also includes the aggregate grant date fair value of the one-time LTIP awards issued to the executive in May 2012 in anticipation of the Listing. The vesting of the LTIP awards are contingent on reaching stock prices ranging from $10.75 to $13.00 within a 4-year period. The grant date fair value represents the maximum award upon achievement of a $13.00 stock price. The value based on the number of LTIP units granted that would vest on the achievement of specific stock price targets is from $328,776 at $10.75 to $1,095,920 at $13.00 or more.

Employment Agreements

Prior to 2012, we entered into employment agreements with each of our named executive officers that was in effect during the year. Mr. Peters' employment agreement has an initial term of four and one-half years, with automatic one-year renewal periods unless either party gave prior notice of non-renewal. The employment agreements with each of the other executives had an initial term of two years. The agreements provided for the following initial annual base salaries: Mr. Peters, $500,000; Mr. Engstrom, $275,000; Ms. Pruitt, $180,000; and Ms. Houghton, $165,000. All salaries were subject to adjustment in the sole discretion of the Compensation Committee, provided that Mr. Peters' base salary may not be reduced. The salaries in effect in at the end of 2012 for each executive were as follows: Mr. Peters, $750,000; Mr. Engstrom, $300,000; Ms. Pruitt, $300,000; and

Ms. Houghton, $250,000. The agreements provide that each of the executives will be eligible to earn an annual performance bonus in an amount determined at the sole discretion of the Compensation Committee for each year. The executives' bonus opportunities for 2012 are described in the Compensation Discussion and Analysis above. Each executive was entitled to all employee benefits and perquisites made available to our senior executives, provided that we will pay 100% of the premiums for each executive's healthcare coverage under our group health plan.

As noted in the Compensation Discussion and Analysis above, the Compensation Committee approved new employment agreements with each of our named executive officers, effective as of January 1, 2013. Mr. Peters' employment agreement has a term of four years, with the parties having the option to renew the agreement for two additional one-year terms thereafter. The term of the employment agreements for each of the other named executive officers is three years, with the parties having the option to renew the agreement for two additional one-year terms thereafter. Under their respective employment agreements, the initial base salaries for Mr. Peters, Ms. Pruitt, Mr. Engstrom and Ms. Houghton are $800,000, $350,000, $325,000 and $275,000, respectively. Each executive is also eligible to receive an annual incentive bonus based on the Company's and the applicable executive's performance criteria as determined by the Compensation Committee, with the target annual bonus for Mr. Peters being 200% of his base salary and the target annual bonus for the other named executive officers each executive being 100% of the executive's base salary. In addition, the new employment agreement provides for Mr. Peters to be granted 250,000 shares of our common stock, with 25% of such shares being vested on the date of grant and the remaining 75% of such shares vesting in annual installments over the three-year period commencing January 1, 2013. The new employment agreements for each of the other named executive officers provide for the executive to be granted shares of our common stock that will vest in one installment on the third anniversary of the grant date, with the award for Ms. Pruitt being 60,000 shares and the awards for each of Mr. Engstrom and Ms. Houghton being 40,000 shares. Each new employment agreement also provides that the executive is entitled to participate in the benefit plans made available generally to the Company's other senior executives.

For information on the benefits provided to the named executive officers in connection with a termination of employment or a change in control of the company, please see "Potential Payments Upon Termination or Change in Control" below.

Grants of Plan-Based Awards Table — Fiscal 2012

The following table presents information concerning plan-based awards granted to our named executive officers for the year ended December 31, 2012. All equity awards were granted pursuant to the NNN Healthcare/ Office REIT, Inc. 2006 Incentive Plan, as amended from time to time, or the 2006 Incentive Plan. For additional information regarding the awards reflected in this table, please see the Compensation Discussion and Analysis and the notes to the Summary Compensation Table above. For more information on the 2006 Incentive Plan, please see "Equity Compensation Plan Information".

		Estimated Future Payouts under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (2) (#)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Scott D. Peters	1/1/2012	—	750,000	—					
	6/6/2012	—	595,200	—					
	1/1/2012							75,000	750,000
	6/6/2012							60,000	595,200
	5/16/2012				300,000	—	1,000,000		5,620,100
	5/16/2012				—	450,000	—		—
	12/24/2012							150,000	1,500,000
Kellie S. Pruitt	1/1/2012							50,000	500,000
	5/16/2012				67,500	—	225,000		1,264,523
	12/24/2012							60,000	600,000
Mark D. Engstrom	1/1/2012							50,000	500,000
	5/16/2012				60,000	—	200,000		1,124,020
	12/24/2012							40,000	400,000
Amanda L. Houghton	1/1/2012							40,000	400,000
	5/16/2012				58,500	—	195,000		1,095,920
	12/24/2012							40,000	400,000

(1) Reflects restricted cash awards. There is no threshold, target or maximum payable pursuant to these awards; instead, the award vests based on Mr. Peters' continued service with us. See the Compensation Discussion and Analysis for additional information regarding the 2012 restricted cash awards.

(2) Reflects a grant of restricted common stock.

(3) Reflects a grant of one-time LTIP units as further discussed above and 450,000 LTIP units that would vest only if a change in control occurs. The grant date fair value of these awards is based upon the probable outcome of the performance condition applicable to the awards as determined under applicable accounting rules.

Outstanding Equity Awards Table at Fiscal 2012 Year-End

The following table presents information concerning outstanding equity awards held by our named executive officers as of December 31, 2012. Our named executive officers do not hold any option awards.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2) (#)
Scott D. Peters	100,000 (3)	990,000	1,450,000	14,355,000
Kellie S. Pruitt	60,000 (4)	594,000	225,000	2,227,500
Mark D. Engstrom	40,000 (4)	396,000	200,000	1,980,000
Amanda L. Houghton	40,000 (4)	396,000	195,000	1,930,500

(1) For the purposes of this table the market value of unvested restricted common stock is based on the closing price of our Class A common stock on the NYSE as of December 31, 2012, which was $9.90.

(2) Reflects one-time LTIP awards issued to executives in May 2012 in anticipation of the Listing on June 6, 2012. The vesting of these awards are contingent on reaching stock prices ranging from $10.75 to $13.00 within a 4-year period. In the case of Mr. Peters, the amount also includes 450,000 LTIP units eligible to vest only if a change in control occurs. The market value represents the maximum awards in units upon achievement of a $13.00 stock price plus the 450,000 units eligible to vest upon a change in control calculated using the closing price of our Class A common stock on the NYSE as of December 31, 2012, which was $9.90.

(3) Reflects restricted shares of our common stock, which vest and become non-forfeitable in equal installments on each of December 24, 2013 and December 24, 2014, provided Mr. Peters is employed by us on each such vesting date.

(4) Reflects restricted shares of our common stock, which vest and become non-forfeitable on December 24, 2015, provided the executive is employed by us on such vesting date.

Option Exercises and Stock Vested Table — Fiscal 2012

The following table shows the number of shares acquired and the value realized upon vesting of stock awards for each of the named executive officers during 2012 .

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (3) ($)
Scott D. Peters	355,833 (1)	3,539,207
Kellie S. Pruitt	188,333 (2)	1,868,263
Mark D. Engstrom	193,333 (2)	1,917,863
Amanda L. Houghton	65,000 (2)	644,800

(1) Reflects 25,000 shares that vested pursuant to the terms of Mr. Peters' restricted stock grant on January 1, 2012, 25,000 shares that vested pursuant to the terms of Mr. Peters' stock grant on January 3, 2011, 16,667 shares that vested pursuant to the terms of Mr. Peters' restricted stock grant on May 24, 2010, 239,166 shares that vested pursuant to the Listing on June 6, 2012 and 50,000 shares that vested pursuant to the terms of Mr. Peters' restricted stock grant on December 24, 2012.

(2) Reflects restricted stock and restricted stock units that vested pursuant to the Listing on June 6, 2012.

(3) The value realized for awards that vested prior to June 6, 2012 was determined based upon the price per share of our common stock offered in our initial and follow-on offerings ($10.00). The value realized for all awards vesting on June 6, 2012 and, thereafter, was based upon the closing price of our Class A common stock on the NYSE.

Potential Payments Upon Termination or Change in Control

Summary of Potential Payments Upon Termination of Employment. As mentioned above, we are a party to an employment agreement with each of our named executive officers, which provide benefits to the executive in the event of his or her termination of employment under certain conditions. The amount of the benefits varies depending on the reason for the termination. Following is a description of the benefits provided under each executive's employment agreement as in effect through December 31, 2012. See "2013 Employment Agreements" below for the severance benefits provided to the named executive officers under their new employment agreements, which became effective as of January 1, 2013.

Termination without Cause; Resignation for Good Reason. If we terminate the executive's employment without Cause, or he or she resigns for Good Reason (as such terms are defined in the employment agreement), the applicable executive will be entitled to the following benefits:

- in the case of Mr. Peters, a lump sum severance payment equal to (a) the sum of (1) three times his then-current base salary plus (2) an amount equal to the average of the annual bonuses earned prior to the termination date, multiplied by (b) (1) if the date of termination occurs during the initial term, the greater of one, or the number of full calendar months remaining in the initial term, divided by 12, or (2) if the date of termination occurs during a renewal term after December 31, 2013, one; provided that in no event may the severance benefit be less than $3,000,000;
- in the case of Mr. Engstrom and Ms. Pruitt, a lump sum severance payment equal to two times his or her then-current base salary;
- in the case of Ms. Houghton, a lump sum severance payment equal to one year of her then-current base salary;

- continued healthcare coverage under COBRA for 18 months in the case of Mr. Peters, or six months in the case of Mr. Engstrom and Ms. Pruitt with all premiums paid by us; and
- for each named executive officer other than Ms. Houghton, immediate vesting of the executive's then-outstanding and unvested equity awards (other than the LTIP units).

Disability. If we terminate the executive's employment by reason of his or her disability, the executive will be entitled to continued healthcare coverage under COBRA, with all premiums paid by us, for 18 months in the case of Mr. Peters, or six months in the case of Mr. Engstrom and Ms. Pruitt. In addition, unvested equity awards (other than the LTIP units) will become immediately vested.

Death. In the event of a termination due to death, unvested equity awards (other than the LTIP units) will become immediately vested.

LTIP Units. If a named executive officer's employment is terminated and the executive would be entitled to cash severance in the circumstances as described above, or if the executive's employment terminates due to his or her death or disability, the executive's LTIP units will remain eligible to vest based on our stock price levels for up to one year following the termination (and, in the case of a termination of Mr. Peters' employment pursuant to which he would be entitled to cash severance, his award will vest to the extent necessary so that it is vested as to at least 500,000 LTIP units).

Non-Compete Agreement. Each of our named executive officers entered into a non-compete and non-solicitation agreement with us. These agreements generally require the executives to refrain from competing with us within the United States and soliciting our customers, vendors, or employees during employment through the occurrence of a change in control (or such lessor period as required by applicable law). The agreements also limit the executives' ability to disclose or use any of our confidential business information or practices.

The following table summarizes the value of the termination payments and benefits that each of our named executive officers would receive if he or she had terminated employment on December 31, 2012 under the circumstances shown. The amounts shown in the tables do not include accrued but unpaid salary, earned annual bonus for 2012, or payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment.

Name	Termination for Cause or Resignation Without Good Reason ($)	Termination Without Cause or Resignation For Good Reason ($)	Death ($)	Disability ($)
Scott D. Peters				
Cash Severance	—	3,600,000 (1)	—	—
Benefit Continuation (2)	—	27,166	—	27,166
Value of Unvested Equity Awards (3)	—	5,940,000	990,000	990,000
Total	—	9,567,166	990,000	1,017,166
Kellie S. Pruitt				
Cash Severance	—	600,000 (4)	—	—
Benefit Continuation (2)	—	9,055	—	9,055
Value of Unvested Equity Awards (3)	—	594,000	594,000	594,000
Total	—	1,203,055	594,000	603,055
Mark D. Engstrom				
Cash Severance	—	600,000 (4)	—	—
Benefit Continuation (2)	—	9,055	—	9,055
Value of Unvested Equity Awards (3)	—	396,000	396,000	396,000
Total	—	1,005,055	396,000	405,055
Amanda L. Houghton				
Cash Severance	—	250,000 (5)	—	—
Value of Unvested Equity Awards (3)	—	—	396,000	396,000
Total	—	250,000	396,000	396,000

(1) Represents a lump sum cash severance payment calculated using the following formula (as discussed above): the sum of (1) three times his then-current base salary, and (2) an amount equal to the average of the annual bonuses earned prior to the termination date, multiplied by one (which represents the number of full calendar months remaining in the initial term of Mr. Peters' employment agreement (12), divided by 12).

(2) Represents company-paid COBRA for medical, dental and vision coverage based on 2012 rates for (1) 18 months in the case of Mr. Peters, or (2) six months in the case of Mr. Engstrom and Ms. Pruitt.

(3) Represents the value of unvested equity awards that vest upon the designated event. Pursuant to the 2006 Incentive Plan, equity awards generally vest upon the executive's termination of service with us due to death or disability or upon the executive's termination by us without Cause or the executive's resignation for Good Reason within one year after a change in control. In the case of Mr. Peters, this amount also includes 500,000 LTIP units that would vest upon a termination without cause or resignation for good reason, since the amount of vested LTIP units as of December 31, 2012 was zero. Awards of restricted stock and LTIP units are valued based upon the closing price of our common stock on the NYSE as of December 31, 2012, which was $9.90.

(4) Represents a lump sum cash severance payment equal to two times the executive's then-current base salary.

(5) Represents a lump sum cash severance payment equal to the executive's then-current base salary.

Summary of Potential Payments upon a Change in Control. Pursuant to the 2006 Incentive Plan, equity awards under the plan (including awards held by our named executive officers) would generally vest upon the occurrence of a change in control of our company (as defined in the plan) only if they are not assumed or otherwise continued after the transaction or, in the event such award is assumed or otherwise continued after the transaction, if the holder's employment is terminated by us without Cause or by the holder for Good Reason within one year after the change in control. See the "Value of Unvested Equity Awards" rows of the table below and the corresponding footnotes for the value of each executive's outstanding equity awards that may have vested in connection with a change in control of us as of December 31, 2012.

Name	Change in Control ($)
Scott D. Peters	
Value of Unvested Equity Awards (1)	990,000
Value of LTIP Units (2)	4,455,000
Total	5,445,000
Kellie S. Pruitt	
Value of Unvested Equity Awards (1)	594,000
Total	594,000
Mark D. Engstrom	
Value of Unvested Equity Awards (1)	396,000
Total	396,000
Amanda L. Houghton	
Value of Unvested Equity Awards (1)	396,000
Total	396,000

(1) Represents the value of unvested awards of restricted stock, which are valued based upon the closing price of our common stock on the NYSE as of December 31, 2012, which was $9.90.

(2) Represents the value of 450,000 unvested LTIP units granted to Mr. Peters in May 2012 that would vest only upon a change in control, which are valued based upon the closing price of our common stock on the NYSE as of December 31, 2012, which was $9.90.

2013 Employment Agreements. Each of the new employment agreements we entered into with our named executive officers, effective as of January 1, 2013, provides for the executive to receive severance if his or her employment is terminated by us without cause or by the executive for good reason (as such terms are defined in the new employment agreements). In the case of Mr. Peters, he will be entitled to a cash severance benefit to be paid in a lump sum equal to three times the sum of (i) his base salary at the annualized rate in effect on his termination date, and (ii) his target annual bonus for the year in which the termination occurs. In addition, he would be entitled to a prorated bonus for the year in which the termination occurs, and each of his outstanding equity awards, to the extent then outstanding and unvested, would become fully vested upon the termination date (except that this acceleration provision does not apply to the awards of LTIP units granted to Mr. Peters in May 2012 and any similar awards that may subsequently be granted to him). In the case of Ms. Pruitt, the severance payment will equal two times the sum of (i) her base salary at the annualized rate in effect on her termination date, and (ii) her target annual bonus for the year in which the termination occurs, and in the case of Mr. Engstrom and Ms. Houghton, the severance payment will equal two times the executive's base salary at the annualized rate then in effect. In addition, the executive would be entitled to a prorated bonus for the year in which the termination occurs, and each of his or her outstanding equity awards, to the extent then outstanding and unvested, would become fully vested upon the termination date (except that this acceleration provision does not apply to the awards of LTIP units granted to the executives in May 2012 and any similar awards that may subsequently be granted to the executive). In addition, in the event of termination of the executive's employment as described above, the executive would generally be entitled to reimbursement for COBRA premiums for continued health coverage, in the case of Mr. Peters, for up to 18 months following the termination date and in the case of the other named executive officers for up to six months following the termination date. If a change in control of the Company occurs, Mr. Peters would be entitled to terminate his employment for any reason within 90 days after the change in control and receive the severance benefits described above. In each case, the executive's right to receive the severance benefits described above is contingent on the executive providing a general release of claims in favor of the Company.

Director Compensation

Our independent Directors receive compensation pursuant to the terms of our 2006 Independent Directors Compensation Plan, a sub-plan of our 2006 Incentive Plan, as amended. In 2010, the Compensation Committee reviewed the compensation payable to our independent Directors. In conducting this review, the Compensation Committee took into account, among other things, the substantial time and effort required of our Directors, the value to our company of retaining experienced Directors with a history at our company, and our overall financial strength and growth, as well as the results of a 2008 NAREIT survey regarding director compensation and a 2009 report from Towers Watson. On May 20, 2010, based upon the recommendation of the Compensation Committee, our Board of Directors approved certain amendments to our independent director compensation plan. Our current director compensation policy is as follows:

Annual Retainer. Our independent Directors receive an annual retainer of $50,000.

Annual Retainer, Committee Chairman. The chairman of the Audit Committee receives an annual retainer of $15,000, and the chairman of each of the Compensation Committee, the Nominating and Corporate Governance Committee, the Investment Committee and the Risk Management Committee receive an annual retainer of $12,500. These retainers are in addition to the annual retainer payable to all independent board members for Board service.

Meeting Fees. Our independent Directors receive $1,500 for each Board meeting attended in person or by telephone and $1,000 for each committee meeting attended in person or by telephone. An additional $500 is paid to the committee chair for each committee meeting attended in person or by telephone. If a Board meeting is held on the same day as a committee meeting, the independent Directors will receive a fee for each meeting attended.

Equity Compensation. Upon initial election to our Board of Directors, an independent Director receives an award of 5,000 restricted shares of our common stock. Upon his or her re-election to the Board at an annual meeting of our stockholders, an independent Director receives an award of 7,500 restricted shares. The awards of restricted stock granted to our independent Directors vest 20% of the shares on the grant date, with the remaining 80% of the shares vesting in equal installments on each anniversary thereafter over four years from the date of grant.

Director Stock Purchase. The Board of Directors of the company have approved a policy whereby each existing member of the Board of Directors shall be required to purchase (subject to the company's Insider Trading Policy and applicable securities laws) by no later than May 16, 2014 and hold not less than 25,000 shares in the aggregate of the company's common stock (independent of all grants from the company) for so long as each such member of the Board of Directors remains a member of the Board of Directors of the company. As of April 19, 2013, the members of the Board of Directors have acquired and hold in the aggregate 136,000 shares of common stock in the company.

May 2012 One-Time Awards of LTIP Units. As more fully described under "Elements of our 2012 Compensation Program," in May 2012, our Board approved LTIP awards for each of our independent Directors in order to establish an equity position similar to "founders" shares in our company. Highlights of the significant contributions of the management team and the Board of Directors who built our company are listed above under our "Business, Performance and Strategic Actions" related to the Listing. The depth of our management team is complemented by proactive and effective corporate governance. We have an experienced and talented Board of Directors who have committed to actively govern our company. Four of our Directors have been with our company since its formation and one since early 2007. These board members actively managed the company prior to and during our transition from an externally advised company to a self-managed company. We view their history with our company and their pro-active corporate governance as a critical value-added asset of our company. Specifically as it relates to our Directors, the LTIP program is intended to: (1) retain and motivate our existing Directors to continue to provide proactive and effective governance and make themselves available for future service to us; (2) further align the interests of our Directors with those of our stockholders; and (3) be consistent and competitive with the equity holding levels of our peers in the public marketplace.

In general, none of the LTIP units will vest unless the per-share stock price is at least $11.00 or more, and the full number of LTIP units subject to an LTIP award will vest only if the per-share stock price is $13.00 or more. From January 2007 through May 2012, our company has paid cumulative distributions of $3.80 on a share of stock purchased at that time for $10.00. At $11.00 to $13.00, these stock price targets would represent a total return of approximately $4.80, or 48%, to $6.80, or 68% on $10.00 invested in our company's stock in January 2007. The number of LTIP units granted to each of the Directors that would vest on the achievement of specific stock price targets is from 54,000 units at $11.00 to 135,000 units at $13.00 or more. These awards of one-time LTIP units are not treated as a component of the Directors' annual compensation packages. In the future, however, we may grant LTIP units to attract and retain additional directors or to retain our existing Directors.

Expense Reimbursement. We reimburse our Directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings, including committee meetings, of our Board of Directors.

Independent Directors do not receive other benefits from us. Mr. Peters, who is employed by us, does not receive any compensation in connection with his service as a Director. The compensation paid to Mr. Peters is presented above under "Executive Compensation."

Director Compensation Table for 2012

The following table sets forth the compensation earned by our independent Directors for the year ended December 31, 2012.

Name	Fees Paid or Earned in Cash ($)	Stock Awards (1) ($)	All Other Compensation ($)	Total (2) ($)
W. Bradley Blair, II	135,000	801,602	3,925	940,527
Maurice J. DeWald	129,500	801,602	3,925	935,027
Warren D. Fix	130,000	801,602	3,925	935,527
Larry L. Mathis	121,500	801,602	3,925	927,027
Gary T. Wescombe	129,500	801,602	3,925	935,027

(1) Includes the aggregate grant date fair value of restricted stock awards granted to the independent Directors in 2012 of $74,100, determined in accordance with ASC 718. On July 9, 2012, each of the independent Directors received 7,500 shares of restricted stock and as of December 31, 2012, each of the independent Directors had 6,000 unvested shares of restricted stock. Also includes the aggregate grant date fair value of LTIP units granted to the independent Directors in 2012 of $727,502, determined in accordance with ASC 718. With the assistance of our independent valuation specialists, Equity Methods, we utilized a Monte Carlo simulation to calculate the grant date fair value of the awards of $5.39 per award. For more

information regarding the grant date fair value of awards of restricted stock and LTIP units, see Note 12, Stockholders' Equity, of the Company's financial statements filed with the SEC as part of the Annual Report on Form 10-K for the year ended December 31, 2012.

(2) Given the one-time nature of the LTIP award, the table below shows the total annual compensation of our Directors, excluding the one-time award in order to provide our stockholders with a more complete picture of normalized annual compensation for our Directors for 2012.

Name	Total Compensation as Reported ($)	Less One-Time LTIP Awards ($)	Total Compensation Excluding One-Time Award ($)
W. Bradley Blair, II	940,527	727,502	213,025
Maurice J. DeWald	935,027	727,502	207,525
Warren D. Fix	935,527	727,502	208,025
Larry L. Mathis	927,027	727,502	199,525
Gary T. Wescombe	935,027	727,502	207,525

Compensation Committee Interlocks and Insider Participation

During 2012, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix and Gary T. Wescombe, all of whom are independent Directors of our company, served on our Compensation Committee. None of our independent Directors was an officer or employee of our company in 2012 or any time prior thereto. During 2012, none of the members of the Compensation Committee had any relationship with our company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of another entity, one of whose executive officer(s) served as a member of our Board of Directors or our Compensation Committee.

EQUITY COMPENSATION PLANS

The following table gives information as of December 31, 2012 about the common stock that may be issued under the 2006 Incentive Plan.

Plan Category (1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	412,000	—	—
Equity compensation plans not approved by security holders	2,488,000	—	5,512,000
Total	2,900,000	—	5,512,000

(1) The 2006 Incentive Plan was initially approved by our stockholders. In February 2011, our Board of Directors approved an increase in the shares that may be issued under the plan from 2,000,000 to 10,000,000. This increase was not approved by stockholders. Accordingly, the shares under the 2006 Incentive Plan that were approved by stockholders are reflected in the table above under "Equity compensation plans approved by security holders," and the remaining shares under the plan are reflected in the table above under "Equity compensation plans not approved by security holders."

(2) Does not include 376,500 outstanding restricted shares granted under the 2006 Incentive Plan.

Amended and Restated 2006 Incentive Plan and Independent Directors Compensation Plan

We have adopted the 2006 Incentive Plan, which we use to attract and retain qualified independent directors, employees, officers and consultants providing services to us who are considered essential to our long-term success by offering these individuals an opportunity to participate in our growth through awards in the form of, or based on, our common stock.

The 2006 Incentive Plan provides for the granting of awards to participants in the following forms to those independent directors, employees, and consultants selected by the plan administrator for participation in the 2006 Incentive Plan:

- options to purchase shares of our common stock;
- stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;
- performance awards, which are payable in cash or stock upon the attainment of specified performance goals;
- restricted stock, which is subject to restrictions on transferability and other restrictions set by the committee;
- restricted stock units, which give the holder the right to receive shares of our common stock, or the equivalent value in cash or other property, in the future;
- deferred stock units, which give the holder the right to receive shares of our common stock, or the equivalent value in cash or other property, at a future time;
- dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of our common stock underlying an award; and/or
- other stock based awards in the discretion of the plan administrator, including unrestricted stock grants and units of our operating partnership.

Any such awards will provide for exercise prices, where applicable, that are not less than the fair market value of our common stock on the date of the grant. Any shares issued under the incentive stock plan will be subject to the ownership limits contained in our charter.

Our Board of Directors or a committee of our independent Directors administers the 2006 Incentive Plan, with sole authority to select participants, determine the types of awards to be granted and all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting and/ or exercise of the awards would jeopardize our qualification as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under our charter.

The maximum number of shares of our common stock that may be issued upon the exercise or grant of an award under the 2006 Incentive Plan is 10,000,000. In the event of a nonreciprocal corporate transaction that causes the per share value of our common stock to change, such as a stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend, the share authorization limits of the incentive stock plan will be adjusted proportionately. Except as described in the next sentence, shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2006 Incentive Plan will again be available for subsequent awards under the plan. Shares that are exchanged by a participant or withheld by our company to pay the exercise price of an award granted under the 2006 Incentive Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the plan. To the extent that an award is settled in cash or in a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will again be available for subsequent awards under the 2006 Incentive Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option granted under the 2006 Incentive Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. By way of example only, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.

Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant's service due to death or disability (as defined in the plan), (i) all of that participant's outstanding options and stock appreciation rights will become fully vested and exercisable, (ii) all time-based vesting restrictions on that participant's outstanding awards will lapse, and (iii) the payout level under all of that participant's outstanding performance-based awards will be determined and deemed to have been earned based upon an assumed achievement of all relevant performance goals at the "target" level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.

Unless otherwise provided in an award certificate or any special plan document governing an award, upon the occurrence of a change in control of our company (as defined in the plan) in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Compensation Committee or our Board of Directors: (i) all outstanding options and stock appreciation rights and other outstanding awards in the nature of rights that may be exercised will become fully vested and exercisable; (ii) all time-based vesting restrictions on outstanding awards will lapse as of the date of termination; and (iii) the payout level under outstanding performance-based awards will be determined and deemed to have been earned as of the effective date of the change in control based upon an assumed achievement of all relevant performance goals at the "target" level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the change in control. In addition, with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within one year after the effective date of the change in control, a participant's employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the plan), then: (i) all of that participant's outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised will become fully vested and exercisable; (ii) all time-based vesting restrictions on that participant's outstanding awards will lapse as of the date of termination; and (iii) the payout level under all of that participant's performance-based awards that were outstanding immediately prior to effective time of the change in control will be determined and deemed to have been earned as of the date of termination based upon an assumed achievement of all relevant performance goals at the "target" level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.

The 2006 Incentive Plan will automatically expire on the tenth anniversary of the date on which it is adopted, unless extended or earlier terminated by the Board of Directors. The Board of Directors may terminate the plan at any time, but such termination will have no adverse impact on any award that is outstanding at the time of such termination. The Board of Directors may amend the plan at any time, but any amendment would be subject to stockholder approval if, in the reasonable judgment of the board, stockholder approval would be required by any law, regulation or rule applicable to the plan. No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The board may amend or terminate outstanding awards, but those amendments may require consent of the participant and, unless approved by the stockholders or otherwise permitted by the anti-dilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1 million paid to its Chief Executive Officer and certain other executive officers, although there is an exemption for "performance-based compensation" that meets certain requirements under Section 162(m). Awards granted under the plan currently would not satisfy these requirements. In order for awards granted under the plan to be exempt, the 2006 Incentive Plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders. As a qualifying REIT, the Company does not pay federal income tax; therefore, the unavailability of the Section 162(m) compensation deduction to these amounts did not result in any increase in the Company's federal income tax obligations and, accordingly, the Compensation Committee has not adopted a policy requiring all compensation to be deductible.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Conflicts of Interest

Our independent Directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a fiduciary obligation to act in the best interest of our stockholders. However, we cannot assure you that the independent Directors will be able to eliminate or reduce the risks related to these conflicts of interest. Some of these conflicts of interest and restrictions and procedures we have adopted to address these conflicts are described below.

Interests in Our Investments

We are permitted to make or acquire investments in which our Directors, officers or stockholders or any of our or their respective affiliates have direct or indirect pecuniary interests. However, any such transaction in which our Directors or officers or any of their respective affiliates has any interest would be subject to the restrictions and procedures described below.

Related Person Transactions

In order to reduce or eliminate certain potential conflicts of interest, our charter contains restrictions and conflict resolution procedures relating to transactions we enter into with our Directors or their respective affiliates. These restrictions and procedures include, among others, the following:

- We will not purchase or lease any asset (including any property) in which any of our Directors or officers or any of their affiliates has an interest without a determination by a majority of our Directors, including a majority of our independent Directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to such director or directors or officer or officers or any such affiliate, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such asset at an amount in excess of its appraised value.
- We will not sell or lease assets to any of our Directors or officers or any of their affiliates unless a majority of our Directors, including a majority of our independent Directors, not otherwise interested in the transaction determine the transaction is fair and reasonable to us, which determination will be supported by an appraisal obtained from a qualified, independent appraiser selected by a majority of our independent Directors.
- We will not make any loans to any of our Directors or officers or any of their affiliates (other than loans to our wholly owned subsidiaries). In addition, any loans made to us by our Directors or officers or any of their affiliates must be approved by a majority of our Directors, including a majority of the independent Directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.
- We will not invest in any joint ventures with any of our Directors or any of their affiliates unless a majority of our Directors, including a majority of our independent Directors, not otherwise interested in the transaction determine the transaction is fair and reasonable to us and on substantially the same terms and conditions as those received by other joint ventures.

Our Board of Directors recognizes that transactions between us and any of our Directors, executive officers and significant stockholders can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our company and our stockholders.

Therefore, as a general matter and consistent with our charter and code of ethics, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of our company and our stockholders. Accordingly, in addition to the restrictions and conflict resolution procedures described above and as set forth in our charter, our Board of Directors has adopted a "Related Person Transactions Policy" which provides that the Nominating and Corporate Governance Committee of our Board of Directors will review all transactions in which we are or will be a participant and the amount involved exceeds $120,000 if a related person had, has or will have a direct or indirect material interest in such transaction. Any such potential transaction is required to be reported to our Nominating and Corporate Governance Committee for their review. Our Nominating and Corporate Governance Committee will only approve or ratify such related person transactions that are (i) in, or are not inconsistent with, the best interests of us and our stockholders, as the nominating and corporate governance committee determines in good faith, (ii) on terms comparable to those that could be obtained in arm's length dealings with an unrelated third person, and (iii) approved or ratified by a majority of the disinterested members of the Nominating and Corporate Governance Committee.

In making such a determination, the Nominating and Corporate Governance Committee is required to consider all of the relevant and material facts and circumstances available to it including (if applicable, and without limitation) the benefits to us of the transaction, the ongoing impact of the transaction on a Director's independence, the availability of other sources for comparable products or services, the terms of the transaction, and whether the terms are comparable to the terms available to unrelated third parties generally. A member of the Nominating and Corporate Governance Committee is precluded from participating in any review, consideration or approval of any transaction with respect to which the Director or the Director's immediate family members are related persons.

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table shows as of April 19, 2013 what we believe to be, based on publicly available information, the number and percentage of shares of common stock beneficially owned by principal stockholders who beneficially own more than five percent of the Company's outstanding shares of either Class A common stock or Class B common stock. The information in this table is based upon the latest filing of either a Schedule 13D, Schedule 13G or Form 13F (or amendments thereto) as filed by the respective stockholder with the SEC as of the date stated in the below footnote. The percent of common stock is based on 111,424,429 and 114,566,254 shares of our Class A common stock and Class B common stock, respectively, outstanding as of April 19, 2013.

	Class A Common Stock		Class B Common Stock	
Name and Address of Beneficial Owner	**Amount and Nature of Beneficial Ownership**	**Percent of Class**	**Amount and Nature of Beneficial Ownership**	**Percent of Class**
The Vanguard Group, Inc. (1) 100 Vanguard Blvd. Malvern, PA 19355	10,483,152	9.4%	—	—%

(1) Based solely on the information in Schedule 13G, dated April 9, 2013, filed by The Vanguard Group, Inc., or Vanguard, with the SEC, with respect to the Company reporting beneficial ownership as of March 31, 2013. The report states that Vanguard sole voting power over 25,061 shares, sole dispositive power over 10,460,891 shares and shared dispositive power over 22,261 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 22,261 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 2,800 shares as a result of its serving as investment manager of Australian investment offerings.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows as of April 19, 2013 what we believe to be, based on publicly available information, the number and percentage of shares of common stock beneficially owned by: (i) each Director; (ii) each named executive officer; and (iii) all Directors and executive officers as a group. The percent of common stock is based on 111,424,429 and 114,566,254 shares of our Class A common stock and Class B common stock, respectively, outstanding as of April 19, 2013.

	Class A Common Stock		Class B Common Stock	
Name	Amount and Nature of Beneficial Ownership (1) (2)	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Scott D. Peters	1,310,283	1.2%	260,000	*
Kellie S. Pruitt	281,534	*	61,730	*
Mark D. Engstrom	248,606	*	68,504	*
Amanda L. Houghton	194,189	*	19,028	*
W. Bradley Blair, II	136,060	*	15,000	*
Maurice J. DeWald	123,060	*	15,000	*
Warren D. Fix	138,425	*	18,364	*
Larry L. Mathis	138,822	*	17,762	*
Gary T. Wescombe	161,060	*	15,000	*
Directors and executive officers as a group (9 persons)	2,732,039	2.4%	490,388	*

* Represents less than 1% of our outstanding Class A common stock or Class B common stock.

(1) Beneficial ownership includes outstanding shares and shares which are not outstanding that any person has the right to acquire within 60 days after the date of this table. However, any such shares which are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investing power with respect to all shares beneficially owned by them.

(2) Amount includes vested LTIP units as of April 19, 2013 which are convertible into shares of Class A common stock as follows: 688,000 for Mr. Peters, 154,800 for Ms. Pruitt, 137,600 for Mr. Engstrom, 134,160 for Ms. Houghton and 88,560 for each of Mr. Blair, Mr. DeWald, Mr. Fix, Mr. Mathis and Mr. Wescombe. The future vesting of the unvested LTIP units is unknown at this time as the vesting is based on the future performance of our stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires each Director, officer, and individual beneficially owning more than 10% of a registered security of our company to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock of our company. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to us during and with respect to the year ended December 31, 2012 or written representations that no additional forms were required, to the best of our knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2012, except that one Director failed to timely file one Form 4 with respect to one transaction.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP, or Deloitte, to be our independent registered public accounting firm for the year ending December 31, 2013. A representative of Deloitte is expected to be present at the annual meeting and will have an opportunity to make a statement if he or she so desires. The representative also will be available to respond to appropriate questions from the stockholders.

Although it is not required to do so, the Board of Directors is submitting the Audit Committee's appointment of our independent registered public accounting firm for ratification by the stockholders at the annual meeting in order to ascertain the view of the stockholders regarding such appointment as a matter of good corporate practice. If the stockholders should not ratify the appointment of our independent registered public accounting firm, the Audit Committee will reconsider the appointment.

The Board of Directors recommends a vote "FOR" ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: AUDIT AND NON-AUDIT FEES

Deloitte has served as our independent auditors since April 24, 2006. The following table lists the fees for services billed by our independent auditors for 2012 and 2011:

Services	2012	2011
Audit fees (1)	$1,594,000	$1,401,000
Audit-related fees (2)	223,000	68,000
Tax fees (3)	300,000	395,000
All other fees	—	—
Total	$2,117,000	$1,864,000

(1) Audit fees consist of the audit of our annual consolidated financial statements, a review of our quarterly consolidated financial statements, and other services related to filings with the SEC.

(2) Audit related fees consist of stand-alone property audits and agreed-upon procedures.

(3) Tax services consist of tax compliance.

Pre-Approval Policies

The Audit Committee charter imposes a duty on the Audit Committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services, if any (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors' independence. Unless a type of service to be provided by the independent auditors has received "general" pre-approval, it will require "specific" pre-approval by the Audit Committee.

All requests or applications for services to be provided by the independent auditor that do not require specific pre-approval by the Audit Committee will be submitted to management and must include a detailed description of the services to be rendered. Management will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditors and the principal financial officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The chairperson of the Audit Committee has been delegated the authority to specifically pre-approve de minimis amounts for services not covered by the general pre-approval guidelines. All amounts, other than such de minimis amounts, require specific pre-approval by the Audit Committee prior to engagement of Deloitte. All amounts, other than de minimis amounts not subject to pre-approval, specifically pre-approved by the chairperson of the Audit Committee in accordance with this policy are to be disclosed to the full Audit Committee at the next regularly scheduled meeting.

All services rendered by Deloitte for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

Auditor Independence

The Audit Committee has considered whether the provision of the above noted services is compatible with maintaining the independence of our independent registered public accounting firm's independence and has concluded that the provision of such services has not adversely affected the independent registered public accounting firm's independence.

AUDIT COMMITTEE REPORT TO STOCKHOLDERS

The Audit Committee of the Board of Directors of Healthcare Trust of America, Inc. operates under a written charter adopted by the Board of Directors. The role of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors. Our management has the primary responsibility for our financial statements as well as our financial reporting process, principles and internal controls. The independent registered public accounting firm is responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States of America.

In this context, in fulfilling its oversight responsibilities, the Audit Committee reviewed the 2012 audited financial statements with management, including a discussion of the quality and acceptability of the financial reporting and controls of Healthcare Trust of America, Inc.

The Audit Committee reviewed with Deloitte & Touche LLP, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality and the acceptability of the financial statements and such other matters as are required to be discussed by the applicable auditing standards as periodically amended (including significant accounting policies, alternative accounting treatments and estimates, judgments and uncertainties). The Audit Committee has received the written disclosures from the independent registered public accounting firm required by Public Company Accounting Oversight Board (United States) ("PCAOB") Ethics and Independence Rule 3526, "*Communication with Audit Committees Concerning Independence*" and discussed with the independent registered public accounting firm its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the Securities and Exchange Commission, or the SEC.

The Audit Committee discussed with Deloitte & Touche LLP the overall scope and plans for the audit. The Audit Committee meets periodically with Deloitte & Touche LLP, with and without management present, to discuss the results of their examinations, their evaluations of internal controls and the overall quality of the financial reporting of Healthcare Trust of America, Inc.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 1, 2013. This report is provided by the following independent directors, who constitute the Audit Committee:

Maurice J. DeWald, Chairman
W. Bradley Blair, II
Warren D. Fix
Larry L. Mathis
Gary T. Wescombe

ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any stockholder of record on April 19, 2013 without charge upon written request addressed to:

Healthcare Trust of America, Inc.
Attention: Secretary
16435 N. Scottsdale Road, Suite 320
Scottsdale, Arizona 85254

A reasonable fee will be charged for copies of exhibits. You also may access this proxy statement and our Annual Report on Form 10-K at www.eproxyvote.com/hta. You also may access our Annual Report on Form 10-K for the year ended December 31, 2012 at www.htareit.com.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, which contains general guidelines for conducting our business and is designed to help directors, employees and independent consultants resolve ethical issues in an increasingly complex business environment. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions and all members of our Board of Directors. The Code of Ethics covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. Stockholders may request a copy of the Code of Ethics, which will be provided without charge, by writing to Healthcare Trust of America, Inc., 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, Attention: Secretary. If, in the future, we amend, modify or waive a provision in the Code of Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website, www.htareit.com, as necessary.

PROPOSALS FOR 2014 ANNUAL MEETING

Under SEC regulations, any stockholder desiring to make a proposal to be acted upon at the 2014 Annual Meeting of Stockholders must cause such proposal to be received at our principal executive offices located at 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, Attention: Secretary, no later than January 10, 2014, in order for the proposal to be considered for inclusion in our proxy statement for that meeting. Stockholders also must follow the procedures prescribed in SEC Rule 14a-8 promulgated under the Securities Exchange Act of 1934, or the Exchange Act.

If a stockholder wishes to present a director nomination or other business proposal at the 2014 Annual Meeting of Stockholders, our bylaws currently require that the stockholder give advance written notice to our Secretary at our offices no earlier than December 11, 2013 and no later than 5:00 p.m., Eastern Time, on January 10, 2014. Any stockholder nominations or proposals not received by us by 5:00 p.m., Eastern Time, on January 10, 2014, will be considered untimely and, if raised at the 2014 Annual Meeting of Stockholders, the proxy holders will be able to exercise discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) promulgated under the Exchange Act.

OTHER MATTERS

We will mail a proxy card together with this proxy statement to all stockholders of record at the close of business on or about May 10, 2013. The only business to come before the annual meeting of which management is aware is set forth in this proxy statement. If any other business does properly come before the annual meeting or any postponement or adjournment thereof, the proxy holders will vote in regard thereto according to their discretion insofar as such proxies are not limited to the contrary.

It is important that proxies be returned promptly. Therefore, stockholders are urged to date, sign and return the accompanying proxy card in the accompanying return envelope or by fax to (781) 633-4036 or by telephone by dialing toll-free (866) 977-7699 or by the internet at www.eproxyvote.com/hta.

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